Form 10-K, Exhibit 13
period 1993-12-31
STEPAN CO
filed 1994-03-24
CIK 94049

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
1993 COMPARED WITH 1992
Sales for 1993 grew one percent to a record $439 million. The increase was the result of a one percent increase in sales volume. Sales by product group were:

                                                 Percent
(Dollars in Thousands)       1993       1992     Change
- ---------------------------------------------------------
Surfactants                $324,809   $317,522      +2
Polymers                     79,071     87,060      -9
Specialty products           34,945     31,182     +12
- ---------------------------------------------------------
   Total                   $438,825   $435,764      +1
- ---------------------------------------------------------

   Surfactants are a principal ingredient in consumer and industrial cleaning products such as detergents, shampoos, lotions, toothpaste and cosmetics. Other applications include lubricating ingredients and emulsifiers for spreading of insecticides and herbicides. Surfactant sales volume rose two percent. Domestic volume represented 87 percent of total surfactant sales volume and grew by two percent over the prior year. Sales of foreign subsidiaries representing 13 percent of surfactant sales volume declined by two percent. Mexico's sales decreased as a result of a 13 percent drop in volume which was largely offset by increased sales volume in Canada. Europe's sales decreased two percent, despite higher volume as a result of a six percent decline in the value of the French franc and increased competitive pressure on prices. The weaker Canadian dollar also negatively affected the foreign subsidiaries' revenue growth.

   The polymer product group includes phthalic anhydride, polyurethane systems and polyurethane polyols. Phthalic anhydride is used in polyester resins, alkyd resins and plasticizers for applications in construction materials and components of automotive, boating and other consumer products. Polyurethane systems provide thermal insulation and are sold to the construction, industrial and appliance markets. Polyurethane polyols are used in the manufacture of laminate board for the construction industry. Polymer sales declined due to a nine percent decrease in volume. Phthalic anhydride, which represents 54 percent of polymer volume, experienced a 17 percent decrease in sales due primarily to increased competition from imports which forced volumes and selling prices down. Polyurethane polyols, which represent 35 percent of total polymer volume, experienced an eight percent decline in volume due to lower export business. Polyurethane systems sales increased seven percent as a result of higher volume and improved selling prices.

   Specialty products include flavors, lubricant additives, oil field chemicals and emulsifiers and solubilizers used in the food and pharmaceutical industry. Specialty products revenues grew 12 percent with most of the improvement coming from higher volume. Average selling prices were essentially unchanged.

   Gross profit in 1993 was $80.0 million, or 18.2 percent of net sales, a decrease from $81.8 million, or 18.8 percent of net sales in 1992. Surfactants gross profit was $63.0 million for 1993, a decrease of one percent from 1992. Domestic surfactants were down $.3 million, or one percent, as a result of a slight decrease in gross profit margins. Foreign operations were down $.2 million as Stepan Europe continued to face increased competitive pressure in a recessionary European economy. Canada and Mexico both showed improvement over 1992. Polymers gross profit dropped by $4.7 million to $9.7 million for 1993 representing a 33 percent decrease from 1992. Phthalic anhydride accounted for most of the decreased polymer gross profit showing significantly reduced gross profit margins as a result of increased competition from imports in the marketplace. Higher repair and maintenance expenses in the production of phthalic anhydride also contributed to the lower margins. Polyurethane polyols gross profit also decreased despite higher margins as a result of lower volumes. Polyurethane systems gross profit increased on improved margins. Specialty products gross profit grew by $3.4 million to $7.4 million for 1993 representing an 85 percent increase over 1992. Contributing to this performance were higher selling prices for lubricant additives, higher volumes for oil field chemicals and improved margins for food ingredients.

   Raw material costs declined slightly during 1993 and are expected to remain stable during 1994. Labor costs increased at a modest rate reflecting the recent low levels of inflation which are expected to continue in the near term. Depreciation expense increased to $25.7 million in 1993 from $22.4 million in 1992 as a result of bringing into service significant capacity expansion projects in recent years, as well as continuing capital spending for plant improvements, a trend that will continue as the Company reinvests in process improvements and compliance with environmental standards.

   Operating income, pre-tax income before net interest expense, was $27.3 million in 1993, a 13.8 percent increase from 1992. Operating income in 1992 included a $6.5 million charge relating to environmental expenses and the write down of the Company's investment in Mexico. See Note 10 of the Notes to the Consolidated Financial Statements. Excluding the environmental and restructuring charge in last year, operating expenses for 1993 increased $1.5 million or three percent. Administrative expenses decreased $1.7 million or nine percent primarily due to decreased legal settlement costs and lower office space costs as 1992 was unusually high due to the consolidating of personnel into a newly leased corporate facility. Marketing expenses increased four percent largely due to increased travel by sales personnel and a higher bad debt provision. Research and development costs increased by 17 percent due to planned staffing increases as well as greater travel requirements of research personnel. Cost containment efforts undertaken in prior years have resulted in a moderate increase in operating expenses in 1993 and are expected to continue in 1994.

   The effective tax rate was 45 percent in 1993 compared to 40 percent in 1992 on income before the effects of accounting changes. The increase in the tax provision was attributable to the higher corporate tax rate which resulted from the Revenue Reconciliation Act of 1993. Previously deferred tax liabilities were restated to reflect the higher tax rate resulting in an addition to the current year provision. See Note 5 of the Notes to the Consolidated Financial Statements for a reconciliation of the statutory to the effective tax rate.

   Net income for 1993 increased three percent to $10.8 million, or $1.96 per share, compared to 1992 net income of $10.4 million, or $1.91 per share before accounting changes. The 1992 net income reflected the retroactive adoption of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" and a change from the deferred method to the flow-through method of accounting for investment tax credits. The cumulative effect of these changes was a favorable $5.4 million, or $1.02 per share in 1992. See Note 5 of the Notes to the Consolidated Financial Statements for a further explanation of the accounting changes. Net income for 1992 was $15.8 million, or $2.93 per share.

1992 COMPARED WITH 1991

   Sales for 1992 increased five percent to a record $436 million. The increase was the result of a four percent increase in sales volume and higher average selling prices. Sales by product group were:

                                                Percent
(Dollars in Thousands)      1992       1991     Change
- -------------------------------------------------------
Surfactants                $317,522   $293,347      +8
Polymers                     87,060     89,848      -3
Specialty products           31,182     30,874      +1
- -------------------------------------------------------
   Total                   $435,764   $414,069      +5
- -------------------------------------------------------

   Surfactant sales volume increased six percent. Domestic volume represented 86 percent of total surfactant sales volume and grew by three percent over the prior year. Sales of our foreign subsidiaries repre-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

senting 14 percent of surfactant sales volume grew by 23 percent. Europe's volume increased 40 percent as a result of continued penetration of the European fabric softener market. Mexico's volume increased 42 percent and Canada was unchanged.

   Polymer sales declined due to a two percent decrease in volume. Polyurethane polyols, which represent 35 percent of total polymer volume, experienced a nine percent decline in volume due to economic conditions. Phthalic anhydride, which represents 56 percent of polymer volume, experienced a nine percent increase in sales due primarily to higher selling prices as volume only increased slightly. Polyurethane systems sales decreased four percent as a result of declining selling prices.

   Specialty products revenues were up slightly despite a four percent decrease in volume. Average selling prices were up five percent with most of the improvement coming from higher selling prices for lubricant additives.

   Gross profit in 1992 was $81.8 million, or 18.8 percent of net sales, an increase from $74.0 million, or 17.9 percent of net sales in 1991. Surfactants gross profit reached $61.7 million for 1992, an increase of six percent from 1991. Foreign operations generated the increased surfactant gross profit as Stepan Europe continued to expand into more of the European fabric softener market. Canada and Mexico both showed improvement over 1991. Domestic surfactants were down $.8 million, or two percent, as a result of a slight decrease in gross profit margins. Polymers gross profit grew by $4.4 million to $14.0 million for 1992 representing a 45 percent increase over 1991. Phthalic anhydride accounted for most of the increased polymer gross profit showing significantly improved gross profit margins as a result of improved balance of supply and demand in the marketplace. Polyurethane polyols gross profit also increased despite lower sales volume as a result of higher margins. Polyurethane systems gross profit declined on lower margins. Specialty products was unchanged from the prior year.

   Raw material costs remained relatively stable during 1992. Labor costs increased at a modest rate reflecting the low levels of inflation experienced in 1992. Depreciation expense increased to $22.4 million in 1992 from $20.1 million in 1991 as a result of bringing into service a significant capacity expansion project, as well as continuing capital spending for plant improvements.

   Operating income, pre-tax income before net interest expense, was $24.0 million, a five percent decline from 1991. Operating income in 1992 included a $6.5 million charge relating to environmental expenses and the write down of the Company's investment in Mexico. See Note 10 of the Notes to the Consolidated Financial Statements. Operating expenses increased $2.6 million or five percent. Administrative expenses increased $2.3 million or 13 percent primarily due to an increase in legal settlement costs and higher costs associated with the leasing of additional corporate office space. Marketing expenses increased a modest three percent largely due to increased personnel in Europe. Research and development costs decreased by one percent. Cost containment efforts undertaken in 1992 are expected to continue in 1993.

   Net interest expense increased two percent due to higher average debt levels, ending the year at $97.1 million in total debt compared to $92.5 million at the end of 1991. Average cost of borrowed funds declined as rates on revolving bank debt averaged well below 1991 levels.

   The effective tax rate on income before the effects of accounting changes was 40 percent in 1992 compared to 33.5 percent in 1991. The 1992 tax provision reflects the retroactive adoption of Statement of Financial Accounting Standard No.109, "Accounting for Income Taxes" to January 1, 1992 and a change from the deferred method to the flow-through method of accounting for investment tax credits. The cumulative effect of these accounting changes was a favorable $5.4 million or $1.02 per share in 1992. See Note 5 of the Notes to the Consolidated Financial Statements for a further explanation of the accounting change as well as a reconciliation of the statutory to the effective tax rate.

   Net income in 1992 was a record $15.8 million or $2.93 per share, up from $12.5 million or $2.30 per share in 1991. Net income excluding accounting changes was $10.4 million, or $1.91 per share in 1992.

LIQUIDITY AND FINANCIAL CONDITION

Cash provided by operating activities totaled $35.3 million during 1993, down by $3.5 million compared to $38.8 million for 1992. Working capital increased by $4.3 million for 1993, compared to an increase of $2.3 million during 1992. Net income, adjusted for non-cash items, declined by $1.4 million from year-to-year. For 1992, non-cash items included $6.5 million of environmental and restructuring charges.

   Capital expenditures for 1993 were $25.4 million, down by $9.0 million from the $34.4 million total for 1992. Capital spending is scheduled to increase during 1994 from the 1993 amount, which represented a five-year low.

   Total debt was unchanged during 1993, opening and closing the year at $97.1 million. In 1993, the Company entered into $30 million of new long term notes placed at 7.22 percent. Proceeds from the new loans were used to reduce floating rate debt, which fell by $20 million from one year earlier, and to repay $12 million in higher cost fixed rate debt. During 1993, the Company recorded a $1.0 million note payable to its new Colombian joint venture, while debt of foreign subsidiaries increased by $1.0 million. The year-end ratio of long term debt to long term debt plus shareholders' equity was 46.2 percent for 1993, compared to
47.6 percent for 1992 and 49.7 percent for 1991.

   The Company maintains contractual relationships with its banks which provide for $45 million of revolving credit which may be drawn upon as needed for general corporate purposes. See Note 3 of the Notes to the Consolidated Financial Statements for a discussion of the terms of this agreement. The Company also meets short term liquidity requirements through uncommitted bank lines of credit and bankers' acceptances.

   The Company anticipates that cash from operations and from committed credit facilities will be sufficient to meet anticipated capital expenditure programs, dividend requirements and other planned financial commitments in 1994 and for the foreseeable future.

ENVIRONMENTAL AND LEGAL MATTERS

The Company is subject to extensive Federal, state and local environmental laws and regulations. Although the Company's environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent environmental regulation could require the Company to make additional unforeseen environmental expenditures. The Company will continue to invest in the equipment and facilities necessary to comply with existing and future regulations. During 1993, Company expenditures for capital projects related to the environment were $4.1 million and should approximate $6.5 million for 1994. These projects are capitalized and typically depreciated over 10 years. Capital spending on such projects is likely to continue at these or higher levels in future years. Recurring costs associated with the operation and maintenance of environmental protection facilities for ongoing operations were approximately $8.0 million for 1993 compared to $10.0 million for 1992. While difficult to project, it is not anticipated that these recurring expenses will increase significantly in the future.

   The Company has been named by the government as a potentially responsible party at 16 waste dis-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

posal sites where cleanup costs have been or may be incurred under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. In addition, damages are being claimed against the Company in general liability actions for alleged personal injury or property damage in the case of some disposal and plant sites. The Company believes that it has made adequate provisions for the costs it may incur with respect to the sites. The Company has estimated a range of possible environmental and legal losses from $4.4 million to $22.8 million at December 31, 1993, compared to $6.1 million to $25.2 million at December 31, 1992. The Company reserves for such losses based on its best estimate of probable losses. At December 31, 1993, the Company's reserve was $7.2 million for legal and environmental matters compared to $9.6 million at December 31, 1992. During 1993, expenditures related to legal and environmental matters approximated $4.5 million compared to $7.2 million expended in 1992. While it is difficult to forecast the expenditure for 1994, the Company believes that the $7.2 million reserve balance at December 31, 1993 is more likely to be paid out over multiple years. At certain of the sites, estimates cannot be made of the total costs of compliance, or the Company's share of such costs; accordingly, the Company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the Company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup and the extended period over which any costs would be incurred, the Company presently believes that these matters will not have a material effect on the Company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings in the 1993 Form 10-K Annual Report and in other filings of the Company with the Securities and Exchange Commission, which filings are available upon request from the Company.

   In addition, reference should be made to the Ten-Year Summary on pages 30 and 31.

Report of Management

Management Report on Financial Statements

The financial statements of Stepan Company and subsidiaries were prepared by and are the responsibility of management. The statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include some amounts that are based on management's best estimates and judgments. The Board of Directors, through its Audit Committee, assumes an oversight role with respect to the preparation of the financial statements.

   In meeting its responsibility for the reliability of the financial statements, the Company depends on its system of internal accounting control. The system is designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are properly recorded. The system is augmented by written policies and procedures and an internal audit department.

   The Audit Committee of the Board of Directors, composed solely of directors who are not officers or employees of the Company, meets regularly with management, with the Company's internal auditors and with its independent certified public accountants to discuss its evaluation of internal accounting controls and the quality of financial reporting. The independent auditors and the internal auditors have free access to the Audit Committee, without management's presence.

F. Quinn Stepan
Chairman of the Board and Chief Executive Officer

Walter J. Klein
Vice President-Finance

February 11, 1994

Report of Independent Public Accountants

To the Stockholders of Stepan Company:

We have audited the accompanying consolidated balance sheets of Stepan Company (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, cash flows and stockholders' equity, for each of the three years in the period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stepan Company and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

   As discussed in Notes 1 and 5 to the consolidated financial statements, effective January 1, 1992, Stepan Company changed its methods of accounting for investment tax credits and for income taxes.

Arthur Andersen & Co.
Chicago, Illinois,
February 11, 1994

CONSOLIDATED BALANCE SHEETS
December 31, 1993 and 1992



(Dollars in Thousands)                                                    1993       1992
- --------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                            $  1,515   $  2,915
   Receivables, less allowances of $1,739 in 1993 and $1,444 in 1992      57,250     57,030
   Inventories (Note 2)                                                   48,918     47,778
   Deferred income taxes (Note 5)                                          7,498      6,922
   Other current assets                                                    3,979      3,980
- --------------------------------------------------------------------------------------------
   Total current assets                                                  119,160    118,625
- --------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT:
   Land                                                                    4,533      4,533
   Buildings and improvements                                             50,143     42,781
   Machinery and equipment                                               311,621    290,866
   Construction in progress                                               11,142     15,819
- --------------------------------------------------------------------------------------------
                                                                         377,439    353,999
   Less accumulated depreciation                                         208,558    186,069
- --------------------------------------------------------------------------------------------
   Property, plant and equipment, net                                    168,881    167,930
- --------------------------------------------------------------------------------------------

Other Assets                                                              12,447     10,525
- --------------------------------------------------------------------------------------------
   Total assets                                                         $300,488   $297,080
============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Current maturities of long-term debt (Note 3)                        $  7,447   $  6,604
   Accounts payable                                                       34,832     37,542
   Accrued liabilities (Note 9)                                           28,312     30,214
- --------------------------------------------------------------------------------------------
   Total current liabilities                                              70,591     74,360
- --------------------------------------------------------------------------------------------

Deferred Income Taxes (Note 5)                                            36,020     32,709
- --------------------------------------------------------------------------------------------

Long-term Debt, less current maturities (Note 3)                          89,660     90,505
- --------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (NOTE 6):
   5 1/2 percent convertible preferred stock, cumulative, voting, without par value; authorized 2,000,000 shares; issued
      799,684 shares in 1993 and 800,000 shares in 1992                   19,992     20,000
   Common stock, $1 par value, authorized 15,000,000 shares;
      issued 5,113,024 in 1993 and 5,100,945 in 1992                       5,113      5,101
   Additional paid-in capital                                              3,781      3,688
   Cumulative translation adjustments                                     (2,058)    (1,023)
   Retained earnings                                                      82,475     76,804
- --------------------------------------------------------------------------------------------
                                                                         109,303    104,570

   Less: Treasury stock, at cost (Note 6)                                  4,863      4,619
         Deferred ESOP compensation (Note 7)                                 223        445
- --------------------------------------------------------------------------------------------
   Stockholders' equity                                                  104,217     99,506
- --------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity                           $300,488   $297,080
============================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 1993, 1992 and 1991



(Dollars in Thousands, except per share amounts)                  1993      1992      1991
- ------------------------------------------------------------------------------------------
Net Sales                                                     $438,825  $435,764  $414,069
- ------------------------------------------------------------------------------------------
COST AND EXPENSES:
   Cost of sales                                               358,790   353,950   340,047
   Marketing                                                    16,738    16,061    15,566
   Administrative                                               18,378    20,110    17,775
   Research, development and technical services (Note 1)        17,669    15,134    15,331
   Interest, net (Note 3)                                        7,626     6,644     6,484
   Environmental and restructuring charges (Note 10)                --     6,500        --
- ------------------------------------------------------------------------------------------
                                                               419,201   418,399   395,203
- ------------------------------------------------------------------------------------------

Income Before Provision for Income Taxes and Cumulative
   Effect of Accounting Changes                                 19,624    17,365    18,866
Provision for Income Taxes (Note 5)                              8,848     6,942     6,319
- ------------------------------------------------------------------------------------------
Income Before Cumulative Effect of Accounting Changes           10,776    10,423    12,547
Cumulative Effect of Accounting Changes (Notes 1 and 5)             --     5,406        --
- ------------------------------------------------------------------------------------------
Net Income                                                    $ 10,776  $ 15,829  $ 12,547
- ------------------------------------------------------------------------------------------

PRIMARY EARNINGS PER SHARE:
   Income before cumulative effect of accounting changes          1.96      1.91      2.30
   Cumulative effect of accounting changes (Notes 1 and 5)          --      1.02        --
- ------------------------------------------------------------------------------------------
   Net Income per Common Share                                $   1.96  $   2.93  $   2.30
- ------------------------------------------------------------------------------------------

FULLY DILUTED EARNINGS PER SHARE:
   Income before cumulative effect of accounting changes          1.92      1.87      2.25
   Cumulative effect of accounting changes (Notes 1 and 5)          --       .97        --
- ------------------------------------------------------------------------------------------
   Net Income per Common Share                                $   1.92  $   2.84  $   2.25
- ------------------------------------------------------------------------------------------

Average Common Shares Outstanding (Note 1)                       4,947     5,286     5,458
- ------------------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                     (COMBINED SALES Chart Appears Here)







              (1993 SALES DOLLAR DISTRIBUTION Chart Appears Here)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 1993, 1992 and 1991



(Dollars in Thousands)                                                         1993      1992      1991
- --------------------------------------------------------------------------------------------------------
Net Cash Flow from Operating Activities
   Net income                                                               $10,776   $15,829   $12,547
   Depreciation and amortization                                             27,679    23,914    21,108
   Cumulative effect of accounting changes (Notes 1 and 5)                       --    (5,406)       --
   Provision for environmental and restructuring charges (Note 10)               --     6,500        --
   Deferred income taxes and investment tax credits                           2,735     2,409    (1,151)
   Prepaid pension cost (Note 8)                                               (567)     (645)     (606)
   Other non-cash items                                                         830       271       222
- --------------------------------------------------------------------------------------------------------
                                                                             41,453    42,872    32,120
   Changes in Working Capital:
      Receivables, net                                                         (220)   (2,985)   (3,346)
      Inventories                                                            (1,140)   (3,823)   (4,061)
      Accounts payable and accrued liabilities                               (4,788)    3,000     5,165
      Other                                                                       1      (250)       22
- --------------------------------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities                              35,306    38,814    29,900
- --------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
   Expenditures for property, plant and equipment                           (25,435)  (34,440)  (33,728)
   Investment in joint venture (Note 1)                                      (1,422)       --        --
   Other non-current assets                                                    (963)   (1,960)   (3,036)
- --------------------------------------------------------------------------------------------------------
      Net Cash Used for Investing Activities                                (27,820)  (36,400)  (36,764)
- --------------------------------------------------------------------------------------------------------

Cash Flows from Financing and Other Related Activities
   Revolving debt and notes payable to banks, net                           (20,631)   11,129    (9,800)
   Other debt borrowings                                                     30,000        --    25,000
   Other debt repayments                                                    (12,633)   (6,556)   (2,932)
   Purchases of treasury stock, net                                            (244)   (2,034)   (1,333)
   Dividends paid                                                            (5,105)   (4,172)   (3,603)
   Other non-cash items                                                        (273)     (141)      176
- --------------------------------------------------------------------------------------------------------
      Net Cash (Used for) Provided by Financing and Other Related Activities (8,886)   (1,774)    7,508
- --------------------------------------------------------------------------------------------------------

Net (Decrease) Increase in Cash and Cash Equivalents                         (1,400)      640       644
Cash and Cash Equivalents at Beginning of Year                                2,915     2,275     1,631
- --------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                    $ 1,515   $ 2,915   $ 2,275
========================================================================================================

Supplemental Cash Flow Information
   Cash payments of income taxes, net of refund                             $ 6,327   $ 6,568   $ 6,017
   Cash payments of interest                                                $ 8,002   $ 8,289   $ 7,774
========================================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 1993, 1992 and 1991



                                    Convertible            Additional                 Cumulative      Deferred
                                     Preferred    Common      Paid-in     Treasury    Translation    ESOP Com-    Retained
(Dollars in Thousands)                 Stock       Stock      Capital        Stock    Adjustments    pensation    Earnings
- ----------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1991            $    --       $5,522    $3,320        $(1,252)    $   324       $  (889)      $ 75,673
Sale of 28,619 shares under
  stock option plan                      --           29       245             --          --            --             --
Purchase of 54,126 shares of
  common treasury stock, net of
  sales                                  --           --        --         (1,333)         --            --             --
Compensation expense (Note 7)            --           --        --             --          --           222             --
Net income                               --           --        --             --          --            --         12,547
Cash dividends paid
  ($.66 per common share)                --           --        --             --          --            --         (3,603)
Translation adjustments                  --           --        --             --          61            --             --
- ----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1991               --        5,551     3,565         (2,585)        385          (667)        84,617
Sale of 80,066 shares
  under stock option plan                --           80       949             --          --            --             --
Purchase of 52,423 shares of
  common treasury stock,
  net of sales                           --           --        49         (2,034)         --            --             --
Issuance of preferred stock in
  exchange and retirement of
  529,801 shares of common
  stock (Note 6)                     20,000         (530)     (875)            --          --            --        (19,470)
Compensation expense (Note 7)            --           --        --             --          --           222             --
Net income                               --           --        --             --          --            --         15,829
Cash dividends paid
  Preferred stock ($.31 per share)       --           --        --             --          --            --           (244)
  Common stock ($.74 per share)          --           --        --             --          --            --         (3,928)
Translation adjustments                  --           --        --             --      (1,408)           --             --
- ----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992           20,000        5,101     3,688         (4,619)     (1,023)         (445)        76,804
Sale of 11,900 shares under
  stock option plan                      --           12       132             --          --            --             --
Purchase of 22 shares of common
  and 8,700 shares of preferred
  treasury stock, net of sales           --           --        93           (244)         --            --             --
Issuance cost of preferred stock         --           --      (140)            --          --            --             --
Conversion of preferred stock
  to common stock                        (8)          --         8             --          --            --             --
Compensation expense (Note 7)            --           --        --             --          --           222             --
Net income                               --           --        --             --          --            --         10,776
Cash dividends paid
  Preferred stock ($1.375
    per share)                           --           --        --             --          --            --         (1,097)
  Common stock ($.81 per share)          --           --        --             --          --            --         (4,008)
Translation adjustments                  --           --        --             --      (1,035)           --             --
- ----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993          $19,992       $5,113    $3,781        $(4,863)    $(2,058)     $   (223)      $ 82,475
- ----------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


(CAPITAL SPENDING CHART APPEARS HERE)     (EQUITY PER SHARE CHART APPEARS HERE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 1993, 1992 and 1991

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NATURE OF OPERATIONS
The Company's operations consist predominantly of the production and sale of basic and intermediate chemicals which are sold to other manufacturers for use in a variety of end products. Principal markets for all products are manufacturers of cleaning and washing compounds (including detergents, shampoos, toothpaste and household cleaners), paints, cosmetics, beverages, agricultural pesticides and herbicides, plastics, furniture, automotive equipment, insulation and refrigeration.
    The Company grants credit to its customers who are widely distributed throughout North America and Europe. There is no material concentration of credit risk.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Stepan Company and its wholly-owned domestic and foreign subsidiary companies. All significant intercompany balances and transactions have been eliminated in consolidation. The equity method of accounting is used for a 50 percent interest in a joint venture in Colombia, South America. The financial results of the joint venture have not been material to the consolidated financial statements.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents.

INVENTORIES
Inventories are valued at cost, which is not in excess of market value, and include material, labor and plant overhead costs. The last-in, first-out (LIFO) method is used to determine the cost of most domestic inventories. The first-in, first-out (FIFO) method is used for all other inventories. Inventories priced at LIFO as of December 31, 1993 and 1992 amounted to 89 percent of total inventories.

PROPERTY, PLANT AND EQUIPMENT
Depreciation of physical properties is provided on a straight-line basis over the estimated useful lives of various assets. Lives used for calculating depreciation are 30 years for buildings, 15 years for building improvements and from three to 15 years for machinery and equipment. Major renewals and betterments are capitalized in the property accounts, while maintenance and repairs ($16,505,000, $15,335,000, and $15,218,000 in 1993, 1992 and 1991,
respectively), which do not renew or extend the life of the respective assets, are charged to operations currently. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.
    Interest charges on borrowings applicable to major construction projects are capitalized and subsequently amortized over the lives of the related assets.

ENVIRONMENTAL EXPENDITURES
Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Some of the factors on which the Company will base its estimates include information provided by feasibility studies, potentially responsible party negotiations and the development of remedial action plans. Liabilities are recorded at gross amounts of probable future cash outlays and are not discounted to reflect the time value of money. While the Company has insurance policies that may cover some of its liabilities, it does not record those claims until such time as they become probable. The Company has not recorded any of such insurance claims at December 31, 1993 and 1992. Expenditures that mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations, are capitalized. Capitalized expenditures are depreciated generally utilizing a 10-year life.

INTANGIBLE ASSETS
Included in other assets are intangible assets consisting of patents, agreements not to compete, trademarks, customer lists and goodwill, all of which were acquired as part of business acquisitions. These assets are presented net of amortization provided on a straight-line basis over their estimated useful lives ranging from two to ten years.

RESEARCH AND DEVELOPMENT COSTS
The Company's research and development costs are expensed as incurred. These expenses are aimed at discovery and commercialization of new knowledge with the intent that such effort will be useful in developing a new product or in bringing about a significant improvement to an existing product or process. Total expenses were $12,613,000, $11,320,000 and $11,558,000 in 1993, 1992 and
1991, respectively. The balance of expenses reflected on the Consolidated Statements of Income relates to technical services which include routine product testing, quality control and sales support service.

INCOME TAXES
As discussed in Note 5, in 1992 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. Prior to January 1, 1992, under Accounting Principles Board Opinion No. 11, deferred income tax expenses or credits were recorded to reflect the tax consequences of timing differences between the recording of income and expenses for financial reporting purposes and for purposes of filing federal income tax returns at income tax rates in effect when the difference arose.

  As discussed in Note 5, in 1992 the Company also changed its accounting method for investment tax credits from the deferred method to the flow-through method in order to conform with predominant U.S. industry practice. The flow-through method recognizes the credits in the year earned, while the deferred method used in prior years, amortizes the credits over the useful lives of the related assets.

TRANSLATION OF FOREIGN CURRENCIES
In general, assets and liabilities of consolidated foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at year end, while revenues and expenses are translated at average exchange rates prevailing during the year. The resulting translation adjustments are included in stockholders' equity. Gains or losses on foreign currency transactions and the related tax effects are reflected in net income.

PER SHARE DATA
Primary earnings per share amounts are computed based on the weighted average number of common shares outstanding, 4,947,000 in 1993, 5,286,000 in 1992 and 5,458,000 in 1991. Common share equivalents resulting from dilutive stock options have been excluded as the dilutive effect was not material. Net income used in computing primary earnings per share has been reduced by dividends payable to preferred shareholders. Fully diluted earnings per share amounts are based on an increased number of common shares that would be outstanding assuming the exercise of certain outstanding stock options and the conversion of the convertible preferred stock, when such conversion would have the effect of reducing earnings per share. The number of shares used in the computations of fully diluted earnings per share were 5,050,000 in 1993, 5,577,000 in 1992 and 5,576,000 in 1991, respectively.

RECLASSIFICATIONS
Certain amounts in the 1991 financial statements have been reclassified to conform with the 1992 and 1993 presentation.

2. INVENTORIES
The composition of inventories was as follows:

                                                December 31
                                       --------------------
(Dollars in Thousands)                    1993         1992
- -----------------------------------------------------------
Finished products                      $27,269      $29,823
Raw materials                           21,649       17,955
- -----------------------------------------------------------
  Total inventories                    $48,918      $47,778
===========================================================

  If the first-in, first-out (FIFO) inventory valuation method had been used, inventories would have been approximately $9,700,000 and $11,700,000 higher than reported at December 31, 1993 and 1992, respectively.

3. DEBT
Debt was composed of the following:

                                                                  December 31
                                                        ---------------------
(Dollars in Thousands)                Maturity Dates        1993         1992
- -----------------------------------------------------------------------------
Unsecured promissory notes
  10.54%                                   1994-1998     $17,856      $25,000
   9.52%                                   1995-2001      15,000       15,000
   9.70%                                   1994-2001       8,000       10,000
   9.70%                                   1997-2006      10,000       10,000
   9.40%                                   1994-1995       2,860        5,716
   7.22%                                   1999-2008      30,000           --

Unsecured bank debt, interest
  at 5.31% at December 31, 1993            1995-1998       7,000       26,700

ESOP loan guarantee (Note 7)                    1994         300          600

Loans of foreign subsidiaries
  payable in foreign currency              1994-2003       5,091        4,093


Note payable to joint venture
  interest in Columbia, South America           1994       1,000           --
- -----------------------------------------------------------------------------
  Total debt                                              97,107       97,109
  Less current maturities                                  7,447        6,604
- -----------------------------------------------------------------------------
    Long-term debt                                       $89,660      $90,505
=============================================================================

  Unsecured bank debt at December 31, 1993, consists of borrowings under a committed $45,000,000 revolving credit agreement which bears interest at varying rates. Borrowings under this agreement at September 20, 1995, if any, would convert to a term loan payable over three years. The Company must pay a commitment fee of .25 percent per annum on the unused portion of the commitment. Periodically, the Company also availed itself of other borrowings under notes payable to banks of which there were no outstanding balances at December 31, 1993 and 1992.

  The various loan agreements contain restrictions on the minimum current ratio, minimum interest coverage, additional debt, investments and payment of dividends. Unrestricted retained earnings were $32,789,000 and $39,669,000 at December 31, 1993 and 1992, respectively. The Company is in compliance with all loan agreements.

  Debt at December 31, 1993 matures as follows: $7,447,000 in 1994; $9,218,000 in 1995; $10,070,000 in 1996; $11,052,000 in 1997; $11,846,000 in 1998 and
$47,474,000 after 1998.

  Net interest expense for the years ended December 31, was composed of the following:

(Dollars in Thousands)            1993            1992            1991
- ----------------------------------------------------------------------
Interest expense                $8,552         $ 8,326         $ 8,396
Interest income                   (331)           (150)            (78)
- ----------------------------------------------------------------------
                                 8,221           8,176           8,318
Capitalized interest              (595)         (1,532)         (1,834)
- ----------------------------------------------------------------------
  Interest, net                 $7,626         $ 6,644         $ 6,484
======================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 1993, 1992 and 1991



4. LEASED PROPERTIES
The Company leases certain property and equipment (primarily transportation equipment, buildings and computer equipment) under operating leases. Total rental expense was $2,932,000, $3,343,000 and $3,239,000 in 1993, 1992 and 1991,
respectively.

     Minimum future rental payments under operating leases with terms in excess of one year as of December 31, 1993 are:

(Dollars in Thousands)           Year    Amount
- -----------------------------------------------
                                 1994    $2,271
                                 1995     1,710
                                 1996     1,136
                                 1997       668
                                 1998       555
                   Subsequent to 1998     1,905
- -----------------------------------------------
   Total minimum future rental payments  $8,245
===============================================


5. INCOME TAXES
In 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for income taxes. As a result of adopting SFAS No. 109, the Company recognized a cumulative benefit of $4,254,000 ($.80 per primary share and $.76 per fully diluted share), as of January 1, 1992. The benefit was included under the caption "Cumulative Effect of Accounting Changes" in the Consolidated Statements of Income. Prior year financial statements have not been restated to reflect the new accounting method. The effect of this new standard on income tax expense (exclusive of the cumulative benefit) for the year ended December 31, 1992, and for each of the quarters in the period then ended, was not material.

     In 1992, the Company also changed its method of accounting for investment tax credits from the deferred method to the flow-through method. This change resulted in the recognition of a cumulative benefit of $1,152,000 ($.22 per primary share and $.21 per fully diluted share) as of January 1, 1992, for credits earned but not recognized under the deferred method used prior to this date. The benefit was included under the caption "Cumulative Effect of Accounting Changes" in the Consolidated Statements of Income. The effect of this change on net income (exclusive of the cumulative benefit) for the year ended December 31, 1992 and for each of the quarters in the period then ended, was not material. If the flow-through rather than deferred method of accounting for investment tax credits had been used in 1991, net income and the related per share amount would have been reduced by $552,000 ($.10 per share).

     The provision for taxes on income and the related income before taxes, are as follows:


TAXES ON INCOME
(Dollars in Thousands)                1993     1992     1991
- -------------------------------------------------------------
Federal
   Current                          $3,818   $2,462   $4,666
   Deferred                          1,365    1,023     (296)
   Net deferred investment
    tax credits                         --       --     (552)
State
   Current                           1,076      692    1,103
   Deferred                            239      359       90
Foreign
   Current                           1,426    1,643    1,166
   Deferred                            924      763      142
- -------------------------------------------------------------
      Total                         $8,848   $6,942   $6,319
=============================================================



INCOME BEFORE TAXES AND ACCOUNTING CHANGES
(Dollars in Thousands)                1993     1992     1991
- -------------------------------------------------------------
Domestic                           $14,493  $ 9,781  $15,916
Foreign                              5,131    7,584    2,950
- -------------------------------------------------------------
   Total                           $19,624  $17,365  $18,866
=============================================================


     No Federal income taxes have been provided on approximately $16,884,000 of undistributed earnings of the Company's foreign subsidiaries. These earnings are expected to be reinvested indefinitely. Such earnings would become taxable upon the sale or liquidation of the foreign subsidiaries or upon the remittance of dividends. Because of the probable availability of foreign tax credits, it is not practicable to estimate the amount, if any, of the deferred tax liability on such earnings.


              The variations between the effective and statutory Federal income tax rates are summarized as follows:
                                                                             1993              1992              1991
- ----------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                              Amount      %     Amount      %     Amount      %
- ----------------------------------------------------------------------------------------------------------------------------------
Income tax provision at statutory tax rate                          $6,731   34.3     $5,903   34.0     $6,413   34.0
State taxes on income less applicable Federal tax benefit              864    4.4        694    4.0        943    5.0
Beginning-of-year deferred tax adjustment for tax rate change          558    2.8         --     --         --     --
Amortization of investment tax credits                                  --     --         --     --       (552)  (2.9)
Research and development credit                                        (55)   (.3)        --     --       (339)  (1.8)
Valuation allowance                                                    319    1.6        390    2.2         --     --
Other items                                                            431    2.3        (45)   (.2)      (146)   (.8)
- ----------------------------------------------------------------------------------------------------------------------------------
   Total income tax provision                                       $8,848   45.1     $6,942   40.0     $6,319   33.5
==================================================================================================================================


     Disclosure requirements pursuant to accounting standards for income taxes prior to SFAS No. 109, require a detail of deferred income tax expense (benefit) by component. For the period presented prior to the adoption of SFAS No. 109, the provision for deferred income taxes resulted from the tax effect of the following items:


(Dollars in Thousands)                                                1991
- ----------------------------------------------------------------------------
Tax over book depreciation                                       $   1,095
Safe Harbor leases                                                    (309)
SFAS No. 87 pension accounting                                         252
Book reserves deductible in other periods                             (556)
Other, net                                                            (546)
- ----------------------------------------------------------------------------
  Deferred tax provision                                         $     (64)
============================================================================

     Pursuant to SFAS No. 109, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The net deferred tax liability at December 31 is comprised of the following:

(Dollars in Thousands)                                    1993        1992
- ----------------------------------------------------------------------------
Current deferred income taxes
   Gross assets                                       $  7,740    $  7,166
   Gross liabilities                                      (242)       (244)
- ----------------------------------------------------------------------------
     Total current deferred tax assets                   7,498       6,922
Non-current deferred income taxes
   Gross assets                                          2,066       1,447
   Valuation allowance                                    (730)       (390)
   Gross liabilities                                   (37,356)    (33,766)
- ----------------------------------------------------------------------------
     Total non-current deferred
       tax liabilities                                 (36,020)    (32,709)
- ----------------------------------------------------------------------------
   Net deferred tax liability                        $ (28,522)  $ (25,787)
============================================================================

     At December 31, the tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

(Dollars in Thousands)                                    1993        1992
- ----------------------------------------------------------------------------
Tax over book depreciation                           $ (29,608)  $ (26,201)
Safe Harbor leases                                      (4,547)     (5,448)
SFAS No. 87 pension accounting                          (2,282)     (1,994)
State income tax accrual                                 1,437       1,450
Book reserves deductible in other
  periods                                                7,204       6,223
Valuation allowance                                       (730)       (390)
Other, net                                                   4         573
- ----------------------------------------------------------------------------
  Net deferred tax liability                         $ (28,522)  $ (25,787)
============================================================================

6. STOCKHOLDERS' EQUITY
On April 28, 1993, the shareholders approved an increase in the authorized shares of the 5 1/2% convertible preferred stock ("preferred stock") from 200,000 to 2,000,000 and approved an eight-for-one stock split to shareholders of record on April 30, 1993. All share and per share data appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for the stock split and the increased authorized shares.

     In 1992, the Company acquired 529,801 shares of its common stock in exchange for 800,000 shares of its then newly issued preferred stock at an exchange ratio of one share of preferred stock for each .66225 share of common stock. In connection with the exchange transaction, the Company recorded $20,000,000 of preferred stock based on the market value of the 529,801 shares of common stock acquired. Simultaneously, the Company retired these common shares by reducing common stock in the amount of $529,801 (par value) and retained earnings by $19,470,199. Additional paid-in capital was reduced by $875,000, representing the costs related to the issuance of the preferred stock.

     The preferred stock is convertible at the option of the holder at any time (unless previously redeemed) into shares of common stock at a conversion rate of .57087 share of common stock for each share of preferred stock. Dividends on preferred stock accrue at a rate of $1.375 per share per annum which are cumulative from the date of original issue. The Company may not declare and pay any dividend or make any distribution of assets (other than dividends or other distribution payable in shares of common stock) on, or redeem, purchase or otherwise acquire, shares of common stock, unless all accumulated and unpaid preferred dividends have been paid or are contemporaneously declared and paid. The preferred stock is subject to optional redemption by the Company, in whole or in part, at any time on or after September 1, 1997, at a redemption price of $25.69 per share reduced annually by $.14 per share to a minimum of $ 25 per share on or after September 1, 2002, plus accrued and unpaid dividends thereon to the date fixed for redemption. The aggregate liquidation preference is approximately $20.0 million at December 31, 1993 and 1992. Preferred stock is entitled to a .57087 vote per share on all matters submitted to stockholders for action, and votes together with the common stock as a single class, except as otherwise provided by law or the Certificate of Incorporation of the Company. There is no mandatory redemption or sinking fund obligation with respect to the preferred stock.

     In 1992, the shareholders approved the Stepan Company 1992 Stock Option Plan ("1992 Plan"). The 1992 Plan replaces the 1982 Plan and extends participation to directors who are not employees of the Company. The 1992 Plan authorizes the award of up to 800,000 shares of the Company's common stock for stock options ("options") and stock appreciation rights ("SAR"). SARs entitle the employee to receive an amount equal to the difference between the fair market value of a share of stock at the time the SAR is exercised and the exercise price specified at the time the SAR is granted. Options are granted at the market price on the date of grant and become exercisable on various dates over a ten-year period. The purchase price per share of options currently outstanding ranges from $7.6875 to $36.4375 with option expiration dates ranging from May 15, 1994 to April 27, 2002. The options become exercisable as follows:
235,170 currently exercisable and 121,952 on April 28, 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 1993, 1992 and 1991


  A summary of option transactions during the two years ended December 31, 1993, follows:

                                                                             Options Outstanding
                                                     Shares        ------------------------------------------
                                                    Available                                     Aggregate
(Dollars in Thousands, except per share amounts)    for Grant      Shares     Price per Share   Option Price
- -------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1992                                  --       330,336    $6.000 -- 29.375         $5,805
1992 Stock Option Plan                               800,000            --           --                    --
Granted                                             (124,152)      124,152         36.4375              4,524
Exercised                                                 --       (80,066)    6.000 -- 24.1875        (1,029)
Cancelled                                                 --        (3,200)        18.875                 (60)
- -------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992                           675,848       371,222     7.6875 -- 36.4375        9,240
Exercised                                                 --       (11,900)    7.6875 -- 24.1875         (144)
Cancelled                                                 --        (2,200)        36.4375                (80)
- -------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                           675,848       357,122    $7.6875 -- 36.4375       $9,016
=============================================================================================================
Became exercisable in 1993                                          35,000        $25.125              $  879
=============================================================================================================
Became exercisable in 1992                                          64,100        $18.875              $1,210
=============================================================================================================

  At December 31, 1993, treasury stock consists of 8,700 shares of preferred stock and 165,029 shares of common stock. At December 31, 1992, treasury stock consisted of no preferred stock and 165,007 shares of common stock.

7. DEFERRED ESOP COMPENSATION
In 1985, the Company established an Employee Stock Ownership Plan ("ESOP"). Under the Plan, the Company makes contributions to a trust for the benefit of eligible employees. The amount of the contribution is discretionary except that it must be sufficient to enable the trust to meet its current obligations.
  The Trust originally borrowed $2,000,000 to purchase 219,178 common shares for the Plan. The Company has guaranteed the loan and is obligated to contribute sufficient cash to the Plan to repay the loan. The loan bears interest at 85 percent of the prime rate which was 6.0 percent at December 31, 1993 and 1992. The remaining balance of the loan is reported as current maturities of long-term debt in the consolidated balance sheet of the Company at December 31, 1993
(Note 3), and a related amount of deferred compensation has been reported as a reduction of stockholders' equity. Compensation expense is recognized in equal annual amounts through 1994.

8. PENSION PLANS
The Company has non-contributory defined benefit plans covering substantially all employees. The benefits under these plans are based primarily on years of service and compensation levels. The Company funds the annual provision deductible for income tax purposes. The plans' assets consist principally of marketable equity securities and government and corporate debt securities. The plans' assets at December 31, 1993, include $5,906,000 of the Company's common stock.
  Net 1993, 1992 and 1991 periodic pension cost for the plans consists of the following:

(Dollars in Thousands)          1993            1992            1991
- --------------------------------------------------------------------
Service cost                  $1,251          $1,095         $ 1,025
Interest cost on projected
 benefit obligation            2,228           1,997           1,805
Actual return on plan assets  (3,222)         (3,372)        (10,279)
Net amortization and deferral   (824)           (365)          6,843
- --------------------------------------------------------------------
  Net prepaid pension cost    $ (567)         $ (645)        $  (606)
====================================================================

  The reconciliation of the funded status of the plans to the amount reported in the Company's consolidated balance sheet is as follows:

(Dollars in Thousands)                         1993             1992
- --------------------------------------------------------------------
Vested benefit obligation                  $(24,388)        $(18,473)
- --------------------------------------------------------------------
Accumulated benefit obligation              (27,190)         (20,661)
- --------------------------------------------------------------------
Projected benefit obligation                (32,818)         (26,608)
Plan assets at fair value                    46,471           44,296
- --------------------------------------------------------------------
Plan assets in excess of projected
 benefit obligation                          13,653           17,688
Unrecognized net gain                        (3,855)          (7,751)
Unamortized net transitional assets          (4,755)          (5,434)
Unamortized prior service cost                  508              481
- --------------------------------------------------------------------
  Prepaid pension asset                    $  5,551         $  4,984
====================================================================

  The prepaid pension asset is included in the "Other Assets" caption on the Consolidated Balance Sheets.
  The projected benefit obligations were determined using a discount rate of 7.0 and 8.25 percent for 1993 and 1992, respectively. The projected benefit obligations were determined under assumed compensation increases for different employee groups of 7.0 percent, 6.0 percent, and 5.0 percent for 1993 and 9.5 percent, 8.0 percent, 7.0 percent and 6.0 percent for 1992. The assumed long-term rate of return on plan assets was 8.5 percent for 1993 and 1992. The plans' net transitional assets are being amortized over a period of 15 years. The prior service costs are being amortized over an average of 12 years.

9. ACCRUED LIABILITIES
Accrued liabilities consisted of:

                                                December 31
                                      ------------------------------
(Dollars in Thousands)                   1993                   1992
- --------------------------------------------------------------------
Accrued payroll and benefits          $ 9,583                $10,402
Provision for uninsured risks           8,786                 11,258
Other accrued liabilities               9,943                  8,554
- --------------------------------------------------------------------
  Total accrued liabilities           $28,312                $30,214
====================================================================

10. ENVIRONMENTAL AND RESTRUCTURING CHARGES
In 1992, the Company recorded a provision for environmental expenditures of $5.0 million and a write-down of certain assets of $1.0 million and the related restructuring reserve of $.5 million. The purpose of the environmental provision was to bring the Company's reserve for existing claims to a more conservative level of probability. These future expenditures are indicative of the Company's commitment to improve and maintain the environment in which it operates. Environmental accruals are included in the "Accrued liabilities" caption of the Company's consolidated balance sheets. In connection with a realignment of its operation in late 1992, the Company conducted a review of its operating subsidiaries and determined that certain assets should be written down, which resulted in non-recurring charges of $1.5 million. These charges included a $1.0 million write-down of certain non-performing assets of its subsidiary located in Matamoros, Mexico, and an accrual of $.5 million for related restructuring costs. This wholly owned subsidiary continues to serve the surfactant market throughout Mexico.

11. CONTINGENCIES
There are a variety of legal proceedings pending or threatened against the Company. Some of these proceedings may result in fines, penalties, judgments or costs being assessed against the Company at some future time. The Company's operations are subject to extensive local, state and federal regulations, including the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("Superfund") and the Superfund amendments of 1986. The Company, and others, have been named as potentially responsible parties at affected geographic sites. As discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company believes that it has made adequate provisions for the costs it may incur with respect to these sites. The Company has estimated a range of possible environmental and legal losses from $4.4 million to $22.8 million at December 31, 1993, compared to $6.1 million to $25.2 million at December 31, 1992. The Company reserves for such losses based on its best estimate of probable losses. At December 31, 1993, the Company's reserve was $7.2 million for legal and environmental matters compared to $9.6 million at December 31, 1992. The Company made payments of $4.5 million in 1993 and $7.2 million in 1992 related to legal costs, settlements and costs related to remedial design studies at various sites. While the Company has insurance policies that may cover some of its environmental costs, it does not record those claims until such time as they become probable. At December 31, 1993 and 1992, the Company has not recorded any of such insurance claims.
  At certain of the sites, estimates cannot be made of the total costs of compliance, or the Company's share of such costs; accordingly, the Company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the Company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup and the extended period over which any costs would be incurred, the Company presently believes that these matters will not have a material effect on the Company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings in the 1993 Form 10-K Annual Report and in other filings of the Company with the Securities and Exchange Commission, which filings are available upon request from the Company.

12. GEOGRAPHIC DATA

(Dollars in Thousands)          1993            1992            1991
- --------------------------------------------------------------------
Net Sales
  United States             $368,461        $365,666        $355,179
  Other                       70,364          70,098          58,890
- --------------------------------------------------------------------
                            $438,825        $435,764        $414,069
====================================================================
Operating Income (a)
  United States             $ 22,122        $ 21,998        $ 21,407
  Other                        5,128           8,511           3,943
- --------------------------------------------------------------------
                            $ 27,250        $ 30,509        $ 25,350
====================================================================
Identifiable Assets
  United States             $256,398        $255,696        $232,897
  Other                       44,090          41,384          38,545
- --------------------------------------------------------------------
                            $300,488        $297,080        $271,442
====================================================================

(a) Operating income is calculated as income before net interest expense, environmental and restructuring charges, provision for income taxes and cumulative effect of accounting changes.

Other includes subsidiaries in Canada, Europe and Mexico. Export sales and transfers between geographic areas are not significant.

TEN YEAR SUMMARY
(In Thousands, except per share and employee data)




FOR THE YEAR                                 1993        1992       1991
- ---------------------------------------------------------------------------
Net Sales                                  $438,825    $435,764   $414,069
- ---------------------------------------------------------------------------
Income from Operations                       19,624      23,865(g)  18,866
   Percent of net sales                         4.5%        5.5%       4.6%
- ---------------------------------------------------------------------------
Gain on Sale of Assets                           --          --         --
Environmental and Restructuring Charges          --       6,500         --
Pre-tax Income                               19,624      17,365     18,866
   Percent of net sales                         4.5%        4.0%       4.6%
- ---------------------------------------------------------------------------
Provision for Income Taxes                    8,848       6,942      6,319
- ---------------------------------------------------------------------------
Net Income                                   10,776      15,829(h)  12,547
   Per share(a)(b)                             1.96        2.93       2.30
   Percent of net sales                         2.5%        3.6%       3.0%
   Percent to stockholders' equity(c)          10.8%       17.4%      15.2%
- ---------------------------------------------------------------------------
Cash Dividends Paid                           5,105       4,172      3,603
   Per common share(a)                         .810        .740       .660
- ---------------------------------------------------------------------------
Depreciation and Amortization                27,679      23,914     21,108
Capital Expenditures                         25,435      34,440     33,728
Average Common Shares Outstanding(a)          4,947       5,286      5,458
- ---------------------------------------------------------------------------

AS OF YEAR END
- ---------------------------------------------------------------------------
Working Capital                            $ 48,569    $ 44,265   $ 41,972
Current Ratio                                   1.7         1.6        1.7
- ---------------------------------------------------------------------------
Property, Plant and Equipment(net)          168,881     167,930    157,063
Total Assets                                300,488     297,080    271,442
Long-term Debt                               89,660      90,505     89,759
- ---------------------------------------------------------------------------
Stockholders' Equity                        104,217      99,506     90,866
   Per share(a)(d)                            19.30       18.45      16.71
Number of Employees                           1,302       1,317      1,317
===========================================================================



(a)  Adjusted for two-for-one stock split in 1988.
(b)  Based on average number of common shares outstanding during the year.
(c)  Based on equity at beginning of year.
(d)  Based on common shares outstanding at year end.
(e) Change in method of accounting for pensions increased net income in 1986 by $467 or $.08 per share.
(f)  Pre-tax income before gain on sale of assets.
(g) Pre-tax income before environmental and restructuring charges and cumulative effect of accounting changes.
(h) Reflected cumulative effect of accounting changes for income taxes and investment tax credits of $5.4 million, or $1.02 per primary share and $.97 per fully diluted share.



QUARTERLY STOCK DATA (UNAUDITED)                                          Dividends Paid
                                  Stock Price Range                     Per Common Share
                       -----------------------------------------------------------------
                                    1993                   1992             1993    1992
                       -----------------------------------------------------------------
Quarter                   High       Low         High       Low
- ---------------------------------------------------------------
   First               $37 5/8   $30 3/4      $34 1/4   $26 1/4             $.20    $.18
   Second               37 1/8    31 5/8       45        32 3/4              .20     .18
   Third                33 5/8    29           45 3/4    34 1/4              .20     .18
   Fourth               29 5/8    25 1/8       36 3/4    30 7/8              .21     .20
                                                                            ------------
Year                    37 5/8    25 1/8       45 3/4    26 1/4              .81     .74
========================================================================================


   1990              1989       1988       1987       1986       1985       1984
- --------------------------------------------------------------------------------
$389,612         $346,350   $333,033   $288,935   $259,787   $235,919   $234,930
- --------------------------------------------------------------------------------
  21,420(f)        11,701     20,554     19,230     14,037      9,231      6,103
     5.5%             3.4%       6.2%       6.7%       5.4%       3.9%       2.6%
- --------------------------------------------------------------------------------
     874               --         --         --         --         --         --
      --               --         --         --         --         --         --
  22,294           11,701     20,554     19,230     14,037      9,231      6,103
     5.7%             3.4%       6.2%       6.7%       5.4%       3.9%       2.6%
- --------------------------------------------------------------------------------
   7,803            3,861      7,126      8,271      6,524      3,760        680
- --------------------------------------------------------------------------------
  14,491            7,840     13,428     10,959      7,513(e)   5,471      5,423
    2.64             1.42       2.39       1.83       1.26(e)     .94        .83
     3.7%             2.3%       4.0%       3.8%       2.9%       2.3%       2.3%
    20.5%            11.7%      22.4%      19.9%      15.2%      11.5%       9.3%
- --------------------------------------------------------------------------------
   3,190            2,919      2,658      2,386      2,145      2,000      2,095
    .580             .530       .475       .415       .370       .345       .325
- --------------------------------------------------------------------------------
  19,391           17,061     15,393     13,815     11,630      9,949      9,426
  38,375           34,090     20,442     25,705     14,322     19,189     11,557
   5,496            5,517      5,608      5,977      5,944      5,793      6,550
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
$ 38,943         $ 36,952   $ 28,498   $ 26,637   $ 23,386   $ 20,602   $ 23,289
     1.7              1.8        1.6        1.7        1.6        1.6        1.7
- --------------------------------------------------------------------------------
 143,342          122,509    104,697     98,994     85,607     82,796     73,261
 246,992          215,351    185,601    172,726    152,794    139,307    133,941
  77,326           68,568     45,369     44,399     34,868     36,962     34,049
- --------------------------------------------------------------------------------
  82,698           70,741     66,790     59,936     55,029     49,575     47,660
   15.14            12.90      12.13      10.65       9.53       8.56       8.23
   1,311            1,152      1,028      1,002        948        894        870
================================================================================


QUARTERLY FINANCIAL DATA (UNAUDITED)
(Dollars in Thousands, except per share data)


                                                    1993                                                1992
                     --------------------------------------------------------------------------------------------------------------
Quarter                FIRST       SECOND      THIRD       FOURTH     TOTAL      First     Second      Third     Fourth     Total
- -----------------------------------------------------------------------------------------------------------------------------------
Net Sales            $114,620    $110,578    $111,111    $102,516   $438,825   $107,404  $113,909    $109,897  $104,554   $435,764
- -----------------------------------------------------------------------------------------------------------------------------------
Gross Profit           22,868      20,662      21,149      15,356     80,035     20,347    21,594      20,262    19,611     81,814
- ----------------------------------------------------------------------------------------------------------------------------------
Interest, net          (1,887)     (1,904)     (1,869)     (1,966)    (7,626)    (1,736)   (1,569)     (1,551)   (1,788)    (6,644)
- ----------------------------------------------------------------------------------------------------------------------------------
Pre-tax Income
(Loss)(b)               7,975       5,760       6,688        (799)    19,624      6,378     6,365        6,230   (1,608)    17,365
- ----------------------------------------------------------------------------------------------------------------------------------
Net Income
(Loss)(a)(b)            4,687       3,368       3,170        (449)    10,776      9,297     3,883        3,800   (1,151)   15,829
- ----------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)
per Share(a)(b)           .89         .63         .59        (.15)      1.96       1.71       .71          .70     (.29)     2.93
==================================================================================================================================

[FN]

(a) In 1992, net income and net income per share for the first three quarters have been restated to reflect the cumulative effect of the accounting changes for SFAS No. 109 ($4,254) and investment tax credits ($1,152). (Notes 1 and 5.) The restatement has increased net income per share $.96 for the first quarter and reduced net income per share $.04 and $.05 for the second and third quarters, respectively, from those previously reported amounts.

(b) In 1992, the provisions for environmental and restructuring charges (Note 10) had the effect of increasing pre-tax loss, net loss and net loss per share for the fourth quarter by $6,500, $4,355 and $.89, respectively.