Form 10-K, Exhibit 13
STEPAN CO
filed 1995-03-29
CIK 94049

                                                                    EXHIBIT (13)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

1994 COMPARED WITH 1993

     Sales for 1994 grew one percent to a record $444 million despite a one percent decline in sales volume. Sales by product group were:

                                                                                         Percent
(Dollars in Thousands)                                            1994         1993       Change
------------------------------------------------------------------------------------------------
Surfactants                                                   $329,186     $324,809           +1
Polymers                                                        78,778       79,071           --
Specialty products                                              35,984       34,945           +3
------------------------------------------------------------------------------------------------
  Total                                                       $443,948     $438,825           +1
============================================================================================

     Surfactants are a principal ingredient in consumer and industrial cleaning products such as detergents, shampoos, lotions, toothpaste and cosmetics. Other applications include lubricating ingredients and emulsifiers for spreading of insecticides and herbicides. Surfactant sales rose one percent despite a four percent decline in sales volume. The moderate growth in sales was primarily contributed by foreign subsidiaries, as domestic sales were essentially flat between years. Domestic volume, representing 83 percent of total surfactant sales volume, was down seven percent from the prior year as a result of product reformulation by large national customers. Partially offsetting this was a significant volume growth in the broad commercial customer base. Sales of foreign subsidiaries, representing 17 percent of surfactant sales volume, grew six percent as a result of a strong volume gain. Mexico contributed a 46 percent year-to-year volume increase, followed by a 13 percent and a six percent increase from Canada and Europe, respectively. The weakened Canadian dollar has negatively affected the subsidiary's reported sales growth. The continued competitive pressure on prices in Europe has erased the revenue growth fueled by stronger sales volume and the strengthening French franc.

     The polymer product group includes phthalic anhydride, polyurethane systems and polyurethane polyols. Phthalic anhydride is used in polyester resins, alkyd resins and plasticizers for applications in construction materials and components of automotive, boating and other consumer products. Polyurethane systems provide thermal insulation and are sold to the construction, industrial and appliance markets. Polyurethane polyols are used in the manufacture of laminate board for the construction industry. Polymer sales were essentially unchanged from a year ago, although sales volume rose eight percent. Phthalic anhydride, which represents 57 percent of polymer volume, reported a 16 percent increase in sales due to a 13 percent increase in volume and higher selling prices. Higher selling prices were driven by improved market conditions and higher raw material costs. The increase in phthalic anhydride volume was the result of strong domestic demand, lower levels of competing foreign imports and high production levels attributable to refurbishments made to our manufacturing facility. Polyurethane polyols, which represent 38 percent of total polymer volume, posted 15 percent sales growth due entirely to improved volume. Polyurethane systems sales fell 44 percent as volume dropped 45 percent due to delays in the roll-out of new products with more favorable environmental characteristics.

     Specialty products include flavors, lubricant additives, oil field chemicals and emulsifiers and solubilizers used in the food and pharmaceutical industry. Specialty products revenues grew three percent with most of the improvement coming from higher volume.

     Gross profit in 1994 was $81.1 million, or 18.3 percent of net sales, an increase from $80.0 million, or 18.2 percent of net sales in 1993. Surfactant gross profit was $61.3 million for 1994, a decrease of three percent from 1993. Domestic surfactants were down $3.5 million, or seven percent, as a result of the reduced sales to larger national customers. Foreign operations were up $1.9 million as Mexico and Canada continued to post stronger sales over prior years. Negatively impacting the result was Stepan Europe which continued to face increasingly competitive price pressure in a recovering European economy. Polymer gross profit rose $3.4 million to $13.1 million for 1994 representing a 35 percent increase from 1993. Phthalic anhydride contributed most of the increased polymer gross profit, as a result of significantly improved margins and volume. Insurance recoveries of $1.1 million related to 1993 production outages also contributed to the improved margin. Despite the significant sales drop in polyurethane systems, gross profit only declined 26 percent due primarily to the development of lower cost formulations. While polyurethane polyols posted higher sales and volume, increased manufacturing expenses, raw material costs and export freight costs more than offset the volume gains. Specialty products gross profit fell $.7 million to $6.7 million for 1994 representing a nine percent decline from 1993. Despite the increased sales, the decline in gross profit was largely attributable to reduced royalty income compared to a year earlier.

     Average raw material costs climbed six percent during 1994 and are expected to rise modestly during 1995 as the economy continues to grow. Labor costs increased at a modest rate reflecting the recent low levels of inflation which are expected to continue in the near term. Depreciation expense increased to $27.0 million in 1994 from $25.7 million in 1993 as a result of bringing into service capacity expansion projects in recent years, as well as continuing capital spending for plant improvements.

     Operating income, pre-tax income before net interest expense, was $29.6 million in 1994, an 8.4 percent increase from 1993. Operating expenses declined three percent reflecting lower administrative expenses in 1994. Administrative expenses decreased $1.3 million, or seven percent due primarily to $3.1 million of insurance recoveries relating to legal costs previously incurred in defending environmental cases against the company. See Note 12 of the Notes to Consolidated Financial Statements. Net of these favorable recoveries, provision for legal and environmental costs was $.7 million in 1994 compared with $2.2 million recorded in 1993. Marketing expenses increased a modest one percent which was essentially offset by a decrease in research and product development expenses. Excluding the insurance recoveries, operating expenses for 1994 increased $1.8 million, or a moderate three percent. Continued insurance reimbursement of ongoing environmental legal defense costs is expected to minimize the company's share of future defense costs. Other cost containment efforts, including a voluntary early retirement program offered in 1994, are expected to keep 1995 operating expense increases to a modest level.

     Net income in 1994 benefited from a substantially lower tax rate than 1993. The effective tax rate was 38.5 percent in 1994 compared to 45.1 percent in 1993. The 1993 tax rate was unusually high because of a U.S. tax rate hike and the resulting upward restatement of deferred tax liabilities. A recognition in the current year of tax benefits on loss carryforwards of foreign subsidiaries also contributed to the lower tax provision. See Note 5 of the Notes to the Consolidated Financial Statements for a reconciliation of the statutory to the effective tax rate.

     Net income for 1994 rose 28 percent to $13.8 million, or $1.29 per share, compared to $10.8 million, or $.98 per share in 1993. As a result of the two-for-one common stock split on December 15, 1994, earnings per share for 1993 and prior have been restated.

1993 COMPARED WITH 1992

     Sales for 1993 grew one percent to a record $439 million. The increase was the result of a one percent increase in sales volume. Sales by product group were:

                                                                                         Percent
(Dollars in Thousands)                                            1993         1992       Change
------------------------------------------------------------------------------------------------
Surfactants                                                   $324,809     $317,522           +2
Polymers                                                        79,071       87,060           -9
Specialty products                                              34,945       31,182          +12
------------------------------------------------------------------------------------------------
Total                                                         $438,825     $435,764           +1
================================================================================================

     Surfactant sales volume rose two percent. Domestic volume represented 87 percent of total surfactant sales volume and grew by two percent over 1992. Sales of foreign subsidiaries representing 13 percent of surfactant sales volume declined by two percent. Mexico's sales decreased as a result of a 13 percent drop in volume which was largely offset by increased sales volume in Canada. Europe's sales decreased two percent, despite higher volume as a result of a six percent decline in the value of the French franc and increased competitive pressure on prices. The weaker Canadian dollar also negatively affected the foreign subsidiaries' revenue growth.

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

     Raw material costs declined slightly during 1993. Labor costs increased at a modest rate reflecting the recent low levels of inflation. Depreciation expense increased to $25.7 million in 1993 from $22.4 million in 1992 as a result of bringing into service significant capacity expansion projects in recent years, as well as continuing capital spending for plant improvements.

     Operating income, pre-tax income before net interest expense, was $27.3 million in 1993, a 13.8 percent increase from 1992. Operating income in 1992 included a $6.5 million charge relating to environmental expenses and the write down of the company's investment in Mexico. See Note 11 of the Notes to the Consolidated Financial Statements. Excluding the environmental and restructuring charge in 1992, operating expenses for 1993 increased $1.5 million or three percent. Administrative expenses decreased $1.7 million or nine percent primarily due to decreased legal costs and lower office space costs as 1992 was unusually high due to the consolidating of personnel into a newly leased corporate facility. Marketing expenses increased four percent largely due to increased travel by sales personnel and a higher bad debt provision. Research and development costs increased by 17 percent due to planned staffing increases as well as greater travel requirements of research personnel. Cost containment efforts undertaken in prior years have resulted in a moderate increase in operating expenses in 1993.

     The effective tax rate was 45.1 percent in 1993 compared to 40.0 percent in 1992 on income before the effects of accounting changes. The increase in the tax provision was attributable to the higher corporate tax rate which resulted from the Revenue Reconciliation Act of 1993. Previously deferred tax liabilities were restated to reflect the higher tax rate resulting in an addition to the 1993 provision. See Note 5 of the Notes to the Consolidated Financial Statements for a reconciliation of the statutory to the effective tax rate.

     Net income for 1993 increased three percent to $10.8 million, or $.98 per share, compared to 1992 net income of $10.4 million, or $.95 per share before accounting changes. The 1992 net income reflected the retroactive adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and a change from the deferred method to the flow-through method of accounting for investment tax credits. The cumulative effect of these changes was a favorable $5.4 million, or $.51 per share in 1992. See Note 5 of the Notes to the Consolidated Financial Statements for a further explanation of the accounting changes. Net income for 1992 was $15.8 million, or $1.46 per share.

FOURTH QUARTER, 1994 COMPARED WITH 1993

     For the quarter ended December 31, 1994, the company announced net income of $3.6 million, or $.34 per share, compared to a net loss of $.4 million, or $.08 per share in the fourth quarter of 1993 (as restated for the two-for-one common stock split on December 15, 1994). Net sales for the quarter increased 11 percent to $113.6 million from $102.5 million recorded in 1993. Gross profit was $20.3 million, up 32 percent in the fourth quarter compared to the same quarter of 1993. Polymers made the largest contribution as a result of considerably higher phthalic anhydride sales volume and margins. Surfactants recorded higher quarterly gross profit due to increased domestic surfactant sales and higher foreign sales volume, most notably in Mexico. Specialty products also posted higher gross profit. Total operating expenses, including net interest expense, declined seven percent in the fourth quarter compared with the same quarter of 1993. The decline was favorably impacted by insurance recoveries of $1.1 million related to previously incurred legal and environmental costs.

LIQUIDITY AND FINANCIAL CONDITION

     Cash provided by operating activities totaled $51.0 million during 1994, up by $15.7 million compared to $35.3 million for 1993. Contributing heavily to the 1994 increase was $12.9 million in customer prepayments under long-term contracts. During 1994, working capital items comprised a $5.7 million use of cash compared to $6.1 million during 1993. Net income, adjusted for non-cash items, increased by $2.4 million from year to year.

     Capital expenditures for 1994 totaled $42.9 million, up by $17.5 million from $25.4 million during 1993 when spending was at a five-year low. The company's 1995 capital spending program calls for approximately $42 million in expenditures, including $38 million at domestic facilities.

     Total debt increased by $.7 million during 1994, closing the year at $97.8 million. From year to year, domestic borrowings increased by $2.4 million while debt of foreign subsidiaries decreased by $1.7 million. During 1994, the company repaid a $1.0 million note to its Colombian joint venture. The year-end ratio of long-term debt to long-term debt plus shareholder's equity was 44.7 percent for 1994, compared to 46.2 percent for 1993 and 47.6 percent for 1992.

     The company maintains contractual relationships with its domestic banks which provide for $45 million of revolving credit which may be drawn upon as needed for general corporate purposes. During 1994, the company negotiated an extension of the revolving portion of this loan facility to May 31, 1998. See
Note 3 of the Notes to the Consolidated Financial Statements for a discussion of the terms of this agreement. The company also meets domestic short-term liquidity requirements through uncommitted bank lines of credit and bankers' acceptances.

     The company's foreign subsidiaries maintain committed and uncommitted bank lines of credit in their respective countries to meet working capital requirements as well as to fund capital expenditure programs.

     The company anticipates that cash from operations and from available credit facilities will be sufficient to meet anticipated capital expenditure programs, dividend requirements and other planned financial commitments for both its domestic operations and its foreign subsidiaries during 1995 and for the foreseeable future.

ENVIRONMENTAL AND LEGAL MATTERS

     The company is subject to extensive federal, state and local environmental laws and regulations. Although the company's environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent environmental regulation could require the company to make additional unforeseen environmental expenditures. The company will continue to invest in the equipment and facilities necessary to comply with existing and future regulations. During 1994, company expenditures for capital projects related to the environment were $5.0 million and should approximate $8.9 million for 1995. These projects are capitalized and typically depreciated over ten years. Capital spending on such projects is likely to continue at these levels in future years. Recurring costs associated with the operation and maintenance of environmental protection facilities for ongoing operations were approximately $7.1 million for 1994 compared to $8.0 million for 1993. While difficult to project, it is not anticipated that these recurring expenses will increase significantly in the future.

     The company has been named by the government as a potentially responsible party at 15 waste disposal sites where clean-up costs have been or may be incurred under the federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. In addition, damages are being claimed against the company in general liability actions for alleged personal injury or property damage in the case of some disposal and plant sites. The company believes that it has made adequate provisions for the costs it may incur with respect to the sites. The company has estimated a range of possible environmental and legal losses from $5.5 million to $21.6 million at December 31, 1994, compared to $4.4 million to $22.8 million at December 31, 1993. At December 31, 1994, the company's reserve was $6.9 million for legal and environmental matters compared to $7.2 million at December 31, 1993. During 1994, expenditures related to legal and environmental matters approximated $4.3 million compared to $4.5 million expended in 1993. During 1994, the company recovered $3.1 million from insurers primarily for reimbursement of previously incurred environmental defense costs. The recoveries are recorded as a reduction to the current year's legal and environmental expense. It is anticipated that the company will receive continued insurance reimbursement of ongoing environmental legal defense costs. While it is difficult to forecast the expenditures for 1995, the company believes that the $6.9 million reserve balance at December 31, 1994 is more likely to be paid out over many years. See also Note 12 of the Notes to Consolidated Financial Statements. At certain of the sites, estimates cannot be made of the total costs of compliance or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings in the 1994 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which filings are available upon request from the company.

     In addition, reference should be made to the Ten Year Summary on pages 30 and 31.

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

February 10, 1995

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS OF STEPAN COMPANY:

     We have audited the accompanying consolidated balance sheets of Stepan Company (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows and stockholders' equity, for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stepan Company and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Notes 1 and 5 to the consolidated financial statements, effective January 1, 1992, Stepan Company changed its methods of accounting for investment tax credits and for income taxes.

Arthur Andersen LLP
Chicago, Illinois,
February 10, 1995

CONSOLIDATED BALANCE SHEETS
December 31, 1994 and 1993

(Dollars in Thousands)                                                       1994         1993
----------------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and cash equivalents                                              $  2,452     $  1,515
  Receivables, less allowances of $1,585 in 1994 and $1,739 in 1993        70,385       57,250
  Inventories (Note 2)                                                     45,464       48,918
  Deferred income taxes (Note 5)                                            8,218        7,498
  Other current assets                                                      2,852        3,979
----------------------------------------------------------------------------------------------
  Total current assets                                                    129,371      119,160
----------------------------------------------------------------------------------------------
Property, Plant and Equipment:
  Land                                                                      4,576        4,533
  Buildings and improvements                                               52,558       50,143
  Machinery and equipment                                                 343,629      313,010
  Construction in progress                                                 16,891       11,142
----------------------------------------------------------------------------------------------
                                                                          417,654      378,828
  Less accumulated depreciation                                           233,997      208,558
----------------------------------------------------------------------------------------------
  Property, plant and equipment, net                                      183,657      170,270
----------------------------------------------------------------------------------------------
Other Assets                                                               11,920       11,058
----------------------------------------------------------------------------------------------
  Total assets                                                           $324,948     $300,488
==============================================================================================
Liabilities and Stockholders' Equity
Current Liabilities:
  Current maturities of long-term debt (Note 3)                          $  8,043     $  7,447
  Accounts payable                                                         37,904       34,832
  Accrued liabilities (Note 9)                                             34,509       28,312
----------------------------------------------------------------------------------------------
  Total current liabilities                                                80,456       70,591
----------------------------------------------------------------------------------------------
Deferred Income Taxes (Note 5)                                             32,976       36,020
----------------------------------------------------------------------------------------------
Long-term Debt, less current maturities (Note 3)                           89,795       89,660
----------------------------------------------------------------------------------------------
Deferred Revenue (Note 10)                                                 10,419           --
----------------------------------------------------------------------------------------------
Stockholders' Equity (Note 6):
  5 1/2 percent convertible preferred stock, cumulative, voting, without par value;  authorized 2,000,000 shares; issued
     799,196 shares in 1994 and 799,684 shares in 1993                     19,980       19,992
  Common stock, $1 par value; authorized 15,000,000 shares; issued
     10,028,544 shares in 1994 and 10,226,048 shares in 1993 (a)           10,029        5,113
  Additional paid-in capital                                                3,983        3,781
  Cumulative translation adjustments                                       (3,491)      (2,058)
  Retained earnings                                                        82,445       82,475
----------------------------------------------------------------------------------------------
                                                                          112,946      109,303
  Less: Treasury stock, at cost                                             1,644        4,863
        Deferred ESOP compensation (Note 7)                                    --          223
----------------------------------------------------------------------------------------------
  Stockholders' equity                                                    111,302      104,217
----------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity                             $324,948     $300,488
==============================================================================================

(a) Restated for the two-for-one common stock split effective December 15, 1994.

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 1994, 1993 and 1992

(Dollars in Thousands, except per share amounts)                 1994         1993         1992
-----------------------------------------------------------------------------------------------
Net Sales                                                    $443,948     $438,825     $435,764
-----------------------------------------------------------------------------------------------
Cost and Expenses:
  Cost of sales                                               362,848      358,790      353,950
  Marketing                                                    16,972       16,738       16,061
  Administrative                                               17,082       18,378       20,110
  Research, development and technical services (Note 1)        17,398       17,669       15,134
  Interest, net (Note 3)                                        7,136        7,626        6,644
  Environmental and restructuring charges (Note 11)                --           --        6,500
-----------------------------------------------------------------------------------------------
                                                              421,436      419,201      418,399
Income Before Provision for Income Taxes and Cumulative
  Effect of Accounting Changes                                 22,512       19,624       17,365
Provision for Income Taxes (Note 5)                             8,667        8,848        6,942
-----------------------------------------------------------------------------------------------
Income Before Cumulative Effect of Accounting Changes          13,845       10,776       10,423
Cumulative Effect of Accounting Changes (Notes 1 and 5)            --           --        5,406
-----------------------------------------------------------------------------------------------
  Net Income                                                 $ 13,845     $ 10,776     $ 15,829
===============================================================================================
Primary Earnings Per Share:
  Income before cumulative effect of accounting changes          1.29          .98          .95
  Cumulative effect of accounting changes (Notes 1 and 5)          --           --          .51
-----------------------------------------------------------------------------------------------
  Net Income per Common Share                                $   1.29     $    .98     $   1.46
===============================================================================================
Fully Diluted Earnings Per Share:
  Income before cumulative effect of accounting changes          1.26          .96          .93
Cumulative effect of accounting changes (Notes 1 and 5)            --           --          .49
-----------------------------------------------------------------------------------------------
  Net Income per Common Share                                $   1.26     $    .96     $   1.42
===============================================================================================
Average Common Shares Outstanding (Note 1)                      9,924        9,894       10,572
===============================================================================================

All share and per share data have been restated for the two-for-one common stock split effective December 15, 1994.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                     (COMBINED SALES chart appears here)


             (1994 SALES DOLLAR DISTRIBUTION chart appears here)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 1994, 1993 and 1992

(Dollars in Thousands)                                           1994         1993         1992
-----------------------------------------------------------------------------------------------
Net Cash Flow from Operating Activities
  Net income                                                 $ 13,845     $ 10,776     $ 15,829
  Depreciation and amortization                                28,935       27,679       23,914
  Cumulative effect of accounting changes (Notes 1 and 5)          --           --       (5,406)
  Provision for environmental and restructuring charges
     (Note 11)                                                     --           --        6,500
  Deferred income taxes                                           410        2,735        2,409
  Prepaid pension cost (Note 8)                                  (190)        (567)        (645)
  Other non-cash items                                            817          830          271
  Deferred revenue (Note 10)                                   12,883           --           --
  Changes in Working Capital:
     Receivables, net                                         (13,135)        (220)      (2,985)
     Inventories                                                3,454       (1,140)      (3,823)
     Accounts payable and accrued liabilities                   4,106       (4,788)       3,000
     Other                                                        (96)           1         (250)
-----------------------------------------------------------------------------------------------
     Net Cash Provided by Operating Activities                 51,029       35,306       38,814
-----------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
  Expenditures for property, plant and equipment              (42,884)     (25,435)     (34,440)
  Investment in joint ventures (Note 1)                        (2,314)      (1,422)          --
  Other non-current assets                                       (711)        (963)      (1,960)
-----------------------------------------------------------------------------------------------
     Net Cash Used for Investing Activities                   (45,909)     (27,820)     (36,400)
-----------------------------------------------------------------------------------------------
Cash Flows from Financing and Other Related Activities
  Revolving debt and notes payable to banks, net               13,313      (20,631)      11,129
  Other debt borrowings                                            --       30,000           --
  Other debt repayments                                       (11,455)     (12,633)      (6,556)
  Purchases of treasury stock, net                               (327)        (244)      (2,034)
  Dividends paid                                               (5,294)      (5,105)      (4,172)
  Other non-cash items                                           (420)        (273)        (141)
-----------------------------------------------------------------------------------------------
     Net Cash Used for Financing and Other Related
       Activities                                              (4,183)      (8,886)      (1,774)
-----------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents              937       (1,400)         640
Cash and Cash Equivalents at Beginning of Year                  1,515        2,915        2,275
-----------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                     $  2,452     $  1,515     $  2,915
===============================================================================================
Supplemental Cash Flow Information
  Cash payments of income taxes, net of refunds              $  8,554     $  6,327     $  6,568
  Cash payments of interest                                  $  8,536     $  8,002     $  8,289
===============================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                    (CAPITAL SPENDING chart appears here)


                    (EQUITY PER SHARE chart appears here)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 1994, 1993 and 1992

                                             Convertible            Additional             Cumulative      Deferred
                                               Preferred    Common     Paid-in  Treasury  Translation          ESOP  Retained
(Dollars in Thousands)                             Stock     Stock     Capital     Stock  Adjustments  Compensation  Earnings
-----------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1992                      $      --   $ 5,551    $  3,565   $ (2,585)  $     385     $   (667)   $84,617
Sale of 160,132 shares under stock option
  plan                                               --        80         949         --          --           --         --
Purchase of 104,846 shares of common
  treasury stock, net of sales                       --        --          49     (2,034)         --           --         --
Issuance of preferred stock in exchange and
  retirement of 1,059,602 shares of common
  stock (Note 6)                                 20,000      (530 )      (875)        --          --           --    (19,470 )
Compensation expense (Note 7)                        --        --          --         --          --          222         --
Net income                                           --        --          --         --          --           --     15,829
Cash dividends paid
  Preferred stock (31.0c per share)                  --        --          --         --          --           --       (244 )
  Common stock (37.0c per share)                     --        --          --         --          --           --     (3,928 )
Translation adjustments                              --        --          --         --      (1,408)          --         --
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                       20,000     5,101       3,688     (4,619)     (1,023)        (445)    76,804
Sale of 23,800 shares under stock option
  plan                                               --        12         132         --          --           --         --
Purchase of 44 shares of common and 8,700
  shares of preferred treasury stock, net of
  sales                                              --        --          93       (244)         --           --         --
Issuance cost of preferred stock                     --        --        (140)        --          --           --         --
Conversion of preferred stock to common
  stock                                              (8)       --           8         --          --           --         --
Compensation expense (Note 7)                        --        --          --         --          --          222         --
Net income                                           --        --          --         --          --           --     10,776
Cash dividends paid
  Preferred stock ($1.375 per share)                 --        --          --         --          --           --     (1,097 )
  Common stock (40.5c per share)                     --        --          --         --          --           --     (4,008 )
Translation adjustments                              --        --          --         --      (1,035)          --         --
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                       19,992     5,113       3,781     (4,863)     (2,058)        (223)    82,475
Sale of 51,940 shares under stock option
  plan                                               --        27         290         --          --           --         --
Purchase of 4,222 shares of common and
  11,508 shares of preferred treasury stock,
  net of sales                                       --        --          21       (327)         --           --         --
Retirement of 250,000 shares of common
  treasury stock                                     --      (125 )      (121)     3,546          --           --     (3,300 )
Conversion of preferred stock to common
  stock                                             (12)       --          12         --          --           --         --
Compensation expense (Note 7)                        --        --          --         --          --          223         --
Net income                                           --        --          --         --          --           --     13,845
Cash dividends paid
  Preferred stock ($1.375 per share)                 --        --          --         --          --           --     (1,076 )
  Common stock (42.5c per share)                     --        --          --         --          --           --     (4,218 )
Preferred stock dividends declared                   --        --          --         --          --           --       (267 )
Translation adjustments                              --        --          --         --      (1,433)          --         --
Two-for-one common stock split (Note 6)              --     5,014          --         --          --           --     (5,014 )
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                    $  19,980   $10,029    $  3,983   $ (1,644)  $  (3,491)    $     --    $82,445
=============================================================================================================================

All share and per share data have been restated for the two-for-one common stock split effective December 15, 1994.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 1994, 1993 and 1992

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

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Stepan Company and its wholly-owned foreign subsidiary companies. All significant intercompany balances and transactions have been eliminated in consolidation. The equity method of accounting is used for certain 50 percent owned foreign joint venture investments. The company's share of the net earnings of the investments is included in consolidated net income. Differences between the cost of equity investments and the amount of underlying equity in net assets of the investees are amortized systematically to income. The financial results of the joint ventures are not material to the consolidated financial statements.

CASH AND CASH EQUIVALENTS

     The company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents.

INVENTORIES

     Inventories are valued at cost, which is not in excess of market value, and include material, labor and plant overhead costs. The last-in, first-out (LIFO) method is used to determine the cost of most company inventories. The first-in, first-out (FIFO) method is used for all other inventories. Inventories priced at LIFO as of December 31, 1994 and 1993 amounted to 87 percent and 89 percent of total inventories, respectively.

PROPERTY, PLANT AND EQUIPMENT

     Depreciation of physical properties is provided on a straight-line basis over the estimated useful lives of various assets. Lives used for calculating depreciation are 30 years for buildings, 15 years for building improvements and from three to 15 years for machinery and equipment. Major renewals and betterments are capitalized in the property accounts, while maintenance and repairs ($16,468,000, $16,505,000 and $15,335,000 in 1994, 1993 and 1992,
respectively), which do not renew or extend the life of the respective assets, are charged to operations currently. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

     Interest charges on borrowings applicable to major construction projects are capitalized and subsequently amortized over the lives of the related assets.

ENVIRONMENTAL EXPENDITURES

     Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost or range of possible costs can be reasonably estimated. When no amount within the range is a better estimate than any other amount, at least the minimum is accrued.

Some of the factors on which the company bases its estimates include information provided by feasibility studies, potentially responsible party negotiations and the development of remedial action plans. Liabilities are recorded at gross amounts of probable future cash outlays and are not discounted to reflect the time value of money. While the company has insurance policies that may cover some of its liabilities, it does not record those claims until such time as they become probable. Expenditures that mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations are capitalized. Capitalized expenditures are depreciated generally utilizing a ten-year life.

INTANGIBLE ASSETS

     Included in other assets are intangible assets consisting of patents, agreements not to compete, trademarks, customer lists and goodwill, all of which were acquired as part of business acquisitions. These assets are presented net of amortization provided on a straight-line basis over their estimated useful lives ranging from two to ten years.

RESEARCH AND DEVELOPMENT COSTS

     The company's research and development costs are expensed as incurred. These expenses are aimed at discovery and commercialization of new knowledge with the intent that such effort will be useful in developing a new product or in bringing about a significant improvement to an existing product or process. Total expenses were $12,281,000, $12,613,000 and $11,320,000 in 1994, 1993 and
1992, respectively. The balance of expenses reflected on the Consolidated Statements of Income relates to technical services which include routine product testing, quality control and sales support service.

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

PER SHARE DATA

     Primary earnings per share amounts are computed based on the weighted average number of common shares outstanding, 9,924,000 in 1994, 9,894,000 in 1993 and 10,572,000 in 1992. Common share equivalents resulting from dilutive stock options have been excluded as the dilutive effect was not material. Net income used in computing primary earnings per share has been reduced by dividends paid to preferred shareholders. Fully diluted earnings per share amounts are based on an increased number of common shares that would be outstanding assuming the exercise of certain outstanding stock options and the conversion of the convertible preferred stock, when such conversion would have the effect of reducing earnings per share. The number of shares used in the computations of fully diluted earnings per share were 10,972,000 in 1994, 10,100,000 in 1993 and 11,154,000 in 1992, respectively. All share and per share data have been retroactively adjusted for the two-for-one common stock split of December 15, 1994.

RECLASSIFICATIONS

     Certain amounts in the 1993 financial statements have been reclassified to conform with the 1994 presentation.

2. INVENTORIES

   The composition of inventories was as follows:

                                                                                   December 31
                                                                         ---------------------
(Dollars in Thousands)                                                       1994         1993
----------------------------------------------------------------------------------------------
Finished products                                                        $ 27,632     $ 27,269
Raw materials                                                              17,832       21,649
----------------------------------------------------------------------------------------------
  Total inventories                                                      $ 45,464     $ 48,918
==============================================================================================

     If the first-in, first-out (FIFO) inventory valuation method had been used, inventories would have been approximately $13,200,000 and $9,700,000 higher than reported at December 31, 1994 and 1993, respectively.

3. DEBT

   Debt was composed of the following:

                                                                                    December 31
                                                             Maturity     ---------------------
(Dollars in Thousands)                                          Dates         1994         1993
-----------------------------------------------------------------------------------------------
Unsecured promissory notes
   7.22%                                                    1999-2008     $ 30,000     $ 30,000
   9.52%                                                    1995-2001       15,000       15,000
  10.54%                                                    1995-1997       10,712       17,856
   9.70%                                                    1997-2006       10,000       10,000
   9.70%                                                    1995-2000        6,000        8,000
   9.40%                                                         1995          955        2,860
Unsecured bank debt, interest at 6.92% at December 31,
  1994                                                      1998-2001       21,800        7,000
ESOP loan guarantee (Note 7)                                       --           --          300
Loans of foreign subsidiaries payable in foreign
  currency                                                  1995-2003        3,371        5,091
Note payable to joint venture interest in Colombia,
  South America                                                    --           --        1,000
-----------------------------------------------------------------------------------------------
  Total debt                                                                97,838       97,107
  Less current maturities                                                    8,043        7,447
-----------------------------------------------------------------------------------------------
  Long-term debt                                                          $ 89,795     $ 89,660
===============================================================================================

     Unsecured bank debt at December 31, 1994, consists of borrowings under a committed $45,000,000 revolving credit agreement which bears interest at varying rates. Borrowings under this agreement at May 31, 1998, if any, would convert to a term loan payable over three years. The company must pay a commitment fee of .25 percent per annum on the unused portion of the commitment. Periodically, the company also availed itself of other borrowings under notes payable to banks of which there were no outstanding balances at December 31, 1994 and 1993.

     The various loan agreements contain provisions which, among others, require maintenance of certain financial ratios, and place limitations on additional debt, investments and payment of dividends. Unrestricted retained earnings were $36,336,000 and $32,789,000 at December 31, 1994 and 1993, respectively. The company is in compliance with all loan agreements.

     Debt at December 31, 1994 matures as follows: $8,043,000 in 1995; $7,027,000 in 1996; $8,190,000 in 1997; $9,746,000 in 1998; $14,614,000 in 1999
and $50,218,000 after 1999.

     Net interest expense for the years ended December 31, was composed of the following:


(Dollars in Thousands)                                           1994         1993         1992
-----------------------------------------------------------------------------------------------
Interest expense                                             $  8,428     $  8,552     $  8,326
Interest income                                                  (295)        (331)        (150)
-----------------------------------------------------------------------------------------------
                                                                8,133        8,221        8,176
Capitalized interest                                             (997)        (595)      (1,532)
-----------------------------------------------------------------------------------------------
  Interest, net                                              $  7,136     $  7,626     $  6,644
===============================================================================================

4. LEASED PROPERTIES

     The company leases certain property and equipment (primarily transportation equipment, buildings and computer equipment) under operating leases. Total rental expense was $2,994,000, $2,932,000 and $3,343,000 in 1994, 1993 and 1992,
respectively.

     Minimum future rental payments under operating leases with terms in excess of one year as of December 31, 1994 are:

(Dollars in Thousands)                                              Year               Amount
---------------------------------------------------------------------------------------------
                                                                    1995             $  2,518
                                                                    1996                1,843
                                                                    1997                1,073
                                                                    1998                  773
                                                                    1999                  432
                                                      Subsequent to 1999                1,522
---------------------------------------------------------------------------------------------
                                    Total minimum future rental payments             $  8,161
=============================================================================================

5. INCOME TAXES

     In 1992, the company adopted SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for income taxes. As a result of adopting SFAS No. 109, the company recognized a cumulative benefit of $4,254,000 ($.40 per primary share and $.38 per fully diluted share), as of January 1, 1992. The benefit was included under the caption "Cumulative Effect of Accounting Changes" in the Consolidated Statements of Income. Prior year financial statements were not restated to reflect the new accounting method. The effect of this new standard on income tax expense (exclusive of the cumulative benefit) for the year ended December 31, 1992, and for each of the quarters in the period then ended, was not material.

     In 1992, the company also changed its method of accounting for investment tax credits from the deferred method to the flow-through method. This change resulted in the recognition of a cumulative benefit of $1,152,000 ($.11 per primary share and per fully diluted share) as of January 1, 1992, for credits earned but not recognized under the deferred method used prior to this date. The benefit was included under the caption "Cumulative Effect of Accounting Changes" in the Consolidated Statements of Income. The effect of this change on net income (exclusive of the cumulative benefit) for the year ended December 31, 1992 and for each of the quarters in the period then ended, was not material.

     The provision for taxes on income and the related income before taxes, are as follows:


TAXES ON INCOME

(Dollars in Thousands)                                           1994         1993         1992
-----------------------------------------------------------------------------------------------
Federal
  Current                                                    $  6,732     $  3,818     $  2,462
  Deferred                                                     (1,524)       1,365        1,023
State
  Current                                                       2,020        1,076          692
  Deferred                                                       (646)         239          359
Foreign
  Current                                                       2,299        1,426        1,643
  Deferred                                                       (214)         924          763
-----------------------------------------------------------------------------------------------
     Total                                                   $  8,667     $  8,848     $  6,942
===============================================================================================

INCOME BEFORE TAXES AND ACCOUNTING CHANGES

(Dollars in Thousands)                                           1994         1993         1992
-----------------------------------------------------------------------------------------------
Domestic                                                     $ 15,429     $ 14,493     $  9,781
Foreign                                                         7,083        5,131        7,584
-----------------------------------------------------------------------------------------------
  Total                                                      $ 22,512     $ 19,624     $ 17,365
===============================================================================================

     No federal income taxes have been provided on approximately $20,234,000 of undistributed earnings of the company's foreign subsidiaries. These earnings are expected to be reinvested indefinitely. Such earnings would become taxable upon the sale or liquidation of the foreign subsidiaries or upon the remittance of dividends. Because of the probable availability of foreign tax credits, it is not practicable to estimate the amount, if any, of the deferred tax liability on such earnings.

     The variations between the effective and statutory federal income tax rates are summarized as follows:

--------------------------------------------------------------------------------------------------
                                                      1994                1993                1992
(Dollars in Thousands)                       Amount      %       Amount      %       Amount      %
--------------------------------------------------------------------------------------------------
Income tax provision at statutory tax
  rate                                     $  7,879   35.0     $  6,731   34.3     $  5,903   34.0
State taxes on income less applicable
  federal tax benefit                           893    4.0          864    4.4          694    4.0
Deferred tax adjustment for tax rate
  change                                         --     --          558    2.8           --     --
Research and development credit                (244)  (1.1)         (55)   (.3)          --     --
Valuation allowance                              11     --          319    1.6          390    2.2
Other items                                     128     .6          431    2.3          (45)   (.2)
--------------------------------------------------------------------------------------------------
     Total income tax provision            $  8,667   38.5     $  8,848   45.1     $  6,942   40.0
==================================================================================================

     Pursuant to SFAS No. 109, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The net deferred tax liability at December 31 is comprised of the following:


(Dollars in Thousands)                                                       1994         1993
----------------------------------------------------------------------------------------------
Current deferred income taxes
  Gross assets                                                           $  8,413     $  7,740
  Gross liabilities                                                          (195)        (242)
----------------------------------------------------------------------------------------------
     Total current deferred tax assets                                      8,218        7,498
Non-current deferred income taxes
  Gross assets                                                              5,684        2,066
  Valuation allowance                                                        (741)        (730)
  Gross liabilities                                                       (37,919)     (37,356)
----------------------------------------------------------------------------------------------
     Total non-current deferred tax liabilities                           (32,976)     (36,020)
----------------------------------------------------------------------------------------------
  Net deferred tax liability                                             $(24,758)    $(28,522)
==============================================================================================

     At December 31, the tax effect of significant temporary differences representing deferred tax assets and liabilities is as follows:

(Dollars in Thousands)                                                       1994         1993
----------------------------------------------------------------------------------------------
Tax over book depreciation                                               $(30,748)    $(29,608)
Safe Harbor leases                                                         (4,228)      (4,547)
SFAS No. 87 pension accounting                                             (2,346)      (2,282)
State income tax accrual                                                    1,188        1,437
Deferred revenue                                                            4,837           --
Book reserves deductible in other periods                                   6,941        7,204
Valuation allowance                                                          (741)        (730)
Other, net                                                                    339            4
----------------------------------------------------------------------------------------------
  Net deferred tax liability                                             $(24,758)    $(28,522)
==============================================================================================

6. STOCKHOLDERS' EQUITY

     On November 11, 1994, the Board of Directors declared a two-for-one stock split on the company's common stock in the form of a 100 percent stock dividend, payable December 15, 1994, to shareholders of record on December 1, 1994. As a result of the split, 5,014,272 additional shares were issued, and retained earnings were reduced by $5,014,272. All share and per share data appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for the stock split.

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

     In 1992, the company acquired 1,059,602 shares of its common stock in exchange for 800,000 shares of its then newly issued preferred stock at an exchange ratio of one share of preferred stock for each 1.3245 shares of common stock. In connection with the exchange transaction, the company recorded $20,000,000 of preferred stock based on the market value of the 1,059,602 shares of common stock acquired. Simultaneously, the company retired these common shares by reducing common stock in the amount of $529,801 (par value) and retained earnings by $19,470,199. Additional paid-in capital was reduced by $875,000, representing the costs related to the issuance of the preferred stock.

     The preferred stock is convertible at the option of the holder at any time (unless previously redeemed) into shares of common stock at a conversion rate of
1.14175 shares of common stock for each share of preferred stock. Dividends on preferred stock accrue at a rate of $1.375 per share per annum which are cumulative from the date of original issue. The company may not declare and pay any dividend or make any distribution of assets (other than dividends or other distribution payable in shares of common stock) on, or redeem, purchase or otherwise acquire, shares of common stock, unless all accumulated and unpaid preferred dividends have been paid or are contemporaneously declared and paid. The preferred stock is subject to optional redemption by the company, in whole or in part, at any time on or after September 1, 1997, at a redemption price of $25.69 per share reduced annually by $.14 per share to a minimum of $25 per share on or after September 1, 2002, plus accrued and unpaid dividends thereon to the date fixed for redemption. The aggregate liquidation preference is approximately $20.0 million at December 31, 1994 and 1993. Preferred stock is entitled to 1.14175 votes per share on all matters submitted to stockholders for action, and votes together with the common stock as a single class, except as otherwise provided by law or the Certificate of Incorporation of the company. There is no mandatory redemption or sinking fund obligation with respect to the preferred stock.

     In 1992, the shareholders approved the Stepan Company 1992 Stock Option Plan ("1992 Plan"). The 1992 Plan replaces the 1982 Plan and extends participation to directors who are not employees of the company. The 1992 Plan authorizes the award of up to 1,600,000 shares of the company's common stock for stock options ("options") and stock appreciation rights ("SAR"). SARs entitle the employee to receive an amount equal to the difference between the fair market value of a share of stock at the time the SAR is exercised and the exercise price specified at the time the SAR is granted. Options are granted at the market price on the date of grant and become exercisable on various dates over a ten-year period. The purchase price per share of options currently outstanding ranges from $8.12500 to $18.21875 with option expiration dates ranging from April 28, 1996 to May 1, 2004. The options become exercisable as follows: 662,304 currently exercisable and 464,400 on May 2, 1996.

     A summary of option transactions during the two years ended December 31, 1994, follows:

                                       Shares                    Options Outstanding
                                     Available    --------------------------------------------------
(Dollars in Thousands, except per         for                                              Aggregate
share amounts)                          Grant       Shares       Price per Share        Option Price
----------------------------------------------------------------------------------------------------
Balance, January 1, 1993             1,351,696     742,444     $3.84375 -- 18.21875       $  9,240
Exercised                                  --      (23,800)     3.84375 -- 12.09375           (144)
Cancelled                                  --       (4,400)          18.21875                  (80)
----------------------------------------------------------------------------------------------------
Balance, December 31, 1993           1,351,696     714,244     3.84375 -- 18.21875           9,016
Granted                              (464,400)     464,400           14.00000                6,502
Exercised                                  --      (51,940)     3.84375 -- 12.09375           (318)
----------------------------------------------------------------------------------------------------
Balance, December 31, 1994            887,296     1,126,704    $8.12500 -- 18.21875       $ 15,200
====================================================================================================
Became exercisable in 1994                         243,904          $18.21875             $  4,444
====================================================================================================
Became exercisable in 1993                          70,000          $12.56250             $    879
====================================================================================================

     At December 31, 1994, treasury stock consists of 20,208 shares of preferred stock and 84,280 shares of common stock. At December 31, 1993, treasury stock consisted of 8,700 shares of preferred stock and 330,058 shares of common stock.

7. DEFERRED ESOP COMPENSATION

     In 1985, the company established an Employee Stock Ownership Plan ("ESOP"). Under the Plan, the company makes contributions to a trust for the benefit of eligible employees. The amount of the contribution is discretionary except that it must be sufficient to enable the trust to meet its current obligations.

     The trust originally borrowed $2,000,000 to purchase 438,356 common shares for the Plan. The company has guaranteed the loan and is obligated to contribute sufficient cash to the Plan to repay the loan. The loan bears interest at 85 percent of the prime rate which was 6.0 percent at December 31, 1993. The remaining balance of the loan was reported as current maturities of long-term debt in the consolidated balance sheet of the company at December 31, 1993 (Note
3), and a related amount of deferred compensation was reported as a reduction of stockholders' equity. Compensation expense is recognized in equal annual amounts through 1994. As of December 31, 1994, the company had made the last contribution and the loan was repaid. The company currently has no plan for further ESOP contributions.

8. PENSION PLANS

     The company has non-contributory defined benefit plans covering substantially all employees. The benefits under these plans are based primarily on years of service and compensation levels. The company funds the annual provision deductible for income tax purposes. The plans' assets consist principally of marketable equity securities and government and corporate debt securities. The plans' assets at December 31, 1994, include $6,300,000 of the company's common stock.

     Net 1994, 1993 and 1992 periodic pension cost for the plans consists of the following:

(Dollars in Thousands)                                           1994         1993         1992
-----------------------------------------------------------------------------------------------
Service cost                                                 $  1,639     $  1,251     $  1,095
Interest cost on projected benefit obligation                   2,454        2,228        1,997
Actual return on plan assets                                    1,190       (3,222)      (3,372)
Net amortization and deferral                                  (5,449)        (824)        (365)
-----------------------------------------------------------------------------------------------
  Net prepaid pension cost                                   $   (166)    $   (567)    $   (645)
===============================================================================================

     The reconciliation of the funded status of the plans to the amount reported in the company's consolidated balance sheet is as follows:

(Dollars in Thousands)                                                       1994         1993
----------------------------------------------------------------------------------------------
Vested benefit obligation                                                $(18,583)    $(24,388)
----------------------------------------------------------------------------------------------
Accumulated benefit obligation                                            (21,127)     (27,190)
----------------------------------------------------------------------------------------------
Projected benefit obligation                                              (27,129)     (32,818)
Plan assets at fair value                                                  38,830       46,471
----------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation                      11,701       13,653
Unrecognized net gain                                                      (3,616)      (3,855)
Unamortized net transitional assets                                        (3,402)      (4,755)
Unamortized prior service cost                                              1,058          508
----------------------------------------------------------------------------------------------
  Prepaid pension asset                                                  $  5,741     $  5,551
==============================================================================================

     The prepaid pension asset is included in the "Other Assets" caption on the Consolidated Balance Sheets.

     The projected benefit obligations were determined using a discount rate of
8.5 and 7.0 percent for 1994 and 1993, respectively. The projected benefit obligations were determined under assumed compensation increases ranging from
5.0 percent to 7.0 percent for different employee groups for 1994 and 1993. The assumed long-term rate of return on plan assets was 8.5 percent for 1994 and 1993. The plans' net transitional assets are being amortized over a period of 15 years. The prior service costs are being amortized over an average of 12 years.

     In 1994, the company offered a one-time early retirement program to certain employees with whom the company settled its pension obligation by acquiring an annuity contract for vested benefits as of December 31, 1994. The gain of $24,000 associated with this settlement is included in consolidated net income for 1994. In connection with the early retirement program, the company provides 50 percent of the cost of health insurance to electing retirees up to normal retirement age. The company has accrued the present value of the health insurance for these retirees under this one-time early retirement program.

9. ACCRUED LIABILITIES

Accrued liabilities consisted of:


                                                                                   December 31
                                                                         ---------------------
(Dollars in Thousands)                                                       1994         1993
----------------------------------------------------------------------------------------------
Accrued payroll and benefits                                             $ 10,514     $  9,583
Provision for uninsured risks                                               8,741        8,786
Other accrued liabilities                                                  15,254        9,943
----------------------------------------------------------------------------------------------
  Total accrued liabilities                                              $ 34,509     $ 28,312
==============================================================================================

10. DEFERRED REVENUE

     During 1994, the company received prepayments on certain multi-year commitments for future shipments of products. As the commitments are fulfilled, a proportionate share of the deferred revenue is taken into income. Related deferred revenue at December 31, 1994 is $12.8 million of which $2.4 million is included in the "Accrued liabilities" caption of the Consolidated Balance Sheets.

11. ENVIRONMENTAL AND RESTRUCTURING CHARGES

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

12. CONTINGENCIES

     There are a variety of legal proceedings pending or threatened against the company. Some of these proceedings may result in fines, penalties, judgments or costs being assessed against the company at some future time. The company's operations are subject to extensive local, state and federal regulations, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("Superfund") and the Superfund amendments of 1986. The company, and others, have been named as potentially responsible parties at affected geographic sites. As discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, the company believes that it has made adequate provisions for the costs it may incur with respect to these sites. The company has estimated a range of possible environmental and legal losses from $5.5 million to $21.6 million at December 31, 1994, compared to $4.4 million to $22.8 million at December 31, 1993. At December 31, 1994, the company's reserve was $6.9 million for legal and environmental matters compared to $7.2 million at December 31, 1993. The company made payments of $4.3 million in 1994 and $4.5 million in 1993 related to legal costs, settlements and costs related to remedial design studies at various sites. While the company has insurance policies that may cover some of its environmental costs, it does not record those claims until such time as they become probable. During 1994, the company received $3.1 million from insurers related to legal costs previously incurred by the company. The recoveries reduced administrative expense in the Consolidated Statements of Income. There were no insurance recoveries recorded in 1993 or 1992.

     At certain of the sites, estimates cannot be made of the total costs of compliance, or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings, in the 1994 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which filings are available upon request from the company.

13. GEOGRAPHIC DATA

(Dollars in Thousands)                                           1994         1993         1992
-----------------------------------------------------------------------------------------------
Net Sales
  United States                                              $372,261     $368,461     $365,666
  Other                                                        71,687       70,364       70,098
-----------------------------------------------------------------------------------------------
                                                             $443,948     $438,825     $435,764
===============================================================================================
Operating Income
  United States                                              $ 22,504     $ 22,122     $ 21,998
  Other                                                         7,144        5,128        8,511
-----------------------------------------------------------------------------------------------
                                                             $ 29,648     $ 27,250     $ 30,509
===============================================================================================
Identifiable Assets
  United States                                              $279,919     $256,398     $255,696
  Other                                                        45,029       44,090       41,384
-----------------------------------------------------------------------------------------------
                                                             $324,948     $300,488     $297,080
===============================================================================================

     Operating income is calculated as income before net interest expense, environmental and restructuring charges, provision for income taxes and cumulative effect of accounting changes. Other includes subsidiaries in Canada, Europe and Mexico.

TEN YEAR SUMMARY
(In Thousands, except per share and employee data)

For the Year                                                         1994       1993       1992
--------------------------------------------------------------------------------------------------
Net Sales                                                        $443,948   $438,825   $435,764
--------------------------------------------------------------------------------------------------
Income from Operations                                             22,512     19,624     23,865(g)
 Percent of net sales                                                5.1%       4.5%       5.5%
--------------------------------------------------------------------------------------------------
Gain on Sale of Assets                                                 --         --         --
Environmental and Restructuring Charges                                --         --      6,500
Pre-tax Income                                                     22,512     19,624     17,365
 Percent of net sales                                                5.1%       4.5%       4.0%
--------------------------------------------------------------------------------------------------
Provision for Income Taxes                                          8,667      8,848      6,942
--------------------------------------------------------------------------------------------------
Net Income                                                         13,845     10,776     15,829(h)
 Per share (a) (b)                                                   1.29        .98       1.46
 Percent of net sales                                                3.1%       2.5%       3.6%
 Percent to stockholders' equity (c)                                13.3%      10.8%      17.4%
--------------------------------------------------------------------------------------------------
Cash Dividends Paid                                                 5,294      5,105      4,172
 Per common share (a)                                               .4250      .4050      .3700
--------------------------------------------------------------------------------------------------
Depreciation and Amortization                                      28,935     27,679     23,914
Capital Expenditures                                               42,884     25,435     34,440
Average Common Shares Outstanding (a)                               9,924      9,894     10,572
--------------------------------------------------------------------------------------------------

As of Year End
--------------------------------------------------------------------------------------------------
Working Capital                                                  $ 48,915   $ 48,569   $ 44,265
Current Ratio                                                         1.6        1.7        1.6
--------------------------------------------------------------------------------------------------
Property, Plant and Equipment (net)                               183,657    170,270    167,930
Total Assets                                                      324,948    300,488    297,080
Long-term Debt                                                     89,795     89,660     90,505
--------------------------------------------------------------------------------------------------
Stockholders' Equity                                              111,302    104,217     99,506
 Per share (a) (d)                                                  10.27       9.65       9.22
Number of Employees                                                 1,265      1,302      1,317
==================================================================================================


(a) Adjusted for two-for-one common stock splits in 1988 and 1994.

(b) Based on average number of common shares outstanding during the year.

(c) Based on equity at beginning of year.

(d) Based on common shares and the assumed conversion of the convertible preferred shares outstanding at year end.

(e) Change in method of accounting for pensions increased net income in 1986 by $467 or $.04 per share.

(f) Pre-tax income before gain on sale of assets.

(g) Pre-tax income before environmental and restructuring charges and cumulative effect of accounting changes.

(h) Reflected cumulative effect of accounting changes for income taxes and investment tax credits of $5.4 million, or $.51 per primary share and $.49 per fully diluted share.

QUARTERLY STOCK DATA (UNAUDITED)

                                                                                                                   Dividends Paid
                                                                 Stock Price Range                               Per Common Share
                                                     ----------------------------------------------------------------------------
                                                                   1994                    1993
Quarter                                                High         Low        High         Low                  1994        1993
-------------------------------------------------------------------------------------------------
  First                                           $ 16        $  13-5/16    $ 18-13/16   $ 15-3/8                10.5c       10.0c
  Second                                            14-5/16      13           18-9/16      15-13/16              10.5c       10.0c
  Third                                             17-5/8       12-3/8       16-13/16     14-1/2                10.5c       10.0c
  Fourth                                            17-11/16     14-1/2       14-13/16     12-9/16               11.0c       10.5c
                                                                                                               ------------------
Year                                                17-11/16     12-3/8       18-13/16     12-9/16               42.5c       40.5c
==================================================================================================================================


    1991       1990       1989          1988       1987       1986       1985
-----------------------------------------------------------------------------
$414,069   $389,612   $346,350      $333,033   $288,935   $259,787   $235,919
-----------------------------------------------------------------------------
  18,866     21,420(f)  11,701        20,554     19,230     14,037      9,231
    4.6%       5.5%       3.4%          6.2%       6.7%       5.4%       3.9%
-----------------------------------------------------------------------------
      --        874         --            --         --         --         --
      --         --         --            --         --         --         --
  18,866     22,294     11,701        20,554     19,230     14,037      9,231
    4.6%       5.7%       3.4%          6.2%       6.7%       5.4%       3.9%
-----------------------------------------------------------------------------
   6,319      7,803      3,861         7,126      8,271      6,524      3,760
-----------------------------------------------------------------------------
  12,547     14,491      7,840        13,428     10,959      7,513(e)   5,471
    1.15       1.32        .71          1.19        .91        .63(e)     .47
    3.0%       3.7%       2.3%          4.0%       3.8%       2.9%       2.3%
   15.2%      20.5%      11.7%         22.4%      19.9%      15.2%      11.5%
-----------------------------------------------------------------------------
   3,603      3,190      2,919         2,658      2,386      2,145      2,000
   .3300      .2900      .2650         .2375      .2075      .1850      .1725
-----------------------------------------------------------------------------
  21,108     19,391     17,061        15,393     13,815     11,630      9,949
  33,728     38,375     34,090        20,442     25,705     14,322     19,189
  10,916     10,992     11,034        11,216     11,954     11,888     11,586
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
$ 41,972   $ 38,943   $ 36,952      $ 28,498   $ 26,637   $ 23,386   $ 20,602
     1.7        1.7        1.8           1.6        1.7        1.6        1.6
-----------------------------------------------------------------------------
 157,063    143,342    122,509       104,697     98,994     85,607     82,796
 271,442    246,992    215,351       185,601    172,726    152,794    139,307
  89,759     77,326     68,568        45,369     44,399     34,868     36,962
-----------------------------------------------------------------------------
  90,866     82,698     70,741        66,790     59,936     55,029     49,575
    8.35       7.57       6.45          6.06       5.32       4.76       4.28
   1,317      1,311      1,152         1,028      1,002        948        894
=============================================================================



QUARTERLY FINANCIAL DATA (UNAUDITED)
(Dollars in Thousands, except per share data)

                                              1994                                                   1993
                      -----------------------------------------------------------------------------------------------------------
Quarter                  First     Second      Third     Fourth       Year      First     Second      Third     Fourth       Year
---------------------------------------------------------------------------------------------------------------------------------
Net Sales             $107,279   $112,305   $110,761   $113,603   $443,948   $114,620   $110,578   $111,111   $102,516   $438,825
---------------------------------------------------------------------------------------------------------------------------------
Gross Profit            19,143     20,657     20,983     20,317     81,100     22,868     20,662     21,149     15,356     80,035
---------------------------------------------------------------------------------------------------------------------------------
Interest, net           (1,918)    (1,803)    (1,639)    (1,776)    (7,136)    (1,887)    (1,904)    (1,869)    (1,966)    (7,626)
---------------------------------------------------------------------------------------------------------------------------------
Pre-tax Income
  (Loss)                 3,427      6,912      6,939      5,234     22,512      7,975      5,760      6,688       (799)    19,624
---------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)        2,022      4,078      4,112      3,633     13,845      4,687      3,368      3,170       (449)    10,776
---------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)
  per Share (a)            .18        .38        .39        .34       1.29        .44        .31        .29       (.08)       .98
==================================================================================================================================

(a) Restated for the two-for-one common stock split effective December 15, 1994.