Form 10-K, Exhibit 13
period 1995-12-31
STEPAN CO
filed 1996-03-25
CIK 94049

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1995 Compared with 1994

Sales for 1995 grew 19 percent to a record $528.2 million. The increase was the result of a 12 percent increase in sales volume. Sales by product group were:

                                             Percent
  (Dollars in Thousands)    1995      1994    Change
----------------------------------------------------
Surfactants               $380,179  $329,186    + 15
Polymers                   115,833    78,778    + 47
Specialty products          32,206    35,984    - 10
----------------------------------------------------
  Total                   $528,218  $443,948    + 19
====================================================

   Surfactants are a principal ingredient in consumer and industrial cleaning products such as detergents, shampoos, lotions, toothpastes and cosmetics. Other applications include lubricating ingredients and emulsifiers for spreading of insecticides and herbicides. Domestic volume which contributes 85 percent of total surfactant sales volume grew 17 percent over 1994. Recent capacity expansions have kept pace with demand growth and ongoing capacity expansions should meet projected requirements. Higher average selling prices resulting from raw material cost increases also contributed to higher sales from the broad commercial customer base. Sales of foreign subsidiaries representing 15 percent of surfactant sales volume rose by four percent. European sales were up 29 percent due primarily to a 15 percent gain in volume coupled with a stronger French franc. Partially offsetting the European result was the reported lower Mexican sales on the significantly devalued Mexican peso that has lost 22 percent against the U.S. dollar since the beginning of 1995. However, Mexican sales volume only declined two percent. Canadian sales reported an eight percent increase reflecting mainly higher selling prices to pass through raw material cost increases.

   The polymer product group includes phthalic anhydride, polyurethane systems and polyurethane polyols. Phthalic anhydride is used in polyester resins, alkyd resins and plasticizers for applications in construction materials and components of automotive, boating and other consumer products. Polyurethane systems provide thermal insulation and are sold to the construction, industrial and appliance markets. Polyurethane polyols are used in the manufacture of laminate board for the construction industry. Polymer sales increased due to higher selling prices reflecting a pass through of higher raw material costs and a 12 percent increase in volume. Phthalic anhydride, which represents 54 percent of polymer volume, experienced a 64 percent increase in sales due primarily to a 53 percent increase in average selling prices and a seven percent volume gain. The sharp rise in selling prices was driven by higher raw material costs and stronger market demand. Demand should remain steady in 1996 although selling prices are expected to decline significantly as a result of lower raw material costs. Polyurethane polyols, which represent 41 percent of total polymer volume, experienced a 23 percent increase in volume due to strong domestic demand and significant gains in the export business. Polyurethane systems sales held steady as efforts continue to commercialize new generation products with more favorable environmental characteristics.

   Specialty products include flavors, lubricant additives, oil field chemicals and emulsifiers and solubilizers used in the food and pharmaceutical industry. Specialty products revenues declined 10 percent on reduced volume. Sales of certain lower margin lubricant additives were discontinued in the current year. This has led to an improved average selling price between years.

   Gross profit in 1995 was $97.4 million, or 18.4 percent of net sales, a 20 percent growth from $81.1 million, or 18.3 percent of net sales in 1994. Surfactants gross profit was $72.5 million for 1995, an increase of 18 percent from 1994. Domestic surfactants were up $11.2 million, or 25 percent, as a result of the higher domestic sales volume. Gross profit of foreign operations was flat with Europe's modest gain being entirely offset by slight declines reported by Canada and Mexico. Continued competitive pricing pressure which affected the foreign subsidiaries' ability to fully pass through raw material cost increases was the main cause of the lackluster foreign results. Polymers gross profit jumped $6.3 million to $19.3 million in 1995 representing a 48 percent increase from 1994. Phthalic anhydride accounted for all of the increased polymer gross profit showing significantly increased gross profit margins as a result of the higher selling prices mentioned earlier. Polyurethane polyols gross profit decreased 30 percent despite higher volume due to the inability to fully pass on raw material cost increases. Polyurethane systems gross profit declined 40 percent as a result of the unfavorable product mix and reduced volumes. Specialty products gross profit dropped $1.0 million to $5.6 million in 1995, a 16 percent decrease from 1994. The decline was due mainly to the cessation of certain low margin lubricant additives products.

   Average raw material costs increased 11 percent during 1995, primarily reflecting higher polymer raw material costs. Manufacturing labor costs increased at a modest rate reflecting the recent low levels of inflation which are expected to continue in the near term. The company currently employs 1,267 people which is relatively unchanged from a year ago, but down 35 people from 1993 due to the voluntary early retirement program offered in 1994. Depreciation expense increased to $28.8 million in 1995 from $27.0 million in 1994 as a result of bringing into service significant capacity expansion projects in recent years, as well as continuing capital spending for plant improvements.

   Operating income, pre-tax income before net interest expense, was $32.9 million in 1995, an 11 percent increase from 1994. Operating expenses, consisting of marketing, administrative and research expenses, rose 25 percent reflecting higher administrative expenses in 1995. Administrative expenses climbed 61 percent due to a $9.4 million increase in legal and environmental expenses which was precipitated by a draft Remedial Investigation Feasibility Study enumerating possible future costs for remediation of the company's Maywood, New Jersey plant and adjacent property. See Note 11 of the Notes to the Consolidated Financial Statements. Prior year's expenses benefited from $3.1 million of insurance recoveries related to previously incurred legal and environmental costs. Marketing expenses rose 10 percent primarily due to higher salaries as well as increased marketing effort in the Pacific Rim. Research and development expenses increased six percent due largely to increased salary expenses. Operating expenses related to legal and environmental are expected to decline significantly in 1996. Other cost saving initiatives and current low inflationary levels are expected to keep 1996 operating expense increases to a modest level.

   The effective tax rate was 35.5 percent in 1995 compared to 38.5 percent in 1994 resulting in a modest two percent increase in the income tax provision. The decrease in the effective tax rate was attributable to the higher research and development tax credit benefits at the state level as well as tax credit carryforward benefits realized in Mexico. See Note 5 of the Notes to the Consolidated Financial Statements for a reconciliation of the statutory to the effective tax rate.

   Net income for 1995 rose to a record $16.1 million, or $1.51 per share, compared to $13.8 million, or $1.29 per share in 1994. Surfactant and Polymer earnings are expected to show continued improvement in 1996. Operating expenses should decline due to lower legal and environmental expenses. Those factors should lead to further earnings growth in 1996.

1994 Compared with 1993

Sales for 1994 grew one percent to a record $444 million despite a one percent decline in sales volume. Sales by product group were:

                                             Percent
  (Dollars in Thousands)    1994      1993    Change
----------------------------------------------------
Surfactants               $329,186  $324,809    +  1
Polymers                    78,778    79,071      --
Specialty products          35,984    34,945    +  3
----------------------------------------------------
  Total                   $443,948  $438,825    +  1
====================================================

   Surfactant sales rose one percent despite a four percent decline in sales volume. The moderate growth in sales was primarily contributed by foreign subsidiaries, as domestic sales were essentially flat between years. Domestic volume, representing 83 percent of total surfactant sales volume, was down seven percent from 1993 as a result of product reformulation by large national customers. Partially offsetting this was a significant volume growth in the broad commercial customer base. Sales of foreign subsidiaries, representing 17 percent of surfactant sales volume, grew six percent as a result of a strong volume gain. Mexico contributed a 46 percent year-to-year volume increase, followed by a 13 percent and a six percent increase from Canada and Europe, respectively. The weakened Canadian dollar has negatively affected the subsidiary's reported sales growth. The continued competitive pressure on prices in Europe has erased the revenue growth fueled by stronger sales volume and the strengthening French franc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

   Polymer sales were essentially unchanged from 1993, although sales volume rose eight percent. Phthalic anhydride, which represents 57 percent of polymer volume, reported a 16 percent increase in sales due to a 13 percent increase in volume and higher selling prices. Higher selling prices were driven by improved market conditions and higher raw material costs. The increase in phthalic anhydride volume was the result of strong domestic demand, lower levels of competing foreign imports and high production levels attributable to refurbishments made to our manufacturing facility. Polyurethane polyols, which represent 38 percent of total polymer volume, posted 15 percent sales growth due entirely to improved volume. Polyurethane systems sales fell 44 percent as volume dropped 45 percent due to delays in the roll-out of new products with more favorable environmental characteristics.

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

   Average raw material costs climbed six percent during 1994. Labor costs increased at a modest rate reflecting the recent low levels of inflation. Depreciation expense increased to $27.0 million in 1994 from $25.7 million in 1993 as a result of bringing into service capacity expansion projects in recent years, as well as continuing capital spending for plant improvements.

   Operating income, pre-tax income before net interest expense, was $29.6 million in 1994, an 8.4 percent increase from 1993. Operating expenses declined three percent reflecting lower administrative expenses in 1994. Administrative expenses decreased $1.3 million, or seven percent due primarily to $3.1 million of insurance recoveries relating to legal costs previously incurred in defending environmental cases against the company. See Note 11 of the Notes to Consolidated Financial Statements. Net of these favorable recoveries, provision for legal and environmental costs was $.7 million in 1994 compared with $2.2 million recorded in 1993. Marketing expenses increased a modest one percent which was essentially offset by a decrease in research and product development expenses. Excluding the insurance recoveries, operating expenses for 1994 increased $1.8 million, or a moderate three percent. Continued insurance reimbursement of ongoing environmental legal defense costs is expected to minimize the company's share of future defense costs. Other cost containment efforts, including a voluntary early retirement program offered in 1994, are expected to keep 1995 operating expense increases to a modest level.

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

Fourth Quarter 1995 Compared with 1994

For the quarter ended December 31, 1995, the company reported net income of $5.1 million, or $.49 per share, compared to $3.6 million, or $.34 per share in the fourth quarter of 1994. Net sales for the quarter increased 12 percent to $126.8 million from $113.6 million recorded in 1994. Gross profit was $24.3 million, up 20 percent in the fourth quarter compared to the same quarter of 1994. Surfactants made the largest contribution as a result of considerably higher sales volume. Polymers recorded higher quarterly gross profit due to improved phthalic anhydride margins. Specialty products posted lower gross profit due to lower sales volume. Total operating expenses were 13 percent higher in the fourth quarter compared with the same quarter of 1994. The lower 1994 expenses benefited from insurance recoveries of $1.1 million related to previously incurred legal and environmental costs.

Liquidity and Financial Condition

For 1995, net cash from operations totaled $35.0 million, a decrease of $16.0 million compared to $51.0 million for 1994. During 1994, cash from operations included $12.9 million in customer prepayments under long-term contracts. Increased working capital requirements stemming from sales growth were responsible for substantially all of the remaining difference in operating cash flows from year to year.

   Capital expenditures totaled $39.2 million for 1995, down from $42.9 million for 1994. The company also invested $7.5 million in capital contributions for a joint venture operation in the Philippines. Cash requirements for investing activities are expected to increase during 1996 driven mainly by higher planned capital spending as well as continued effort in global expansion.

   Since December 31, 1994, total company debt has increased by $18.1 million to close the year at $116.0 million. At December 31, 1995, the ratio of long-term debt to long-term debt plus shareholders' equity stood at 47.1 percent compared to 44.7 percent one year earlier. For 1996, the company plans to derive cash from earnings and from committed credit lines in proportions close to the present capital structure. As a result, we expect the ratio of long-term debt to long-term debt plus shareholders' equity to remain relatively steady from year to year.

   During June 1995, the company entered into unsecured long-term loan agreements totaling $40 million with maturities of 10 to 15 years. The proceeds of the new loans were used to reduce domestic bank debt. The terms and conditions of the new loan agreements are essentially the same as those of previously existing agreements.

   The company maintains contractual relationships with its domestic banks which provide for $45 million of revolving credit which may be drawn upon as needed for general corporate purposes. The company also meets short-term liquidity requirements through uncommitted bank lines of credit and bankers' acceptances. The company's foreign subsidiaries maintain committed and uncommitted bank lines of credit in their respective countries to meet working capital requirements as well as to fund capital expenditure programs.

   The company anticipates that cash from operations and from committed credit facilities will be sufficient to meet anticipated capital expenditure programs, dividend requirements and other planned financial commitments in 1996 and for the foreseeable future.

Environmental and Legal Matters

The company is subject to extensive federal, state and local environmental laws and regulations. Although the company's environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent environmental regulation could require the company to make additional unforeseen environmental expenditures. The company will continue to invest in the equipment and facilities necessary to comply with existing and future regulations. During 1995, the company expenditures for capital projects related to the environment were $6.8 million and should approximate $5.4 million for 1996. These projects are capitalized and typically depreciated over ten years. Capital spending on such projects is likely to continue at these levels in future years. Recurring costs associated with the operation and maintenance of facilities for waste treatment and disposal and managing environmental compliance in ongoing operations at our manufacturing

Management's Discussion and Analysis of Financial Condition and Results of Operations

locations were approximately $7.0 million for 1995 compared to $7.1 million for 1994. While difficult to project, it is not anticipated that these recurring expenses will increase significantly in the future.

   The company has been named by the government as a potentially responsible party at 17 waste disposal sites where cleanup costs have been or may be incurred under the federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. In addition, damages are being claimed against the company in general liability actions for alleged personal injury or property damage in the case of some disposal and plant sites. The company believes that it has made adequate provisions for the costs it may incur with respect to the sites. The company has estimated a range of possible environmental and legal losses from $4.3 million to $23.6 million at December 31, 1995, compared to $5.5 million to $21.6 million at December 31, 1994. At December 31, 1995, the company's reserve was $8.7 million for legal and environmental matters compared to $6.9 million at December 31, 1994. During 1995, expenditures related to legal and environmental matters approximated $7.8 million compared to $4.3 million expended in 1994. During 1994, the company recovered $3.1 million from insurers for reimbursement of previously incurred environmental defense costs which reduced that year's legal and environmental expense. The company continues to pursue potential recoveries of legal and environmental costs from insurers and other third parties. The potential benefit of such recoveries has not been recorded. While it is difficult to forecast the expenditures for 1996, the company believes that the $8.7 million reserve balance at December 31, 1995, is more likely to be paid out over many years. See also Note 11 of the Notes to Consolidated Financial Statements. At certain of the sites, estimates cannot be made of the total costs of compliance or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings in the 1995 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which filings are available upon request from the company.

Accounting Standard

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121-Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS No. 121"). This standard must be adopted no later than the 1996 reporting year, but can be adopted early. SFAS No. 121 requires that operating assets and associated goodwill be written down to fair value whenever an impairment review indicates that the carrying value cannot be recovered on an undiscounted cash flow basis. After any such noncash write-down, results of operations would be favorably affected by reduced depreciation, depletion and amortization charges. The company believes this standard will have no impact on the results of operations upon adoption in the first quarter of 1996.

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


/s/ F. Quinn Stepan
F. Quinn Stepan
Chairman of the Board and Chief Executive Officer


/s/ Walter J. Klein
Walter J. Klein
Vice President-Finance

February 9, 1996



Report of Independent Public Accountants



To the Stockholders of Stepan Company:

We have audited the accompanying consolidated balance sheets of Stepan Company (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and stockholders' equity, for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stepan Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP
Chicago, Illinois,
February 9, 1996

Consolidated Balance Sheets
December 31, 1995 and 1994

(Dollars in Thousands)                                                                   1995        1994
---------------------------------------------------------------------------------------------------------
Assets
Current Assets:
 Cash and cash equivalents                                                           $  3,148    $  2,452
 Receivables, less allowances of $1,744 in 1995 and $1,585 in 1994                     79,814      70,385
 Inventories (Note 2)                                                                  54,363      45,464
 Deferred income taxes (Note 5)                                                         9,444       8,218
 Other current assets                                                                   3,385       2,852
---------------------------------------------------------------------------------------------------------
 Total current assets                                                                 150,154     129,371
---------------------------------------------------------------------------------------------------------

Property, Plant and Equipment:
 Land                                                                                   4,611       4,576
 Buildings and improvements                                                            53,701      52,558
 Machinery and equipment                                                              379,363     343,629
 Construction in progress                                                              16,429      16,891
---------------------------------------------------------------------------------------------------------
                                                                                      454,104     417,654
 Less accumulated depreciation                                                        261,634     233,997
---------------------------------------------------------------------------------------------------------
 Property, plant and equipment, net                                                   192,470     183,657
---------------------------------------------------------------------------------------------------------

Other Assets                                                                           19,903      11,920
---------------------------------------------------------------------------------------------------------
 Total assets                                                                        $362,527    $324,948
=========================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
 Current maturities of long-term debt (Note 3)                                       $  6,946    $  8,043
 Accounts payable                                                                      42,530      37,904
 Accrued liabilities (Note 9)                                                          37,423      34,509
---------------------------------------------------------------------------------------------------------
 Total current liabilities                                                             86,899      80,456
---------------------------------------------------------------------------------------------------------

Deferred Income Taxes (Note 5)                                                         36,469      32,976
---------------------------------------------------------------------------------------------------------

Long-term Debt, less current maturities (Note 3)                                      109,023      89,795
---------------------------------------------------------------------------------------------------------

Deferred Revenue (Note 10)                                                              7,659      10,419
---------------------------------------------------------------------------------------------------------

Stockholders' Equity (Note 6):
 5-1/2 percent convertible preferred stock, cumulative, voting, without par value;
   authorized 2,000,000 shares; issued 797,172 shares in 1995 and 799,196
   shares in 1994                                                                      19,929      19,980
 Common stock, $1 par value; authorized 15,000,000 shares; issued 10,086,653
   shares in 1995 and 10,028,544 shares in 1994                                        10,087      10,029
 Additional paid-in capital                                                             4,568       3,983
 Cumulative translation adjustments                                                    (3,691)     (3,491)
 Retained earnings                                                                     93,292      82,445
---------------------------------------------------------------------------------------------------------
                                                                                      124,185     112,946
 Less: Treasury stock, at cost                                                          1,708       1,644
---------------------------------------------------------------------------------------------------------
 Stockholders' equity                                                                 122,477     111,302
---------------------------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity                                          $362,527    $324,948
=========================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

Consolidated Statements of Income
For the years ended December 31, 1995, 1994 and 1993

(Dollars in Thousands, except per share amounts)              1995      1994       1993
---------------------------------------------------------------------------------------
Net Sales                                                 $528,218  $443,948   $438,825
---------------------------------------------------------------------------------------
Cost and Expenses:
 Cost of sales                                             430,815   362,848    358,790
 Marketing                                                  18,673    16,972     16,738
 Administrative                                             27,412    17,082     18,378
 Research, development and technical services (Note 1)      18,462    17,398     17,669
 Interest, net (Note 3)                                      7,865     7,136      7,626
---------------------------------------------------------------------------------------
                                                           503,227   421,436    419,201
---------------------------------------------------------------------------------------

Income Before Provision for Income Taxes                    24,991    22,512     19,624
Provision for Income Taxes (Note 5)                          8,872     8,667      8,848
---------------------------------------------------------------------------------------
Net Income                                                $ 16,119  $ 13,845   $ 10,776
=======================================================================================

Net Income Per Common Share:
 Primary                                                     $1.51     $1.29   $    .98
=======================================================================================
 Fully Diluted                                               $1.46     $1.26   $    .96
=======================================================================================

Average Common Shares Outstanding (Note 1)                   9,984     9,924      9,894
=======================================================================================

All 1993 share and per share data have been restated for the two-for-one common stock split effective December 15, 1994.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Combined Sales
(Thousands of Dollars)

[GRAPH APPEARS HERE]

                       1991     1992     1993     1994     1995
                      -------  -------  -------  -------  -------
Surfactants.......... 293,347  317,522  324,809  329,186  380,179
Polymers.............  89,848   87,060   79,071   78,778  115,833
Specialty Products...  30,874   31,182   34,945   35,984   32,206
                      -------  -------  -------  -------  -------
Consolidated Total... 414,069  435,764  438,825  443,948  528,218
                      =======  =======  =======  =======  =======

 .  Surfactants
 .  Polymers
 .  Specialty Products
(Consolidated Totals in bold)

1995 Sales Dollar Distribution
(Dollars in Thousands)

[PIE CHART APPEARS HERE]

 .  Material
   $317,641
   60.1%

 .  Other Expenses
   $78,704
   14.9%

 .  Payroll and Fringes
   $76,498
   14.5%

 .  Depreciation and Amortization
   $30,384
   5.7%

 .  Income Taxes
   $8,872
   1.7%

 .  Net Income
   $16,119
   3.1%

Consolidated Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993


(Dollars in Thousands)                   1995       1994       1993
-------------------------------------------------------------------
Net Cash Flow from Operating
 Activities
  Net income                         $ 16,119   $ 13,845   $ 10,776
  Depreciation and amortization        30,384     28,935     27,679
  Deferred revenues (Note 10)          (2,760)    12,883         --
  Deferred income taxes                 2,359        410      2,735
  Other non-cash items                   (605)       627        263
  Changes in Working Capital:
     Receivables, net                  (9,429)   (13,135)      (220)
     Inventories                       (8,899)     3,454     (1,140)
     Accounts payable and accrued
      liabilities                       7,911      4,106     (4,788)
     Other                                (74)       (96)         1
-------------------------------------------------------------------
     Net Cash Provided by
      Operating Activities             35,006     51,029     35,306
-------------------------------------------------------------------

Cash Flows from Investing Activities
  Expenditures for property, plant
   and equipment...................   (39,247)   (42,884)   (25,435)
Investment in joint ventures (Note 1)  (7,500)    (2,314)    (1,422)
  Other non-current assets                (14)      (711)      (963)
-------------------------------------------------------------------
     Net Cash Used for Investing
      Activities                      (46,761)   (45,909)   (27,820)
-------------------------------------------------------------------
Cash Flows from Financing and Other
 Related Activities
  Revolving debt and notes payable
   to banks, net...................    (9,711)    13,313    (20,631)
  Other debt borrowings                40,000          -     30,000
  Other debt repayments               (12,053)   (11,455)   (12,633)
  Purchases of treasury stock, net        (64)      (327)      (244)
  Dividends paid                       (5,540)    (5,294)    (5,105)
  Other non-cash items                   (181)      (420)      (273)
-------------------------------------------------------------------
     Net Cash Provided by (Used
      for) Financing and
      Other Related Activities         12,451     (4,183)    (8,886)
-------------------------------------------------------------------

Net Increase (Decrease) in Cash
 and Cash Equivalents                     696        937     (1,400)
Cash and Cash Equivalents at
 Beginning of Year                      2,452      1,515      2,915
-------------------------------------------------------------------
Cash and Cash Equivalents at End
 of Year                             $  3,148   $  2,452   $  1,515
===================================================================

Supplemental Cash Flow Information
  Cash payments of income taxes,
   net of refunds                    $  9,804   $  8,554   $  6,327
  Cash payments of interest          $  7,761   $  8,536   $  8,002
===================================================================

Capital Expenditures
(Thousands of Dollars)

[CHART APPEARS HERE]

90......  38,375
91......  33,728
92......  34,440
93......  25,435
94......  42,884
95......  39,247

Compound Annual Growth
Five Years 0%


Equity Per Share
(Dollars)

[CHART APPEARS HERE]

90......   7.57
91......   8.35
92......   9.22
93......   9.65
94......  10.27
95......  11.25

Compound Annual Growth
Five Years + 8%

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity
For the years ended December 31, 1995, 1994  and 1993

                             Convertible             Additional               Cumulative    Deferred
                               Preferred    Common      Paid-in   Treasury   Translation   ESOP Com-     Retained
(Dollars in Thousands)             Stock     Stock      Capital      Stock   Adjustments   pensation     Earnings
-----------------------------------------------------------------------------------------------------------------
Balance, January 1, 1993         $20,000   $ 5,101       $3,688    $(4,619)      $(1,023)    $  (445)     $76,804
Sale of 23,800 shares
 under stock option plan              --        12          132         --            --          --           --
Purchase of 44 shares of
 common and 8,700 shares of
 preferred treasury stock,
 net of sales                        --        --           93       (244)           --          --           --
Issuance cost of preferred
 stock                                --        --         (140)        --            --          --           --
Conversion of preferred
 stock to common stock                (8)       --            8         --            --          --           --
Compensation expense (Note 7)         --        --           --         --            --         222           --
Net income                            --        --           --         --            --          --       10,776
Cash dividends paid
 Preferred stock ($1.375 per
  share)                              --        --           --         --            --          --       (1,097)
 Common stock (40.5c per share)       --        --           --         --            --          --       (4,008)
Translation adjustments               --        --           --         --        (1,035)         --           --
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993        19,992     5,113        3,781     (4,863)       (2,058)       (223)      82,475
Sale of 51,940 shares
 under stock option plan              --        27          290         --            --          --           --
Purchase of 4,222 shares
 of common and 11,508
 shares of preferred treasury
 stock, net of sales                  --        --           21       (327)           --          --           --
Retirement of 250,000
 shares of common treasury
 stock                                --      (125)        (121)     3,546            --          --       (3,300)
Conversion of preferred
 stock to common stock               (12)       --           12         --            --          --           --
Compensation expense (Note 7)         --        --           --         --            --         223           --
Net income                            --        --           --         --            --          --       13,845
Cash dividends paid
 Preferred stock ($1.375 per
  share)                              --        --           --         --            --          --       (1,076)
 Common stock (42.5c per share)       --        --           --         --            --          --       (4,218)
Preferred stock dividends
 declared                             --        --           --         --            --          --         (267)
Translation adjustments               --        --           --         --        (1,433)         --           --
Two-for-one common stock
 split (Note 6)                       --     5,014           --         --            --          --       (5,014)
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994        19,980    10,029        3,983     (1,644)       (3,491)         --       82,445
Sale of 55,800 shares
 under stock option plan              --        56          484         --            --          --           --
Purchase of 536 shares of
 common treasury stock,
 net of sales                         --        --           52        (64)           --          --           --
Conversion of preferred
 stock to common stock               (51)        2           49         --            --          --           --
Net income                            --        --           --         --            --          --       16,119
Cash dividends paid
 Preferred stock ($1.375 per
  share)                              --        --           --         --            --          --         (801)
 Common stock (44.75c per share)      --        --           --         --            --          --       (4,471)
Translation adjustments               --        --           --         --          (200)         --           --
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995       $19,929   $10,087       $4,568    $(1,708)      $(3,691)    $    --      $93,292
=================================================================================================================

All 1993 share and per share data have been restated for the two-for-one common stock split effective December 15, 1994.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 1995, 1994 and 1993

1. Summary of Significant Accounting Policies

Nature of Operations

The company's operations consist predominantly of the production and sale of specialty and intermediate chemicals which are sold to other manufacturers for use in a variety of end products. Principal markets for all products are manufacturers of cleaning and washing compounds (including detergents, shampoos, toothpastes and household cleaners), paints, cosmetics, food and beverages, agricultural insecticides and herbicides, plastics, furniture, automotive equipment, insulation and refrigeration.

   The company grants credit to its customers who are widely distributed throughout North America and Europe. There is no material concentration of credit risk.

Principles of Consolidation

The consolidated financial statements include the accounts of Stepan Company and its wholly-owned foreign subsidiary companies. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 50 percent owned joint ventures in the Philippines and Colombia are accounted for on the equity method and are included in the "Other Assets" caption on the Consolidated Balance Sheet. The company's share of the net earnings of the investments is included in consolidated net income. Differences between the cost of equity investments and the amount of underlying equity in net assets of the investees are amortized systematically to income.

Cash and Cash Equivalents

The company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents.

Inventories

Inventories are valued at cost, which is not in excess of market value, and include material, labor and plant overhead costs. The last-in, first-out (LIFO) method is used to determine the cost of most company inventories. The first-in, first-out (FIFO) method is used for all other inventories. Inventories priced at LIFO as of December 31, 1995 and 1994 amounted to 88 percent and 87 percent of total inventories, respectively.

Property, Plant and Equipment

Depreciation of physical properties is provided on a straight-line basis over the estimated useful lives of various assets. Lives used for calculating depreciation are 30 years for buildings, 15 years for building improvements and from three to 15 years for machinery and equipment. Major renewals and betterments are capitalized in the property accounts, while maintenance and repairs ($16,791,000, $16,468,000 and $16,505,000 in 1995, 1994 and 1993,
respectively), which do not renew or extend the life of the respective assets, are charged to operations currently. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

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

Research and Development Costs

The company's research and development costs are expensed as incurred. These expenses are aimed at discovery and commercialization of new knowledge with the intent that such effort will be useful in developing a new product or in bringing about a significant improvement to an existing product or process. Total expenses were $12,425,000, $12,281,000 and $12,613,000 in 1995, 1994 and
1993, respectively. The balance of expenses reflected on the Consolidated Statements of Income relates to technical services which include routine product testing, quality control and sales support service.

Income Taxes

The provision for income taxes includes federal, foreign, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

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

Per Share Data

Primary earnings per share amounts are computed based on the weighted average number of common shares outstanding, 9,984,000 in 1995, 9,924,000 in 1994 and 9,894,000 in 1993. Common share equivalents resulting from dilutive stock options have been excluded as the dilutive effect was not material. Net income used in computing primary earnings per share has been reduced by dividends paid to preferred shareholders. Fully diluted earnings per share amounts are based on an increased number of common shares that would be outstanding assuming the exercise of certain outstanding stock options and the conversion of the convertible preferred stock, when such conversion would have the effect of reducing earnings per share. The number of shares used in the computations of fully diluted earnings per share were 11,038,000 in 1995, 10,972,000 in 1994 and 10,100,000 in 1993. The 1993 share data has been retroactively adjusted for the two-for-one common stock split of December 15, 1994.

Reclassifications

Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform with the 1995 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Inventories

The composition of inventories was as follows:

                                                       December 31
                                                  ----------------
(Dollars in Thousands)                               1995     1994
------------------------------------------------------------------
Finished products                                 $32,204  $27,632
Raw materials                                      22,159   17,832
------------------------------------------------------------------
  Total inventories                               $54,363  $45,464
==================================================================

   If the first-in, first-out (FIFO) inventory valuation method had been used, inventories would have been approximately $12,100,000 and $13,200,000 higher than reported at December 31, 1995 and 1994, respectively.

3. Debt

Debt was composed of the following:

                                                        December 31
                                                 ------------------
(Dollars in Thousands)          Maturity Dates       1995      1994
-------------------------------------------------------------------
Unsecured promissory notes
    7.22%                           1999--2008   $ 30,000   $30,000
    7.77%                           2000--2010     30,000         -
    9.52%                           1996--2000     10,714    15,000
    7.69%                           2000--2005     10,000         -
    9.70%                           1997--2006     10,000    10,000
   10.54%                           1996--1997      5,951    10,712
    9.70%                           1996--1999      4,000     6,000
    9.40%                                    -          -       955
Unsecured bank debt                 1998--2001     13,000    21,800
Debt of foreign subsidiaries
 payable in foreign currency        1996--2003      2,304     3,371
-------------------------------------------------------------------
  Total debt                                      115,969    97,838
  Less current maturities                           6,946     8,043
-------------------------------------------------------------------
    Long-term debt                               $109,023   $89,795
===================================================================

Unsecured bank debt at December 31, 1995, consists of borrowings under a committed $45,000,000 revolving credit agreement which bears interest at varying rates which averaged 6.69 percent during the year. Borrowings under this agreement at May 31, 1998, if any, would convert to a term loan payable over three years. The company must pay a commitment fee of .25 percent per annum on the unused portion of the commitment. Periodically, the company also availed itself of other borrowings under notes payable to banks of which there were no outstanding balances at December 31, 1995 and 1994.

   The various loan agreements contain provisions which, among others, require maintenance of certain financial ratios and place limitations on additional debt, investments and payment of dividends. Unrestricted retained earnings were $37,904,000 and $36,336,000 at December 31, 1995 and 1994, respectively. The company is in compliance with all loan agreements.

   Debt at December 31, 1995, matures as follows: $6,946,000 in 1996; $6,729,000 in 1997; $8,056,000 in 1998; $11,501,000 in 1999; $13,225,000 in 2000 and
$69,512,000 after 2000.

   Net interest expense for the years ended December 31 was composed of the following:

(Dollars in Thousands)      1995     1994     1993
--------------------------------------------------
Interest expense          $9,043   $8,428   $8,552
Interest income             (629)    (295)    (331)
--------------------------------------------------
                           8,414    8,133    8,221
Capitalized interest        (549)    (997)    (595)
--------------------------------------------------
  Interest, net           $7,865   $7,136   $7,626
==================================================

4. Leased Properties

The company leases certain property and equipment (primarily transportation equipment, buildings and computer equipment) under operating leases. Total rental expense was $3,398,000, $2,994,000 and $2,932,000 in 1995, 1994 and 1993,
respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 1995, 1994 and 1993

   Minimum future rental payments under operating leases with terms in excess of one year as of December 31, 1995, are:


(Dollars in Thousands)                Year                   Amount
-------------------------------------------------------------------
                                      1996                   $2,163
                                      1997                    1,395
                                      1998                    1,233
                                      1999                      886
                                      2000                      600
                        Subsequent to 2000                    1,898
-------------------------------------------------------------------
      Total minimum future rental payments                   $8,175
===================================================================

5. INCOME TAXES
The provision for taxes on income and the related income before taxes are as follows:


TAXES ON INCOME
(Dollars in Thousands)       1995     1994      1993
----------------------------------------------------
Federal
  Current                 $ 3,698  $ 6,732   $ 3,818
  Deferred                  2,003   (1,524)    1,365
State
  Current                     899    2,020     1,076
  Deferred                    278     (646)      239
Foreign
  Current                   1,973    2,299     1,426
  Deferred                     21     (214)      924
----------------------------------------------------
     Total                $ 8,872  $ 8,667   $ 8,848
====================================================

INCOME BEFORE TAXES
(Dollars in Thousands)       1995     1994      1993
----------------------------------------------------
Domestic                  $18,044  $15,429   $14,493
Foreign                     6,947    7,083     5,131
----------------------------------------------------
  Total                   $24,991  $22,512   $19,624
====================================================

   No federal income taxes have been provided on approximately $20,939,000 of undistributed earnings of the company's foreign subsidiaries. These earnings are expected to be reinvested indefinitely. Such earnings would become taxable upon the sale or liquidation of the foreign subsidiaries or upon the remittance of dividends. Because of the probable availability of foreign tax credits, it is not practicable to estimate the amount, if any, of the deferred tax liability on such earnings.

   Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The net deferred tax liability at December 31 is comprised of the following:


(Dollars in Thousands)                           1995        1994
-----------------------------------------------------------------
Current deferred income taxes
  Gross assets                               $  9,982    $  8,413
  Gross liabilities                              (538)       (195)
-----------------------------------------------------------------
     Total current deferred tax assets          9,444       8,218
Non-current deferred income taxes
  Gross assets                                  4,313       5,684
  Valuation allowance                            (409)       (741)
  Gross liabilities                           (40,373)    (37,919)
-----------------------------------------------------------------
     Total non-current deferred
      tax liabilities                         (36,469)    (32,976)
-----------------------------------------------------------------
  Net deferred tax liability                 $(27,025)   $(24,758)
=================================================================

   At December 31, the tax effect of significant temporary differences representing deferred tax assets and liabilities is as follows:


(Dollars in Thousands)                           1995        1994
-----------------------------------------------------------------
Tax over book depreciation                   $(33,947)   $(30,748)
Safe Harbor leases                             (3,914)     (4,228)
SFAS No. 87 pension accounting                 (2,628)     (2,346)
State income tax accrual                        1,305       1,188
Deferred revenue                                3,912       4,837
Book reserves deductible in other periods       8,149       6,941
Valuation allowance                              (409)       (741)
Other, net                                        507         339
-----------------------------------------------------------------
  Net deferred tax liability                 $(27,025)   $(24,758)
=================================================================

The variations between the effective and statutory federal income tax rates are summarized as follows:


                                                                      1995            1994            1993
----------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                       Amount      %   Amount      %   Amount      %
----------------------------------------------------------------------------------------------------------
Income tax provision at statutory tax rate                   $8,747   35.0   $7,879   35.0   $6,731   34.3
State taxes on income less applicable federal tax benefit       765    3.1      893    4.0      864    4.4
Deferred tax adjustment for tax rate change                       -      -        -      -      558    2.8
Research and development credit                                (138)  (0.6)    (244)  (1.1)     (55)   (.3)
Other items                                                    (502)  (2.0)     139     .6      750    3.9
----------------------------------------------------------------------------------------------------------
  Total income tax provision                                 $8,872   35.5   $8,667   38.5   $8,848   45.1
==========================================================================================================

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

   On April 28, 1993, the shareholders approved an increase in the authorized shares of the 5-1/2% convertible preferred stock ("preferred stock") from 200,000 to 2,000,000 and approved an eight-for-one stock split to shareholders of record on April 30, 1993. All share and per share data appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for the stock split and the increased authorized shares.

   The preferred stock is convertible at the option of the holder at any time (unless previously redeemed) into shares of common stock at a conversion rate of
1.14175 shares of common stock for each share of preferred stock. Dividends on preferred stock accrue at a rate of $1.375 per share per annum which are cumulative from the date of original issue. The company may not declare and pay any dividend or make any distribution of assets (other than dividends or other distribution payable in shares of common stock) on, or redeem, purchase or otherwise acquire, shares of common stock, unless all accumulated and unpaid preferred dividends have been paid or are contemporaneously declared and paid. The preferred stock is subject to optional redemption by the company, in whole or in part, at any time on or after September 1, 1997, at a redemption price of $25.69 per share reduced annually by $.14 per share to a minimum of $25 per share on or after September 1, 2002, plus accrued and unpaid dividends thereon to the date fixed for redemption. The aggregate liquidation preference is approximately $20.0 million at December 31, 1995 and 1994. Preferred stock is entitled to 1.14175 votes per share on all matters submitted to stockholders for action, and votes together with the common stock as a single class, except as otherwise provided by law or the Certificate of Incorporation of the company. There is no mandatory redemption or sinking fund obligation with respect to the preferred stock.

   In 1992, the shareholders approved the Stepan Company 1992 Stock Option Plan ("1992 Plan"). The 1992 Plan replaces the 1982 Plan and extends participation to directors who are not employees of the company. The 1992 Plan authorizes the award of up to 1,600,000 shares of the company's common stock for stock options ("options") and stock appreciation rights ("SAR"). SARs entitle the employee to receive an amount equal to the difference between the fair market value of a share of stock at the time the SAR is exercised and the exercise price specified at the time the SAR is granted. Options are granted at the market price on the date of grant and become exercisable on various dates over a ten-year period. The purchase price per share of options currently outstanding ranges from $8.12500 to $19.62500 with option expiration dates ranging from April 28, 1996 to April 30, 2005. The options become exercisable as follows: 589,416 currently exercisable and 8,000 on April 29, 1996, 446,400 on May 2, 1996, and 994 on May 1, 1997.

A summary of option transactions during the three years ended December 31, 1995, follows:

                                                                            Options Outstanding
                                                       Shares   ---------------------------------------------
                                                    Available                                      Aggregate
(Dollars in Thousands, except per share amounts)    for Grant      Shares      Price per Share   Option Price
-------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1993                            1,351,696     742,444    $ 3.84375-18.21875       $ 9,240
Exercised                                                   -     (23,800)     3.84375-12.09375          (144)
Cancelled                                                   -      (4,400)             18.21875           (80)
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                          1,351,696     714,244      3.84375-18.21875         9,016
Granted                                              (464,400)    464,400              14.00000         6,502
Exercised                                                   -     (51,940)     3.84375-12.09375          (318)
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                            887,296   1,126,704      8.12500-18.21875        15,200
Granted                                                  (994)        994              19.62500            20
Exercised                                                   -     (55,800)     8.12500-14.68750          (541)
Cancelled                                              27,088     (27,088)    14.00000-18.21875          (451)
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                            913,390   1,044,810    $ 8.12500-19.62500       $14,228
=============================================================================================================

Became exercisable in 1995                                              -                     -             -
=============================================================================================================
Became exercisable in 1994                                        243,904   $          18.21875       $ 4,444
=============================================================================================================
Became exercisable in 1993                                         70,000   $          12.56250       $   879
=============================================================================================================

   At December 31, 1995, treasury stock consists of 20,208 shares of preferred stock and 84,816 shares of common stock. At December 31, 1994, treasury stock consisted of 20,208 shares of preferred stock and 84,280 shares of common stock.

Notes to Consolidated Financial Statements
For the years ended December 31, 1995, 1994 and 1993

7. Deferred ESOP Compensation

In 1985, the company established an Employee Stock Ownership Plan ("ESOP"). Under the Plan, the company can make discretionary contributions to a trust for the benefit of eligible employees. The trust originally borrowed $2,000,000 to purchase 438,356 common shares for the Plan. The company guaranteed the loan and contributed sufficient cash to the Plan to repay the loan. Compensation expense was recognized in equal annual amounts through 1994. As of December 31, 1994, the company had made the last contribution and the loan was repaid. The company currently has no plan for further ESOP contributions.

8. Pension Plans

The company has non-contributory defined benefit plans covering substantially all employees. The benefits under these plans are based primarily on years of service and compensation levels. The company funds the annual provision deductible for income tax purposes. The plans' assets consist principally of marketable equity securities and government and corporate debt securities. The plans' assets at December 31, 1995, include $6,983,000 of the company's common stock.

     Net 1995, 1994 and 1993 periodic pension cost for the plans consists of the following:

(Dollars in Thousands)              1995      1994      1993
------------------------------------------------------------
Service cost                     $ 1,244   $ 1,639   $ 1,251
Interest cost on projected
  benefit obligation               2,383     2,454     2,228
Actual return on plan assets      (8,653)    1,190    (3,222)
Net amortization and deferral      4,611    (5,449)     (824)
------------------------------------------------------------
   Net prepaid pension cost      $  (415)  $  (166)  $  (567)
============================================================

     The reconciliation of the funded status of the plans to the amount reported in the company's consolidated balance sheet is as follows:

(Dollars in Thousands)                         1995       1994
--------------------------------------------------------------
Vested benefit obligation                  $(24,909)  $(18,583)
--------------------------------------------------------------
Accumulated benefit obligation              (28,030)   (21,127)
--------------------------------------------------------------
Projected benefit obligation                (35,329)   (27,129)
Plan assets at fair value                    46,455     38,830
--------------------------------------------------------------
Plan assets in excess of projected
 benefit obligation                          11,126     11,701
Unrecognized net gain                        (3,173)    (3,616)
Unamortized net transitional assets          (2,835)    (3,402)
Unamortized prior service cost                1,244      1,058
--------------------------------------------------------------
  Prepaid pension asset                    $  6,362   $  5,741
==============================================================

     The prepaid pension asset is included in the "Other Assets" caption on the Consolidated Balance Sheets.

     The projected benefit obligations were determined using a discount rate of
7.5 and 8.5 percent for 1995 and 1994, respectively. The projected benefit obligations were determined under assumed compensation increases ranging from five percent to seven percent for different employee groups for 1995 and 1994. The assumed long-term rate of return on plan assets was 8.5 percent for 1995 and 1994. The plans' net transitional assets are being amortized over a period of 15 years. The prior service costs are being amortized over an average of 12 years.

9. Accrued Liabilities

Accrued liabilities consisted of:

                                          December 31
                                     ----------------
(Dollars in Thousands)                  1995     1994
-----------------------------------------------------
Accrued payroll and benefits         $12,121  $10,514
Accrued uninsured risks               10,472    8,741
Other accrued liabilities             14,830   15,254
-----------------------------------------------------
  Total accrued liabilities          $37,423  $34,509
=====================================================

10. Deferred Revenue

During 1994, the company received prepayments on certain multi-year commitments for future shipments of products. As the commitments are fulfilled, a proportionate share of the deferred revenue is recognized into income. Related deferred revenue at December 31, 1995 and 1994 is $10,059,000 and $12,819,000,
respectively, of which the amount recognizable within one year is included in the "Accrued Liabilities" caption of the Consolidated Balance Sheets.

11. Contingencies

There are a variety of legal proceedings pending or threatened against the company. Some of these proceedings may result in fines, penalties, judgments or costs being assessed against the company at some future time. The company's operations are subject to extensive local, state and federal regulations, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("Superfund") and the Superfund amendments of 1986. The company, and others, have been named as potentially responsible parties at affected geographic sites. As discussed in Management's Discussion and Analysis of Financial

Condition and Results of Operations, the company believes that it has made adequate provisions for the costs it may incur with respect to these sites. The company has estimated a range of possible environmental and legal losses from $4.3 million to $23.6 million at December 31, 1995, compared to $5.5 million to $21.6 million at December 31, 1994. At December 31, 1995, the company's reserve is $8.7 million for legal and environmental matters compared to $6.9 million at December 31, 1994. The 1995 provision included an additional $5.0 million charge for costs that may be incurred for the remediation of the company's Maywood, New Jersey plant and adjacent property based on a draft Remedial Investigation Feasibility Study prepared for that site. The company made payments of $7.8 million in 1995 and $4.3 million in 1994 related to legal costs, settlements and costs related to remedial design studies at various sites. While the company has insurance policies that may cover some of its environmental costs, it does not record those claims until such time as they become probable. During 1994, the company received $3.1 million from insurers related to legal costs previously incurred by the company. The recoveries reduced administrative expense in the Consolidated Statements of Income.

     At certain of the sites, estimates cannot be made of the total costs of compliance, or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings, in the 1995 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which filings are available upon request from the company.

12. Geographic Data

(Dollars in Thousands)           1995       1994       1993
-----------------------------------------------------------
United States
  Net Sales-Unaffiliated     $452,013   $377,986   $376,325
  Interarea Transfers          13,052     10,701      7,620
                             ------------------------------
     Total                   $465,065   $388,687   $383,945

  Operating Income             26,174     22,504     22,122
  Identifiable Assets         315,393    279,919    256,398
-----------------------------------------------------------
Other
  Net Sales-Unaffiliated     $ 76,205   $ 65,962   $ 62,500
  Interarea Transfers          19,971     16,426     15,484
                             ------------------------------
     Total                   $ 96,176   $ 82,388   $ 77,984

  Operating Income              6,682      7,144      5,128
  Identifiable Assets          47,134     45,029     44,090
-----------------------------------------------------------
Eliminations
  Net Sales                  $(33,023)  $(27,127)  $(23,104)
-----------------------------------------------------------

Consolidated
  Net Sales                  $528,218   $443,948   $438,825
  Operating Income             32,856     29,648     27,250
  Identifiable Assets         362,527    324,948    300,488
===========================================================

Interarea transfers consist principally of surfactant intermediates and finished products. They are generally transferred at cost plus an appropriate mark-up for profit. Operating income is calculated as income before net interest expense and provision for income taxes. Marketing and services in the United States, Canada and Mexico are managed as a single enterprise. However, in compliance with Statement of Financial Accounting Standards 14, "Financial Reporting for Segments of a Business Enterprise," the United States is reported as a separate geographic area. Other includes subsidiaries in Canada, Mexico and Europe. Prior years' information has been reclassified to conform with current year's presentation.

TEN YEAR SUMMARY
(In Thousands, except per share and employee data)


FOR THE YEAR                                   1995       1994       1993
-------------------------------------------------------------------------
Net Sales                                  $528,218   $443,948   $438,825
-------------------------------------------------------------------------
Income from Operations(f)                    24,991     22,512     19,624
  Percent of net sales                         4.7%       5.1%       4.5%
-------------------------------------------------------------------------
Gain on Sale of Assets                            -          -          -
Environmental and Restructuring Charges           -          -          -
Pre-tax Income                               24,991     22,512     19,624
  Percent of net sales                         4.7%       5.1%       4.5%
-------------------------------------------------------------------------
Provision for Income Taxes                    8,872      8,667      8,848
-------------------------------------------------------------------------
Net Income                                   16,119     13,845     10,776
  Per share (a) (b)                            1.51       1.29        .98
  Percent of net sales                         3.1%       3.1%       2.5%
  Percent to stockholders' equity (c)         14.5%      13.3%      10.8%
-------------------------------------------------------------------------
Cash Dividends Paid                           5,540      5,294      5,105
  Per common share (a)                        .4475      .4250      .4050
-------------------------------------------------------------------------
Depreciation and Amortization                30,384     28,935     27,679
Capital Expenditures                         39,247     42,884     25,435
Average Common Shares Outstanding (a)         9,984      9,924      9,894
-------------------------------------------------------------------------

AS OF YEAR END
-------------------------------------------------------------------------
Working Capital                            $ 63,255   $ 48,915   $ 48,569
Current Ratio                                   1.7        1.6        1.7
-------------------------------------------------------------------------
Property, Plant and Equipment, net          192,470    183,657    170,270
Total Assets                                362,527    324,948    300,488
Long-term Debt, less current maturities     109,023     89,795     89,660
-------------------------------------------------------------------------
Stockholders' Equity                        122,477    111,302    104,217
 Per share (a) (d)                            11.25      10.27       9.65
Number of Employees                           1,267      1,265      1,302
=========================================================================

(a)  Adjusted for two-for-one common stock splits in 1988 and 1994.
(b)  Based on average number of common shares outstanding during the year.
(c)  Based on equity at beginning of year.
(d) Based on common shares and the assumed conversion of the convertible preferred shares outstanding at year end.
(e) Change in method of accounting for pensions increased net income in 1986 by $467 or $.04 per share.
(f) Pre-tax income before applicable gain on sale of assets, environmental and restructuring charges, and cumulative effect of accounting changes.
(g) Reflected cumulative effect of accounting changes for income taxes and investment tax credits of $5.4 million, or $.51 per primary share and $.49 per fully diluted share.


QUARTERLY STOCK DATA (UNAUDITED)                                                    Dividends Paid
                                                   Stock Price Range               Per Common Share
                                    ---------------------------------------------------------------
                                            1995                  1994              1995       1994
                                    ---------------------------------------------------------------
Quarter                                High       Low       High         Low
-------------------------------------------------------------------------------
  First                              $19-1/2    $14-3/4    $16         $13-5/16    11.00c     10.50c
  Second                              20-7/8     17         14-5/16     13         11.00c     10.50c
  Third                               17-3/4     15-5/8     17-5/8      12-3/8     11.00c     10.50c
  Fourth                              17-1/2     15         17-11/16    14-1/2     11.75c     11.00c
                                                                                   -----------------
Year                                  20-7/8     14-3/4     17-11/16    12-3/8     44.75c     42.50c
====================================================================================================


    1992       1991       1990       1989       1988       1987        1986
---------------------------------------------------------------------------
$435,764   $414,069   $389,612   $346,350   $333,033   $288,935    $259,787
---------------------------------------------------------------------------
  23,865     18,866     21,420     11,701     20,554     19,230      14,037
    5.5%       4.6%       5.5%       3.4%       6.2%       6.7%        5.4%
---------------------------------------------------------------------------
       -          -        874          -          -          -           -
   6,500          -          -          -          -          -           -
  17,365     18,866     22,294     11,701     20,554     19,230      14,037
    4.0%       4.6%       5.7%       3.4%       6.2%       6.7%        5.4%
---------------------------------------------------------------------------
   6,942      6,319      7,803      3,861      7,126      8,271       6,524
---------------------------------------------------------------------------
  15,829(g)  12,547     14,491      7,840     13,428     10,959       7,513(e)
    1.46       1.15       1.32        .71       1.19        .91         .63(e)
    3.6%       3.0%       3.7%       2.3%       4.0%       3.8%        2.9%
   17.4%      15.2%      20.5%      11.7%      22.4%      19.9%       15.2%
---------------------------------------------------------------------------
   4,172      3,603      3,190      2,919      2,658      2,386       2,145
   .3700      .3300      .2900      .2650      .2375      .2075       .1850
---------------------------------------------------------------------------
  23,914     21,108     19,391     17,061     15,393     13,815      11,630
  34,440     33,728     38,375     34,090     20,442     25,705      14,322
  10,572     10,916     10,992     11,034     11,216     11,954      11,888
---------------------------------------------------------------------------


---------------------------------------------------------------------------
 $44,265   $ 41,972   $ 38,943   $ 36,952   $ 28,498   $ 26,637    $ 23,386
     1.6        1.7        1.7        1.8        1.6        1.7         1.6
---------------------------------------------------------------------------
 167,930    157,063    143,342    122,509    104,697     98,994      85,607
 297,080    271,442    246,992    215,351    185,601    172,726     152,794
  90,505     89,759     77,326     68,568     45,369     44,399      34,868
---------------------------------------------------------------------------
  99,506     90,866     82,698     70,741     66,790     59,936      55,029
    9.22       8.35       7.57       6.45       6.06       5.32        4.76
   1,317      1,317      1,311      1,152      1,028      1,002         948
===========================================================================


QUARTERLY FINANCIAL DATA (UNAUDITED)
(Dollars in Thousands, except per share data)
                                                                  1995
                                        -----------------------------------------------------
Quarter                                    First     Second      Third     Fourth        Year
---------------------------------------------------------------------------------------------
Net Sales                               $134,786   $136,258   $130,410   $126,764    $528,218
---------------------------------------------------------------------------------------------
Gross Profit                              26,655     25,807     20,647     24,294      97,403
---------------------------------------------------------------------------------------------
Interest, net                             (1,864)    (2,128)    (2,046)    (1,827)     (7,865)
---------------------------------------------------------------------------------------------
Pre-tax Income (Loss)                      9,936      8,506       (879)     7,428      24,991
---------------------------------------------------------------------------------------------
Net Income (Loss)                          6,109      5,418       (550)     5,142      16,119
---------------------------------------------------------------------------------------------
Net Income (Loss) per Share                  .59        .52       (.08)       .49        1.51
=============================================================================================

                                                                  1994
                                        -----------------------------------------------------
Quarter                                    First     Second      Third     Fourth        Year
---------------------------------------------------------------------------------------------
Net Sales                               $107,279   $112,305   $110,761   $113,603    $443,948
---------------------------------------------------------------------------------------------
Gross Profit                              19,143     20,657     20,983     20,317      81,100
---------------------------------------------------------------------------------------------
Interest, net                             (1,918)    (1,803)    (1,639)    (1,776)     (7,136)
---------------------------------------------------------------------------------------------
Pre-tax Income                             3,427      6,912      6,939      5,234      22,512
---------------------------------------------------------------------------------------------
Net Income                                 2,022      4,078      4,112      3,633      13,845
---------------------------------------------------------------------------------------------
Net Income per Share                         .18        .38        .39        .34        1.29
=============================================================================================
