Form 10-K, Exhibit 13
period 1996-12-31
STEPAN CO
filed 1997-03-25
CIK 94049

Stepan Company                 Management's Discussion and Analysis


Results of Operations
1996 Compared with 1995

Sales for 1996 rose two percent to a record $536.6 million. The increase was the result of a nine percent growth in sales volume. Sales by product group were:

                                                         Percent
          (Dollars in Thousands)     1996         1995    Change
          -------------------------------------------------------
          Surfactants           $ 402,268    $ 380,179      +  6
          Polymers                103,444      115,833      - 11
          Specialty Products       30,923       32,206      -  4
          -------------------------------------------------------
                  Total         $ 536,535    $ 528,218      +  2
          =======================================================

     Surfactants are a principal ingredient in consumer and industrial cleaning products such as detergents, shampoos, lotions, toothpastes and cosmetics. Other applications include lubricating ingredients and emulsifiers for spreading of insecticides and herbicides. Surfactants net sales, representing 75 percent of the company business, were the source of sales growth in 1996. The sales increase was due mainly to a 10 percent increase in sales volume. The volume gain stemmed largely from a growing domestic demand for high active products. The domestic market accounted for 84 percent of the total surfactant volume. Foreign operations also contributed to the sales growth, particularly with $6.5 million of first-time sales reported by the newly acquired German subsidiary (See Note 2 of Notes to the Consolidated Financial Statements). Canada, France and Mexico all reported higher sales on modest volume gains.

     The polymer product group includes phthalic anhydride, polyurethane systems and polyurethane polyols. Phthalic anhydride is used in polyester resins, alkyd resins and plasticizers for applications in construction materials and components of automotive, boating and other consumer products. Polyurethane systems provide thermal insulation and are sold to the construction, industrial and appliance markets. Polyurethane polyols are used in the manufacture of laminate board for the construction industry. Despite a seven percent increase in sales volume, polymers net sales, accounting for 19 percent of the company business, decreased sharply due to a 35 percent drop in sales of phthalic anhydride (PA). Lower selling prices driven by a steep decline in raw material costs led to the decrease in PA sales. A five percent decrease in sales volume also contributed. PA business represented 48 percent of polymer volume in 1996. Partially offsetting the PA results were higher polyurethane polyols and polyurethane systems sales on stronger sales volume. Polyurethane polyols, representing 46 percent of polymer volume, recorded a 13 percent volume gain primarily on the strength of the laminate board industry.

     Specialty products include flavors, lubricant additives, oil field chemicals and emulsifiers and solubilizers used in the food and pharmaceutical industry. Specialty products revenue declined moderately on a much reduced sales volume. Prior year sales included some lower margin products which have since been discontinued. This contributed to an improved average selling price between years.

     Gross profit in 1996 was $96.2 million, or 17.9 percent of net sales, a one percent drop from $97.2 million, or 18.4 percent of net sales in 1995. Surfactant business was the main contributor to the decline. Despite the sales and volume growth, surfactants gross profit decreased 10 percent from $72.2 million to $65.0 million in 1996. Both domestic and foreign operations posted lower gross profit. Domestic gross profit decreased primarily as a result of competitive pressure on pricing and higher maintenance expenses. Maintenance expenses are projected to be lower in 1997 and the company feels that the domestic profit margins should improve. Mexican gross profit was down 32 percent principally as a result of a larger volume of lower margin products. Canadian gross profit was also down as a result of lower profit margins. France posted higher gross profit on higher sales volume, while Germany, the newly acquired subsidiary, reported start-up losses. In 1997, the company plans an expansion of the German product line to improve operating results. For 1996, the impact of the German operation was $1.6 million after tax loss which reduced earnings by approximately $.16 per share. Offsetting the surfactants results, polymers gross profit increased 29 percent to a record $24.9 million in 1996 from $19.3 million reported in the prior year. Higher margins and sales volumes for polyurethane polyols and systems, partially offset by lower margins and volumes for PA, accounted for the improvement. Specialty products gross profit improved by $.6 million to $6.3 million as a result of the improved product mix between years.

Stepan Company                 Management's Discussion and Analysis


     Average raw material costs decreased eight percent during 1996, due primarily to lower polymer raw material costs. Manufacturing labor costs increased at a modest rate reflecting the recent low levels of inflation. The company employed 1,270 people, which was relatively unchanged from 1995. Depreciation expense increased to $30.5 million in 1996 from $28.8 million in 1995 as a result of bringing into service significant capacity expansion projects, as well as continuing capital spending for plant improvements.

     Operating income was $40.4 million in 1996, a 24 percent increase over 1995. Operating expenses, consisting of marketing, administrative and research expenses, fell 14 percent from a year ago. Administrative expenses decreased 40 percent as a result of lower legal and environmental costs which in the prior year included significant charges for potential future remediation costs for the company's Maywood, New Jersey, plant and adjacent property. See Note 12 of the Notes to the Consolidated Financial Statements. Current year's expense also benefited from $4.2 million of insurance recoveries. Marketing expenses rose five percent primarily due to higher payroll related expenses as well as increased advertising and promotional expenses. Research and development expenses increased seven percent due primarily to higher payroll expenses. Excluding 1996 insurance recoveries, operating expenses are expected to increase modestly in 1997.

     Pretax income benefited from an eight percent decrease in interest expense. An increased amount of interest capitalized for long term construction projects accounted for most of the decline. Start-up losses reported by the Philippine joint venture negatively affected pre-tax earnings. The company expects improvement and profitability from the joint venture in 1997.

     The effective tax rate was 40.9 percent in 1996 compared to 35.5 percent in 1995. The higher effective tax rate for the year was precipitated by a higher effective Mexican tax rate, as the prior year included loss carryforward benefits. The inability to tax benefit losses in Germany and the Philippines also contributed to a higher effective tax rate. See Note 6 of the Notes to the Consolidated Financial Statements for a reconciliation of the statutory to the effective tax rate.

     Net income for 1996 rose to a record of $19.1 million, or $1.80 per share, up 19 percent from $16.1 million, or $1.51 per share reported for 1995. The company believes improvement in surfactant earnings should lead the way to another record year in 1997.

1995 Compared with 1994

Sales for 1995 grew 19 percent to a record $528.2 million. The increase was the result of a 12 percent increase in sales volume. Sales by product group were:

                                                                        Percent
(Dollars in Thousands)                         1995           1994       Change
-------------------------------------------------------------------------------
Surfactants                              $  380,179     $  329,186         + 15
Polymers                                    115,833         78,778         + 47
Specialty Products                           32,206         35,984         - 10
-------------------------------------------------------------------------------
    Total                                $  528,218     $  443,948         + 19
===============================================================================

     Domestic surfactant volume, which contributed 85 percent of total surfactant sales volume, grew 17 percent over 1994. Higher average selling prices resulting from raw material cost increases also contributed to higher sales. Foreign subsidiaries' sales, representing 15 percent of surfactant sales volume, rose by four percent. European sales were up 29 percent due primarily to a 15 percent gain in volume coupled with a stronger French franc. Partially offsetting the European result was the reported lower Mexican sales on the significantly devalued Mexican peso that has lost 22 percent against the U.S. dollar since the beginning of 1995. However, Mexican sales volume declined only two percent. Canadian sales reported an eight percent increase reflecting mainly higher selling prices to pass through raw material cost increases.

     Polymer sales increased due to higher selling prices reflecting a pass through of higher raw material costs and a 12 percent increase in volume. Phthalic anhydride, which represented 54 percent of polymer volume, experienced a 64 percent increase in sales due primarily to a 53 percent increase in average selling prices and a seven percent volume gain. The sharp rise in selling prices was driven by higher raw material costs and stronger market demand. Polyurethane polyols, which represented 41 percent of total polymer volume, experienced a 23 percent increase in volume due to strong domestic demand and significant gains in the export business. Polyurethane systems sales held steady as efforts continue to commercialize new generation products with more favorable environmental characteristics.

Stepan Company                 Management's Discussion and Analysis


     Specialty products revenues declined 10 percent on reduced volume. Sales of certain lower margin lubricant additives were discontinued in the current year. This has led to an improved average selling price between years.

Gross profit in 1995 was $97.2 million, or 18.4 percent of net sales, a 20 percent growth from $81.3 million, or 18.3 percent of net sales in 1994. Surfactants gross profit was $72.2 million for 1995, an increase of 17 percent from 1994. Domestic surfactants were up $10.7 million, or 24 percent, as a result of the higher domestic sales volume. Gross profit of foreign operations was flat as Europe's modest gain being entirely offset by slight declines reported by Canada and Mexico. Continued competitive pricing pressure which affected the foreign subsidiaries' ability to fully pass through raw material cost increases was the main cause of the lackluster foreign results. Polymers gross profit jumped $6.3 million to $19.3 million in 1995 representing a 48 percent increase from 1994. Phthalic anhydride accounted for all of the increased polymer gross profit showing significantly increased gross profit margins as a result of the higher selling prices mentioned earlier. Polyurethane polyols gross profit decreased 30 percent despite higher volume due to the inability to fully pass on raw material cost increases. Polyurethane systems gross profit declined 40 percent as a result of the unfavorable product mix and reduced volumes. Specialty products gross profit dropped $1.0 million to $5.6 million in 1995, a 16 percent decrease from 1994. The decline was due mainly to the cessation of certain low margin lubricant additives products.

     Average raw material costs increased 11 percent during 1995, reflecting primarily higher polymer raw material costs. Manufacturing labor costs increased at a modest rate reflecting the recent low levels of inflation. The company employed 1,267 people which was relatively unchanged from 1994, but down 35 people from 1993 due to the voluntary early retirement program offered in 1994. Depreciation expense increased to $28.8 million in 1995 from $27.0 million in 1994 as a result of bringing into service significant capacity expansion projects in recent years, as well as continuing capital spending for plant improvements.

     Operating income was $32.6 million in 1995, a nine percent increase from 1994. Operating expenses, consisting of marketing, administrative and research expenses, rose 25 percent reflecting higher administrative expenses in 1995. Administrative expenses climbed 61 percent due to a $9.4 million increase in legal and environmental expenses which was precipitated by a draft Remedial Investigation Feasibility Study enumerating possible future costs for remediation of the company's Maywood, New Jersey plant and adjacent property. See Note 12 of the Notes to the Consolidated Financial Statements. The 1994 expenses benefited from $3.1 million of insurance recoveries related to previously incurred legal and environmental costs. Marketing expenses rose 10 percent primarily due to higher salaries as well as increased marketing effort in the Pacific Rim. Research and development expenses increased six percent due largely to increased salary expenses.

     The effective tax rate was 35.5 percent in 1995 compared to 38.5 percent in 1994 resulting in a modest two percent increase in the income tax provision. The decrease in the effective tax rate was attributable to the higher research and development tax credit benefits at the state level as well as tax credit carryforward benefits realized in Mexico. See Note 6 of the Notes to the Consolidated Financial Statements for a reconciliation of the statutory to the effective tax rate.

     Net income for 1995 rose to a record $16.1 million, or $1.51 per share, compared to $13.8 million, or $1.29 per share in 1994.

Fourth Quarter 1996 Compared with 1995

     For the quarter ended December 31, 1996, the company reported net income of $4.1 million, or $.38 per share, compared to $5.1 million, or $.49 per share in the fourth quarter of 1995. Net sales for the quarter increased three percent to $130.1 million from $126.8 million recorded in 1995. Gross profit was $23.1 million, down five percent in the fourth quarter compared to the same quarter of 1995. Surfactants earnings were down due to weakening profit margins and start-up losses of the German acquisition. Polymers reported higher quarterly gross profit due to increased sales volume and improved margins. Specialty products gross profit was essentially unchanged. Operating expenses declined four percent in the fourth quarter compared to the same quarter of 1995, due largely to lower legal and environmental expenses partially offset by higher research and development and marketing expenses.

Stepan Company                 Management's Discussion and Analysis


Liquidity and Financial Condition

For the year ended December 31, 1996, net cash from operations totaled $65.8 million, an increase of $30.8 million over 1995. The current year increase was a product of higher earnings, customer prepayments and insurance recoveries as well as reduced working capital requirements compared to the prior year.

     For the current year, net income and customer prepayments were up by $2.9 million and $7.4 million, respectively. Inventories decreased by $4.1 million during 1996 compared to an $8.9 million increase in 1995. The current year accounts receivable increase of $5.2 million compared to the 1995 increase of $9.4 million.

     Capital expenditures totaled $44.9 million for 1996, up as planned from the $39.2 million recorded in 1995. Looking ahead, capital spending for 1997 is expected to approximate that of 1996.

     Since December 31, 1995, total company debt has decreased by $6.4 million to finish the year at $109.5 million. Since December 31, 1995, the ratio of long-term debt to long-term debt plus shareholders' equity (long-term debt ratio) has decreased from 47.1 percent to 43.8 percent.

     The company maintains contractual relationships with its domestic banks which provide for $45 million of revolving credit which may be drawn upon as needed for general corporate purposes. At December 31, 1996, the company had $12.2 million outstanding under this revolving credit line. The company also meets short-term liquidity requirements through uncommitted bank lines of credit and bankers' acceptances. The company's foreign subsidiaries maintain committed and uncommitted bank lines of credit in their respective countries to meet working capital requirements as well as to fund capital expenditure programs and acquisitions.

     The company anticipates that cash from operations and from committed credit facilities will be sufficient to fund anticipated capital expenditures, dividends, acquisition and joint venture investments and other planned financial commitments for the foreseeable future.

Environmental and Legal Matters

The company is subject to extensive federal, state and local environmental laws and regulations. Although the company's environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent environmental regulation could require the company to make additional unforeseen environmental expenditures. The company will continue to invest in the equipment and facilities necessary to comply with existing and future regulations. During 1996, the company expenditures for capital projects related to the environment were $6.0 million and should approximate $4.0 million for 1997. These projects are capitalized and typically depreciated over ten years. Capital spending on such projects is likely to continue at these levels in future years. Recurring costs associated with the operation and maintenance of facilities for waste treatment and disposal and managing environmental compliance in ongoing operations at our manufacturing locations were approximately $7.8 million for 1996 compared to $7.0 million for 1995. While difficult to project, it is not anticipated that these recurring expenses will increase significantly in the future.

     The company has been named by the government as a potentially responsible party at 14 waste disposal sites where cleanup costs have been or may be incurred under the federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. In addition, damages are being claimed against the company in general liability actions for alleged personal injury or property damage in the case of some disposal and plant sites. The company believes that it has made adequate provisions for the costs it may incur with respect to the sites. After partial remediation payments at certain sites, the company has estimated a range of possible environmental and legal losses from $4.1 million to $26.5 million at December 31, 1996, compared to $4.3 million to $23.6 million at December 31, 1995. At December 31, 1996, the company's reserve was $21.0 million for legal and environmental matters compared to $8.7 million at December 31, 1995. In 1996, the company recorded $24.0 million of insurance recoveries which represented a combination of settlements of litigation for all known environmental sites and a policy buyback from the company's primary insurers. $4.2 million of the settlements was credited to income for legal costs related to these recoveries. As a result, the company increased its reserve for legal and environmental matters to a

Stepan Company                 Management's Discussion and Analysis


more conservative position. During 1996, expenditures related to legal and environmental matters approximated $8.2 million compared to $7.8 million expended in 1995. While it is difficult to forecast the timing of the expenditures, the company believes that $4.5 million of the $21.0 million reserve is likely to be paid out in 1997. The balance of the reserve would probably be paid out over many years. See also Note 12 of the Notes to Consolidated Financial Statements.

     At certain of the sites, estimates cannot be made of the total costs of compliance or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings in the 1996 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which are available upon request from the company.

      In addition, reference should be made to the Five Year Summary on page 32.

Stepan Company          Report of Management


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

Vice President--Finance


February 11, 1997


Report of Independent Public Accountants


To the Stockholders of Stepan Company:

We have audited the accompanying consolidated balance sheets of Stepan Company (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and stockholders' equity, for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stepan Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

Chicago, Illinois,

February 11, 1997

Stepan Company                          Consolidated Financial Statements


Consolidated Balance Sheets
December 31, 1996 and 1995

(Dollars in Thousands)                                          1996       1995
-------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and cash equivalents                                $   4,778  $   3,148
  Receivables, less allowances of $2,074 in
   1996 and $1,744 in 1995                                    85,017     79,814
  Inventories (Note 3)                                        50,242     54,363
  Deferred income taxes (Note 6)                              10,703      9,444
  Other current assets                                         2,958      3,385
-------------------------------------------------------------------------------
  Total current assets                                       153,698    150,154
-------------------------------------------------------------------------------

Property, Plant and Equipment:
  Land                                                         6,416      4,611
  Buildings and improvements                                  55,795     53,701
  Machinery and equipment                                    427,141    379,363
  Construction in progress                                     8,530     16,429
-------------------------------------------------------------------------------
                                                             497,882    454,104

  Less accumulated depreciation                              290,723    261,634
-------------------------------------------------------------------------------
  Property, plant and equipment, net                         207,159    192,470
-------------------------------------------------------------------------------

Other Assets                                                  20,155     19,903
-------------------------------------------------------------------------------
  Total assets                                             $ 381,012  $ 362,527
===============================================================================

Liabilities and Stockholders' Equity

Current Liabilities:
  Current maturities of long-term debt (Note 4)            $   6,973  $   6,946
  Accounts payable                                            43,417     42,530
  Accrued liabilities (Note 10)                               32,986     33,822
-------------------------------------------------------------------------------
Total current liabilities                                     83,376     83,298
-------------------------------------------------------------------------------

Deferred Income Taxes (Note 6)                                35,954     36,469
-------------------------------------------------------------------------------

Long-term Debt, less current maturities (Note 4)             102,567    109,023
-------------------------------------------------------------------------------

Other Non-current Liabilities (Note 11)                       27,500     11,260
-------------------------------------------------------------------------------

Stockholders' Equity (Note 7):
  5 1/2 percent convertible preferred stock,
    cumulative, voting, without par value; authorized
    2,000,000 shares; issued 796,972 shares in 1996 and
    797,172 shares in 1995                                    19,924     19,929
  Common stock, $1 par value; authorized 15,000,000
    shares; issued 10,131,706 shares in 1996 and
    10,086,653 shares in 1995                                 10,132     10,087

Additional paid-in capital                                     5,066      4,568

Cumulative translation adjustments                            (4,820)    (3,691)

Retained earnings                                            106,513     93,292
-------------------------------------------------------------------------------
                                                             136,815    124,185

Less: Treasury stock, at cost                                  5,200      1,708
-------------------------------------------------------------------------------
Stockholders' equity                                         131,615    122,477
-------------------------------------------------------------------------------
Total liabilities and stockholders' equity                 $ 381,012  $ 362,527
===============================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

Stepan Company                          Consolidated Financial Statements


Consolidated Statements of Income
For the years ended December 31, 1996, 1995 and 1994

(Dollars in Thousands, except per share amounts)                1996            1995        1994
------------------------------------------------------------------------------------------------
Net Sales                                                  $ 536,635       $ 528,218   $ 443,948
------------------------------------------------------------------------------------------------
Cost of Sales                                                440,420         431,051     362,643
------------------------------------------------------------------------------------------------
Gross Profit                                                  96,215          97,167      81,305
------------------------------------------------------------------------------------------------
Operating Expenses:
  Marketing                                                   19,577          18,673      16,972
  Administrative                                              16,549          27,412      17,082
  Research, development and technical services (Note 1)       19,703          18,462      17,398
------------------------------------------------------------------------------------------------
                                                              55,829          64,547      51,452
------------------------------------------------------------------------------------------------

Operating Income                                              40,386          32,620      29,853

Other Income (Expenses):
  Interest, net (Note 4)                                      (7,243)         (7,865)     (7,136)
  Income (loss) from equity joint ventures (Note 1)             (882)            236        (205)
------------------------------------------------------------------------------------------------
                                                              (8,125)         (7,629)     (7,341)
------------------------------------------------------------------------------------------------
Income Before Provision for Income Taxes                      32,261          24,991      22,512
Provision for Income Taxes (Note 6)                           13,194           8,872       8,667
------------------------------------------------------------------------------------------------
Net Income                                                 $  19,067        $ 16,119   $  13,845
================================================================================================
Net Income Per Common Share:
  Primary                                                  $    1.80        $   1.51   $    1.29

  Fully Diluted                                            $    1.71        $   1.46   $    1.26
================================================================================================
Average Common Shares Outstanding (Note 1)                    10,002           9,984       9,924
================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

1996 Sales Dollar Distribution
(Dollars in Thousands)
-----------------------------------
[PIE CHART APPEARS HERE]            Material                Depreciation and
                                    $318,125                Amortization
                                    59.3%                   $32,138
                                                            6.0%

                                    Other Expenses          Income Taxes
                                    $74,358                 $13,194
                                    13.8%                   2.5%

                                    Payroll and Fringes     Net Income
                                    $79,753                 $19,067
                                    14.8%                   3.6%



Combined Sales
(Thousands of Dollars)
-------------------------------------
[BAR GRAPH APPEARS HERE]

                                     1992     1993     1994     1995     1996
                                    -------  -------  -------  -------  -------
Surfactants                         317,522  324,809  329,186  380,179  402,268
Polymers                             87,060   79,071   78,778  115,833  103,444
Specialty Products                   31,182   34,945   35,984   32,206   30,923
                                    -------  -------  -------  -------  -------
Consolidated Total                  435,764  438,825  443,948  528,218  536,635
                                    =======  =======  =======  =======  =======

 . Surfactants
 . Polymers
 . Specialty Products
(Consolidated Totals in bold)

Stepan Company              Consolidated Financial Statements


Capital Expenditures
(Thousands of Dollars)

[CHART APPEARS HERE]
91     33,728
92     34,440
93     25,435
94     42,884
95     39,247
96     44,923

Compound Annual Growth
Five Years + 6%

Equity Per Share
(Dollars)

[CHART APPEARS HERE]

91    8.35
92    9.22
93    9.65
94   10.27
95   11.25
96   12.24

Compound Annual Growth
Five Years + 8%

Consolidated Statements of Cash Flows
For the years ended December 31, 1996, 1995 and 1994

(Dollars in Thousands)                                                                   1996            1995            1994
-------------------------------------------------------------------------------------------------------------------------------
Net Cash Flows from Operating Activities
  Net income                                                                           $ 19,067        $ 16,119        $ 13,845
  Depreciation and amortization                                                          32,138          30,384          28,935
  Deferred revenue recognition                                                           (2,896)         (2,760)             --
  Customer prepayments                                                                    7,375              --          12,883
  Deferred income taxes                                                                  (1,710)          2,359             410
  Non-current environmental and legal liabilities                                        12,925           3,601              --
  Other non-cash items                                                                      548            (605)            627
  Changes in Working Capital:
    Receivables, net                                                                     (5,203)         (9,429)        (13,135)
    Inventories                                                                           4,121          (8,899)          3,454
    Accounts payable and accrued liabilities                                             (1,113)          4,310           4,106
    Other                                                                                   535             (74)            (96)
-------------------------------------------------------------------------------------------------------------------------------
    Net Cash Provided by Operating Activities                                            65,787          35,006          51,029
-------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
  Expenditures for property, plant and equipment                                        (44,923)        (39,247)        (42,884)
  Investment in subsidiaries or joint ventures                                           (3,859)         (7,500)         (2,314)
  Other non-current assets                                                                  268             (14)           (711)
-------------------------------------------------------------------------------------------------------------------------------
    Net Cash Used for Investing Activities                                              (48,514)        (46,761)        (45,909)
-------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing and Other
  Related Activities
  Revolving debt and notes payable to banks, net                                           (800)         (9,711)         13,313
  Other debt borrowings                                                                   3,734          40,000              --
  Other debt repayments                                                                  (9,190)        (12,053)        (11,455)
  Purchases of treasury stock, net                                                       (3,492)            (64)           (327)
  Dividends paid                                                                         (5,846)         (5,540)         (5,294)
  Other non-cash items                                                                      (49)           (181)           (420)
-------------------------------------------------------------------------------------------------------------------------------
    Net Cash Provided by (Used for) Financing
      and Other Related Activities                                                      (15,643)         12,451          (4,183)
-------------------------------------------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                                                 1,630             696             937
Cash and Cash Equivalents at Beginning of Year                                            3,148           2,452           1,515
-------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                               $  4,778        $  3,148        $  2,452
===============================================================================================================================
Supplemental Cash Flow Information
  Cash payments of income taxes, net of refunds                                        $ 12,417        $  9,804        $  8,554
  Cash payments of interest                                                            $ 10,838        $  7,761        $  8,536
===============================================================================================================================

      The accompanying Notes to Consolidated Financial Statements are an
                      integral part of these statements.



Stepan Company                                      Consolidated Financial Statements


Consolidated Statements of Stockholders' Equity
For the years ended December 31, 1996, 1995 and 1994

                                               Convertible             Additional             Cumulative      Deferred
                                                 Preferred      Common    Paid-in  Treasury  Translation          ESOP     Retained
(Dollars in Thousands)                               Stock       Stock    Capital     Stock  Adjustments  Compensation      Earings
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994                           $19,992     $ 5,113   $  3,781   $(4,863)    $ (2,058)      $  (223)   $  82,475
Sale of 51,940 shares under stock option plan           --          27        290        --           --            --           --
Purchase of 4,222 shares of common and 11,508
  shares of preferred treasury stock, net of sales      --          --         21      (327)          --            --           --
Retirement of 250,000 shares of common
  treasury stock                                        --        (125)      (121)    3,546           --            --       (3,300)
Conversion of preferred stock to common stock          (12)         --         12        --           --            --           --
Compensation expense                                    --          --         --        --           --           223           --
Net income                                              --          --         --        --           --            --       13,845
Cash dividends paid
  Preferred stock ($1.375 per share)                    --          --         --        --           --            --       (1,076)
  Common stock (42.5c per share)                        --          --         --        --           --            --       (4,218)
Preferred stock dividends declared                      --          --         --        --           --            --         (267)
Translation adjustments                                 --          --         --        --       (1,433)           --           --
Two-for-one common stock split (Note 7)                 --       5,014         --        --           --            --       (5,014)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                          19,980      10,029      3,983    (1,644)      (3,491)           --       82,445
Sale of 55,800 shares under stock option plan           --          56        484        --           --            --           --
Purchase of 536 shares of common treasury stock,
  net of sales                                          --          --         52       (64)          --            --           --
Conversion of preferred stock to common stock          (51)          2         49        --           --            --           --
Net income                                              --          --         --        --           --            --       16,119
Cash dividends paid
  Preferred stock ($1.375 per share)                    --          --         --        --           --            --         (801)
  Common stock (44.75c per share)                       --          --         --        --           --            --       (4,471)
Translation adjustments                                 --          --         --        --         (200)           --           --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                          19,929      10,087      4,568    (1,708)      (3,691)           --       93,292
Sale of 44,826 shares under stock option plan           --          45        419        --           --            --           --
Purchase of 184,587 shares of common
  treasury stock, net of sales                          --          --         74    (3,492)          --            --           --
Conversion of preferred stock to common stock           (5)         --          5        --           --            --           --
Net income                                              --          --         --        --           --            --       19,067
Cash dividends paid
  Preferred stock ($1.375 per share)                    --          --         --        --           --            --       (1,068)
  Common stock (47.75c per share)                       --          --         --        --           --            --       (4,778)
Translation adjustments                                 --          --         --        --       (1,129)           --           --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                         $19,924     $10,132   $  5,066   $(5,200)    $ (4,820)      $    --    $ 106,513
===================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Stepan Company              Notes to Consolidated Financial Statements
                            For the years ended December 31, 1996, 1995 and 1994


1. Summary of Significant Accounting Policies
-------------------------------------------------------------------------------
Nature of Operations

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

     The company grants credit to its customers who are widely distributed across the Americas, Europe, Asia and the Pacific. There is no material concentration of credit risk.

Principles of Consolidation

The consolidated financial statements include the accounts of Stepan Company and its wholly-owned foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 50 percent owned joint ventures in the Philippines and Colombia are accounted for on the equity method and are included in the "Other Assets" caption on the Consolidated Balance Sheet. The company's share of the net earnings of the investments is included in consolidated net income. Differences between the cost of equity investments and the amount of underlying equity in net assets of the investees are amortized systematically to income.

Cash and Cash Equivalents

The company considers all highly liquid investments with original maturities of six months or less from the date of purchase to be cash equivalents.

Inventories

Inventories are valued at cost, which is not in excess of market value, and include material, labor and plant overhead costs. The last-in, first-out (LIFO) method is used to determine the cost of most company inventories. The first-in, first-out (FIFO) method is used for all other inventories. Inventories priced at LIFO as of December 31, 1996 and 1995 amounted to 89 percent and 88 percent of total inventories, respectively.

Property, Plant and Equipment

Depreciation of physical properties is provided on a straight-line basis over the estimated useful lives of various assets. Lives used for calculating depreciation are 30 years for buildings, 15 years for building improvements and from three to 15 years for machinery and equipment. Major renewals and betterments are capitalized in the property accounts, while maintenance and repairs ($20,509,000, $16,791,000 and $16,468,000 in 1996, 1995 and 1994,
respectively), which do not renew or extend the life of the respective assets, are charged to operations currently. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

     Interest charges on borrowings applicable to major construction projects are capitalized and subsequently amortized over the lives of the related assets.

Environmental Expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost or range of possible costs can be reasonably estimated. When no amount within the range is a better estimate than any other amount, at least the minimum is accrued. Some of the factors on which the company bases its estimates include information provided by feasibility studies, potentially responsible party negotiations and the development of remedial action plans. Expenditures that mitigate or prevent environmental contamination and that benefit future operations are capitalized. Capitalized expenditures are depreciated generally utilizing a ten-year life.

Intangible Assets

Included in other assets are intangible assets consisting of patents, agreements not to compete, trademarks, customer lists and goodwill, all of which were acquired as part of business acquisitions. These assets are presented net of amortization provided on a straight-line basis over their estimated useful lives ranging from two to ten years.

Research and Development Costs

The company's research and development costs are expensed as incurred. These expenses are aimed at discovery and commercialization of new knowledge with the intent that such effort will be useful in developing a new product or in bringing about a significant improvement to an existing product or process. Total expenses were $12,469,000, $12,425,000 and $12,281,000 in 1996, 1995 and
1994, respectively. The balance

Stepan Company              Notes to Consolidated Financial Statements
                            For the years ended December 31, 1996, 1995 and 1994


of expenses reflected on the Consolidated Statements of Income relates to technical services which include routine product testing, quality control and sales support service.

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

Derivative Financial Instruments

The company's utilization of derivative financial instruments currently consists of the use of forward exchange contracts to hedge firm foreign currency commitments. The unrealized gains and losses are deferred and included in the measurement of the related foreign currency transaction. Gains and losses on unhedged foreign currency transactions are included in income.

Long-Lived Assets

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that operating assets and associated goodwill be written down to fair value whenever an impairment review indicates that the carrying value cannot be recovered on an undiscounted cash flow basis. After any such noncash write-down, results of operations would be favorably affected by reduced depreciation, depletion and amortization charges. During 1996, the company adopted this statement and determined that no impairment loss needs to be recognized for applicable assets of continuing operations.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Refer to Note 8.

Per Share Data

Primary earnings per share amounts are computed based on the weighted average number of common shares outstanding: 10,002,000 in 1996, 9,984,000 in 1995 and 9,924,000 in 1994. Common share equivalents resulting from dilutive stock options have been excluded as the dilutive effect was not material. Net income used in computing primary earnings per share has been reduced by dividends paid to preferred stockholders. Fully diluted earnings per share amounts are based on an increased number of common shares that would be outstanding assuming the exercise of certain outstanding stock options and the conversion of the convertible preferred stock, when such conversion would have the effect of reducing earnings per share. The number of shares used in the computations of fully diluted earnings per share were 11,154,000 in 1996, 11,038,000 in 1995 and 10,972,000 in 1994.

Reclassifications

Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.

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

Stepan Company              Notes to Consolidated Financial Statements
                            For the years ended December 31, 1996, 1995 and 1994

2. Acquisition
--------------------------------------------------------------------------------
In April 1996, the company acquired a sulfonation plant from Shell Group in Cologne, Germany. This plant, organized as a German subsidiary, will allow the company to serve European customers with a wide range of sulfate and sulfonate products used in household, personal care, individual, institutional and agricultural markets. The purchase consisted of land, sulfonation equipment, and intangible assets. The acquisition was accounted for as a purchase, and the results of the subsidiary have been included in the accompanying consolidated financial statements since the date of acquisition. Had the results of this subsidiary been included commencing with operations in 1996, the reported results would not have been materially affected.

3. Inventories
--------------------------------------------------------------------------------
The composition of inventories was as follows:

                                                    December 31
                                              ----------------------
(Dollars in Thousands)                            1996          1995
--------------------------------------------------------------------
Finished products                             $ 30,689      $ 32,204
Raw materials                                   19,553        22,159
--------------------------------------------------------------------
        Total inventories                     $ 50,242      $ 54,363
====================================================================

     If the first-in, first-out (FIFO) inventory valuation method had been used, inventories would have been approximately $12,800,000 and $12,100,000 higher than reported at December 31, 1996 and 1995, respectively.

4. Debt
--------------------------------------------------------------------------------
Debt was composed of the following:

                                                    December 31
                                              ----------------------
(Dollars in Thousands)       Maturity Dates       1996          1995
--------------------------------------------------------------------
Unsecured promissory notes
        7.22%                  1999-2008      $ 30,000      $ 30,000
        7.77%                  2000-2010        30,000        30,000
        7.69%                  2001-2005        10,000        10,000
        9.70%                  1997-2006        10,000        10,000
        9.52%                  1997-1999         6,429        10,714
        9.70%                  1997-1999         2,667         4,000
       10.54%                  1997              2,379         5,951
Unsecured bank debt            1998-2001        12,200        13,000
Debt of foreign subsidiaries
   payable in foreign currency 1997-2003         5,865         2,304
--------------------------------------------------------------------
     Total debt                                109,540       115,969
     Less current maturities                     6,973         6,946
--------------------------------------------------------------------
       Long-term debt                         $102,567      $109,023
====================================================================

Unsecured bank debt at December 31, 1996, consists of borrowings under a committed $45,000,000 revolving credit agreement which bears interest at varying rates which averaged 6.06 percent during the year. Borrowings under this agreement at May 31, 1998, if any, would convert to a term loan payable over three years. The company must pay a commitment fee of .25 percent per annum on the unused portion of the commitment. Periodically, the company also availed itself of other borrowings under notes payable to banks of which there were no outstanding balances at December 31, 1996 and 1995.

     The various loan agreements contain provisions which, among others, require maintenance of certain financial ratios and place limitations on additional debt, investments and payment of dividends. Unrestricted retained earnings were $46,689,000 and $37,904,000 at December 31, 1996 and 1995, respectively. The company is in compliance with all loan agreements.

     Debt at December 31, 1996, matures as follows: $6,973,000 in 1997; $8,338,000 in 1998; $11,505,000 in 1999; $11,342,000 in 2000; $11,175,000 in
2001 and $60,207,000 after 2001.

     Net interest expense for the years ended December 31 was composed of the following:

(Dollars in Thousands)          1996            1995         1994
-----------------------------------------------------------------
Interest expense             $ 9,165        $  9,043      $ 8,428
Interest income                 (671)           (629)        (295)
-----------------------------------------------------------------
                               8,494           8,414        8,133
Capitalized interest          (1,251)           (549)        (997)
-----------------------------------------------------------------
        Interest, net        $ 7,243        $  7,865      $ 7,136
=================================================================

Stepan Company              Notes to Consolidated Financial Statements
                            For the years ended December 31, 1996, 1995 and 1994


5. Leased Properties
--------------------------------------------------------------------------------
The company leases certain property and equipment (primarily transportation equipment, buildings and computer equipment) under operating leases. Total rental expense was $3,474,000, $3,398,000 and $2,994,000 in 1996, 1995 and 1994,
respectively.

     Minimum future rental payments under operating leases with terms in excess of one year as of December 31, 1996, are:

(Dollars in Thousands)                  Year                            Amount
--------------------------------------------------------------------------------
                                        1997                           $ 2,228
                                        1998                             1,920
                                        1999                             1,310
                                        2000                               943
                                        2001                               583
                          Subsequent to 2001                             1,199
--------------------------------------------------------------------------------
        Total minimum future rental payments                           $ 8,183
================================================================================

6. Income Taxes
--------------------------------------------------------------------------------
The provision for taxes on income and the related income before taxes are as follows:

Taxes on Income
(Dollars in Thousands)                     1996            1995           1994
--------------------------------------------------------------------------------
Federal
  Current                                $ 9,785         $ 3,698        $ 6,732
  Deferred                                    54           2,003         (1,524)
State
  Current                                  1,863             899          2,020
  Deferred                                  (345)            278           (646)
Foreign
  Current                                  2,700           1,973          2,299
  Deferred                                  (863)             21           (214)
--------------------------------------------------------------------------------
    Total                                $13,194         $ 8,872        $ 8,667
================================================================================

Income before Taxes
(Dollars in Thousands)                     1996            1995           1994
--------------------------------------------------------------------------------
Domestic                                 $28,420         $18,044        $15,429
Foreign                                    3,841           6,947          7,083
--------------------------------------------------------------------------------
  Total                                  $32,261         $24,991        $22,512
================================================================================

      No federal income taxes have been provided on $22,427,000 of undistributed earnings of the company's foreign subsidiaries. In general, the company reinvests earnings of foreign subsidiaries in their operations indefinitely. However, the company will repatriate earnings from a subsidiary where excess cash has accumulated and it is advantageous for tax or foreign exchange reasons. Based on the current United States and foreign income tax rates, it is anticipated that no additional United States tax would be incurred on any earnings that are expected to be repatriated. Because of the probable availability of foreign tax credits, it is not practicable to estimate the amount, if any, of the deferred tax liability on earnings reinvested indefinitely.

The variations between the effective and statutory federal income tax rates are summarized as follows:

                                                                       1996            1995            1994
-------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                          Amount    %    Amount     %    Amount     %
-------------------------------------------------------------------------------------------------------------
Income tax provision at statutory tax rate                    $ 11,292  35.0   $ 8,747   35.0  $ 7,879   35.0
State taxes on income less applicable federal tax benefit          987   3.1       765    3.1      893    4.0
Other items                                                        915   2.8      (640)  (2.6)    (105)   (.5)
-------------------------------------------------------------------------------------------------------------
  Total income tax provision                                  $ 13,194  40.9   $ 8,872   35.5  $ 8,667   38.5
=============================================================================================================

Stepan Company              Notes to Consolidated Financial Statements
                            For the years ended December 31, 1996, 1995 and 1994


The net deferred tax liability at December 31 is comprised of the following:

(Dollars in Thousands)                                    1996            1995
--------------------------------------------------------------------------------
Current deferred income taxes
  Gross assets                                          $ 14,970       $  9,982
  Gross liabilities                                       (4,267)          (538)
--------------------------------------------------------------------------------
    Total current deferred tax assets                     10,703          9,444
Non-current deferred income taxes
  Gross assets                                             6,989          4,313
  Valuation allowance                                       (854)          (409)
  Gross liabilities                                      (42,089)       (40,373)
--------------------------------------------------------------------------------
    Total non-current deferred tax liabilities           (35,954)       (36,469)
--------------------------------------------------------------------------------
  Net deferred tax liability                            $(25,251)      $(27,025)
================================================================================

At December 31, the tax effect of significant temporary differences representing deferred tax assets and liabilities is as follows:

(Dollars in Thousands)                                    1996            1995
--------------------------------------------------------------------------------
Tax over book depreciation                              $(36,691)      $(33,947)
Safe Harbor leases                                        (3,452)        (3,914)
SFAS No. 87 pension accounting                            (2,716)        (2,628)
State income tax accrual                                   1,377          1,305
Deferred revenue                                           5,813          3,912
Book reserves deductible in other periods                  9,240          8,149
Deferred management compensation                           1,412          1,028
Valuation allowance                                         (854)          (409)
Other, net                                                   620           (521)
--------------------------------------------------------------------------------
  Net deferred tax liability                            $(25,251)      $(27,025)
================================================================================

7. Stockholders' Equity
--------------------------------------------------------------------------------

On November 11, 1994, the Board of Directors declared a two-for-one stock split on the company's common stock in the form of a 100 percent stock dividend, payable December 15, 1994, to shareholders of record on December 1, 1994. As a result of the split, 5,014,272 additional shares were issued, and retained earnings were reduced by $5,014,272. All share and per share data appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for the stock split.
     On April 28, 1993, the shareholders approved an increase in the authorized shares of the 5 1/2% convertible preferred stock ("preferred stock") from 200,000 to 2,000,000 and approved an eight-for-one stock split to shareholders of record on April 30, 1993. All share and per share data appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for the stock split and the increased authorized shares.
     The preferred stock is convertible at the option of the holder at any time (unless previously redeemed) into shares of common stock at a conversion of
1.14175 shares of common stock for each share of preferred stock. Dividends on preferred stock accrue at a rate of $1.375 per share per annum which are cumulative from the date of original issue. The company may not declare and pay any dividend or make any distribution of assets (other than dividends or other distribution payable in shares of common stock) on, or redeem, purchase or otherwise acquire, shares of common stock, unless all accumulated and unpaid preferred dividends have been paid or are contemporaneously declared and paid. The preferred stock is subject to optional redemption by the company, in whole or in part, at any time on or after September 1, 1997, at a redemption price of $25.69 per share reduced annually by $.14 per share to a minimum of $25 per share on or after September 1, 2002, plus accrued and unpaid dividends thereon to the date fixed for redemption. The aggregate liquidation preference is approximately $20 million at December 31, 1996 and 1995. Preferred stock is entitled to 1.14175 votes per share on all matters submitted to stockholders for action, and votes together with the common stock as a single class, except as otherwise provided by law or the Certificate of Incorporation of the company. There is no mandatory redemption or sinking fund obligation with respect to the preferred stock.
     At December 31, 1996, treasury stock consists of 20,208 shares of preferred stock and 269,403 shares of common stock. At December 31, 1995, treasury stock consisted of 20,208 shares of preferred stock and 84,816 shares of common stock.

Stepan Company              Notes to Consolidated Financial Statements
                            For the years ended December 31, 1996, 1995 and 1994


8. Stock Option Plans
--------------------------------------------------------------------------------
The company has two fixed stock option plans - 1982 and 1992. The 1992 Plan extends participation to directors who are not employees of the company. No further grants may be made under the 1982 Plan. The 1992 Plan authorizes the award of up to 1,600,000 shares of the company's common stock for stock options ("options") and stock appreciation rights ("SAR"). SARs entitle the employee to receive an amount equal to the difference between the fair market value of a share of stock at the time the SAR is exercised and the exercise price specified at the time the SAR is granted. Options are granted at the market price on the date of grant. An option may not be exercised within two years from the date of grant and no option will be exercisable after ten years from the date granted.
     The company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the 1992 Plan been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the company's net income and earnings per share would have been reduced to the following pro forma amounts:

(In Thousands, except per share data)                    1996            1995
--------------------------------------------------------------------------------
Net Earnings - as reported                             $19,067         $ 16,119
Net Earnings - pro forma                                18,556           16,117
Primary Earnings per share - as reported               $  1.80         $   1.51
Primary Earnings per share - pro forma                    1.75             1.51
Fully Diluted Earnings per share - as reported            1.71             1.46
Fully Diluted Earnings per share - pro forma              1.66             1.46
--------------------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: expected dividend yield of 3.0%; expected volatility of 28%; and expected lives of 7.5 years and risk-free interest rate of 6.89% (7.06% in 1995).

     A summary of the status of the company's stock option plans at December 31, 1996, 1995 and 1994 and changes during the years then ended is presented as follows:

                                                                                        Weighted-
                                                                                          Average
                                                                          1996           Exercise             1995            1994
                                                                        Shares              Price           Shares          Shares
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding, beginning of year                               1,044,810           $ 13.62          1,126,704        714,244
Options exercised                                                      (44,826)            10.34            (55,800)       (51,940)
Options cancelled                                                       (5,112)            16.57            (27,088)            --
Options granted                                                        271,380             19.75                994        464,400
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding, end of year                                     1,266,252             15.04          1,044,810      1,126,704
------------------------------------------------------------------------------------------------------------------------------------
Option price range at end of year                                   $  9.43750-                          $  8.12500-    $  8.12500-
                                                                    $ 19.75000                           $ 19.62500     $ 18.21875
Option price range for exercised shares                             $  8.12500-                          $  8.12500-    $  3.84375-
                                                                    $ 18.21875                           $ 14.68750     $ 12.09375
------------------------------------------------------------------------------------------------------------------------------------
Options available for grant at end of year                             647,122                              913,390        887,296
Weighted-average fair value of options, granted during the year     $     6.35                           $     6.38             --
------------------------------------------------------------------------------------------------------------------------------------

A summary of stock options outstanding at December 31, 1996, is as follows:

                                                                      Options Outstanding             Options Exercisable
                                                              ----------------------------------------------------------------------
                                                                     Weighted-        Weighted-                           Weighted-
                                               Number                  Average          Average             Number         Average
Range of                                  Outstanding                Remaining         Exercise        Exercisable        Exercise
Exercise Price                            at 12/31/96         Contractual Life            Price        at 12/31/96           Price
------------------------------------------------------------------------------------------------------------------------------------
$ 9.43750 - $ 9.65625                        234,000                 1.80               $ 9.55            234,000          $ 9.55
$12.09375 - $14.00000                        537,600                 6.72                13.72            537,600           13.72
$18.21875 - $19.75000                        494,652                 7.54                19.06            222,278           18.22
------------------------------------------------------------------------------------------------------------------------------------
                                           1,266,252                 6.13               $15.04            993,878          $13.74
------------------------------------------------------------------------------------------------------------------------------------

Stepan Company              Notes to Consolidated Financial Statements
                            For the years ended December 31, 1996, 1995 and 1994


9.   Pension Plans
--------------------------------------------------------------------------------
The company has non-contributory defined benefit plans covering substantially all employees. The benefits under these plans are based primarily on years of service and compensation levels. The company funds the annual provision deductible for income tax purposes. The plans' assets consist principally of marketable equity securities and government and corporate debt securities. The plans' assets at December 31, 1996, include $8,558,000 of the company's common stock.

     Net 1996, 1995 and 1994 periodic pension cost for the plans consists of the following:

(Dollars in Thousands)                  1996              1995             1994
-------------------------------------------------------------------------------
Service cost                         $ 1,664           $ 1,244          $ 1,639
Interest cost on
  projected benefit obligation         2,700             2,383            2,454
Actual return on plan assets          (6,732)           (8,653)           1,190
Net amortization and deferral          2,478             4,611           (5,449)
-------------------------------------------------------------------------------
  Net pension expense (income)       $   110           $  (415)         $  (166)
===============================================================================

     The reconciliation of the funded status of the plans to the amount reported in the company's consolidated balance sheet is as follows:

(Dollars in Thousands)                                1996                 1995
-------------------------------------------------------------------------------
Vested benefit obligation                         $(27,013)            $(24,909)
-------------------------------------------------------------------------------
Accumulated benefit obligation                     (30,306)             (28,030)
-------------------------------------------------------------------------------
Projected benefit obligation                       (37,696)             (35,329)
Plan assets at fair value                           52,304)              46,455
-------------------------------------------------------------------------------
Plan assets in excess of projected
  benefit obligation                                14,608               11,126
Unrecognized net gain                               (6,871)              (3,173)
Unamortized net transitional assets                 (2,268)              (2,835)
Unamortized prior service cost                       1,140                1,244
-------------------------------------------------------------------------------
  Prepaid pension asset                           $  6,609             $  6,362
===============================================================================

     The prepaid pension asset is included in the "Other Assets" caption on the Consolidated Balance Sheets.

     The projected benefit obligations were determined using a discount rate of
7.75 and 7.5 percent for 1996 and 1995, respectively. The projected benefit obligations were determined under assumed compensation increases ranging from five percent to seven percent for different employee groups for 1996 and 1995. The assumed long-term rate of return on plan assets was 8.5 percent for 1996 and 1995. The plans' net transitional assets are being amortized over a period of 15 years. The prior service costs are being amortized over an average of 12 years.

10.  Accrued Liabilities
--------------------------------------------------------------------------------
Accrued liabilities consisted of:

                                                                December 31
                                                           ---------------------
(Dollars in Thousands)                                         1996         1995
--------------------------------------------------------------------------------
Accrued payroll and benefits                               $ 11,236     $ 12,121
Accrued environmental and
  legal matters (Note 12)                                     4,500        5,100
Other accrued liabilities                                    17,250       16,601
--------------------------------------------------------------------------------
  Total accrued liabilities                                $ 32,986     $ 33,822
================================================================================

11.  Other Non-current Liabilities
--------------------------------------------------------------------------------
Other non-current liabilities were comprised of the following:

                                                                December 31
                                                           ---------------------
(Dollars in Thousands)                                         1996         1995
--------------------------------------------------------------------------------
Deferred revenue                                           $ 10,974     $  7,659
Environmental and legal matters (Note 12)                    16,526        3,601
--------------------------------------------------------------------------------
  Total other non-current liabilities                      $ 27,500     $ 11,260
================================================================================

During 1996 and 1994, the company received prepayments on certain multi-year commitments for future shipments of products. As the commitments are fulfilled, a proportionate share of the deferred revenue is recognized into income. Related deferred revenue at December 31, 1996 and 1995 is $14,538,000 and $10,059,000,
respectively, of which the amount recognizable within one year is included in the "Accrued Liabilities" caption of the Consolidated Balance Sheets.

Stepan Company              Notes to Consolidated Financial Statements
                            For the years ended December 31, 1996, 1995 and 1994

12.  Contingencies
--------------------------------------------------------------------------------
There are a variety of legal proceedings pending or threatened against the company. Some of these proceedings may result in fines, penalties, judgments or costs being assessed against the company at some future time. The company's operations are subject to extensive local, state and federal regulations, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("Superfund") and the Superfund amendments of 1986. The company, and others, have been named as potentially responsible parties at affected geographic sites. As discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, the company believes that it has made adequate provisions for the costs it may incur with respect to these sites.

     After partial remediation payments at certain sites, the company has estimated a range of possible environmental and legal losses from $4.1 million to $26.5 million at December 31, 1996, compared to $4.3 million to $23.6 million at December 31, 1995. At December 31, 1996, the company's reserve is $21.0 million for legal and environmental matters compared to $8.7 million at December 31, 1995. In 1996, the company recorded $24.0 million of insurance recoveries which represented a combination of settlements of litigations for all known environmental sites and a policy buyback from the company's primary insurers. $4.2 million of the settlements was credited to income for legal costs related to these recoveries. As a result, the company increased its reserve for legal and environmental matters to a more conservative position. The company made payments of $8.2 million in 1996 and $7.8 million in 1995 related to legal costs, settlements and costs related to remedial design studies at various sites.

     The 1995 provision included an additional $5.0 million charge for costs that may be incurred for the remediation of the company's Maywood, New Jersey plant and adjacent property based on a draft Remedial Investigation Feasibility Study prepared for that site. During 1994, the company received $3.1 million from insurers related to previously incurred legal costs which reduced administrative expense in the Consolidated Statements of Income.

     At certain of the sites, estimates cannot be made of the total costs of compliance, or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings, in the 1996 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which are available upon request from the company.

13.  Geographic Data
-------------------------------------------------------------------------------

(Dollars in Thousands)                    1996             1995             1994
--------------------------------------------------------------------------------
United States
  Net Sales -- Unaffiliated          $ 449,544        $ 452,013        $ 377,986
  Interarea Transfers                   15,338           13,052           10,701
                                     -------------------------------------------
    Total                            $ 464,882        $ 465,065        $ 388,687
  Operating Income                      37,034           25,938           22,709
  Identifiable Assets                  333,598          315,393          279,919
================================================================================
Other
  Net Sales -- Unaffiliated          $  87,091        $  76,205        $  65,962
  Interarea Transfers                   20,025           19,971           16,426
                                     -------------------------------------------
    Total                            $ 107,116        $  96,176        $  82,388
  Operating Income                       3,352            6,682            7,144
  Identifiable Assets                   47,414           47,134           45,029
================================================================================
Eliminations
  Net Sales                          $ (35,363)       $ (33,023)       $ (27,127)
================================================================================
Consolidated
  Net Sales                          $ 536,635        $ 528,218        $ 443,948
  Operating Income                      40,386           32,620           29,853
  Identifiable Assets                  381,012          362,527          324,948
================================================================================

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

Stepan Company                                 Consolidated Financial Statements


Five Year Summary
(In Thousands, except per share and employee data)

For the Year                                     1996          1995          1994          1993          1992
-------------------------------------------------------------------------------------------------------------
Net Sales                                   $ 536,635     $ 528,218     $ 443,948     $ 438,825     $ 435,764
Operating Income*                              40,386        32,620        29,853        27,335        24,009
  Percent of net sales                           7.5%          6.2%          6.7%          6.2%          5.5%
-------------------------------------------------------------------------------------------------------------
Pre-tax Income                                 32,261        24,991        22,512        19,624        17,365
  Percent of net sales                           6.0%          4.7%          5.1%          4.5%          4.0%
-------------------------------------------------------------------------------------------------------------
Provision for Income Taxes                     13,194         8,872         8,667         8,848         6,942
-------------------------------------------------------------------------------------------------------------
Net Income                                     19,067        16,119        13,845        10,776        15,829/(e)/
  Per share/(a) (b)/                             1.80          1.51          1.29           .98          1.46
  Percent of net sales                           3.6%          3.1%          3.1%          2.5%          3.6%
  Percent to stockholders' equity/(c)/          15.6%         14.5%         13.3%         10.8%         17.4%
-------------------------------------------------------------------------------------------------------------
Cash Dividends Paid                             5,846         5,540         5,294         5,105         4,172
  Per common share/(a)/                         .4775         .4475         .4250         .4050         .3700
-------------------------------------------------------------------------------------------------------------
Depreciation and Amortization                  32,138        30,384        28,935        27,679        23,914
Capital Expenditures                           44,923        39,247        42,884        25,435        34,440
Average Common Shares Outstanding/(a)/         10,002         9,984         9,924         9,894        10,572
-------------------------------------------------------------------------------------------------------------

As of Year End
-------------------------------------------------------------------------------------------------------------
Working Capital*                            $  70,322     $  66,856     $  48,915     $  48,569     $  44,265
Current Ratio*                                    1.8           1.8           1.6           1.7           1.6
-------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, net            207,159       192,470       183,657       170,270       167,930
Total Assets                                  381,012       362,527       324,948       300,488       297,080
Long-term Debt, less current maturities       102,567       109,023        89,795        89,660        90,505
-------------------------------------------------------------------------------------------------------------
Stockholders' Equity                          131,615       122,477       111,302       104,217        99,506
  Per share/(a) (d)/                            12.24         11.25         10.27          9.65          9.22
Number of Employees                             1,270         1,267         1,265         1,302         1,317
=============================================================================================================

/(a)/ Adjusted for two-for-one common stock split in 1994.
/(b)/ Based on average number of common shares outstanding during the year. /(c)/ Based on equity at beginning of year.
/(d)/ Based on common shares and the assumed conversion of the convertible preferred shares outstanding at year end.
/(e)/ Reflected cumulative effect of accounting changes for income taxes and investment tax credits of $5.4 million, or $.51 per primary share and $.49 per fully diluted share.

*     Prior years' data has been restated to conform with the 1996 presentation.

Stepan Company                                 Consolidated Financial Statements


Quarterly Stock Data (Unaudited)

                                                                                       Dividends Paid
                                                    Stock Price Range                 Per Common Share
                                        --------------------------------------------------------------
                                               1996                  1995               1996      1995
                                        --------------------------------------------------------------
Quarter                                     High        Low       High        Low
---------------------------------------------------------------------------------
  First                                 $ 19-3/4   $ 15-3/4   $ 19-1/2   $ 14-3/4     11.75c    11.00c
  Second                                  20-1/2     18         20-7/8     17         11.75c    11.00c
  Third                                   19         17         17-3/4     15-5/8     11.75c    11.00c
  Fourth                                  20-1/2     16-7/8     17-1/2     15         12.50c    11.75c
                                                                                      ----------------
Year                                      20-1/2     15-3/4     20-7/8     14-3/4     47.75c    44.75c
======================================================================================================

Quarterly Financial Data (Unaudited)
(Dollars in Thousands, except per share data)

                                                                      1996
                                        -----------------------------------------------------------------
Quarter                                     First        Second         Third        Fourth          Year
---------------------------------------------------------------------------------------------------------
Net Sales                               $ 130,643     $ 137,926     $ 137,922     $ 130,144     $ 536,635
---------------------------------------------------------------------------------------------------------
Gross Profit*                              25,875        25,030        22,242        23,068        96,215
---------------------------------------------------------------------------------------------------------
Interest, net                              (1,987)       (1,732)       (1,643)       (1,881)       (7,243)
---------------------------------------------------------------------------------------------------------
Pre-tax Income                              9,143         8,722         7,540         6,856        32,261
---------------------------------------------------------------------------------------------------------
Net Income                                  5,635         5,173         4,202         4,057        19,067
---------------------------------------------------------------------------------------------------------
Net Income per Share                          .54           .49           .39           .38          1.80
=========================================================================================================

                                                                      1995
                                        -----------------------------------------------------------------
Quarter                                     First        Second         Third        Fourth          Year
---------------------------------------------------------------------------------------------------------
Net Sales                               $ 134,786     $ 136,258     $ 130,410     $ 126,764     $ 528,218
---------------------------------------------------------------------------------------------------------
Gross Profit*                              26,606        25,662        20,668        24,231        97,167
---------------------------------------------------------------------------------------------------------
Interest, net                              (1,864)       (2,128)       (2,046)       (1,827)       (7,865)
---------------------------------------------------------------------------------------------------------
Pre-tax Income (Loss)                       9,936         8,506          (879)        7,428        24,991
---------------------------------------------------------------------------------------------------------
Net Income (Loss)                           6,109         5,418          (550)        5,142        16,119
---------------------------------------------------------------------------------------------------------
Net Income (Loss) per Share                   .59           .52          (.08)          .49          1.51
=========================================================================================================

* Restated to conform with the current year income statement presentation.