Form 10-K, Exhibit 13
period 1997-12-31
STEPAN CO
filed 1998-03-30
CIK 94049

16 Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1997 Compared with 1996. Net sales for 1997 rose eight percent to a record $581.9 million. The increase was the result of an 11 percent growth in sales volume. Net sales by product group were:


                                                                    Percent
(Dollars in Thousands)                             1997       1996   Change
---------------------------------------------------------------------------
Surfactants                                    $445,946   $402,268    +  11
Polymers                                        105,754    103,444    +   2
Specialty Products                               30,249     30,293    -   2
---------------------------------------------------------------------------
     Total                                     $581,949   $536,635    +   8
===========================================================================

   Surfactants are a principal ingredient in consumer and industrial cleaning products such as detergents, shampoos, lotions, toothpastes and cosmetics. Other applications include lubricating ingredients and emulsifiers for spreading of insecticides and herbicides. Surfactants net sales, representing 77 percent of the company's business, were the primary source for overall sales growth in 1997. The surfactants sales increase was due mainly to a 16 percent increase in domestic sales volume. The volume gain stemmed largely from the acquisition of Lonza, Inc.'s West Coast surfactant business (see Note 2 of Notes to the Consolidated Financial Statements) and from increased demand for the company's laundry and cleaning and personal care products. The domestic market accounted for 84 percent of total surfactant volume. Foreign net sales were flat between years, despite a nine percent increase in sales volume. Weaker foreign currency exchange rates, particularly for the French franc, negatively impacted results.

   The polymer product group includes phthalic anhydride (PA), polyurethane systems and polyurethane polyols. PA is used in polyester resins, alkyd resins and plasticizers for applications in construction materials and components of automotive, boating and other consumer products. Polyurethane systems provide thermal insulation and are sold to the construction, industrial and appliance markets. Polyurethane polyols are used in the manufacture of laminate board for the construction industry. Polymers net sales, accounting for 18 percent of the company business, increased two percent over 1996, despite volume being down three percent. Higher average selling prices, due largely to the passing on of raw material price increases, and increased sales volume for the more expensive polyurethane system products caused the rise in sales. Polyurethane systems posted significant net sales and volume improvements of 18 percent and 16 percent, respectively, compared to 1996. Offsetting these strong results, however, were decreased sales of both PA and polyurethane polyols. PA sales volume dropped seven percent from a year ago due to decreased customer demand plus increased first half of year internal requirements of PA in polyurethane polyols. Polyols sales volume fell four percent as a result of the mid-year loss of a large customer. PA and polyurethane polyols accounted for 47 percent and 46 percent, respectively, of 1997 polymer sales volume.

   Specialty products include flavors, lubricant additives, oil field chemicals and emulsifiers and solubilizers used in the food and pharmaceutical industry. Specialty products revenue declined two percent on an eight percent reduction in sales volume. Improvement in the average selling price between years partially offset the lower sales volume.

   Gross profit increased eight percent to $104.2 million, or 18 percent of net sales, in 1997 from $96.2 million, or 18 percent of net sales, in 1996. Surfactants 1997 gross profit of $76.1 million was 17 percent higher than 1996 profit of $65.0 million. Domestic earnings, driven by strong growth in sales volumes, increased 23 percent and accounted for the improvement in total surfactant profit. Foreign gross profit was down six percent to $12.6 million in 1997 from $13.4 million in 1996. Despite increased sales volume, European surfactant profit dropped $1.4 million, or 18 percent, due primarily to continued pressure on sales margins. Stepan Mexico earnings were also down slightly while Canadian results improved on increased sales volumes. Polymers gross profit fell eight percent to $22.8 million in 1997 from a record $24.9 million in 1996. Decreased sales volumes and margins led to the profit decline. Within the polymer group, PA and urethane polyol earnings declined by 21 percent and 12 percent, respectively. In both instances, lower volumes and margins caused the

                                          Stepan Company 1997 Annual Report  17

decrease. Price reductions necessitated by competitive situations led to PA's drop in margin. Higher raw material costs, which could only be partially passed along to customers, caused polyol's margin decrease. Urethane systems profit, up 59 percent between years due to better margins and volumes, partially offset the results of the larger two polymer product lines. A shift to a more profitable sales mix generated urethane systems margin improvement. Specialty products gross profit declined 16 percent to $5.3 million in 1997 from $6.3 million in 1996. Lower volumes and margins led to the decreased earnings.

   Average raw material costs remained constant from year to year. Manufacturing labor costs increased due to higher fringe benefit costs and to normal annual pay increases. Total company headcount increased to 1,292 in 1997 from 1,270 in 1996. Most of the increase occurred in non-manufacturing areas. Depreciation expense increased to $33.5 million in 1997 from $30.5 million in 1996 as a result of bringing into service significant capacity expansion projects as well as continuing capital spending for plant improvements.

   Operating income was $44.4 million in 1997, a 10 percent increase over 1996. Operating expenses, consisting of marketing, administrative and research expenses, rose seven percent from a year ago. Administrative expenses climbed 15 percent as a result of the prior year benefiting from $4.2 million of insurance recoveries. Lower domestic 1997 travel and computer operations expenses and lower overall foreign expenses partially offset the impact of the 1996 insurance recoveries. Marketing expenses and research and development expenses each grew four percent over 1996. These increases were primarily the result of higher salaries and fringe benefits expenses. Operating expenses are expected to increase moderately in 1998.

   Negatively impacting pre-tax earnings was $1.0 million of increased losses of the company's equity joint ventures. Foreign exchange losses of $3.1 million for the Philippine joint venture, due to the devaluation of the Philippine peso, led to the increased loss. Results from operations showed a profit, and the company expects this to continue in 1998.

   The effective tax rate was 41.5 percent in 1997 compared to 40.9 percent in 1996. The higher effective tax rate for the year was precipitated by the inability to tax benefit losses in the Philippines (see Note 6 of the Notes to the Consolidated Financial Statements for a reconciliation of the statutory to the effective tax rate).

   Net income for 1997 rose to a record of $20.4 million, or $1.97 per share, up seven percent from $19.1 million, or $1.80 per share reported for 1996. The company believes that record earnings will again be achieved in 1998. The core surfactant business will lead improvements in 1998 by growing sales volumes and by penetrating the market with higher value-added products. Polymer earnings are expected to improve due to increased polyurethane polyol volume. The company also believes that the Philippine foreign exchange losses should be reduced based on the sheer magnitude of the devaluation that has already occurred in 1997.

1996 Compared with 1995. Net sales for 1996 rose two percent to a record $536.6 million. The increase was the result of a nine percent growth in sales volume. Net sales by product group were:

                                                                Percent
(Dollars in Thousands)                  1996       1995          Change
-----------------------------------------------------------------------
Surfactants                         $402,268   $380,179            +  6
Polymers                             103,444    115,833            - 11
Specialty Products                    30,923     32,206            -  4
-----------------------------------------------------------------------
 Total                              $536,635   $528,218            +  2
=======================================================================

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

18 Management's Discussion and Analysis of Financial Condition and Results of Operations

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

   Specialty products revenue declined moderately on a much reduced sales volume. 1995 sales included some lower margin products which had since been discontinued. This contributed to an improved average selling price between years.

   Gross profit in 1996 was $96.2 million, or 17.9 percent of net sales, a one percent drop from $97.2 million, or 18.4 percent of net sales in 1995. Surfactant business was the main contributor to the decline. Despite the sales and volume growth, surfactants gross profit decreased 10 percent from $72.2 million to $65.0 million in 1996. Both domestic and foreign operations posted lower gross profit. Domestic gross profit decreased primarily as a result of competitive pressure on pricing and higher maintenance expenses. Mexican gross profit was down 32 percent principally as a result of a larger volume of lower margin products. Canadian gross profit was also down as a result of lower profit margins. France posted higher gross profit on higher sales volume, while Germany, the newly acquired subsidiary, reported start-up losses. For 1996, the impact of the German operation was $1.6 million after-tax loss which reduced earnings by approximately $.16 per share. Offsetting the surfactants results, polymers gross profit increased 29 percent to a record $24.9 million in 1996 from $19.3 million reported in 1995. Higher margins and sales volumes for polyurethane polyols and systems, partially offset by lower margins and volumes for PA, accounted for the improvement. Specialty products gross profit improved by $.6 million to $6.3 million as a result of the improved product mix between years.

   Average raw material costs decreased eight percent during 1996, due primarily to lower polymer raw material costs. Manufacturing labor costs increased at a modest rate reflecting the recent low levels of inflation. The company employed 1,270 people which was relatively unchanged from 1995. Depreciation expense increased to $30.5 million in 1996 from $28.8 million in 1995 as a result of bringing into service significant capacity expansion projects, as well as continuing capital spending for plant improvements.

   Operating income was $40.4 million in 1996, a 24 percent increase over 1995. Operating expenses, consisting of marketing, administrative and research expenses, fell 14 percent from 1995. Administrative expenses decreased 40 percent as a result of lower legal and environmental costs which in 1995 included significant charges for potential future remediation costs for the company's Maywood, New Jersey, plant and adjacent property. Operating expense also benefited from $4.2 million of insurance recoveries reported in 1996. Marketing expenses rose five percent primarily due to higher payroll related expenses as well as increased advertising and promotional expenses. Research and development expenses increased seven percent due primarily to higher payroll expenses.

   Pre-tax income benefited from an eight percent decrease in interest expense. An increased amount of interest capitalized for long term construction projects accounted for most of the decline. Start-up losses reported by the Philippine joint venture negatively affected pre-tax earnings.

   The effective tax rate was 40.9 percent in 1996 compared to 35.5 percent in 1995. The higher effective tax rate for the year was precipitated by a higher effective Mexican tax rate, as the prior year included loss carryforward benefits. The inability to tax benefit losses in Germany and the Philippines also contributed to a higher effective tax rate (see Note 6 of the Notes to the Consolidated Financial Statements for a reconciliation of the statutory to the effective tax rate).

   Net income for 1996 rose to a record of $19.1 million, or $1.80 per share, up 19 percent from $16.1 million, or $1.51 per share reported for 1995.

                                            Stepan Company 1997 Annual Report 19

Fourth Quarter 1997 Compared with 1996. For the quarter ended December 31, 1997, the company reported net income of $3.5 million, or $.33 per share, compared to $4.1 million, or $.38 per share in the fourth quarter of 1996. Earnings for the quarter would have been $.11 per share higher if the exchange losses in the Philippines had not been incurred. Net sales for the quarter grew nine percent to $142.1 million from $130.1 million recorded in 1996. Gross profit was $24.5 million, up six percent in the fourth quarter compared to the same quarter of 1996. Surfactants earnings increased 17 percent due to a 15 percent increase in sales volume. Polymers reported lower quarterly gross profit due to reduced sales volume and eroded margins. Specialty products posted higher gross profit due to increased sales volume and improved margins. Operating expenses were 11 percent greater in the fourth quarter compared to the same quarter of 1996 due to the impact of prior year insurance settlements and higher salaries and fringe benefits expense in 1997.

Liquidity and Financial Condition

For the year ended December 31, 1997, net cash from operations totaled $62.9 million, a decrease of $2.9 million from 1996. The current year decrease was a product of lower insurance recoveries and customer prepayments, partially offset by working capital improvements.

   For the current year, net income was up by $1.3 million, while customer prepayments fell by $4.1 million. Inventories decreased by $1.2 million during 1997 compared to a $4.1 million decrease in 1996. During 1997, accounts receivable decreased by $4.0 million versus an increase of $5.2 million for 1996.

   Capital expenditures totaled $35.6 million for 1997, down from the $44.9 million recorded in 1996. Looking ahead, capital spending for 1998 is expected to be within a range of $36.0 to $44.0 million.

   Since December 31, 1996, total company debt has decreased by $8.7 million to finish the year at $100.9 million. Since December 31,1996, the ratio of long-term debt to long-term debt plus shareholders' equity (long-term debt ratio) has decreased from 43.8 percent to 40.8 percent.

   At December 31, 1997, the company had $10.8 million outstanding under its $45 million revolving credit line. The company also meets short-term liquidity requirements through uncommitted bank lines of credit. The company's foreign subsidiaries maintain committed and uncommitted bank lines of credit in their respective countries to meet working capital requirements as well as to fund capital expenditure programs and acquisitions.

   On January 9, 1998, the company entered into a new, committed five year $45 million revolving credit agreement, replacing the old agreement. Terms and conditions are substantially the same as the previous agreement. Interest rate spreads and commitment fees are dependent on the company's capitalization structure and are lower than under the old agreement.

   The company anticipates that cash from operations and from committed credit facilities will be sufficient to fund anticipated capital expenditures, dividends and other planned financial commitments for the foreseeable future.

Environmental and Legal Matters

The company is subject to extensive federal, state and local environmental laws and regulations. Although the company's environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent environmental regulation could require the company to make additional unforeseen environmental expenditures. The company will continue to invest in the equipment and facilities necessary to comply with existing and future regulations. During 1997, the company's expenditures for capital projects related to the environment were $4.1 million and should approximate $4.0 to $5.0 million for 1998. These projects are capitalized and typically depreciated over ten years. Capital spending on such projects is likely to continue at these levels in future years. Recurring costs associated with the operation and maintenance of facilities for waste treatment and disposal and managing environmental compliance in ongoing operations at our

20 Management's Discussion and Analysis of Financial Condition and Results of Operations


manufacturing locations were approximately $7.5 million for 1997 compared to $7.8 million for 1996. While difficult to project, it is not anticipated that these recurring expenses will increase significantly in the future.

   The company has been named by the government as a potentially responsible party at 17 waste disposal sites where cleanup costs have been or may be incurred under the federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. In addition, damages are being claimed against the company in general liability actions for alleged personal injury or property damage in the case of some disposal and plant sites. The company believes that it has made adequate provisions for the costs it may incur with respect to the sites. After partial remediation payments at certain sites, the company has estimated a range of possible environmental and legal losses from $4.2 million to $25.8 million at December 31, 1997, compared to $4.1 million to $26.5 million at December 31, 1996. At December 31, 1997, the company's reserve was $20.6 million for legal and environmental matters compared to $21.0 million at December 31, 1996. During 1997, expenditures related to legal and environmental matters approximated $3.0 million compared to $8.2 million expended in 1996. While it is difficult to forecast the timing of the expenditures, the company believes that $3.0 million of the $20.6 million reserve is likely to be paid out in 1998. The balance of the reserve would probably be paid out over many years (see also Note 12 of the Notes to Consolidated Financial Statements).

   At certain of the sites, estimates cannot be made of the total costs of compliance or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings, in the 1997 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which are available upon request from the company.

Year 2000 Readiness

The company has begun evaluating the nature and extent of the effort required to make its systems and infrastructure Year 2000 compliant. Some systems will be replaced while others will be modified using both external and internal resources. Costs for new systems and software will be capitalized and depreciated over the assets' useful lives. Modifications will be expensed against income as incurred. Although the total cost of making the necessary systems modifications is not yet known, the company believes, based on available information, that it will be able to manage a complete and timely Year 2000 transition without any material adverse effect on its operating results or financial condition.

   In addition, reference should be made to the Five Year Summary on page 34.

Report of Management              Report of Independent Public Accountants    21


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

/S/ F. Quinn Stepan
-------------------
F. Quinn Stepan

Chairman of the Board and Chief Executive Officer



/S/ Walter J. Klein
-------------------
Walter J. Klein

Vice President--Finance


February 11, 1998

To the Stockholders of Stepan Company:

We have audited the accompanying consolidated balance sheets of Stepan Company (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows and stockholders' equity, for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stepan Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP


Chicago, Illinois,

February 11, 1998

Stepan Company 1997 Annual Report




Consolidated Balance Sheets
December 31, 1997 and 1996

(Dollars in Thousands)                                                      1997                             1996
-------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
 Cash and cash equivalents                                              $  5,507                         $  4,778
 Receivables, less allowances of $2,121 in 1997 and $2,074 in 1996        81,018                           85,017
 Inventories (Note 3)                                                     48,999                           50,242
 Deferred income taxes (Note 6)                                            6,636                           10,703
 Other current assets                                                      4,322                            2,958
-------------------------------------------------------------------------------------------------------------------
 Total current assets                                                    146,482                          153,698
-------------------------------------------------------------------------------------------------------------------

Property, Plant and Equipment:
 Land                                                                      6,108                            6,416
 Buildings and improvements                                               58,670                           55,795
 Machinery and equipment                                                 459,945                          427,141
 Construction in progress                                                  2,943                            8,530
-------------------------------------------------------------------------------------------------------------------
                                                                         527,666                          497,882
 Less: Accumulated depreciation                                          321,065                          290,723
-------------------------------------------------------------------------------------------------------------------
 Property, plant and equipment, net                                      206,601                          207,159
-------------------------------------------------------------------------------------------------------------------
Other Assets                                                              21,853                           20,155
-------------------------------------------------------------------------------------------------------------------
 Total assets                                                           $374,936                         $381,012
===================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
 Current maturities of long-term debt (Note 4)                          $  5,957                         $  6,973
 Accounts payable                                                         42,894                           43,417
 Accrued liabilities (Note 10)                                            33,842                           32,986
-------------------------------------------------------------------------------------------------------------------
 Total current liabilities                                                82,693                           83,376
-------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes (Note 6)                                            32,258                           35,954
-------------------------------------------------------------------------------------------------------------------
Long-term Debt, less current maturities (Note 4)                          94,898                          102,567
-------------------------------------------------------------------------------------------------------------------
Other Non-current Liabilities (Note 11)                                   27,489                           27,500
-------------------------------------------------------------------------------------------------------------------

Stockholders' Equity (Note 7):
  5 1/2 percent convertible preferred stock, cumulative, voting, without par value; authorized 2,000,000 shares; issued 788,434
    in 1997 and 796,972 shares in 1996                                    19,711                           19,924
  Common stock, $1 par value; authorized 15,000,000 shares; issued
    10,341,952 shares in 1997 and 10,131,706 shares in 1996               10,342                           10,132
 Additional paid-in capital                                                8,091                            5,066
 Cumulative translation adjustments                                       (7,337)                          (4,820)
 Retained earnings                                                       120,854                          106,513
------------------------------------------------------------------------------------------------------------------
                                                                         151,661                          136,815
 Less: Treasury stock, at cost                                            14,063                            5,200
------------------------------------------------------------------------------------------------------------------
 Stockholders' equity                                                    137,598                          131,615
------------------------------------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity                             $374,936                         $381,012
==================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

                                        Stepan Company 1997 Annual Report    23

Consoldiated Statements of Income
For the years ended December 31, 1997, 1996 and 1995

(Dollars in Thousands, except per share amounts)                1997        1996        1995
--------------------------------------------------------------------------------------------
Net Sales                                                   $581,949    $536,635    $528,218
--------------------------------------------------------------------------------------------
Cost of Sales                                                477,778     440,420     431,051
--------------------------------------------------------------------------------------------
Gross profit                                                 104,171      96,215      97,167
--------------------------------------------------------------------------------------------

Operating Expenses:
 Marketing                                                    20,394      19,577      18,673
 Administrative                                               18,964      16,549      27,412
 Research, development and technical services (Note 1)        20,443      19,703      18,462
--------------------------------------------------------------------------------------------
                                                              59,801      55,829      64,547
--------------------------------------------------------------------------------------------

Operating Income                                              44,370      40,386      32,620

Other Income (Expenses):
 Interest, net (Note 4)                                       (7,595)     (7,243)     (7,865)
 Income (loss) from equity joint ventures (Note 1)            (1,901)       (882)        236
--------------------------------------------------------------------------------------------
                                                              (9,496)     (8,125)     (7,629)
--------------------------------------------------------------------------------------------

Income Before Provision for Income Taxes                      34,874      32,261      24,991
Provision for Income Taxes (Note 6)                           14,464      13,194       8,872
--------------------------------------------------------------------------------------------
Net Income                                                  $ 20,410    $ 19,067    $ 16,119
--------------------------------------------------------------------------------------------

Net Income Per Common Share:
 Basic                                                       $  1.97     $  1.80     $  1.51
--------------------------------------------------------------------------------------------
 Diluted                                                     $  1.86     $  1.71     $  1.46
--------------------------------------------------------------------------------------------

Average Common Shares Outstanding (Note 1)                     9,831      10,002       9,984
--------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


1997 Sales Dollar Distribution
(Dollars in Thousands)
------------------------------

[PIE CHART APPEARS HERE]       [_]  Material            [_]  Depreciation and
                                    $352,590                 Amortization
                                    60.6%                    $35,281
                                                             6.0%

                               [_]  Other Expenses      [_]  Income Taxes
                                    $74,428                  $14,464
                                    12.8%                    2.5%

                               [_]  Payroll and         [_]  Net Income
                                    Fringes                  $20,410
                                    $84,776                  3.5%
                                    14.6%



Combined Sales
(Thousands of Dollars)
----------------------
[Bar Graph Appears Here]
93         324,809   79,071   34,945   438,825

94         329,186   78,778   35,984   443,948

95         380,179  115,833   32,206   528,218

96         402,268  103,444   30,923   536,635

97         445,946  105,754   30,249   581,949


[_]  Surfactants

[_]  Polymers

[_]  Specialty Products

(Consolidated Totals in bold)

24   Stepan Company 1997 Annual Report


Capital Expenditures
(Thousands of Dollars)

[INSERT BAR CHART HERE]

92     34,440
93     25,435
94     42,884
95     39,247
96     44,923
97     35,589

Compound Annual Growth
Five Years + 1%

Equity Per Share
(Dollars)

[INSERT BAR CHART HERE]

92       9.22
93       9.65
94      10.27
95      11.25
96      12.24
97      13.01

Compound Annual Growth
Five Years + 7%

Consolidated Statements of Cash Flows
For the years ended December 31, 1997, 1996 and 1995

(Dollars in Thousands)                                 1997           1996          1995
-----------------------------------------------------------------------------------------
Net Cash Flows from Operating Activities
   Net income                                      $ 20,410       $ 19,067      $ 16,119
   Depreciation and amortization                     35,281         32,138        30,384
   Deferred revenue recognition                      (3,611)        (2,896)       (2,760)
   Customer prepayments                               3,292          7,375            --
   Deferred income taxes                              1,114         (1,710)        2,359
   Non-current environmental and legal liabilities     (428)        12,925         3,601
   Other non-cash items                               1,860            548          (605)
   Changes in Working Capital:
     Receivables, net                                 3,999         (5,203)       (9,429)
     Inventories                                      1,243          4,121        (8,899)
     Accounts payable and accrued liabilities         1,069         (1,113)        4,310
     Other                                           (1,364)           535           (74)
-----------------------------------------------------------------------------------------
     Net Cash Provided by Operating Activities       62,865         65,787        35,006
-----------------------------------------------------------------------------------------

Cash Flows from Investing Activities
   Expenditures for property, plant and equipment   (35,589)       (44,923)      (39,247)
   Investment in acquisitions                        (4,999)        (3,859)       (7,500)
   Other non-current assets                             344            268           (14)
-----------------------------------------------------------------------------------------
     Net Cash Used for Investing Activities         (40,244)       (48,514)      (46,761)
-----------------------------------------------------------------------------------------

Cash Flows from Financing and Other
   Related Activities
   Revolving debt and notes payable to banks, net     1,210           (800)       (9,711)
   Other debt borrowings                                 --          3,734        40,000
   Other debt repayments                             (9,660)        (9,190)      (12,053)
   Purchases of treasury stock, net                  (8,863)        (3,492)          (64)
   Dividends paid                                    (6,069)        (5,846)       (5,540)
   Stock option exercises                             2,252            464           540
   Other non-cash items                                (762)          (513)         (721)
-----------------------------------------------------------------------------------------
     Net Cash Provided by (Used for) Financing
       and Other Related Activities                 (21,892)       (15,643)       12,451
-----------------------------------------------------------------------------------------

Net Increase in Cash and Cash Equivalents               729          1,630           696
Cash and Cash Equivalents at Beginning of Year        4,778          3,148         2,452
-----------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year           $  5,507       $  4,778      $  3,148
=========================================================================================

Supplemental Cash Flow Information
   Cash payments of income taxes, net of refunds   $ 16,059       $ 12,417      $  9,804
   Cash payments of interest                       $  8,306       $ 10,838      $  7,761
=========================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                           Stepan Company 1997 Annual Report  25

Consolidated Statements of Stockholders' Equity
For the years ended December 31, 1997, 1996 and 1995

                                          Convertible           Additional            Cumulative
                                           Preferred   Common    Paid-in    Treasury  Translation  Retained
(Dollars in Thousands)                       Stock      Stock    Capital      Stock   Adjustments  Earnings
-----------------------------------------------------------------------------------------------------------
Balance, January 1, 1995                    $19,980    $10,029   $ 3,983     $(1,644)   $(3,491)   $ 82,445
Sale of 55,800 shares under stock
 option plan                                     --         56       484          --         --          --
Purchase of 536 shares of common
 treasury stock, net of sales                    --         --        52         (64)        --          --
Conversion of preferred stock to
 common stock                                   (51)         2        49          --         --          --
Net income                                       --         --        --          --         --      16,119
Cash dividends paid
  Preferred stock ($1.375 per share)             --         --        --          --         --        (801)
  Common stock (44.75c per share)                --         --        --          --         --      (4,471)
Translation adjustments                          --         --        --          --       (200)         --
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                   19,929     10,087     4,568      (1,708)    (3,691)     93,292
Sale of 44,826 shares under stock
 option plan                                     --         45       419          --         --          --
Purchase of 184,587 shares of common
 treasury stock, net of sales                    --         --        74      (3,492)        --          --
Conversion of preferred
 stock to common stock                           (5)        --         5          --         --          --
Net income                                       --         --        --          --         --      19,067
Cash dividends paid
  Preferred stock ($1.375 per share)             --         --        --          --         --      (1,068)
  Common stock (47.75c per share)                --         --        --          --         --      (4,778)
Translation adjustments                          --         --        --          --     (1,129)         --
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                   19,924     10,132     5,066      (5,200)    (4,820)    106,513
Sale of 200,500 shares under stock
 option plan                                     --        200     2,052          --         --          --
Purchase of 246,901 shares of common
 and 113,666 shares of preferred
 treasury stock, net of sales                    --         --       101      (8,863)        --          --
Conversion of preferred
 stock to common stock                         (213)        10       203          --         --          --
Net income                                       --         --        --          --         --      20,410
Cash dividends paid
 Preferred stock ($1.375 per share)              --         --        --          --         --      (1,027)
 Common stock (51.25c per share)                 --         --        --          --         --      (5,042)
Translation ajustments                           --         --        --          --     (2,517)         --
Non-qualified stock option tax benefit           --         --       669          --         --          --
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                  $19,711    $10,342   $ 8,091    $(14,063)   $(7,337)   $120,854
===========================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

26 Notes to Consolidated Financial Statements for the years ended December 31, 1997, 1996 and 1995


1. Summary of Significant Accounting Policies
--------------------------------------------------------------------------------
Nature of Operations. The company's operations consist predominantly of the production and sale of specialty and intermediate chemicals which are sold to other manufacturers for use in a variety of end products. Principal markets for all products are manufacturers of cleaning and washing compounds (including detergents, shampoos, toothpastes and household cleaners), paints, cosmetics, food and beverages, agricultural insecticides and herbicides, plastics, furniture, automotive equipment, insulation and refrigeration.
   The company grants credit to its customers who are widely distributed across the Americas, Europe, Asia and the Pacific. There is no material concentration of credit risk.

Principles of Consolidation. The consolidated financial statements include the accounts of Stepan Company and its wholly-owned foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 50 percent owned joint ventures in the Philippines and Colombia are accounted for on the equity method and are included in the "Other Assets" caption on the Consolidated Balance Sheet. The company's share of the net earnings of the investments is included in consolidated net income. Differences between the cost of equity investments and the amount of underlying equity in net assets of the investees are amortized systematically to income.

Cash and Cash Equivalents. The company considers all highly liquid investments with original maturities of six months or less from the date of purchase to be cash equivalents.

Inventories. Inventories are valued at cost, which is not in excess of market value, and include material, labor and plant overhead costs. The last-in, first-out (LIFO) method is used to determine the cost of most company inventories. The first-in, first-out (FIFO) method is used for all other inventories. Inventories priced at LIFO as of December 31, 1997 and 1996, amounted to 91 percent and 89 percent of total inventories, respectively.

Property, Plant and Equipment. Depreciation of physical properties is provided on a straight-line basis over the estimated useful lives of various assets. Lives used for calculating depreciation are 30 years for buildings, 15 years for building improvements and from three to 15 years for machinery and equipment. Major renewals and betterments are capitalized in the property accounts, while maintenance and repairs ($18,775,000, $20,509,000 and $16,791,000 in 1997, 1996
and 1995, respectively), which do not renew or extend the life of the respective assets, are charged to operations currently. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.
   Interest charges on borrowings applicable to major construction projects are capitalized and subsequently amortized over the lives of the related assets.

Environmental Expenditures. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost or range of possible costs can be reasonably estimated. When no amount within the range is a better estimate than any other amount, at least the minimum is accrued. Some of the factors on which the company bases its estimates include information provided by feasibility studies, potentially responsible party negotiations and the development of remedial action plans. Expenditures that mitigate or prevent environmental contamination and that benefit future operations are capitalized. Capitalized expenditures are depreciated generally utilizing a ten-year life.

Intangible Assets. Included in other assets are intangible assets consisting of patents, agreements not to compete, trademarks, customer lists and goodwill, all of which were acquired as part of business acquisitions. These assets are presented net of amortization provided on a straight-line basis over their estimated useful lives generally ranging from five to ten years.

Research and Development Costs. The company's research and development costs are expensed as incurred. These expenses are aimed at discovery and commercialization of new knowledge with the intent that such effort will be useful in developing a new product or in bringing about a significant improvement to an existing product or process. Total expenses were $12,404,000, $12,469,000 and $12,425,000 in 1997, 1996 and 1995, respectively. The balance of expenses reflected on the Consolidated Statements of Income relates to technical services which include routine product testing, quality control and sales support service.

                                            Stepan Company 1997 Annual Report 27


Income Taxes. The provision for income taxes includes federal, foreign, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Translation of Foreign Currencies. Assets and liabilities of consolidated foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at year end, while revenues and expenses are translated at average exchange rates prevailing during the year. The resulting translation adjustments are included in stockholders' equity. Gains or losses on foreign currency transactions and the related tax effects are reflected in net income.

Derivative Financial Instruments. The company's utilization of derivative financial instruments consists of the use of forward exchange contracts to hedge firm foreign currency commitments. The unrealized gains and losses are deferred and included in the measurement of the related foreign currency transaction. Gains and losses on unhedged foreign currency transactions are included in income.

Long-Lived Assets. Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that operating assets and associated goodwill be written down to fair value whenever an impairment review indicates that the carrying value cannot be recovered on an undiscounted cash flow basis. After any such noncash write-down, results of operations would be favorably affected by reduced depreciation, depletion and amortization charges. During 1996, the company adopted this statement. The company has determined that no impairment loss has needed to be recognized for applicable assets of continuing operations.

Stock-Based Compensation. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock. See Note 8.

Per Share Data. In 1997, the company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," effective December 15, 1997. Accordingly, basic earnings per share amounts are computed based on the weighted-average number of common shares outstanding. Net income used in computing basic earnings per share has been reduced by dividends paid to preferred stockholders. Diluted earnings per share amounts are based on the increased number of common shares that would be outstanding assuming the exercise of certain outstanding stock options and the conversion of the convertible preferred stock, when such conversion would have the effect of reducing earnings per share. The adoption of Statement of Financial Accounting Standards No. 128 had no effect on previously reported per share data. See Note 14 for the computation of earnings per share.

Reclassifications. Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform to the 1997 presentation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

28 Notes to Consolidated Financial Statements for the years ended December 31, 1997, 1996 and 1995

2.   Acquisitions
--------------------------------------------------------------------------------

In April 1997, the company acquired the West Coast anionic surfactant business from Lonza, Inc. The acquisition consisted of intangible assets, including customer lists, goodwill, know-how and a non-compete covenant. No manufacturing facilities were included in the agreement. The acquisition enables the company to significantly strengthen its market share in the personal care market on the West Coast.

     In April 1996, the company acquired a sulfonation plant from Shell Group in Cologne, Germany. This plant, organized as a German subsidiary, allows the company to serve Northern European customers with a wide range of sulfate and sulfonate products used in household, personal care, individual, institutional and agricultural markets. The purchase consisted of land, sulfonation equipment, and intangible assets. The acquisition was accounted for as a purchase, and the results of the subsidiary have been included in the accompanying consolidated financial statements since the date of acquisition. Had the results of this subsidiary been included commencing with operations in 1996, the reported results would not have been materially affected.

3.   Inventories
--------------------------------------------------------------------------------
The composition of inventories was as follows:

                                        December 31
                                    ------------------
(Dollars in Thousands)                 1997       1996
------------------------------------------------------
Finished products                   $31,110    $30,689
Raw materials                        17,889     19,553
------------------------------------------------------
  Total inventories                 $48,999    $50,242
======================================================

     If the first-in, first-out (FIFO) inventory valuation method had been used, inventories would have been approximately $11,900,000 and $12,800,000 higher than reported at December 31, 1997 and 1996, respectively.

4.   Debt
--------------------------------------------------------------------------------
Debt was composed of the following:

                                                  December 31
                                             --------------------
(Dollars in Thousands)        Maturity Dates     1997        1996
-----------------------------------------------------------------
Unsecured promissory notes
   7.22%                        1999-2008    $ 30,000    $ 30,000
   7.77%                        2000-2010      30,000      30,000
   7.69%                        2001-2005      10,000      10,000
   9.70%                        1998-2005       8,000      10,000
   9.52%                        1998-1999       3,572       6,429
   9.70%                        1998-1999       1,667       2,667
  10.54%                           --              --       2,379
Unsecured bank debt               2003         10,800      12,200
Debt of foreign subsidiaries
  payable in foreign currency   1998-2006       6,816       5,865
-----------------------------------------------------------------
     Total debt                               100,855     109,540
     Less current maturities                    5,957       6,973
-----------------------------------------------------------------
       Long-term debt                        $ 94,898    $102,567
=================================================================

     Unsecured bank debt at December 31, 1997, consisted of borrowings under a committed $45,000,000 revolving credit agreement with interest at varying rates averaging 6.22 percent during the year. This agreement required a commitment fee of .25 percent per annum on the unused portion of the commitment. Periodically, the company also had other borrowings under notes payable to banks of which there were no outstanding balances at December 31, 1997 and 1996.

     On January 9, 1998, the company entered into a new committed five year $45,000,000 revolving credit agreement, replacing the old agreement. Terms and conditions are substantially the same as the previous agreement. Interest rate spreads and commitment fees are dependent on the company's capitalization structure, and are lower than under the old agreement.

     The various loan agreements contain provisions which, among others, require maintenance of certain financial ratios and place limitations on additional debt, investments and payment of dividends. Unrestricted retained earnings were $52,623,000 and $46,689,000 at December 31, 1997 and 1996, respectively. The company is in compliance with all loan agreements.

     Debt at December 31, 1997, matures as follows: $5,957,000 in 1998; $6,423,000 in 1999; $7,052,000 in 2000; $9,048,000 in 2001; $9,044,000 in 2002
and $63,331,000 after 2002.

     Net interest expense for the years ended December 31 was composed of the following:

(Dollars in Thousands)       1997        1996        1995
---------------------------------------------------------
Interest expense          $8,205      $9,165       $9,043
Interest income             (173)       (671)        (629)
---------------------------------------------------------
                           8,032       8,494        8,414
Capitalized interest        (437)     (1,251)        (549)
---------------------------------------------------------
  Interest, net           $7,595      $7,243       $7,865
=========================================================

                                          Stepan Company 1997 Annual Report   29

5.   Leased Properties
--------------------------------------------------------------------------------

The company leases certain property and equipment (primarily transportation equipment, buildings and computer equipment) under operating leases. Total rental expense was $3,884,000, $3,474,000 and $3,398,000 in 1997, 1996 and 1995,
respectively.

     Minimum future rental payments under operating leases with terms in excess of one year as of December 31, 1997, are:

(Dollars in Thousands)                Year          Amount
----------------------------------------------------------
                                     1998          $ 3,288
                                     1999            2,283
                                     2000            1,743
                                     2001            1,293
                                     2002              671
                       Subsequent to 2002            2,091
----------------------------------------------------------
     Total minimum future rental payments          $11,369
==========================================================

6.   Income Taxes
--------------------------------------------------------------------------------

The provision for taxes on income and the related income before taxes are as follows:

Taxes on Income
(Dollars in Thousands)                                1997          1996         1995
-------------------------------------------------------------------------------------
Federal
   Current                                         $11,321       $ 9,785      $ 3,698
   Deferred                                           (321)           54        2,003
State
   Current                                           1,953         1,863          899
   Deferred                                            502          (345)         278
Foreign
   Current                                           1,451         2,700        1,973
   Deferred                                           (442)         (863)          21
-------------------------------------------------------------------------------------
     Total                                         $14,464       $13,194      $ 8,872
=====================================================================================

Income before Taxes
(Dollars in Thousands)                                1997          1996         1995
-------------------------------------------------------------------------------------
Domestic                                           $31,758       $28,420      $18,044
Foreign                                              3,116         3,841        6,947
-------------------------------------------------------------------------------------
   Total                                           $34,874       $32,261      $24,991
=====================================================================================

     No federal income taxes have been provided on $24,534,000 of undistributed earnings of the company's foreign subsidiaries. In general, the company reinvests earnings of foreign subsidiaries in their operations indefinitely. However, the company will repatriate earnings from a subsidiary where excess cash has accumulated and it is advantageous for tax or foreign exchange reasons. Because of the probable availability of foreign tax credits, it is not practicable to estimate the amount, if any, of the deferred tax liability on earnings reinvested indefinitely.

     The variations between the effective and statutory federal income tax rates are summarized as follows:

                                                                                    1997                 1996                 1995
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                                   Amount        %      Amount        %     Amount         %
-----------------------------------------------------------------------------------------------------------------------------------
Income tax provision at statutory tax rate                              $12,206     35.0     $11,292     35.0     $8,747      35.0
State taxes on income less applicable federal tax benefit                 1,215      3.5         987      3.1        765       3.1
Effect of equity in foreign joint ventures                                  665      1.9         308      1.0         --        --
Other items                                                                 378      1.1         607      1.8       (640)     (2.6)
-----------------------------------------------------------------------------------------------------------------------------------
   Total income tax provision                                           $14,464     41.5     $13,194     40.9     $8,872      35.5
===================================================================================================================================

     The net deferred tax liability at December 31 is comprised of the following:

(Dollars in Thousands)                               1997        1996
----------------------------------------------------------------------
Current deferred income taxes
   Gross assets                                  $  7,469    $ 14,970
   Gross liabilities                                 (833)     (4,267)
----------------------------------------------------------------------
      Total current deferred tax assets             6,636      10,703
Non-current deferred income taxes
 Gross assets                                      12,558       6,135
 Gross liabilities                                (44,816)    (42,089)
----------------------------------------------------------------------
   Total non-current deferred tax liabilities     (32,258)    (35,954)
----------------------------------------------------------------------
Net deferred tax liability                       $(25,622)   $(25,251)
======================================================================

     At December 31, the tax effect of significant temporary differences representing deferred tax assets and liabilities is as follows:

(Dollars in Thousands)                            1997          1996
---------------------------------------------------------------------
Tax over book depreciation                    $(40,705)     $(36,691)
Safe Harbor leases                              (2,971)       (3,452)
SFAS No. 87 pension accounting                  (2,894)       (2,716)
State income tax accrual                         1,444         1,377
Deferred revenue                                 5,942         5,813
Book reserves deductible in other periods       14,277        10,652
Other, net                                        (715)         (234)
---------------------------------------------------------------------
   Net deferred tax liability                 $(25,622)     $(25,251)
=====================================================================

30 Notes to Consolidated Financial Statements for the years ended December 31, 1997, 1996 and 1995

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

     At December 31, 1997, treasury stock consists of 133,874 shares of preferred stock and 516,304 shares of common stock. At December 31, 1996, treasury stock consisted of 20,208 shares of preferred stock and 269,403 shares of common stock.

8.   Stock Option Plans
--------------------------------------------------------------------------------

The company has two fixed stock option plans--1982 Plan and 1992 Plan. The 1992 Plan extends participation to directors who are not employees of the company. No further grants may be made under the 1982 Plan. The 1992 Plan authorizes the award of up to 1,600,000 shares of the company's common stock for stock options ("options") and stock appreciation rights ("SAR"). SARs entitle the employee to receive an amount equal to the difference between the fair market value of a share of stock at the time the SAR is exercised and the exercise price specified at the time the SAR is granted. Options are granted at the market price on the date of grant. An option may not be exercised within two years from the date of grant and no option will be exercisable after ten years from the date granted.

     The company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the 1992 Plan been determined based on the fair value at the grant date for awards in 1997 and 1996 consistent with the provisions of SFAS No. 123, the company's net income and earnings per share would have been reduced to the following pro forma amounts:

(In Thousands, except per share data)         1997      1996      1995
----------------------------------------------------------------------
Net Earnings--as reported                  $20,410   $19,067   $16,119
Net Earnings--pro forma                     19,716    18,556    16,117
Basic Earnings per share--
   as reported                             $  1.97   $  1.80   $  1.51
Basic Earnings per share--
   pro forma                                  1.90      1.75      1.51
Diluted Earnings per share--
   as reported                                1.86      1.71      1.46
Diluted Earnings per share--
   pro forma                                  1.80      1.66      1.46
----------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995: expected dividend yield of 2.7% in 1997 and 3.0% in 1996 and 1995; expected volatility of 28%; expected lives of 7.5 years; and risk-free interest rate of 6.24% in 1997, 6.89% in 1996 and 7.06% in 1995.

                                         Stepan Company 1997 Annual Report    31

   A summary of the status of the company's stock option plans at December 31, 1997, 1996 and 1995 and changes during the years then ended is presented as follows:

                                                                                   Weighted-
                                                                                    Average
                                                                         1997      Exercise           1996            1995
                                                                       Shares         Price         Shares          Shares
----------------------------------------------------------------------------------------------------------------------------
Options outstanding, beginning of year                              1,266,252       $ 15.04      1,044,810       1,126,704
Options exercised                                                    (200,500)        11.23        (44,826)        (55,800)
Options cancelled                                                      (4,000)        19.75         (5,112)        (27,088)
Options granted                                                       105,000         19.25        271,380             994
----------------------------------------------------------------------------------------------------------------------------
Options outstanding, end of year                                    1,166,752         16.05      1,266,252       1,044,810
----------------------------------------------------------------------------------------------------------------------------
Option price range at end of year                                  $  9.43750-                  $  9.43750-     $  8.12500-
                                                                   $ 19.75000                   $ 19.75000      $ 19.62500
Option price range for exercised shares                            $ 19.43750-                  $  8.12500-     $  8.12500-
                                                                   $ 18.21875                   $ 18.21875      $ 14.68750
----------------------------------------------------------------------------------------------------------------------------
Options available for grant at end of year                            546,122                      647,122         913,390
----------------------------------------------------------------------------------------------------------------------------
Weighted-average fair value of options, granted during the year    $     6.18                   $     6.35      $     6.38
----------------------------------------------------------------------------------------------------------------------------

   A summary of stock options outstanding at December 31, 1997, is as follows:

                                                          Options Outstanding              Options Exercisable
                                                     -------------------------------------------------------------
                                                            Weighted-     Weighted-                     Weighted-
                                          Number              Average       Average          Number       Average
Range of                             Outstanding            Remaining      Exercise     Exercisable      Exercise
Exercise Price                       at 12/31/97     Contractual Life         Price     at 12/31/97         Price
------------------------------------------------------------------------------------------------------------------
      $ 9.43750                          101,800                 2.33       $  9.44         101,800       $  9.44
$ 12.09375 - $14.00000                   489,300                 5.99         13.82         489,300         13.82
$ 18.21875 - $19.75000                   575,652                 7.08         19.12         203,272         18.23
------------------------------------------------------------------------------------------------------------------
                                       1,166,752                 6.21       $ 16.05         794,372       $ 14.39
------------------------------------------------------------------------------------------------------------------

9.  Pension Plans
-------------------------------------------------------------------------------
The company has non-contributory defined benefit plans covering substantially all employees. The benefits under these plans are based primarily on years of service and compensation levels. The company funds the annual provision deductible for income tax purposes. The plans' assets consist principally of marketable equity securities and government and corporate debt securities. The plans' assets at December 31, 1997, include $12,443,000 of the company's common stock.
   Net 1997, 1996 and 1995 periodic pension cost for the plans consists of the following:

(Dollars in Thousands)                          1997          1996         1995
--------------------------------------------------------------------------------
Service cost                                $  1,754      $  1,664      $ 1,244
Interest cost on projected
   benefit obligation                          3,029         2,700        2,383
Actual return on plan assets                 (13,130)       (6,732)      (8,653)
Net amortization and deferral                  8,669         2,478        4,611
--------------------------------------------------------------------------------
   Net pension expense (income)             $    322      $    110      $  (415)
================================================================================

   The reconciliation of the funded status of the plans to the amount reported in the company's consolidated balance sheet is as follows:

(Dollars in Thousands)                             1997         1996
--------------------------------------------------------------------------------
Vested benefit obligation                     $ (32,098)   $ (27,013)
--------------------------------------------------------------------------------
Accumulated benefit obligation                  (35,955)     (30,306)
--------------------------------------------------------------------------------
Projected benefit obligation                    (44,391)     (37,696)
Plan assets at fair value                        64,786       52,304
--------------------------------------------------------------------------------
Plan assets in excess of projected
   benefit obligation                            20,395       14,608
Unrecognized net gain                           (13,763)      (6,871)
Unamortized net transitional assets              (1,701)      (2,268)
Unamortized prior service cost                    1,994        1,140
--------------------------------------------------------------------------------
   Prepaid pension asset                      $   6,925    $   6,609
================================================================================

   The prepaid pension asset is included in the "Other Assets" caption on the Consolidated Balance Sheets.
   The projected benefit obligations were determined using a discount rate of
7.25 and 7.75 percent for 1997 and 1996, respectively. The projected benefit obligations were determined under assumed compensation increases ranging from
4.50 percent to 6.50 percent for different employee groups for 1997 and 5.00 percent to 7.00 percent for 1996. The assumed long-term rate of return on plan assets was 8.50 percent for 1997 and 1996. The plans' net transitional assets are being amortized over a period of 15 years. The prior service costs are being amortized over an average of 12 years.

32 Notes to Consolidated Financial Statements for the years ended December 31, 1997, 1996 and 1995


10.  Accrued Liabilities
--------------------------------------------------------------------------------

Accrued liabilities consisted of:


                                           December 31
                                      ----------------------
(Dollars in Thousands)                    1997         1996
------------------------------------------------------------
Accrued payroll and benefits          $ 13,824     $ 11,236
Accrued customer discounts               6,307        3,806
Deferred revenue--current                4,328        3,564
Accrued environmental and
   legal matters (Note 12)               3,000        4,500
Other accrued liabilities                6,383        9,880
------------------------------------------------------------
   Total accrued liabilities          $ 33,842     $ 32,986
============================================================

11.  Other Non-current Liabilities
--------------------------------------------------------------------------------

Other non-current liabilities were comprised of the following:


                                                    December 31
                                               ----------------------
(Dollars in Thousands)                             1997         1996
---------------------------------------------------------------------
Deferred revenue                               $  9,892     $ 10,974
Environmental and legal matters (Note 12)        17,597       16,526
---------------------------------------------------------------------
   Total other non-current liabilities         $ 27,489     $ 27,500
=====================================================================

   During 1997 and 1996, the company received prepayments on certain multi-year commitments for future shipments of products. As the commitments are fulfilled, a proportionate share of the deferred revenue is recognized into income. Related deferred revenue at December 31, 1997 and 1996 is $14,219,000 and $14,538,000,
respectively, of which the amount recognizable within one year is included in the "Accrued Liabilities" caption of the Consolidated Balance Sheets.


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

   After partial remediation payments at certain sites, the company has estimated a range of possible environmental and legal losses from $4.2 million to $25.8 million at December 31, 1997, compared to $4.1 million to $26.5 million at December 31, 1996. At December 31, 1997, the company's reserve was $20.6 million for legal and environmental matters compared to $21.0 million at December 31, 1996. The company made payments of $3.0 million in 1997 and $8.2 million in 1996 related to legal costs, settlements and costs related to remedial design studies at various sites.

   At certain of the sites, estimates cannot be made of the total costs of compliance, or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings, in the 1997 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which are available upon request from the company.

                                         Stepan Company 1997 Annual Report    33


13. Geographic Data
--------------------------------------------------------------------------------

(Dollars in Thousands)                 1997          1996         1995
-----------------------------------------------------------------------
United States
   Net Sales--Unaffiliated        $ 494,496     $ 449,544    $ 452,013
   Interarea Transfers               16,897        15,338       13,052
                                 --------------------------------------
        Total                     $ 511,393     $ 464,882    $ 465,065
   Operating Income                  40,992        37,034       25,938
   Identifiable Assets              330,671       333,598      315,393
=======================================================================
Other
   Net Sales--Unaffiliated        $  87,453     $  87,091    $  76,205
   Interarea Transfers               22,961        20,025       19,971
                                 --------------------------------------
        Total                     $ 110,414     $ 107,116    $  96,176
   Operating Income                   3,378         3,352        6,682
   Identifiable Assets               44,265        47,414       47,134
=======================================================================
Eliminations
   Net Sales                      $ (39,858)    $ (35,363)   $ (33,023)
=======================================================================
Consolidated
   Net Sales                      $ 581,949     $ 536,635    $ 528,218
   Operating Income                  44,370        40,386       32,620
   Identifiable Assets              374,936       381,012      362,527
=======================================================================

Interarea transfers consist principally of surfactant intermediates and finished products. They are generally transferred at cost plus an appropriate mark-up for profit. Marketing and services in the United States, Canada and Mexico are managed as a single enterprise. However, in compliance with Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," the United States is reported as a separate geographic area. Other includes subsidiaries in Canada, Mexico and Europe.


14.  Earnings Per Share
--------------------------------------------------------------------------------

Below is the computation of basic and diluted earnings per share for the years ended December 31, 1997, 1996 and 1995:


(In Thousands, except per share amounts)                                                   1997         1996         1995
--------------------------------------------------------------------------------------------------------------------------
Computation of Basic Earnings per Share
Net income                                                                             $ 20,410     $ 19,067     $ 16,119
Deduct dividends on preferred stock                                                       1,027        1,068        1,069
--------------------------------------------------------------------------------------------------------------------------
Income applicable to common stock                                                      $ 19,383     $ 17,999     $ 15,050

Weighted-average number of shares outstanding                                             9,831       10,002        9,984

Basic earnings per share                                                               $   1.97     $   1.80     $   1.51
==========================================================================================================================

Computation of Diluted Earnings per Share
Net income                                                                             $ 20,410     $ 19,067     $ 16,119

Weighted-average number of shares outstanding                                             9,831       10,002        9,984
Add net shares from assumed exercise of options (under treasury stock method)               275          242          166
Add weighted-average shares from assumed conversion of convertible preferred stock          853          887          888
--------------------------------------------------------------------------------------------------------------------------
Shares applicable to diluted earnings                                                    10,959       11,131       11,038

Diluted earnings per share                                                             $   1.86     $   1.71     $   1.46
==========================================================================================================================

34   Stepan Company 1997 Annual Report

Five Year Summary
(In Thousands, except per share and employee data)


For the Year                               1997       1996       1995      1994        1993
---------------------------------------------------------------------------------------------
Net Sales                                $581,949   $536,635   $528,218   $443,948   $438,825
Operating Income                           44,370     40,386     32,620     29,853     27,335
  Percent of net sales                       7.6%       7.5%       6.2%       6.7%       6.2%
---------------------------------------------------------------------------------------------
Pre-tax Income                             34,874     32,261     24,991     22,512     19,624
  Percent of net sales                       6.0%       6.0%       4.7%       5.1%       4.5%
---------------------------------------------------------------------------------------------
Provision for Income Taxes                 14,464     13,194      8,872      8,667      8,848
---------------------------------------------------------------------------------------------
Net Income                                 20,410     19,067     16,119     13,845     10,776
  Per share (basic)/(a)(b)/                  1.97       1.80       1.51       1.29        .98
  Percent of net sales                       3.5%       3.6%       3.1%       3.1%       2.5%
  Percent to stockholders' equity/(c)/      15.5%      15.6%      14.5%      13.3%      10.8%
---------------------------------------------------------------------------------------------
Cash Dividends Paid                         6,069      5,846      5,540      5,294      5,105
  Per common share/(a)/                     .5125      .4775      .4475      .4250      .4050
---------------------------------------------------------------------------------------------
Depreciation and Amortization              35,281     32,138     30,384     28,935     27,679
Capital Expenditures                       35,589     44,923     39,247     42,884     25,435
Weighted-Average Common Shares
  Outstanding/(a)/                          9,831     10,002      9,984      9,924      9,894
---------------------------------------------------------------------------------------------
As of Year End
---------------------------------------------------------------------------------------------
Working Capital                          $ 63,789   $ 70,322   $ 66,856   $ 48,915   $ 48,569
Current Ratio                                 1.8        1.8        1.8        1.6        1.7
---------------------------------------------------------------------------------------------
Property, Plant and
  Equipment, net                          206,601    207,159    192,470    183,657    170,270
Total Assets                              374,936    381,012    362,527    324,948    300,488
Long-term Debt, less
  current maturities                       94,898    102,567    109,023     89,795     89,660
---------------------------------------------------------------------------------------------
Stockholders' Equity                      137,598    131,615    122,477    111,302    104,217
  Per share/(a)(d)/                         13.01      12.24      11.25      10.27       9.65
Number of Employees                         1,292      1,270      1,267      1,265      1,302
=============================================================================================

/(a)/  Adjusted for two-for-one common stock split in 1994.

/(b)/ Based on weighted-average number of common shares outstanding during the year.

/(c)/  Based on equity at beginning of year.

/(d)/ Based on common shares and the assumed conversion of the convertible preferred shares outstanding at year end.

                                       Stepan Company 1997 Annual Report  35

Quarterly Stock Data (Unaudited)

                                                                                                                  Dividends Paid
                                                                             Stock Price Range                   Per Common Share
                                                                   -----------------------------------------------------------------
                                                                         1997                 1996              1997        1996
                                                                   -----------------------------------------------------------------
Quarter                                                              High      Low        High       Low
----------------------------------------------------------------------------------------------------------
 First                                                             $20 3/8    $18 1/4    $19 3/4   $15 3/4      12.50c      11.75c
 Second                                                             24 5/8     18         20 1/2    18          12.50c      11.75c
 Third                                                              26 3/4     22 1/16    19        17          12.50c      11.75c
 Fourth                                                             32 3/8     26         20 1/2    16 7/8      13.75c      12.50c
                                                                                                               ---------------------
Year                                                                32 3/8     18         20 1/2    15 3/4      51.25c      47.75c
====================================================================================================================================

Quarterly Financial Data (Unaudited)
(Dollars in Thousands, except per share data)

                                                                                                     1997
                                                                          ----------------------------------------------------------
Quarter                                                                       First      Second       Third      Fourth        Year
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                  $139,670    $153,650    $146,502    $142,127    $581,949
------------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                                                 24,045      27,284      28,305      24,537     104,171
------------------------------------------------------------------------------------------------------------------------------------
Interest, net                                                                (1,870)     (1,900)     (1,855)     (1,970)     (7,595)
------------------------------------------------------------------------------------------------------------------------------------
Pre-tax Income                                                                7,539      10,461      10,962       5,912      34,874
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                    4,477       6,323       6,143       3,467      20,410
------------------------------------------------------------------------------------------------------------------------------------
Net Income per Share                                                            .43         .62         .60         .33        1.97
====================================================================================================================================
                                                                                                     1996
                                                                          ----------------------------------------------------------
Quarter                                                                      First       Second       Third      Fourth        Year
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                  $130,643    $137,926    $137,922    $130,144    $536,635
------------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                                                 25,875      25,030      22,242      23,068      96,215
------------------------------------------------------------------------------------------------------------------------------------
Interest, net                                                                (1,987)     (1,732)     (1,643)     (1,881)     (7,243)
------------------------------------------------------------------------------------------------------------------------------------
Pre-tax Income                                                                9,143       8,722       7,540       6,856      32,261
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                    5,635       5,173       4,202       4,057      19,067
------------------------------------------------------------------------------------------------------------------------------------
Net Income per Share                                                            .54         .49         .39         .38        1.80
====================================================================================================================================
