Form 10-K, Exhibit 13
period 1998-12-31
STEPAN CO
filed 1999-03-29
CIK 94049

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results of Operations

1998 Compared with 1997

Net sales for 1998 rose five percent to a record $610.5 million. The increase was primarily due to a seven percent growth in sales volume. Net sales by product group were as follows (prior year data has been reclassified to conform to 1998 presentation):

                                                                                Percent
(Dollars in Thousands)                    1998                1997               Change
---------------------------------------------------------------------------------------------
Surfactants                           $478,289            $457,109                   +5
Polymers                               112,625             105,754                   +6
Specialty Products                      19,537              19,086                   +2
---------------------------------------------------------------------------------------------
   Total                              $610,451            $581,949                   +5
---------------------------------------------------------------------------------------------

  Surfactants are a principal ingredient in consumer and industrial cleaning products such as detergents, shampoos, lotions, toothpastes and cosmetics. Other applications include lubricating ingredients and emulsifiers for spreading of insecticides and herbicides.

  Surfactants net sales, accounting for 78 percent of total revenues, increased $21.2 million, or five percent, from year to year. Most of the increase ($16.9 million) was due to foreign operations which reported a 19 percent rise in net sales on a 25 percent increase in sales volume. All foreign subsidiaries recorded net sales and sales volume increases. Sales for the Colombian subsidiary, consolidated for the first time in 1998, also contributed to the foreign results. There was no material exchange rate impact on net sales. Domestic operations, which constitute 78 percent of total surfactant net sales, posted a $4.3 million, or one percent, increase on volume that remained flat. Significantly lower export sales volumes to Asia and Central America offset modest volume gains from U.S. customers.

  The polymers product group includes phthalic anhydride (PA), polyurethane systems and polyurethane polyols. PA is used in polyester alkyd resins and plasticizers for applications in construction materials and components of automotive, boating and other consumer products. Polyurethane systems provide thermal insulation and are sold to the construction, industrial and appliance markets. Polyurethane polyols are used in the manufacture of laminate board for the construction industry. Polymers net sales, accounting for 18 percent of the company's business, increased six percent on sales volume that was up 22 percent. Sales volume for polyurethane polyols increased 25 percent and was the largest contributor to the polymer sales growth. Polyols accounted for 50 percent of polymers net sales. Polyurethane systems net sales increased six percent on sales volume that improved 13 percent. PA net sales declined nine percent from last year despite a 21 percent sales volume increase. A decrease in average selling prices more than offset the impact of the increase in sales volume. Oversupply in the marketplace together with lower raw material costs led to the decline in selling prices. PA accounted for 33 percent of polymers' 1998 net sales.

     Specialty products include flavors, emulsifiers and solubilizers used in the food and pharmaceutical industry. Net sales for the year were $0.5 million, or two percent, greater than a year ago. Higher selling prices contributed to the modest increase.

     Gross profit increased seven percent to $111.6 million in 1998 from $104.2 million in 1997. Surfactants gross profit rose three percent from $77.1 million in 1997 to $79.7 million in 1998. The increase was driven by a four percent increase in sales volume. Foreign surfactants operations reported a $1.6 million, or 13 percent, increase between years. Improved sales volumes for Mexican and German operations coupled with the consolidation of Colombian operations for the first time in 1998 led to the increase in foreign operations. The increase was somewhat tempered by reduced margins. Domestic surfactants posted a $1.0 million, or two percent, rise in gross profit due to increased margins. Lower export sales dampened the domestic result. Polymers gross profit increased 18 percent to $26.9 million in 1998 from $22.8 million in 1997. The major factor for the increase was a 70 percent improvement in polyurethane polyols earnings.

Better volumes and margins accounted for the growth. Polyurethane systems posted a one percent increase in gross profit due to higher sales volume partially offset by lower margins. A shift to a less profitable sales mix was responsible for the decline in margins. PA gross profit dropped 26 percent from that reported in 1997. A decline in margins more than offset the increase in volume. Price reductions due to the competitiveness brought on by oversupply in the marketplace led to the decrease in margin. Specialty products gross profit increased by $0.7 million, or 16 percent, rising to $5.0 million in 1998 from $4.3 million in 1997. The improvement was primarily due to increased margins.

     Average raw material costs declined approximately three percent from 1997 to 1998. Manufacturing labor costs increased mainly due to higher fringe benefit costs and normal annual pay raises. Total number of company employees increased to 1,372 during 1998 from 1,292 in 1997. Most of the change occurred due to non-manufacturing employee numbers and to employees added as a result of the Colombian acquisition. Depreciation expense increased to $34.8 million in 1998 from $33.5 million in 1997.

     Operating income was $45.4 million, a two percent increase over 1997. Operating expenses, consisting of marketing, administrative and research expenses, rose 11 percent from a year ago. Administrative expenses increased 15 percent as a result of unusually high consulting fees and severance costs. The acquisition of Stepan Colombia also contributed to the increase. Marketing expenses grew 15 percent due to increased payroll costs. The acquisition of Colombia and the start-up of operations in Brazil also added to marketing expenses. Research costs increased three percent due mainly to the growth of payroll cost.

     Pre-tax income rose 11 percent. Contributing to the increase was a $2.7 million improvement in joint venture equity income. Most of the improvement resulted from $3.1 million of 1997 exchange loss from the devaluation of the Philippine peso which did not recur in the same magnitude in 1998. The 1998 exchange loss was less than $0.1 million.

     The effective tax rate was 39.5 percent in 1998 compared to 41.5 percent in 1997. The lower effective tax rate was primarily attributable to the tax benefit realized on Philippine income during 1998 compared to the inability to secure a tax benefit from Philippine losses in the prior year (see Note 6 of the Notes to the Consolidated Financial Statements for a reconciliation of the statutory rate to the effective tax rate).

     Net income for 1998 rose to a record of $23.5 million, or $2.29 per share ($2.12 per share diluted), up 15 percent from $20.4 million, or $1.97 per share ($1.86 per share diluted), a year ago. The company expects another strong performance in 1999. Surfactant earnings should benefit from recent acquisitions of higher value-added products. Polymers earnings growth will be somewhat constrained by an increasingly competitive pricing environment. Significant efforts in the last year by the company's purchasing personnel should also lead to reduced raw material and supply costs.

1997 Compared with 1996

Net sales for 1997 rose eight percent to $581.9 million.  The increase was the
result of an 11 percent growth in sales volume.   Net sales by product group
were as follows (prior year data has been reclassified to conform to 1998 presentation):

                                                                                 Percent
(Dollars in Thousands)                     1997                  1996             Change
---------------------------------------------------------------------------------------------

Surfactants                            $457,109              $414,892                +10
Polymers                                105,754               103,444                 +2
Specialty Products                       19,086                18,299                 +4
---------------------------------------------------------------------------------------------
   Total                               $581,949              $536,635                 +8
---------------------------------------------------------------------------------------------

     Surfactants net sales, representing 79 percent of the company business, were the primary source for overall sales growth. The surfactants sales increase was due primarily to a 16 percent increase in domestic sales volume. The volume gain was achieved mainly from the acquisition of Lonza, Inc.'s

West Coast surfactant business and from increased demand for the company's laundry and cleaning and personal care products. The domestic market accounted for 85 percent of total surfactant volume. Foreign net sales were flat between years, despite a nine percent increase in sales volume. Weaker foreign currency exchange rates, particularly for the French franc, negatively impacted results.

     Polymers net sales, accounting for 18 percent of the company's business, increased two percent over 1996, despite volume being down three percent. Higher average selling prices, due largely to the passing on of raw material price increases, and increased sales volume for the more expensive polyurethane system products caused the rise in sales. Polyurethane systems posted significant net sales and volume improvements of 18 percent and 16 percent, respectively, compared to 1996. Offsetting these strong results, however, were decreased sales of both PA and polyurethane polyols. PA sales volume dropped seven percent from 1996 levels due to decreased customer demand plus increased first half of year internal requirements of PA in polyurethane polyols. Polyurethane polyols sales volume fell four percent as a result of the mid-year loss of a large customer. PA and polyurethane polyols accounted for 47 percent and 46 percent, respectively, of 1997 polymer sales volume.

     Specialty products revenue increased four percent on increased sales volume.

     Gross profit increased eight percent to $104.2 million, or 18 percent of net sales, in 1997 from $96.2 million, or 18 percent of net sales, in 1996. Surfactants 1997 gross profit of $77.1 million was 16 percent higher than 1996 profit of $66.4 million. Domestic earnings, driven by strong growth in sales volumes, increased 22 percent and accounted for the improvement in total surfactant profit. Foreign gross profit was down six percent to $12.6 million in 1997 from $13.4 million in 1996. Despite increased sales volume, European operations surfactant profit dropped $1.4 million, or 18 percent, due primarily to continued pressure on sales margins. Stepan Mexico earnings were also down slightly while Canadian operations results improved on increased sales volumes. Polymers gross profit fell eight percent to $22.8 million in 1997 from $24.9 million in 1996. Decreased sales volumes and margins led to the profit decline. Within the polymer group, PA and polyurethane polyol earnings declined by 21 percent and 12 percent, respectively. In both instances, lower volumes and margins caused the decrease. Price reductions necessitated by competitive situations led to PA's drop in margin. Higher raw material costs, which could only be partially passed along to customers, caused polyurethane polyols margin decrease. Polyurethane systems profit, up 59 percent from 1996 due to better margins and volumes, partially offset the results of the larger, two polymer product lines. A shift to a more profitable sales mix generated polyurethane systems margin improvement. Specialty products gross profit declined 12 percent to $4.3 million in 1997 from $4.9 million in 1996. Lower margins more than offset the increase in sales volume.

     Average raw material costs remained constant from year to year. Manufacturing labor costs increased due to higher fringe benefit costs and to normal annual pay increases. Total number of company employees increased to 1,292 in 1997 from 1,270 in 1996. Most of the increase occurred in non-manufacturing areas. Depreciation expense increased to $33.5 million in 1997 from $30.5 million in 1996 as a result of bringing into service significant capacity expansion projects as well as continuing capital spending for plant improvements.

     Operating income was $44.4 million in 1997, a 10 percent increase over 1996. Operating expenses, consisting of marketing, administrative and research expenses, rose seven percent from those reported in 1996. Administrative expenses climbed 15 percent as a result of 1996 benefiting from $4.2 million of insurance recoveries. Lower domestic 1997 travel and computer operations expenses and lower overall foreign expenses partially offset the impact of the

1996 insurance recoveries. Marketing expenses and research and development expenses each grew four percent over 1996. These increases were primarily the result of higher salaries and fringe benefits expenses.

     Negatively impacting pre-tax earnings was $1.0 million of increased losses of the company's equity joint ventures. Foreign exchange losses of $3.1 million for the Philippine joint venture, due to the devaluation of the Philippine peso, led to the increased loss.

     The effective tax rate was 41.5 percent in 1997 compared to 40.9 percent in 1996. The higher effective tax rate for the year was precipitated by the inability to apply a tax benefit to losses in the Philippines (see Note 6 of the Notes to the Consolidated Financial Statements for a reconciliation of the statutory rate to the effective tax rate).

     Net income for 1997 rose to $20.4 million, or $1.97 per share($1.86 per share diluted), up seven percent from $19.1 million, or $1.80 per share ($1.71 per share diluted), reported for 1996.

Fourth Quarter 1998 Compared with 1997

For the quarter ended December 31, 1998, the company reported net income of $5.6 million, or $0.55 per share ($0.51 per share diluted), compared to $3.5 million, or $0.33 per share ($0.32 per share diluted) in the fourth quarter of 1997. Net sales for the quarter grew six percent to $150.4 million from $142.1 million a year ago. Gross profit increased 15 percent to $28.3 million compared with $24.5 million for the fourth quarter of 1997. Surfactants earnings were up eight percent due to a strong performance by domestic operations and consolidation of the Colombian subsidiary. Polymers reported a 45 percent increase in gross profit mainly due to strong performance of polyurethane polyols based on increased sales volume and improved margins. Specialty products gross profit was essentially unchanged. Operating expenses were 11 percent higher than in the fourth quarter of 1997, primarily due to the increase of administrative expenses, in particular, unusually high severance costs and increased payroll expense and consulting fees in 1998.

Liquidity and Financial Condition

For the year ended December 31, 1998, net cash from operations totaled $58.8 million, a decrease of $4.0 million from year to year. However, cash flows for 1997 included $9.8 million in insurance recoveries, reflected in the $4.0 million accounts receivable decrease for that period. Net income was up by $3.0 million in 1998 compared to the prior year, while customer prepayments credited to deferred revenue totaled $0.8 million for 1998 compared to $3.3 million in 1997. Excluding the combined effects of both insurance recoveries and customer prepayments, net cash from operations increased by $8.3 million during 1998. During 1998, changes in working capital produced a $1.4 million cash source compared to $4.9 million, including $9.8 million in insurance recoveries, for 1997.

     Capital spending totaled $44.1 million during 1998, up by $8.5 million from the 1997 total. Investing activities for the current year included the acquisition of certain product lines and related intangible assets from DuPont and the acquisition of 100 percent ownership (up from 50 percent) of Stepan Colombia.

     During 1998, consolidated debt increased by $13.7 million, to $114.5 million. As of December 31, 1998, the ratio of long-term debt to long-term debt plus shareholders' equity was 42.1 percent, up from 40.8 percent as of December 31, 1997.

     On October 1, 1998, the company borrowed $30 million from two U.S. insurance companies, at 6.59 percent with a term of 15 years. The proceeds of this borrowing were used primarily to reduce short-term domestic bank debt which had totaled $25.8 million as of September 30, 1998. The terms of these new, unsecured loan agreements are substantially the same as those in the company's last private placement, which was completed in 1995.

     The company maintains contractual relationships with its domestic banks which provide for $45 million of committed, revolving credit which may be drawn upon as needed for general corporate purposes. The company entered into this new agreement on January 9, 1998, and canceled the previous agreement at the same time. The terms and conditions of the new agreement are substantially the same as for the previous agreement. Interest rate spreads and commitment fees are dependent on the company's capitalization structure, and are lower than under the old agreement.

     The company also meets short-term liquidity requirements through uncommitted bank lines of credit. The company's foreign subsidiaries maintain committed and uncommitted bank lines of credit in their respective countries to meet working capital requirements as well as to fund capital expenditure programs and acquisitions.

     The company anticipates that cash from operations and from committed credit facilities will be sufficient to fund anticipated capital expenditures, dividends and other planned financial commitments for the foreseeable future. Any substantial acquisitions would require additional funding.

Market Risk Analysis

FOREIGN CURRENCY EXCHANGE RISK

Forward exchange contracts are used from time to time to manage currency exposures for financial instruments denominated in currencies other than the entity's functional currency. The counter-parties to any such contracts are major financial institutions, therefore the credit risk of such contracts is considered insignificant. Corporate policy prohibits the purchase or sale of leveraged derivative financial instruments as well as the purchase or sale of any derivative financial instrument for trading purposes.

     Any unrealized gains or losses resulting from the use of hedge instruments are deferred and included in the measurement of the related foreign currency transaction. Gains or losses on unhedged foreign currency transactions are included in income. As of December 31, 1998, the company had no outstanding forward exchange contracts.

     The company's 50 percent owned Philippine joint venture has U.S. dollar denominated debt with the potential for future translation gains or losses. A 10 percent change in this exchange rate would not have a material effect on the company's operating results of cash flow. A substantial majority of the revenues of the Philippine joint venture is denominated in U.S. dollars.

INTEREST RATES

The company's debt was composed of fixed-rate and variable-rate borrowings totaling $110.6 million and $3.9 million, respectively, as of December 31, 1998. Over the course of 1999, it is projected that interest on variable-rate borrowings will comprise about 12 percent of the company's total interest expense. A 10 percent increase or decrease to short-term interest rates would be immaterial to the company's operating results or cash flow.

     The fair value of the company's fixed-rate debt, including current maturities, was estimated to be $116.0 million as of December 31, 1998, and exceeded the carrying value by approximately $5.4 million. Market risk was estimated as the potential increase to the fair value which would result from a hypothetical 10 percent decrease in the company's weighted average long-term borrowing rates at December 31, 1998, or $3.5 million. Such a rate decrease would be immaterial to future operating results or cash flow.

COMMODITY PRICE RISK

Certain raw materials are subject to price volatility caused by weather, petroleum prices and other unpredictable factors. The commodity price risk is not material to the company's consolidated financial position, results of operations or cash flow.

Environmental and Legal Matters

The company is subject to extensive federal, state and local environmental laws and regulations. Although the company's environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent environmental regulation could require the company to make additional unforeseen environmental expenditures. The company will continue to invest in the equipment and facilities necessary to comply with existing and future regulations. During 1998, the company's expenditures for capital projects related to the environment were $7.1 million and should approximate $4.0 to $5.0 million for 1999. These projects are capitalized and typically depreciated over 10 years. Capital spending on such projects is likely to continue at these levels in future years. Recurring costs associated with the operation and maintenance of facilities for waste treatment and disposal and managing environmental compliance in ongoing operations at our manufacturing locations were approximately $6.9 million for 1998 compared to $7.5 million for 1997. While difficult to project, it is not anticipated that these recurring expenses will increase significantly in the future.

      The company has been named by the government as a potentially responsible party at 16 waste disposal sites where cleanup costs have been or may be incurred under the federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. In addition, damages are being claimed against the company in general liability actions for alleged personal injury or property damage in the case of some disposal and plant sites. The company believes that it has made adequate provisions for the costs it may incur with respect to the sites. After partial remediation payments at certain sites, the company has estimated a range of possible environmental and legal losses from $4.1 million to $26.4 million at December 31, 1998, compared to $4.2 million to $25.8 million at December 31, 1997. At December 31, 1998, the company's reserve was $17.6 million for legal and environmental matters compared to $20.6 million at December 31, 1997. During 1998, expenditures related to legal and environmental matters approximated $3.6 million compared to $3.0 million expended in 1997. While it is difficult to forecast the timing of the expenditures, the company believes that $3.0 million of the $17.6 million reserve is likely to be paid out in 1999. The balance of the reserve would probably be paid out over many years (see also Note 12 of the Notes to Consolidated Financial Statements).

     For certain sites, estimates cannot be made of the total costs of compliance or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings, in the 1998 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which are available upon request from the company.

European Union

The European Council announced on December 31, 1998, irrevocably fixed conversion rates between the National Currency Units (NCU) of the 11 participating countries and the euro. Through July 1, 2002, the official "Transition Period", these National Currency Units will be considered to be sub-units of the euro. During the Transition Period, cash transactions for these 11 currencies may be settled in either NCUs or euros, with no compulsion or prohibition from either party. Stepan Company's U.S. and European banks are euro-ready and transaction costs will not be affected.

     The company expects that this conversion will result in generally higher competition within the single-currency zone, as a result of greater cross-border price transparency. This trend is expected to impact both the company's sales and raw material purchases with the net effect expected to be immaterial to both operating results and cash flows. The company will experience decreased currency risk on certain sales and raw material purchases within the single-currency zone.

     The company's internal computer systems are capable of handling currency conversions according to the rules announced by European Council. The company is capable of invoicing its customers and receiving payments, as well as making payments to suppliers, within the single-currency zone in either euro or the applicable NCU.

Year 2000 Readiness Disclosure

The Year 2000 issue is a result of computer systems that utilize two digits, rather than four, to represent a given year. Computer systems used by the company and its business partners that have date-sensitive processing may recognize a date using "00" as the year 1900 rather than year 2000. This could result in a system failure or inaccurate calculation that may interrupt normal business operations. The company has established a steering team to oversee all efforts and is addressing Year 2000 compliance for three major areas:
Information Technology ("IT") systems, non-"IT" systems and third-party relationships. The project plan involves three phases: inventory and assessment, remediation and testing and implementation.

     Implementation of approximately 70 percent of "IT" systems is fully complete and the remainder of the systems is in the process of remediation and testing. It is expected that 95 percent of the "IT" systems will be compliant with Year 2000 requirements in June 1999 and implementation of the remaining systems is planned for the third quarter of 1999.

     The non-"IT" systems are comprised of manufacturing process control, telephone, security, laboratory and other embedded chip systems. Identification and assessment of these systems are essentially complete. Implementation is expected to be complete the third quarter of 1999.

     The company has initiated formal communications with suppliers and service providers to determine the extent of their efforts in resolving Year 2000 issues. The assessment phase, which includes evaluation of responses and meetings with significant suppliers, is in progress and will continue through the first quarter of 1999. Contingency plans will be developed if responses indicate the probability of non-compliance with Year 2000 requirements.

     Costs for the Year 2000 project are currently estimated to be $2.9 million with $1.5 million expended to date. Of the total estimated cost, $1.9 million will be capitalized and the remaining will be expensed as incurred. These costs are not material to the overall "IT" budget and no projects have been deferred due to year 2000 efforts. The company's actual cost to achieve Year 2000 compliance could differ significantly from amounts disclosed above due to new issues which have not yet been identified.

     Although the company is in the process of implementing its Year 2000 project plan, there can be no assurance that all phases of the plan will be completed prior to the Year 2000 or that if completed prior to the Year 2000 that disruption will not occur. In addition, there can be no assurance that the company's customers, suppliers and service providers will successfully resolve their own Year 2000 issues in a manner which would not cause material impact to the company's operations and financial results. Recognizing these uncertainties, the company is in the process of identifying the most reasonable likely worst case scenarios. Contingency plans for these scenarios will be developed as warranted throughout 1999.

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



Walter J. Klein
Vice President - Finance


February 11, 1999

                    Report of Independent Public Accountants

To the Stockholders of Stepan Company:

We have audited the accompanying consolidated balance sheets of Stepan Company (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, cash flows and stockholders' equity, for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stepan Company and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



Chicago, Illinois,
February 11, 1999

                          Consolidated Balance Sheets
                          December 31, 1998 and 1997

(Dollars in Thousands)                                                                          1998             1997
---------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
       Cash and cash equivalents                                                            $    983         $  5,507
       Receivables, less allowances of $2,263 in 1998 and $2,121 in 1997                      81,890           81,018
       Inventories (Note 3)                                                                   52,496           48,999
       Deferred income taxes (Note 6)                                                         10,572            6,636
       Other current assets                                                                    3,817            4,322
---------------------------------------------------------------------------------------------------------------------
       Total current assets                                                                  149,758          146,482
---------------------------------------------------------------------------------------------------------------------

Property, Plant and Equipment:
       Land                                                                                    6,553            6,108
       Buildings and improvements                                                             61,838           58,670
       Machinery and equipment                                                               491,899          459,945
       Construction in progress                                                                8,311            2,943
---------------------------------------------------------------------------------------------------------------------
                                                                                             568,601          527,666
       Less: Accumulated depreciation                                                        353,505          321,065
---------------------------------------------------------------------------------------------------------------------
       Property, plant and equipment, net                                                    215,096          206,601
---------------------------------------------------------------------------------------------------------------------

Other Assets                                                                                  39,507           21,853
---------------------------------------------------------------------------------------------------------------------
       Total assets                                                                         $404,361         $374,936
=====================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
       Current maturities of long-term debt (Note 4)                                        $  6,807         $  5,957
       Accounts payable                                                                       43,977           42,894
       Accrued liabilities (Note 10)                                                          37,160           33,842
---------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                              87,944           82,693
---------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes (Note 6)                                                                39,920           32,258
---------------------------------------------------------------------------------------------------------------------
Long-term Debt, less current maturities (Note 4)                                             107,708           94,898
---------------------------------------------------------------------------------------------------------------------
Other Non-current Liabilities (Note 11)                                                       20,805           27,489
---------------------------------------------------------------------------------------------------------------------

Stockholders' Equity (Note 7):
       5 1/2 percent convertible preferred stock, cumulative, voting, without par value;
          authorized 2,000,000 shares; issued 784,417 in 1998 and 788,434
          shares in 1997                                                                      19,611           19,711
       Common stock, $1 par value; authorized 15,000,000 shares; issued
          9,997,736 shares in 1998 and 10,341,952 shares in 1997                               9,998           10,342

       Additional paid-in capital                                                             10,962            8,091
       Accumulated other comprehensive loss                                                   (9,050)          (7,337)
       Retained earnings                                                                     127,478          120,854
---------------------------------------------------------------------------------------------------------------------
                                                                                             158,999          151,661
       Less:  Treasury stock, at cost                                                         11,015           14,063
---------------------------------------------------------------------------------------------------------------------
       Stockholders' equity                                                                  147,984          137,598
---------------------------------------------------------------------------------------------------------------------
       Total liabilities and stockholders' equity                                           $404,361         $374,936
=====================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

                       Consolidated Statements of Income
              For the years ended December 31, 1998, 1997 and 1996

(Dollars in Thousands, except per share amounts)                          1998            1997            1996
--------------------------------------------------------------------------------------------------------------
Net Sales                                                             $610,451        $581,949        $536,635
--------------------------------------------------------------------------------------------------------------
Cost of Sales                                                          498,856         477,778         440,420
--------------------------------------------------------------------------------------------------------------
Gross Profit                                                           111,595         104,171          96,215
--------------------------------------------------------------------------------------------------------------

Operating Expenses:
   Marketing                                                            23,365          20,394          19,577
   Administrative                                                       21,825          18,964          16,549
   Research, development and technical services (Note 1)                20,982          20,443          19,703
--------------------------------------------------------------------------------------------------------------
                                                                        66,172          59,801          55,829
--------------------------------------------------------------------------------------------------------------

Operating Income                                                        45,423          44,370          40,386

Other Income (Expenses):
   Interest, net (Note 4)                                               (7,453)         (7,595)         (7,243)
   Income (loss) from equity joint ventures (Note 1)                       796          (1,901)           (882)
---------------------------------------------------------------------------------------------------------------
                                                                        (6,657)         (9,496)         (8,125)
---------------------------------------------------------------------------------------------------------------

Income Before Provision for Income Taxes                                38,766          34,874          32,261
Provision for Income Taxes (Note 6)                                     15,312          14,464          13,194
--------------------------------------------------------------------------------------------------------------
Net Income                                                            $ 23,454        $ 20,410        $ 19,067
==============================================================================================================

Net Income Per Common Share:
   Basic                                                              $   2.29        $   1.97        $   1.80
==============================================================================================================
   Diluted                                                            $   2.12        $   1.86        $   1.71
==============================================================================================================

Average Common Shares Outstanding (Note 1)                               9,843           9,831          10,002
==============================================================================================================

                                 Combined Sales

(Dollars in Thousands)

                   Surfactants               Polymers          Specialty Products          Consolidated Total

  1994                 336,224                 78,778                      28,946                     443,948
  1995                 394,928                115,833                      17,457                     528,218
  1996                 414,892                103,444                      18,299                     536,635
  1997                 457,109                105,754                      19,086                     581,949
  1998                 478,289                112,625                      19,537                     610,451

                         1998 Sales Dollar Distribution

(Dollars in Thousands)

Material                                               $367,109             60.1%
Other Expenses                                         $ 76,984             12.6%
Payroll and Fringes                                    $ 90,245             14.8%
Depreciation and Amortization                          $ 37,347              6.1%
Income Taxes                                           $ 15,312              2.5%
Net Income                                             $ 23,454              3.9%

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                     Consolidated Statements of Cash Flows
              For the years ended December 31, 1998, 1997 and 1996

(Dollars in Thousands)                                                      1998            1997            1996
----------------------------------------------------------------------------------------------------------------
Net Cash Flows from Operating Activities
  Net income                                                            $ 23,454        $ 20,410        $ 19,067
  Depreciation and amortization                                           37,347          35,281          32,138
  Deferred revenue recognition                                            (4,327)         (3,611)         (2,896)
  Customer prepayments                                                       800           3,292           7,375
  Deferred income taxes                                                    4,244           1,114          (1,710)
  Environmental and legal liabilities                                     (3,035)           (428)         12,925
  Other non-cash items                                                      (998)          1,860             548
  Changes in Working Capital:
     Receivables, net                                                        179           3,999          (5,203)
     Inventories                                                          (2,840)          1,243           4,121
     Accounts payable and accrued liabilities                              2,731           1,069          (1,113)
     Other                                                                 1,292          (1,364)            535
-----------------------------------------------------------------------------------------------------------------
     Net Cash Provided by Operating Activities                            58,847          62,865          65,787
-----------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
  Expenditures for property, plant and equipment                          (44,056)        (35,589)        (44,923)
  Investment in acquisitions                                              (21,195)         (4,999)         (3,859)
  Other non-current assets                                                  1,587             344             268
-----------------------------------------------------------------------------------------------------------------
     Net Cash Used for Investing Activities                               (63,664)        (40,244)        (48,514)
-----------------------------------------------------------------------------------------------------------------

Cash Flows from Financing and Other
  Related Activities
  Revolving debt and notes payable to banks, net                          (10,310)          1,210            (800)
  Other debt borrowings                                                    30,000               -           3,734
  Other debt repayments                                                    (6,151)         (9,660)         (9,190)
  Purchases of treasury stock, net                                         (8,402)         (8,863)         (3,492)
  Dividends paid                                                           (6,432)         (6,069)         (5,846)
  Stock option exercises                                                    1,728           2,252             464
  Other non-cash items                                                       (140)           (762)           (513)
-----------------------------------------------------------------------------------------------------------------
     Net Cash Provided by (Used for) Financing and
         Other Related Activities                                            293         (21,892)        (15,643)
----------------------------------------------------------------------------------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                      (4,524)            729           1,630
Cash and Cash Equivalents at Beginning of Year                             5,507           4,778           3,148
----------------------------------------------------------------------------------------------------------------

Cash and Cash Equivalents at End of Year                                $    983        $  5,507        $  4,778
================================================================================================================

Supplemental Cash Flow Information
 Cash payments of income taxes, net of refunds                          $  9,295        $ 16,059        $ 12,417
 Cash payments of interest                                              $  7,781        $  8,306        $ 10,838
================================================================================================================

                Capital Expenditures
               (Dollars in Thousands)

     1993                                     25,435
     1994                                     42,884
     1995                                     39,247
     1996                                     44,923
     1997                                     35,589
     1998                                     44,056

               Compound Annual Growth
                  Five Years +12%

                 Equity Per Share
                    (Dollars)

     1993                                     9.65
     1994                                    10.27
     1995                                    11.25
     1996                                    12.24
     1997                                    13.01
     1998                                    14.18

              Compound Annual Growth
                  Five Years +8%

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                Consolidated Statements of Stockholders' Equity
             For the years ended December 31, 1998, 1997 and 1996

                                                                                    Accumulated
                                     Convertible          Additional                       Other
                                       Preferred    Common   Paid-in    Treasury   Comprehensive        Retained    Comprehensive
(Dollars in Thousands)                     Stock     Stock   Capital       Stock    Income (Loss)       Earnings           Income

------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1996                 $19,929   $10,087   $ 4,568    $ (1,708)         (3,691)       $ 93,292               --
Sale of 44,826 shares
   under stock option plan                    --        45       419          --              --              --               --
Purchase of 184,587 shares of common
   treasury stock, net of sales               --        --        74      (3,492)             --              --               --
Conversion of preferred stock
   to common stock                            (5)       --         5          --              --              --               --
Net income                                    --        --        --          --              --          19,067          $19,067
Other comprehensive income:
    Foreign currency translation adjustments  --        --        --          --          (1,129)             --           (1,129)
                                                                                                                          -------
Comprehensive income                          --        --        --          --              --              --          $17,938
                                                                                                                          =======
Cash dividends paid                           --        --        --          --              --              --               --
   Preferred stock ($1.375 per share)         --        --        --          --              --          (1,068)              --
   Common stock (47.75c per share)            --        --        --          --              --          (4,778)              --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                19,924    10,132     5,066      (5,200)         (4,820)        106,513               --
Sale of 200,500 shares
   under stock option plan                    --       200     2,052          --              --              --               --
Purchase of 246,901 shares of common
   and 113,666 shares of preferred
   treasury stock, net of sales               --        --       101      (8,863)             --              --               --
Conversion of preferred stock
   to common stock                          (213)       10       203          --              --              --               --
Net income                                    --        --        --          --              --          20,410          $20,410
Other comprehensive income:
   Foreign currency translation adjustments   --        --        --          --          (2,517)             --           (2,517)
                                                                                                                          -------
Comprehensive income                          --        --        --          --              --              --          $17,893
                                                                                                                          =======
Cash dividends paid                           --        --        --          --              --              --               --
   Preferred stock ($1.375 per share)         --        --        --          --              --          (1,027)              --
   Common stock (51.25c per share)            --        --        --          --              --          (5,042)              --
Non-qualified stock option tax benefit        --        --       669          --              --              --               --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                19,711    10,342     8,091     (14,063)         (7,337)        120,854               --
Sale of 151,200 shares
   under stock option plan                    --       151     2,322          --              --              --               --
Purchase of 288,744 shares of common
   treasury stock, net of sales               --        --       462      (8,402)             --              --               --
Retirement of 500,000 shares of common
   treasury stock                             --      (500)     (552)     11,450              --         (10,398)              --
Conversion of preferred stock
   to common stock                          (100)        5        96          --              --              --               --
Net income                                    --        --        --          --              --          23,454          $23,454
Other comprehensive income:
    Foreign currency translation adjustments  --        --        --          --          (1,713)             --           (1,713)
                                                                                                                          -------
Comprehensive income                          --        --        --          --              --              --          $21,741
                                                                                                                          =======
Cash dividends paid                           --        --        --          --              --              --               --
   Preferred stock ($1.375 per share)         --        --        --          --              --            (896)              --
   Common stock (56.25c per share)            --        --        --          --              --          (5,536)              --
Non-qualified stock option tax benefit        --        --       543          --              --              --               --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998               $19,611   $ 9,998   $10,962    $(11,015)        $(9,050)       $127,478               --
====================================================================================================================================


     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                  Notes to Consolidated Financial Statements
             For the years ended December 31, 1998, 1997 and 1996


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

Principles of Consolidation

The consolidated financial statements include the accounts of Stepan Company and its wholly-owned foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The investment in the 50 percent owned joint venture in the Philippines is accounted for on the equity method and is included in the "Other Assets" caption on the Consolidated Balance Sheet. The company's share of the net earnings of the investment is included in consolidated net income. Operations in Colombia were accounted for using the equity method until May 8, 1998, when majority interest was obtained. See Note 2 for information on acquisitions.

Cash and Cash Equivalents

The company considers all highly liquid investments with original maturities of six months or less from the date of purchase to be cash equivalents.

Inventories

Inventories are valued at cost, which is not in excess of market value, and include material, labor and plant overhead costs. The last-in, first-out (LIFO) method is used to determine the cost of most company inventories. The first-in, first-out (FIFO) method is used for all other inventories. Inventories priced at LIFO as of December 31, 1998 and 1997, amounted to 86 percent and 91 percent of total inventories, respectively.

Property, Plant and Equipment

Depreciation of physical properties is provided on a straight-line basis over the estimated useful lives of various assets. Lives used for calculating depreciation are 30 years for buildings, 15 years for building improvements and from three to 15 years for machinery and equipment. Major renewals and betterments are capitalized in the property accounts, while maintenance and repairs ($18,335,000, $18,775,000 and $20,509,000 in 1998, 1997 and 1996,
respectively), which do not renew or extend the life of the respective assets, are charged to operations currently. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

     Interest charges on borrowings applicable to major construction projects are capitalized and subsequently amortized over the lives of the related assets.

Environmental Expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost or range of possible costs can be reasonably estimated. When no amount within the range is a better estimate than any other amount, at least the minimum is accrued. Some of the factors on which the company bases its estimates include information provided by feasibility studies, potentially responsible party negotiations and the development of remedial action plans. Expenditures that mitigate or prevent environmental contamination and that benefit future operations are capitalized. Capitalized expenditures are depreciated generally utilizing a 10 year life.
See Note 12 for contingency information.

Intangible Assets

Included in other assets are intangible assets consisting of patents, agreements not to compete, trademarks, customer lists and goodwill, all of which were acquired as part of business acquisitions. These assets are presented net of amortization provided on a straight-line basis over their estimated useful lives generally ranging from five to 15 years.

Research and Development Costs

The company's research and development costs are expensed as incurred. These expenses are aimed at discovery and commercialization of new knowledge with the intent that such effort will be useful in developing a new product or in bringing about a significant improvement to an existing product or process. Total expenses were $12,219,000, $12,404,000 and $12,469,000 in 1998, 1997 and
1996, respectively. The balance of expenses reflected on the Consolidated Statements of Income relates to technical services which include routine product testing, quality control and sales support service.

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

Translation of Foreign Currencies

Assets and liabilities of consolidated foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at year end. The resulting translation adjustments are included in stockholders' equity. Revenues and expenses are translated at average exchange rates prevailing during the year. Gains or losses on foreign currency transactions and the related tax effects are reflected in net income.

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

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock. See Note 8 for stock option plans information.

Per Share Data

In 1997, the company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS No. 128), effective December 15, 1997. Accordingly, basic earnings per share amounts are computed based on the weighted-average number of common shares outstanding. Net income used in computing basic earnings per share has been reduced by dividends paid to preferred stockholders. Diluted earnings per share amounts are based on the increased number of common shares that would be outstanding assuming the exercise of certain outstanding stock options and the conversion of the convertible preferred stock, when such conversion would have the effect of reducing earnings per share. The adoption of SFAS No. 128 had no effect on previously reported per share data. See Note 14 for the computation of earnings per share.

Comprehensive Income

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which is effective for fiscal years beginning after December 15, 1997. SFAS No. 130, which the company adopted in 1998, requires that comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income includes net income and all other nonowner changes in equity that are not reported in net income. For the twelve months ended December 31, 1998, 1997 and 1996, the company's comprehensive income included net income and foreign currency translation gains and losses. The company has elected to disclose comprehensive income in the Consolidated Statements of Stockholders' Equity.

Segment Reporting

In 1998, the company adopted Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" (SFAS No.
131), effective for periods beginning after December 15, 1997. The company is required to report financial and descriptive information about its reportable operating segments. Operating segments are components of the company that have separate financial information that is regularly evaluated by the chief operating decision maker to assess segment performance and allocate resources. SFAS No. 131 requires the company to report a measure of segment profit or loss, certain revenue and expense items and segment assets. Such data must be reconciled to corresponding amounts in the company's general-purpose consolidated financial statements. Enterprise-wide financial information about the revenues derived from the company's products, about the countries in which the company earns revenues and holds assets and about major customers must also be disclosed. See Note 13 for segment reporting information.

Pension Plans

In 1998, the company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", effective for fiscal years beginning after December 15, 1997. The statement revises disclosure requirements for pension and other postretirement benefit plans. There is no change to the measurement or recognition of such plans. See
Note 9 for pension plans disclosure.

Reclassifications

Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform to the 1998 presentation.

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

2.   Acquisitions
--------------------------------------------------------------------------------

On May 8, 1998, the company purchased an additional 34.5 percent of the outstanding stock of Stepan Colombia raising its stake in the Colombia company to 84.5 percent. On August 19, 1998, the remaining shares (15.5 percent) were acquired. As a result, Stepan Colombia became a wholly-owned subsidiary. The transaction was accounted for as a step acquisition purchase, and Stepan Colombia's financial results have been reported on a consolidated basis from the date that controlling interest was acquired. Prior to the May 1998 purchase date, the investment was accounted for under the equity method. The reported consolidated results of operations for 1996, 1997 and 1998 would not have been materially affected had this transaction occurred at the beginning of 1996.

     Effective June 30, 1998, the company acquired selected specialty surfactant product lines from E.I. DuPont De Nemours Company. The acquired business consists of phosphate esters, specialty ethoxylates and other specialty quaternaries and polymers sold to the plastic and fiber industries. The product lines supplement the company's existing surfactants and polymers businesses and will be produced in current company manufacturing plants. The transaction was recorded as a purchase of intangible assets, including patents, trademarks, know-how and goodwill.

     On November 11, 1998, the company's wholly owned subsidiary, Stepan Canada, Inc., acquired the Canadian anionic and cationic surfactant business from Boehme Filatex Canada, Inc.

The acquired product lines are sold primarily into the personal care and the institutional cleaning product markets. No manufacturing facilities were included in this acquisition. The transaction was recorded as a purchase of intangible assets, including goodwill, non-compete agreement, know-how, patents and trademarks.

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

3.    Inventories
--------------------------------------------------------------------------------

The composition of inventories was as follows:

                                                       December 31
                                        ---------------------------------
(Dollars in Thousands)                            1998              1997
-------------------------------------------------------------------------
Finished products                               $33,444          $31,110
Raw materials                                    19,052           17,889
-------------------------------------------------------------------------
     Total inventories                          $52,496          $48,999
=========================================================================

  If the first-in, first-out (FIFO) inventory valuation method had been used, inventories would have been approximately $10,000,000 and $11,900,000 higher than reported at December 31, 1998 and 1997, respectively.

4.    Debt
--------------------------------------------------------------------------------

Debt was composed of the following:

                                                                               December 31
                                                                       ----------------------------
(Dollars in Thousands)                       Maturity Dates               1998                 1997
---------------------------------------------------------------------------------------------------
Unsecured promissory notes
         6.59%                                    2003-2013            $ 30,000            $      0
         7.22%                                    1999-2008              30,000              30,000
         7.77%                                    2000-2010              30,000              30,000
         7.69%                                    2001-2005              10,000              10,000
         9.70%                                    1999-2004               6,000               8,000
         9.52%                                         1999               1,429               3,572
         9.70%                                         1999                 667               1,667
Unsecured bank debt                                    2003               3,100              10,800
Debt of foreign subsidiaries
   payable in foreign currency                    1999-2006               3,319               6,816
---------------------------------------------------------------------------------------------------
         Total debt                                                     114,515             100,855
         Less current maturities                                          6,807               5,957
---------------------------------------------------------------------------------------------------
                Long-term debt                                         $107,708            $ 94,898
===================================================================================================

Unsecured bank debt at December 31, 1998, consisted of borrowings under a committed $45,000,000 revolving credit agreement with interest at varying rates averaging 6.31 percent during the year. The agreement requires a commitment fee to be paid on the unused portion of the commitment which averaged 0.14 percent during the year. Periodically, the company also had other borrowings under notes payable to banks under which there were no outstanding balances at December 31, 1998 and 1997.

  The various loan agreements contain provisions which, among others, require maintenance of certain financial ratios and place limitations on additional debt, investments and payment of dividends. Unrestricted retained earnings were $44,346,000 and $52,623,000 at December 31, 1998 and 1997, respectively. The company is in compliance with all loan agreements.

  Debt at December 31, 1998, matures as follows: $6,807,000 in 1999; $7,434,000 in 2000; $9,099,000 in 2001; $9,069,000 in 2002; $14,893,000 in 2003 and
$67,213,000 after 2003.

  Net interest expense for the years ended December 31 was composed of the following:

(Dollars in Thousands)                   1998                    1997                      1996
-----------------------------------------------------------------------------------------------
Interest expense                       $8,235                  $8,205                   $ 9,165
Interest income                          (364)                   (173)                     (671)
-----------------------------------------------------------------------------------------------
                                        7,871                   8,032                     8,494
Capitalized interest                     (418)                   (437)                   (1,251)
-----------------------------------------------------------------------------------------------
     Interest, net                     $7,453                  $7,595                   $ 7,243
===============================================================================================

5.  Leased Properties
--------------------------------------------------------------------------------

The company leases certain property and equipment (primarily transportation equipment, buildings and computer equipment) under operating leases. Total rental expense was $3,918,000, $3,884,000 and $3,474,000 in 1998, 1997 and 1996,
respectively.

     Minimum future rental payments under operating leases with terms in excess of one year as of December 31, 1998, are:

(Dollars in Thousands)                      Year                Amount
----------------------------------------------------------------------
                                            1999               $ 3,005
                                            2000                 2,355
                                            2001                 1,797
                                            2002                 1,031
                                            2003                   987
                              Subsequent to 2003                 5,813
----------------------------------------------------------------------
            Total minimum future rental payments               $14,988
----------------------------------------------------------------------

6.    Income Taxes
-------------------------------------------------------------------------------

The provision for taxes on income and the related income before taxes are as follows:

Taxes on Income
(Dollars in Thousands)                    1998                   1997                  1996
-------------------------------------------------------------------------------------------
Federal
  Current                              $ 8,544                $11,321               $ 9,785
  Deferred                               3,285                   (321)                   54
State
    Current                              1,704                  1,953                 1,863
    Deferred                               718                    502                  (345)
Foreign
    Current                              1,047                  1,451                 2,700
    Deferred                                14                   (442)                 (863)
-------------------------------------------------------------------------------------------
            Total                      $15,312                $14,464               $13,194
===========================================================================================

Income before Taxes
(Dollars in Thousands)                    1998                   1997                  1996
-------------------------------------------------------------------------------------------
Domestic                               $35,766                $31,758               $28,420
Foreign                                  3,000                  3,116                 3,841
-------------------------------------------------------------------------------------------
         Total                         $38,766                $34,874               $32,261
===========================================================================================

     No federal income taxes have been provided on $26,483,000 of undistributed earnings of the company's foreign subsidiaries. In general, the company reinvests earnings of foreign subsidiaries in their operations indefinitely. However, the company will repatriate earnings from a subsidiary where excess cash has accumulated and it is advantageous for tax or foreign exchange reasons. Because of the probable availability of foreign tax credits, it is not practicable to estimate the amount, if any, of the deferred tax liability on earnings reinvested indefinitely.

     The variations between the effective and statutory federal income tax rates are summarized as follows:

                                                                1998                      1997                      1996
(Dollars in Thousands)                              Amount         %          Amount         %         Amount          %
------------------------------------------------------------------------------------------------------------------------
Income tax provision at statutory tax rate         $13,568      35.0         $12,206      35.0        $11,292       35.0
State taxes on income
   less applicable federal tax benefit               1,574       4.1           1,215       3.5            987        3.1
Effect of equity in foreign joint ventures            (278)     -0.7             665       1.9            308        1.0
Other items                                            448       1.1             378       1.1            607        1.8
------------------------------------------------------------------------------------------------------------------------
     Total income tax provision                    $15,312      39.5         $14,464      41.5        $13,194       40.9
========================================================================================================================

     The net deferred tax liability at December 31 is comprised of the following:

(Dollars in Thousands)                                                1998            1997
------------------------------------------------------------------------------------------
Current deferred income taxes
   Gross assets                                                   $ 11,203        $  7,469
   Gross liabilities                                                  (631)           (833)
------------------------------------------------------------------------------------------
      Total current deferred tax assets                             10,572           6,636
Non-current deferred income taxes
   Gross assets                                                      7,073          12,558
   Gross liabilities                                               (46,993)        (44,816)
------------------------------------------------------------------------------------------
      Total non-current deferred tax liabilities                   (39,920)        (32,258)
------------------------------------------------------------------------------------------
   Net deferred tax liability                                     $(29,348)       $(25,622)
==========================================================================================

     At December 31, the tax effect of significant temporary differences representing deferred tax assets and liabilities is as follows:

(Dollars in Thousands)                                                1998            1997
------------------------------------------------------------------------------------------
Tax over book depreciation                                        $(43,884)       $(40,705)
Safe Harbor leases                                                  (2,795)         (2,971)
SFAS No. 87 pension accounting                                      (3,043)         (2,894)
State income tax accrual                                             2,062           1,444
Deferred revenue                                                     4,505           5,942
Book reserves deductible in other periods                           13,966          14,277
Other, net                                                            (159)           (715)
------------------------------------------------------------------------------------------
     Net deferred tax liability                                   $(29,348)       $(25,622)
==========================================================================================

7.  Stockholders' Equity
--------------------------------------------------------------------------------

     The company's preferred stock is convertible at the option of the holder at any time (unless previously redeemed) into shares of common stock at a conversion of 1.14175 shares of common stock for each share of preferred stock. Dividends on preferred stock accrue at a rate of $1.375 per share per annum which are cumulative from the date of original issue. The company may not declare and pay any dividend or make any distribution of assets (other than dividends or other distribution payable in shares of common stock), or redeem, purchase or otherwise acquire, shares of common stock, unless all accumulated and unpaid preferred dividends have been paid or are contemporaneously declared and paid. The preferred stock is subject to optional redemption by the company, in whole or in part, at any time on or after September 1, 1997, at a redemption price of $25.69 per share reduced annually by $0.14 per share to a minimum of $25 per share on or after September 1, 2002, plus accrued and unpaid dividends thereon to the date fixed for redemption. Preferred stock is entitled to 1.14175 votes per share on all matters submitted to stockholders for action, and votes together with the common stock as a single class, except as otherwise provided by law or the Certificate of Incorporation of the company. There is no mandatory redemption or sinking fund obligation with respect to the preferred stock.

     On December 8, 1998, 500,000 shares of common stock held in treasury were retired in accordance with the Board of Directors' authorization. At December 31, 1998, treasury stock consists of 133,874 shares of preferred stock and 305,048 shares of common stock. At December 31, 1997, treasury stock consisted of 133,874 shares of preferred stock and 516,304 shares of common stock.

8.  Stock Option Plans
--------------------------------------------------------------------------------

     The company has two fixed stock option plans: the 1982 Plan and the 1992 Plan. The 1992 Plan extends participation to directors who are not employees of the company. No further grants may be made under the 1982 Plan. The 1992 Plan authorizes the award of up to 1,600,000 shares of the company's common stock for stock options ("options") and stock appreciation rights ("SAR"). SARs entitle the employee to receive an amount equal to the difference between the fair market value of a share of stock at the time the SAR is exercised and the exercise price specified at the time the SAR is granted. Options are granted at the market price on the date of grant. An option may not be exercised within two years from the date of grant and no option will be exercisable after 10 years from the date granted. The company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the 1992 Plan been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123, the company's net income and earnings per share would have been reduced to the following pro forma amounts:

(In Thousands, except per share data)                1998              1997           1996
------------------------------------------------------------------------------------------
Net Earnings - as reported                        $23,454           $20,410        $19,067
Net Earnings - pro forma                           22,575            19,716         18,556
Basic Earnings per share - as reported               2.29              1.97           1.80
Basic Earnings per share - pro forma                 2.20              1.90           1.75
Diluted Earnings per share - as reported             2.12              1.86           1.71
Diluted Earnings per share - pro forma               2.05              1.80           1.66
------------------------------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996: expected dividend yield of
2.5 percent in 1998, 2.7 percent in 1997 and 3.0 percent in 1996. Expected volatility of 27 percent in 1998 and 28 percent in 1997 and 1996; expected lives of 7.5 years; and risk-free interest rate of 5.75 percent in 1998, 6.24 percent in 1997 and 6.89 percent in 1996.

     A summary of the status of the company's stock option plans at December 31, 1998, 1997 and 1996, and changes during the years then ended is presented as follows:

                                                                      Weighted-
                                                                       Average
                                                       1998            Exercise           1997             1996
                                                     Shares             Price           Shares           Shares
---------------------------------------------------------------------------------------------------------------
Options outstanding, beginning of year            1,168,252            $16.06        1,266,252        1,044,810
Options exercised                                  (151,200)            16.36         (200,500)         (44,826)
Options canceled                                     (3,229)            30.97           (4,000)          (5,112)
Options granted                                     233,768             30.86          106,500          271,380
---------------------------------------------------------------------------------------------------------------
Options outstanding, end of year                  1,247,591             18.76        1,168,252        1,266,252
---------------------------------------------------------------------------------------------------------------
Option price range at end of year                  $  9.438-                          $  9.438-        $  9.438-
                                                     30.969                             19.750           19.750
Option price range for exercised shares               9.438-                             9.438-           8.125-
                                                     19.750                             18.219           18.219
---------------------------------------------------------------------------------------------------------------
Options available for grant at end of year          315,583                            546,122          647,122
---------------------------------------------------------------------------------------------------------------
Weighted-average fair value of options,
 granted during the year                           $   9.64                           $   6.18         $   6.35
===============================================================================================================

     Summary of stock options outstanding at December 31, 1998, is as follows:

                                                  Options Outstanding               Options Exercisable
-------------------------------------------------------------------------------------------------------------
                                              Weighted-
                                               Average           Weighted-                          Weighted-
                           Number             Remaining           Average          Number            Average
    Range of             Outstanding         Contractual         Exercise       Exercisable         Exercise
 Exercise Price          at 12/31/98             Life              Price        at 12/31/98           Price
-------------------------------------------------------------------------------------------------------------
     $9.438                  89,800             1.33              $ 9.44           89,800            $ 9.44
$12.563 - $14.000           436,500             5.06               13.84          436,500             13.84
$18.219 - $30.969           721,291             7.23               22.90          385,752             19.13
-------------------------------------------------------------------------------------------------------------
                          1,247,591             6.04              $18.76          912,052            $15.64
=============================================================================================================

9.   Pension Plans
--------------------------------------------------------------------------------

The company has non-contributory defined benefit plans covering substantially all employees. The benefits under these plans are based primarily on years of service and compensation levels. The company funds the annual provision deductible for income tax purposes. The plans' assets consist principally of marketable equity securities and government and corporate debt securities. The plans' assets at December 31, 1998, 1997 and 1996, included $11,183,000, $12,443,000 and $8,558,000, respectively, of the company's common stock.

     Net 1998, 1997 and 1996 periodic pension cost for the plans consists of the following:

(Dollars in Thousands)                                    1998            1997            1996
----------------------------------------------------------------------------------------------
Service cost                                           $ 1,969         $ 1,754         $ 1,664
Interest cost on projected benefit obligation            3,262           3,029           2,700
Expected return on plan assets                          (4,658)         (4,158)         (3,851)
Amortization of unrecognized net transition
assets                                                    (567)           (567)           (567)
Amortization of unrecognized prior service cost            269             268             168
Amortization of unrecognized net gain                       (5)             (4)             (4)
----------------------------------------------------------------------------------------------
     Net pension expense                               $   270         $   322         $   110
==============================================================================================

Changes in benefit obligations for the years ending December 31, 1998 and 1997 were as follows:

(Dollars in Thousands)                           1998         1997
------------------------------------------------------------------
Benefit obligation at beginning of year       $44,391      $37,696
Service cost                                    1,969        1,754
Interest cost                                   3,262        3,029
Plan amendments                                    23           --
Actuarial loss                                  5,064        3,198
Benefits paid                                  (1,540)      (1,286)
------------------------------------------------------------------
     Benefit obligation at end of year        $53,169      $44,391
==================================================================

Changes in the fair value of plan assets during fiscal years 1998 and 1997 were as follows:


(Dollars in Thousands)                                   1998             1997
--------------------------------------------------------------------------------
Fair value of plan assets at beginning of year       $64,786          $52,304
Actual return on plan assets                           3,350           13,130
Employer contributions                                   587              638
Benefits paid                                         (1,540)          (1,286)
--------------------------------------------------------------------------------
  Fair value of plan assets at end of the year       $67,183          $64,786
================================================================================

The reconciliation of the funded status of the plans to the amount reported in the company's consolidated balance sheet is as follows:


(Dollars in Thousands)                                             1998             1997
-----------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligations         $14,014         $ 20,395
Unrecognized net transition assets                              (1,134)          (1,701)
Unrecognized prior service cost                                  1,748            1,994
Unrecognized net gain                                           (7,386)         (13,763)
-----------------------------------------------------------------------------------------
    Prepaid benefit cost                                       $ 7,242         $  6,925
=========================================================================================

The prepaid pension asset is included in the "Other Assets" caption on the Consolidated Balance Sheets. The weighted-average assumptions as of December 31, 1998, 1997 and 1996, were as follows:


                                      1998                 1997                  1996
------------------------------------------------------------------------------------------
Discount rate                         6.75%                7.25%                 7.75%
Expected return on plan assets        8.50%                8.50%                 8.50%
Rate of compensation increase      4.25%-6.25%          4.50%-6.50%           5.00%-7.00%
==========================================================================================

The plans net transitional assets are being amortized over a period of 15 years. The prior service costs are being amortized over an average of 12 years.

10.    Accrued Liabilities
--------------------------------------------------------------------------------

Accrued liabilities consisted of:


                                                        December 31
                                       ----------------------------------------------
(Dollars in Thousands)                           1998                 1997
-------------------------------------------------------------------------------------
Accrued payroll and benefits                  $14,236              $13,824
Accrued customer discounts                      6,760                6,307
Deferred revenue - current                      4,451                4,328
Other accrued liabilities                      11,713                9,383
-------------------------------------------------------------------------------------
     Total accrued liabilities                 $37,160              $33,842
=====================================================================================

11.  Other Non-current Liabilities
--------------------------------------------------------------------------------

Other non-current liabilities were comprised of the following:

                                                     December 31
                                             -------------------------
(Dollars in Thousands)                            1998          1997
----------------------------------------------------------------------
Deferred revenue                               $ 6,242       $ 9,892
Environmental and legal matters (Note 12)       14,563        17,597
----------------------------------------------------------------------
     Total other non-current liabilities       $20,805       $27,489
======================================================================

     During 1998 and 1997, the company received prepayments on certain multi-year commitments for future shipments of products. As the commitments are fulfilled, a proportionate share of the deferred revenue is recognized into income. Related deferred revenue at December 31, 1998 and 1997 is $10,693,000 and $14,219,000, respectively, of which the amount recognizable within one year is included in the "Accrued Liabilities" caption of the Consolidated Balance Sheets.

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

     After partial remediation payments at certain sites, the company has estimated a range of possible environmental and legal losses from $4.1 million to $26.4 million at December 31, 1998, compared to $4.2 million to $25.8 million at December 31, 1997. At December 31, 1998, the company's reserve was $17.6 million for legal and environmental matters compared to $20.6 million at December 31, 1997. The company made payments of $3.6 million in 1998 and $3.0 million in 1997 related to legal costs, settlements and costs related to remedial design studies at various sites.

     For certain sites, estimates cannot be made of the total costs of compliance, or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup, and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings, in the 1998 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which filings are available upon request from the company.

13.  Segment Reporting
--------------------------------------------------------------------------------

     Stepan Company has three reportable segments: surfactants, polymers and specialty products. Each segment provides distinct products and requires separate management due to unique markets, technologies and production processes. Surfactants are used in a variety of consumer and industrial cleaning compounds as well as in agricultural products, lubricating ingredients and other specialized applications. Polymers derives its revenues from the sale of phthalic anhydride, polyurethane polyols and polyurethane systems used in plastics, building materials and refrigeration systems. Specialty products sells chemicals used in food, flavoring and pharmaceutical applications.

     The company evaluates the performance of its segments and allocates resources based on operating income before interest income/expense, other income/expense items and income tax provisions. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There is no intersegment revenue and all intercompany transactions are eliminated from segments' revenue.

Segment data for the three years ended December 31, 1998, 1997 and 1996, is as follows:


                                                                                     Specialty          Segment
(Dollars in Thousands)                           Surfactants         Polymers         Products           Totals
           1998                                  -----------         --------         --------          -------
           ----
Net sales                                         $478,289           $112,625          $19,537         $610,451
Operating income                                    42,757             21,051            3,511           67,319
Assets                                             315,549             48,795           17,478          381,822
Capital expenditures                                37,091              3,632            1,652           42,375
Depreciation and amortization expenses              29,265              5,847            1,249           36,361


           1997
           ----
Net sales                                         $457,109           $105,754          $19,086         $581,949
Operating income                                    43,989             16,296            2,959           63,244
Assets                                             278,559             57,295           18,020          353,874
Capital expenditures                                23,873              6,494            3,850           34,217
Depreciation and amortization expenses              27,507              5,819              983           34,309

           1996
           ----
Net sales                                         $414,892           $103,444          $18,299         $536,635
Operating income                                    37,672             19,765            3,494           60,931
Assets                                             280,854             52,012           15,743          348,609
Capital expenditures                                35,967              6,376            1,757           44,100
Depreciation and amortization expenses              24,781              5,624              738           31,143

Below are reconciliations of segment data to the accompanying consolidated financial statements:

(Dollars in Thousands)                                                1998                 1997                 1996
                                                                      ----                -----                 ----

Operating income - segment totals                                   $ 67,319             $ 63,244            $ 60,931
Unallocated corporate expenses(a)                                    (21,896)             (18,874)            (20,545)
Interest expenses                                                     (7,453)              (7,595)             (7,243)
Income/(Loss) from equity in joint ventures                              796               (1,901)               (882)
                                                                    --------             --------            --------
Consolidated income before income taxes                             $ 38,766             $ 34,874            $ 32,261
                                                                    ========             ========            ========

Assets - segment totals                                             $381,822             $353,874            $348,609
Unallocated corporate assets(b)                                       22,539               21,062              32,403
                                                                    --------             --------            --------
     Consolidated assets                                            $404,361             $374,936            $381,012
                                                                    ========             ========            ========

Capital expenditures - segment totals                               $ 42,375             $ 34,217            $ 44,100
Unallocated corporate expenditures                                     1,681                1,372                 823
                                                                    --------             --------            --------
     Consolidated capital expenditures                              $ 44,056             $ 35,589            $ 44,923
                                                                    ========             ========            ========

Depreciation and amortization expenses - segment totals             $ 36,361             $ 34,309            $ 31,143

Unallocated corporate depreciation expenses                              986                  972                 995
                                                                    --------             --------            --------

     Consolidated depreciation and
      amortization expenses                                         $ 37,347             $ 35,281            $ 32,138
                                                                    ========             ========            ========

(a) Includes corporate administrative and corporate manufacturing expenses which are not included in segment operating income and not used to evaluate segment performance.
(b) Includes items such as deferred tax asset, prepaid pension asset, joint venture investments and LIFO inventory reserve which are not allocated to segments.

Company-wide geographic data for the years ended December 31, 1998, 1997 and 1996, is as follows (net sales attributed to countries based on selling location):

(Dollars in Thousands)                                                1998                1997               1996
                                                                     -----               -----              -----
Net sales
  United States                                                     $506,075            $494,496           $449,544
  All foreign countries                                              104,376              87,453             87,091
                                                                    --------            --------           --------
    Total                                                           $610,451            $581,949           $536,635
                                                                    ========            ========           ========

Long-lived assets
  United States                                                     $200,587            $192,821           $189,671
  All foreign countries                                               14,509              13,780             17,488
                                                                    --------            --------           --------
     Total                                                          $215,096            $206,601           $207,159
                                                                    ========            ========           ========

14.    Earnings Per Share
--------------------------------------------------------------------------------

Below is the computation of basic and diluted earnings per share for the years ended December 31, 1998, 1997 and 1996:

(In Thousands, except per share amounts)                                       1998                1997                1996
-----------------------------------------------------------------------------------------------------------------------------
Computation of Basic Earnings per Share
Net income                                                                    $23,454             $20,410             $19,067
Deduct dividends on preferred stock                                               896               1,027               1,068
-----------------------------------------------------------------------------------------------------------------------------
Income applicable to common stock                                             $22,558             $19,383             $17,999

Weighted-average number of shares outstanding                                   9,843               9,831              10,002

Basic earnings per share                                                      $  2.29             $  1.97             $  1.80
=============================================================================================================================

Computation of Diluted Earnings per Share
Net income                                                                    $23,454             $20,410             $19,067

Weighted-average number of shares outstanding                                   9,843               9,831              10,002
Add net shares from assumed exercise of options
       (under treasury stock method)                                              456                 275                 242
Add weighted-average shares from assumed
       conversion of convertible preferred stock                                  744                 853                 887
-----------------------------------------------------------------------------------------------------------------------------
Shares applicable to diluted earnings                                          11,043              10,959              11,131

Diluted earnings per share                                                    $  2.12             $  1.86             $  1.71
=============================================================================================================================

                               Five Year Summary
               (In Thousands, except per share and employee data)

For the Year                                           1998           1997           1996            1995            1994
-------------------------------------------------------------------------------------------------------------------------
Net Sales                                          $610,451       $581,949       $536,635        $528,218        $443,948
Operating Income                                     45,423         44,370         40,386          32,620          29,853
   Percent of net sales                                7.4%           7.6%           7.5%            6.2%            6.7%
-------------------------------------------------------------------------------------------------------------------------
Pre-tax Income                                       38,766         34,874         32,261          24,991          22,512
   Percent of net sales                                6.4%           6.0%           6.0%            4.7%            5.1%
-------------------------------------------------------------------------------------------------------------------------
Provision for Income Taxes                           15,312         14,464         13,194           8,872           8,667
-------------------------------------------------------------------------------------------------------------------------
Net Income                                           23,454         20,410         19,067          16,119          13,845
   Per share (Diluted)/(a)(b)/                         2.12           1.86           1.71            1.46            1.26
   Percent of net sales                                3.8%           3.5%           3.6%            3.1%            3.1%
   Percent to stockholders' equity/(c)/               17.0%          15.5%          15.6%           14.5%           13.3%
-------------------------------------------------------------------------------------------------------------------------
Cash Dividends Paid                                   6,432          6,069          5,846           5,540           5,294
   Per common share/(a)/                              .5625          .5125          .4775           .4475           .4250
-------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization                        37,347         35,281         32,138          30,384          28,935
Capital Expenditures                                 44,056         35,589         44,923          39,247          42,884
Weighted-Average Common
Shares Outstanding/(a)/                               9,843          9,831         10,002           9,984           9,924
-------------------------------------------------------------------------------------------------------------------------

As of Year End
-------------------------------------------------------------------------------------------------------------------------
Working Capital                                    $ 61,814       $ 63,789       $ 70,322        $ 66,856        $ 48,915
Current Ratio                                           1.7            1.8            1.8             1.8             1.6
-------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, net                  215,096        206,601        207,159         192,470         183,657
Total Assets                                        404,361        374,936        381,012         362,527         324,948
Long-term Debt, less current maturities             107,708         94,898        102,567         109,023          89,795
-------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity                                147,984        137,598        131,615         122,477         111,302
   Per share/(a)(d)/                                  14.18          13.01          12.24           11.25           10.27
Number of Employees                                   1,372          1,292          1,270           1,267           1,265
-------------------------------------------------------------------------------------------------------------------------

/(a)/  Adjusted for two-for-one common stock split in 1994.
/(b)/ Based on weighted-average number of common shares outstanding during the year.
/(c)/  Based on equity at beginning of year.
/(d)/ Based on common shares and the assumed conversion of the convertible preferred shares outstanding at year end.

Quarterly Stock Data (Unaudited)


                                                                                   Dividends Paid
                                  Stock Price Range                               Per Common Share
                --------------------------------------------------------------------------------------
                            1998                  1997                         1998              1997
                --------------------------------------------------------------------------------------
Quarter               High          Low         High         Low
--------------------------------------------------------------------
 First              $30  1/2     $26  1/8     $20  3/8     $18  1/4           13.75c            12.50c
 Second              32  1/4      29  5/8      24  5/8      18                13.75c            12.50c
 Third               31  1/4      23  1/8      26  3/4      22  1/16          13.75c            12.50c
 Fourth              29           24  5/8      32  3/8      26                15.00c            13.75c
                                                                              ------------------------
Year                 32  1/4      23  1/8      32  3/8      18                56.25c            51.25c
======================================================================================================

Quarterly Financial Data (Unaudited)
(Dollars in Thousands, except per share data)

                                                           1998
                                     --------------------------------------------------
Quarter                               First     Second      Third     Fourth       Year
---------------------------------------------------------------------------------------
Net Sales                          $150,388   $155,509   $154,134   $150,420   $610,451
---------------------------------------------------------------------------------------
Gross Profit                         27,829     29,654     25,827     28,285    111,595
---------------------------------------------------------------------------------------
Interest, net                        (1,907)    (1,769)    (1,853)    (1,924)    (7,453)
---------------------------------------------------------------------------------------
Pre-tax Income                        9,538     11,859      8,131      9,238     38,766
---------------------------------------------------------------------------------------
Net Income                            5,722      7,110      5,032      5,590     23,454
---------------------------------------------------------------------------------------
Net Income per Share (Diluted)          .52        .64        .45        .51       2.12
=======================================================================================

                                                           1997
                                   ----------------------------------------------------
Quarter                               First     Second      Third     Fourth       Year
---------------------------------------------------------------------------------------
Net Sales                          $139,670   $153,650   $146,502   $142,127   $581,949
---------------------------------------------------------------------------------------
Gross Profit                         24,045     27,284     28,305     24,537    104,171
---------------------------------------------------------------------------------------
Interest, net                        (1,870)    (1,900)    (1,855)    (1,970)    (7,595)
---------------------------------------------------------------------------------------
Pre-tax Income                        7,539     10,461     10,962      5,912     34,874
---------------------------------------------------------------------------------------
Net Income                            4,477      6,323      6,143      3,467     20,410
---------------------------------------------------------------------------------------
Net Income per Share (Diluted)          .41        .58        .56        .32       1.86
=======================================================================================