Form 10-K, Exhibit 13
period 1999-12-31
STEPAN CO
filed 2000-03-30
CIK 94049

                                                                      Exhibit 13

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

1999 Compared with 1998

Net sales for 1999 increased nine percent to a record $666.8 million. The increase was primarily the result of an eight percent growth in sales volume. Net sales by segment were as follows (prior year data has been reclassified to conform to 1999 presentation):

                                                                      Percent
  (Dollars in thousands)             1999             1998            Change
  ---------------------------------------------------------------------------
  Surfactants                      $524,956         $474,454             +11
  Polymers                          121,438          116,460              +4
  Specialty Products                 20,390           19,537              +4
                                   --------         --------
     Total                         $666,784         $610,451              +9
                                   ========         ========

     Surfactants are a principal ingredient in consumer and industrial cleaning products such as detergents, shampoos, lotions, toothpastes and cosmetics. Other applications include lubricating ingredients and emulsifiers for spreading of agricultural products and plastics and composites.

     Surfactants net sales, representing 79 percent of the company's revenue, increased $50.5 million, or 11 percent, due primarily to a nine percent rise in sales volume. Domestic and foreign operations contributed to the overall growth. Domestic sales increased $23.7 million, or six percent, due to a six percent gain in sales volume. Rising demand for personal care and laundry and cleaning products was the main contributor to the improved sales volume. Exports to Asia also experienced a solid recovery from the weakness of a year ago. Foreign operations reported a $26.8 million, or 27 percent, increase in net sales due largely to higher sales volume. All foreign subsidiaries posted net sales increases. Canadian operations benefited from the fourth quarter 1998 acquisition of the anionic and cationic surfactants business from Boehme-Filatex Canada, Inc. Mexican operations' net sales increase also was aided by a major customer switching from consigning raw material and paying a processing fee to buying finished products inclusive of raw materials costs. 1999 was the first full-year consolidation of Stepan Colombia.

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

     Polymers' net sales, accounting for 18 percent of the company's revenue, increased four percent mainly due to a four percent rise in sales volume. Globally, polyurethane polyols accounted for most of the growth with a gain in net sales of $5.6 million, or nine percent, due to a 10 percent growth in sales volume. North American, South American and European sales all increased between years. Polyurethane systems reported a $1.1 million, or six percent, increase in net sales based on improved sales volume. PA's sales volume drop of four percent, coupled with decreased average selling prices, caused a $1.7 million, or five percent, decline in net sales.

     Specialty products include flavors, emulsifiers and solubilizers used in the food and pharmaceutical industry. Net sales for the year were $20.4 million, a rise of $0.9 million, or four percent, over 1998. Increased volume and higher average selling prices contributed to the growth.

     Gross profit increased to $120.9 million in 1999 from $111.6 million in 1998. 1999 Surfactants gross profit of $87.6 million was 11 percent higher than a year ago. The rise was driven by a nine percent growth in sales volume. Domestic operations reported a $5.9 million, or nine percent, increase based on a six percent rise in sales volume. In addition, the early termination of a sales contract resulted in the recognition of $2.7 million of income. Improved sales volumes and margins for French and Canadian operations coupled with the whole year consolidation of the Colombian subsidiary led to the increase in foreign operations. The results were adversely affected by continued weakness in the German operation. Polymers' gross profit remained unchanged at $27.8 million between years despite record profits from domestic polyurethane polyols and higher polyurethane systems profit. Globally, polyurethane polyols profit increased $2.6 million, or 13 percent. Higher volumes and domestic margins accounted for the gain. Decreased margins in Europe dampened polyurethane polyols results. Increased volumes and margins also caused a $0.5 million, or 14 percent, profit increase for polyurethane systems. Lower PA gross profit, due to decreased volume and margins, offset the gains reported by polyurethane polyols and systems. Specialty products gross profit increased by $0.5 million, or 11 percent, to $5.5 million in 1999. The increase was primarily due to improved margins.

     Average raw material costs increased approximately two percent from 1998 to 1999. Manufacturing labor costs increased due to higher fringe benefit costs and normal annual pay raises. Total number of company employees decreased to 1,365 during 1999 from 1,372 in 1998. Depreciation expenses increased to $36.2 million in 1999 from $34.8 million in 1998.

     Operating income was $41.8 million, a $3.6 million, or eight percent, decrease from 1998. Operating expenses, consisting of marketing, administrative and research expenses, increased $13.0 million, or 20 percent. Administrative expenses climbed 50 percent due to a $10.2 million charge related to the settlement of a lawsuit (see Environmental and Legal Matters section of this discussion for additional information). Research expenses rose eight percent between years mainly due to increased staffing levels to support development and commercialization of high value added products. Marketing expenses grew two percent over 1998.

     Pre-tax income declined 10 percent between years due mainly to the lawsuit settlement. Interest expenses increased 12 percent due to decreased capitalized interest and higher average levels of debt partially offset by lower average interest rate.

     The effective tax rate was 36.5 percent in 1999 compared to 39.5 percent in 1998. The lower effective tax rate primarily was attributable to tax losses utilized in Europe. An overall lower state apportionment factor and a higher tax benefit realized on Philippine income during 1999 also contributed to the lower effective tax rate (see Note 6 of the Notes to the Consolidated Financial Statements for a reconciliation of the statutory rate to the effective tax rate).

     Net income for the year was $22.1 million, or $2.08 per share diluted, compared with $23.5 million, or $2.12 per share diluted, a year ago. Excluding the effect of the previously discussed lawsuit settlement ($6.3 million after-tax charge), net income would have been $28.4 million, a 21 percent increase over 1998.

1998 Compared with 1997

Net sales for 1998 increased five percent to $610.5 million. The increase was primarily due to a seven percent growth in sales volume. Net sales by segment were as follows (prior year data has been reclassified to conform to 1999 presentation):

                                                               Percent
   (Dollars in thousands)              1998          1997       Change
   ---------------------------------------------------------------------
   Surfactants                       $474,454      $457,109         +4
   Polymers                           116,460       105,754        +10
   Specialty Products                  19,537        19,086         +2
                                     --------      --------
      Total                          $610,451      $581,949         +5
                                     ========      ========

     Surfactants net sales, accounting for 78 percent of the company's revenue, increased $17.3 million, or four percent, from year to year. Most of the increase was due to foreign operations, which reported a 15 percent rise in net sales based on a 21 percent improvement in sales volume. Sales for the Colombian subsidiary, consolidated for the first time in 1998, contributed to the foreign results. The domestic market, which represented 79 percent of total surfactant net sales, recorded a $4.3 million, or one percent, increase in net sales on sales volume that stayed almost unchanged. Significantly lower export sales volumes to Asia and Central America offset modest volume gains from U.S. customers.

     Polymers net sales, accounting for 19 percent of the company's business, rose 10 percent on a 25 percent increase in sales volume. Sales volume for polyurethane polyols increased 32 percent and was the largest contributing factor to the polymer sales growth. Polyurethane systems net sales rose six percent on sales volume that increased 13 percent. PA net sales dropped nine percent. A 21 percent improvement in sales volume was more than offset by declining average selling prices. Oversupply in the marketplace, together with lower raw material costs, led to the decline in average selling prices.

     Specialty products net sales increased two percent due to higher selling prices.

     Gross profit rose seven percent to $111.6 million in 1998 from $104.2 million in 1997. Surfactants gross profit increased $1.7 million, or two percent, on a three percent rise in sales volume. Domestic surfactants recorded a $1.0 million, or two percent, rise in gross profit due to increased margins. Lower export sales dampened the domestic result. Foreign surfactant operations reported a $0.7 million, or five percent, increase between years. Improved sales volumes for Mexican operations coupled with the consolidation of the Colombian subsidiary for the first time in 1998 led to the increase. Polymers gross profit increased 22 percent to $27.8 million in 1998 from $22.8 million in 1997. The major factor for the increase was an 80 percent improvement in global polyurethane polyols profits. Better margins and volumes accounted for the growth. Polyurethane systems posted a one percent increase in gross profit due to higher sales volume, partially offset by lower margins. A shift to a less profitable sales mix was responsible for the decline in margins. PA gross profit declined 26 percent from what was reported in 1997. A decline in margins more than offset the increase in volume. Price reductions due to the competitiveness brought on by oversupply in the marketplace led to the decrease in margins. Specialty products gross profit increased by $0.7 million, or 16 percent, reaching $5.0 million in 1998. The improvement was primarily due to increased margins.

     Average raw material costs declined approximately three percent from 1997 to 1998. Manufacturing labor costs increases were due mainly to higher fringe benefit costs and normal annual pay raises. Total number of employees increased to 1,372 during 1998 from 1,292 in 1997. Most of the change occurred due to non-manufacturing employee numbers and to employees added as a result of the Colombian acquisition. Depreciation expense increased to $34.8 million in 1998 from $33.5 million in 1997.

     Operating income was $45.4 million, a two percent increase over 1997. Operating expenses, consisting of marketing, administrative and research expenses, rose 11 percent from 1997. Administrative expenses increased 15 percent as a result of unusually high consulting fees and severance costs. The acquisition of Stepan Colombia also contributed to the increase. Marketing expenses grew 15 percent due to increased payroll costs. The acquisition of Colombia and the start-up of operations in Brazil also added to marketing expenses. Research costs increased three percent due mainly to the growth of payroll cost.

     Pre-tax income rose 11 percent. Contributing to the increase was a $2.7 million improvement in joint venture equity income. Most of the improvement resulted from $3.1 million of 1997 exchange loss from the devaluation of the Philippine peso which did not recur in the same magnitude in 1998. The 1998 exchange loss was less than $0.1 million.

     The effective tax rate was 39.5 percent in 1998 compared to 41.5 percent in 1997. The lower effective tax rate was primarily attributable to the tax benefit realized on Philippine income during 1998 compared to the inability to secure a tax benefit from Philippine losses in 1997 (see Note 6 of the Notes to the Consolidated Financial Statements for a reconciliation of the statutory rate to the effective tax rate).

     Net income for 1998 rose to a record of $23.5 million, or $2.29 per share ($2.12 per share diluted), up 15 percent from $20.4 million, or $1.97 per share ($1.86 per share diluted), in 1997.

Fourth Quarter 1999 Compared with 1998

For the quarter ended December 31, 1999, the company reported record net income of $8.0 million, or $0.76 per share diluted, compared to $5.6 million, or $0.51 per share diluted, in the fourth quarter of 1998. Net sales for the quarter grew 12 percent to $169.1 million from $150.4 million a year ago. All segments contributed to the sales growth. Gross profit was up 11 percent, reaching $31.4 million in 1999. Surfactants earnings increased $4.1 million, or 22 percent, due to increased sales volumes for domestic and foreign operations. Polymers reported a $2.8 million, or 34 percent, drop in gross profit primarily due to weaker margins and reduced sales volume. Specialty products posted higher gross profit due to increased sales volume of high margin products. Consolidated gross profit also was affected by favorable inventory adjustments (approximately $1.0 million) related to the company's annual physical inventory, partially offset by early retirement charges (approximately $0.8 million). Operating expenses rose four percent in comparison with the fourth quarter of 1998.
Higher research and development expenses accounted for most of the increase. Fourth quarter 1999 net income was favorably affected by a $0.7 million tax provision reduction arising from the ability to utilize tax losses from European operations.

Liquidity and Financial Condition

For the 12 months ended December 31, 1999, net cash from operations totaled $50.6 million, down by $8.2 million compared to 1998. Working capital amounted to a cash use of $4.5 million for the current year compared to a $1.4 million source for 1998. Accounts receivable increased by $15.2 million from year to year due to increased sales as well as higher non-trade receivables. Accounts payable and accrued liabilities were up by $10.7 million for the year-to-date largely due to higher trade payables.

     Capital expenditures totaled $32.7 million for the year, compared to $44.1 million in 1998 due to timing of projects. Capital expenditures are expected to increase during 2000.

     From year to year, total company debt increased by $0.6 million, to $115.1 million. As of December 31, 1999, the ratio of long-term debt to long-term debt plus shareholders' equity was 40.9 percent compared to 42.1 percent at the end of 1998. The company maintains contractual relationships with its domestic banks that provide for revolving credit which may be drawn upon as needed for general corporate purposes. This credit facility was amended on March 12, 1999, to increase the total amount of the commitment from $45 million to $60 million. Other terms of the agreement remained unchanged.

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

Market Risk Analysis

FOREIGN CURRENCY EXCHANGE RISK

Forward exchange contracts are used from time to time to manage currency exposures for financial instruments denominated in currencies other than the entity's functional currency. The counter-parties to any such contracts are major financial institutions, therefore the credit risk of such contracts is considered insignificant. Corporate policy prohibits the purchase or sale of leveraged derivative financial instruments as well as the purchase or sale of any derivative financial instrument for trading purposes. Any unrealized gains or losses on cash transactions are deferred and included in the measurement of the related foreign currency transaction. Gains or losses on unhedged foreign currency transactions are included in income. As of December 31, 1999, the company had no outstanding forward exchange contracts. The impact of foreign exchange was immaterial in 1999.

     The company's 50 percent owned Philippine joint venture has U.S. dollar-denominated debt with the potential for future translation gains or losses. A 10 percent change in this exchange rate would not have a material effect on the company's operating results or cash flow. A substantial majority of the revenues of the Philippine joint venture is denominated in U.S. dollars.

INTEREST RATES

The company's debt was composed of fixed-rate and variable-rate borrowings totaling $99.9 million and $15.2 million, respectively, as of December 31, 1999. For 2000, it is projected that interest on variable-rate borrowings will comprise about 14 percent of the company's total interest expense. A 10 percent increase or decrease to short-term interest rates would be immaterial to the company's operating results or cash flow. The fair value of the company's fixed-rate debt, including current maturities, was estimated to be $94.5 million as of December 31, 1999, which was approximately $5.4 million below the carrying value. Market risk was estimated as the potential increase to the fair value that would result from a hypothetical 10 percent decrease in the company's weighted average long-term borrowing rates at December 31, 1999, or $3.4 million. Such a rate decrease would be immaterial to future operating results or cash flow.

COMMODITY PRICE RISK

Certain raw materials are subject to price volatility caused by weather, petroleum prices and other unpredictable factors. In the past, the company has had the ability to pass on raw material price increases to customers. As a result, the company feels that the commodity price risk is not material to the company's consolidated financial position, results of operations or cash flow.

Environmental and Legal Matters

In the action entitled Accurso v. Stepan et al., the company reached a
                       ------------------------
settlement agreement with the plaintiffs' counsels for the 550 plaintiffs in the mass tort action. All terms of the settlement are confidential pursuant to a court order. The company recorded a $10.2 million pre-tax, or $6.3 million after-tax, charge to earnings in 1999 as a result of the settlement. The charge was net of insurance recoveries and previously recorded reserves. The settlement payment was made in December 1999.

     The company is subject to extensive federal, state and local environmental laws and regulations. Although the company's environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent environmental regulation could require the company to make additional unforeseen environmental expenditures. The company will continue to invest in the equipment and facilities necessary to comply with existing and future regulations. During 1999, the company's expenditures for capital projects related to the environment were $2.7 million and should approximate that amount for 2000. These projects are capitalized and typically depreciated over 10 years. Recurring costs associated with the operation and maintenance of facilities for waste treatment and disposal and managing environmental compliance in ongoing operations at our manufacturing locations were approximately $7.5 million for 1999 compared to $6.9 million for 1998. While difficult to project, it is not anticipated that these recurring expenses will increase significantly in the future.

     The company has been named by the government as a potentially responsible party at 16 waste disposal sites where cleanup costs have been or may be incurred under the federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. In addition, damages are being claimed against the company in general liability actions for alleged personal injury or property damage in the case of some disposal and plant sites. The company believes that it has made adequate provisions for the costs it may incur with respect to the sites. After partial remediation payments at certain sites, the company has estimated a range of possible environmental and legal losses from $4.2 million to $25.2 million at December 31, 1999, compared to $4.1 million to $26.4 million at December 31, 1998. At December 31, 1999, the company's reserve was $11.6 million for legal and environmental matters compared to $17.6 million at December 31, 1998. During 1999, non-capital expenditures related to legal and environmental matters, net of insurance recoveries, approximated $15.8 million compared to $3.6 million expended in 1998. While it is difficult to forecast the timing of the expenditures, the company believes that $2.0 million of the $11.6 million reserve is likely to be paid out in 2000. The balance of the reserve would probably be paid out over many years (see also
Note 12 of the Notes to Consolidated Financial Statements).

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

Certain of these matters are discussed in Item 3, Legal Proceedings, in the 1999 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which are available upon request from the company.

Year 2000 Readiness Disclosure

The Year 2000 issue is a result of computer systems that utilize two digits, rather than four, to represent a given year. Computer systems used by the company and its business partners that have date-sensitive processing may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or inaccurate calculation that may interrupt normal business operations. The company established a steering team to oversee all efforts and addressed Year 2000 compliance for three major areas:
Information Technology (IT) systems, non-IT systems and third-party relationships. The project plan involves three phases: inventory and assessment, remediation and testing, and implementation.

     Implementation of Year 2000 compliant upgrades of IT systems has been completed.

     The non-IT systems are comprised of manufacturing process control, telephone, security, laboratory and other embedded chip systems. Implementation of Year 2000 upgrades to these systems has been completed.

     To date, the company has not experienced any significant Year 2000 problems with its internal systems.

     The company initiated formal communications with suppliers and service providers to determine the extent of their efforts in resolving Year 2000 issues. To date, the company has not experienced any Year 2000 issues with its business partners.

     Costs for the Year 2000 project were $2.5 million. Of the total cost, $1.5 million was capitalized as it related to systems replacements and the remaining was expensed as incurred. These costs are not material to the overall IT budget and no projects were deferred due to Year 2000 efforts.

New Accounting Standard

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective for fiscal years beginning after June 15, 1999. The standard establishes accounting and reporting requirements for derivative instruments. In June 1999, the FASB issued SFAS No. 137, which deferred the effective date to fiscal years beginning after June 15, 2000. The company believes that the adoption of SFAS No. 133 in 2001 will not have a material effect on its consolidated results of operations or financial position.

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


F. Quinn Stepan
Chairman of the Board and Chief Executive Officer



F. Quinn Stepan, Jr.
President and Chief Operating Officer



Walter J. Klein
Vice President - Finance


February 10, 2000

                   Report of Independent Public Accountants

To the Stockholders of Stepan Company:

We have audited the accompanying consolidated balance sheets of Stepan Company (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and stockholders' equity, for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stepan Company and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



Chicago, Illinois,
February 10, 2000

                          Consolidated Balance Sheets
                          December 31, 1999 and 1998

(Dollars in thousands)                                                                    1999            1998
---------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and cash equivalents                                                            $    3,969      $     983
  Receivables, less allowances of $2,389 in 1999 and $2,263 in 1998                        97,089         81,890
  Inventories (Note 3)                                                                     51,849         52,496
  Deferred income taxes (Note 6)                                                            9,361         10,572
  Other current assets                                                                      4,392          3,817
---------------------------------------------------------------------------------------------------------------------
  Total current assets                                                                    166,660        149,758
---------------------------------------------------------------------------------------------------------------------

Property, Plant and Equipment:
  Land                                                                                      5,905          6,553
  Buildings and improvements                                                               68,560         61,838
  Machinery and equipment                                                                 514,397        491,899
  Construction in progress                                                                  8,042          8,311
---------------------------------------------------------------------------------------------------------------------
                                                                                          596,904        568,601
  Less: Accumulated depreciation                                                          387,423        353,505
---------------------------------------------------------------------------------------------------------------------
  Property, plant and equipment, net                                                      209,481        215,096
---------------------------------------------------------------------------------------------------------------------

Other Assets                                                                               38,435         39,507
---------------------------------------------------------------------------------------------------------------------
  Total assets                                                                         $  414,576      $ 404,361
---------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
  Current Liabilities:
  Current maturities of long-term debt (Note 4)                                        $    7,663      $   6,807
  Accounts payable                                                                         48,676         43,977
  Accrued liabilities (Note 10)                                                            41,706         37,160
---------------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                                98,045         87,944
---------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes (Note 6)                                                             41,975         39,920
---------------------------------------------------------------------------------------------------------------------
Long-term Debt, less current maturities (Note 4)                                          107,420        107,708
---------------------------------------------------------------------------------------------------------------------
Other Non-current Liabilities (Note 11)                                                    12,072         20,805
---------------------------------------------------------------------------------------------------------------------

Stockholders' Equity (Note 7):
 5 1/2 percent convertible preferred stock, cumulative, voting, without par value;
       authorized 2,000,000 shares; issued 783,003 in 1999 and 784,417
       shares in 1998                                                                      19,575         19,611
 Common stock, $1 par value; authorized 30,000,000 shares; issued
      9,684,600 shares in 1999 and 9,997,736 shares in 1998                                 9,685          9,998
 Additional paid-in capital                                                                11,909         10,962
 Accumulated other comprehensive loss                                                     (10,631)        (9,050)
 Retained earnings                                                                        134,224        127,478
---------------------------------------------------------------------------------------------------------------------
                                                                                          164,762        158,999
 Less:  Treasury stock, at cost                                                             9,698         11,015
---------------------------------------------------------------------------------------------------------------------
 Stockholders' equity                                                                     155,064        147,984
---------------------------------------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity                                            $  414,576      $ 404,361
---------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

                       Consolidated Statements of Income
             For the years ended December 31, 1999, 1998 and 1997

(Dollars in thousands, except per share amounts)                       1999            1998            1997
--------------------------------------------------------------------------------------------------------------------
Net Sales                                                           $  666,784      $  610,451      $  581,949
--------------------------------------------------------------------------------------------------------------------
Cost of Sales                                                          545,839         498,856         477,778
--------------------------------------------------------------------------------------------------------------------
Gross Profit                                                           120,945         111,595         104,171
--------------------------------------------------------------------------------------------------------------------
Operating Expenses:
   Marketing                                                            23,799          23,365          20,394
   Administrative (Note 13)                                             32,775          21,825          18,964
   Research, development and technical services (Note 1)                22,593          20,982          20,443
--------------------------------------------------------------------------------------------------------------------
                                                                        79,167          66,172          59,801
--------------------------------------------------------------------------------------------------------------------

Operating Income                                                        41,778          45,423          44,370

Other Income (Expenses):
   Interest, net (Note 4)                                               (8,376)         (7,453)         (7,595)
   Income (loss) from equity joint ventures (Note 1)                     1,427             796          (1,901)
--------------------------------------------------------------------------------------------------------------------
                                                                        (6,949)         (6,657)         (9,496)
--------------------------------------------------------------------------------------------------------------------

Income Before Provision for Income Taxes                                34,829          38,766          34,874
Provision for Income Taxes (Note 6)                                     12,700          15,312          14,464
--------------------------------------------------------------------------------------------------------------------
Net Income                                                          $   22,129      $   23,454      $   20,410
--------------------------------------------------------------------------------------------------------------------

Net Income Per Common Share (Note 15):
   Basic                                                            $     2.22      $     2.29      $     1.97
--------------------------------------------------------------------------------------------------------------------
   Diluted                                                          $     2.08      $     2.12      $     1.86
--------------------------------------------------------------------------------------------------------------------

Average Common Shares Outstanding (Note 1)                               9,592           9,843           9,831
--------------------------------------------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                Combined Sales

(Dollars in thousands)

           Surfactants       Polymers        Specialty      Consolidated
                                              Products             Total
  1995         394,928        115,833          17,457            528,218
  1996         414,892        103,444          18,299            536,635
  1997         457,109        105,754          19,086            581,949
  1998         474,454        116,460          19,537            610,451
  1999         524,956        121,438          20,390            666,784


                        1999 Sales Dollar Distribution

(Dollars in thousands)

     Material                             $404,587          60.7%
     Other Expenses                       $ 89,666          13.5%
     Payroll and Fringes                  $ 98,250          14.7%
     Depreciation and Amortization        $ 39,452           5.9%
     Income Taxes                         $ 12,700           1.9%
     Net Income                           $ 22,129           3.3%

                     Consolidated Statements of Cash Flows
             For the years ended December 31, 1999, 1998 and 1997


(Dollars in thousands)                                                  1999          1998            1997
----------------------------------------------------------------------------------------------------------------
Net Cash Flows from Operating Activities
  Net income                                                       $   22,129        $ 23,454        $ 20,410
  Depreciation and amortization                                        39,452          37,347          35,281
  Deferred revenue recognition                                         (5,165)         (4,327)         (3,611)
  Customer prepayments                                                      -             800           3,292
  Deferred income taxes                                                 3,745           4,244           1,114
  Environmental and legal liabilities                                  (4,999)         (3,035)           (428)
  Other non-cash items                                                    (98)           (998)          1,860
  Changes in Working Capital:
     Receivables, net                                                 (15,199)            179           3,999
     Inventories                                                          647          (2,840)          1,243
     Accounts payable and accrued liabilities                          10,676           2,731           1,069
     Other                                                               (575)          1,292          (1,364)
----------------------------------------------------------------------------------------------------------------
     Net Cash Provided by Operating Activities                         50,613          58,847          62,865
----------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
  Expenditures for property, plant and equipment                      (32,697)        (44,056)        (35,589)
  Investment in acquisitions                                             (450)        (21,195)         (4,999)
  Other non-current assets                                               (594)          1,587             344
----------------------------------------------------------------------------------------------------------------
     Net Cash Used for Investing Activities                           (33,741)        (63,664)        (40,244)
----------------------------------------------------------------------------------------------------------------

Cash Flows from Financing and Other
  Related Activities
  Revolving debt and notes payable to banks, net                       11,400         (10,310)          1,210
  Other debt borrowings                                                    --          30,000              --
  Other debt repayments                                               (10,832)         (6,151)         (9,660)
  Purchases of treasury stock, net                                     (8,255)         (8,402)         (8,863)
  Dividends paid                                                       (6,727)         (6,432)         (6,069)
  Stock option exercises                                                1,088           2,473           2,252
  Other non-cash items                                                   (560)           (885)           (762)
----------------------------------------------------------------------------------------------------------------
     Net Cash Provided by (Used for) Financing and
         Other Related Activities                                     (13,886)            293         (21,892)
----------------------------------------------------------------------------------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                    2,986          (4,524)            729
Cash and Cash Equivalents at Beginning of Year                            983           5,507           4,778
----------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                           $    3,969        $    983        $  5,507
----------------------------------------------------------------------------------------------------------------

Supplemental Cash Flow Information
  Cash payments of income taxes, net of refunds                    $   10,564        $  9,295        $ 16,059
  Cash payments of interest                                        $    8,780        $  7,781        $  8,306
----------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                             Capital Expenditures
                            (Dollars in thousands)


                         1994                42,884
                         1995                39,247
                         1996                44,923
                         1997                35,589
                         1998                44,056
                         1999                32,697

                            Compound Annual Growth
                                Five Years -5%


                               Equity Per Share
                                   (Dollars)


                         1994                 10.27
                         1995                 11.25
                         1996                 12.24
                         1997                 13.01
                         1998                 14.18
                         1999                 15.20

                            Compound Annual Growth
                                Five Years +8%

                Consolidated Statements of Stockholders' Equity
             For the years ended December 31, 1999, 1998 and 1997

                                                                                             Accumulated
                                           Convertible             Additional                      Other
                                             Preferred    Common      Paid-in   Treasury   Comprehensive    Retained   Comprehensive
(Dollars in thousands)                           Stock     Stock      Capital      Stock    Income (Loss)   Earnings          Income
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997                       $19,924    $10,132     $ 5,066   $ (5,200)      $ (4,820)    $ 106,513            --
Sale of 200,500 shares
 under stock option plan                            --        200       2,052         --             --            --            --
Purchase of 246,901 shares of common
 and 113,666 shares of preferred treasury
 stock, net of sales                                --         --         101     (8,863)            --            --            --
Conversion of preferred stock
 to common stock                                  (213)        10         203         --             --            --            --
Net income                                          --         --          --         --             --        20,410     $  20,410
Other comprehensive income:
 Foreign currency translation adjustments           --         --          --         --         (2,517)           --        (2,517)
                                                                                                                          ---------
Comprehensive income                                --         --          --         --             --            --     $  17,893
                                                                                                                          =========
Cash dividends paid                                 --         --          --         --             --            --            --
 Preferred stock ($1.375 per share)                 --         --          --         --             --        (1,027)           --
 Common stock (51.25c per share)                    --         --          --         --             --        (5,042)           --
Non-qualified stock option tax benefit              --         --         669         --             --            --            --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                      19,711     10,342       8,091    (14,063)        (7,337)      120,854            --
Sale of 151,200 shares
 under stock option plan                            --        151       2,322         --             --            --            --
Purchase of 288,744 shares of common
 treasury stock, net of sales                       --         --         462     (8,402)            --            --            --
Retirement of 500,000 shares of common treasury
 stock                                              --       (500)       (552)    11,450             --       (10,398)           --
Conversion of preferred stock
 to common stock                                  (100)         5          96         --             --            --            --
Net income                                          --         --          --         --             --        23,454     $  23,454
Other comprehensive income:
 Foreign currency translation adjustments           --         --          --         --         (1,713)           --        (1,713)
                                                                                                                          ---------
Comprehensive income                                --         --          --         --             --            --     $  21,741
                                                                                                                          =========
Cash dividends paid                                 --         --          --         --             --            --            --
 Preferred stock ($1.375 per share)                 --         --          --         --             --          (896)           --
 Common stock (56.25c per share)                    --         --          --         --             --        (5,536)           --
Non-qualified stock option tax benefit              --         --         543         --             --            --            --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                      19,611      9,998      10,962    (11,015)        (9,050)      127,478            --
Sale of 85,250 shares
 under stock option plan                            --         85       1,003         --             --            --            --
Purchase of 317,048 shares of common
 and 38,646 shares of preferred treasury
 stock, net of sales                                --         --           4     (8,255)            --            --            --
Retirement of 400,000 shares of common
 treasury stock                                     --       (400)       (516)     9,572             --        (8,656)           --
Conversion of preferred stock
 to common stock                                   (36)         2          34         --             --            --            --
Net income                                          --         --          --         --             --        22,129     $  22,129
Other comprehensive income:
 Foreign currency translation adjustments           --         --          --         --         (1,581)           --        (1,581)
                                                                                                                          ---------
Comprehensive income                                --         --          --         --             --            --     $  20,548
                                                                                                                          =========
Cash dividends paid                                 --         --          --         --             --            --            --
 Preferred stock ($1.375 per share)                 --         --          --         --             --          (858)           --
 Common stock (61.25c per share)                    --         --          --         --             --        (5,869)           --
Non-qualified stock option tax benefit              --         --         422         --             --            --            --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                     $19,575    $ 9,685     $11,909   $ (9,698)      $(10,631)    $ 134,224            --
------------------------------------------------------------------------------------------------------------------------------------

     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                  Notes to Consolidated Financial Statements
             For the years ended December 31, 1999, 1998 and 1997


1.  Summary of Significant Accounting Policies

Nature of Operations

The company's operations consist predominantly of the production and sale of specialty and intermediate chemicals which are sold to other manufacturers for use in a variety of end products. Principal markets for all products are manufacturers of cleaning and washing compounds (including detergents, shampoos, toothpastes and household cleaners), paints, cosmetics, food and beverages, agricultural products, plastics, furniture, automotive equipment, insulation and refrigeration.

     The company grants credit to its customers who are widely distributed across the Americas, Europe, Asia and the Pacific. There is no material concentration of credit risk.

Principles of Consolidation

The consolidated financial statements include the accounts of Stepan Company and its wholly owned foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The investment in the 50 percent owned joint venture in the Philippines is accounted for on the equity method and is included in the "Other Assets" caption on the Consolidated Balance Sheet. The company's share of the net earnings of the investment is included in consolidated net income.

Cash and Cash Equivalents

The company considers all highly liquid investments with original maturities of six months or less from the date of purchase to be cash equivalents.

Inventories

Inventories are valued at cost, which is not in excess of market value, and include material, labor and plant overhead costs. The last-in, first-out (LIFO) method is used to determine the cost of most company inventories. The first-in, first-out (FIFO) method is used for all other inventories. Inventories priced at LIFO as of December 31, 1999 and 1998, amounted to 86 percent of total inventories.

Property, Plant and Equipment

Depreciation of physical properties is provided on a straight-line basis over the estimated useful lives of various assets. Lives used for calculating depreciation are 30 years for buildings, 15 years for building improvements and from three to 15 years for machinery and equipment. Major renewals and betterments are capitalized in the property accounts, while maintenance and repairs ($17,815,000, $18,350,000 and

$18,775,000 in 1999, 1998 and 1997, respectively), which do not renew or extend the life of the respective assets, are charged to operations currently. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

     Interest charges on borrowings applicable to major construction projects are capitalized and subsequently amortized over the lives of the related assets.

Revenue Recognition

Revenue is recognized upon shipment of goods to customers.

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

Research and Development Costs

The company's research and development costs are expensed as incurred. These expenses are aimed at discovery and commercialization of new knowledge with the intent that such effort will be useful in developing a new product or in bringing about a significant improvement to an existing product or process. Total expenses were $13,113,000, $12,219,000 and $12,404,000 in 1999, 1998 and
1997, respectively. The balance of expenses reflected on the Consolidated Statements of Income relates to technical services which include routine product testing, quality control and sales support service.

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

Long-Lived Assets

The company's accounting policies require that operating assets and associated goodwill be written down to fair value whenever an impairment review indicates that the carrying value cannot be recovered on an undiscounted cash flow basis. The company has determined that no impairment loss has needed to be recognized for applicable assets of continuing operations.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock. See Note 8 for stock option plan information.

Per Share Data

Basic earnings per share amounts are computed based on the weighted-average number of common shares outstanding. Net income used in computing basic earnings per share has been reduced by dividends paid to preferred stockholders. Diluted earnings per share amounts are based on the increased number of common shares that would be outstanding assuming the exercise of certain outstanding stock options and the conversion of the convertible preferred stock, when such conversion would have the effect of reducing earnings per share. See Note 15 for the computation of earnings per share.

Comprehensive Income

Comprehensive income includes net income and all other nonowner changes in equity that are not reported in net income. For the twelve months ended December 31, 1999, 1998 and 1997, the company's comprehensive income included net income and foreign currency translation gains and losses. Comprehensive income is disclosed in the Consolidated Statements of Stockholders' Equity.

Segment Reporting

The company reports financial and descriptive information about its reportable operating segments. Operating segments are components of the company that have separate financial information that is regularly evaluated by the chief operating decision maker to assess segment performance and allocate resources. The company discloses segment revenue, operating income, assets, capital expenditures and depreciation and amortization expenses. Enterprise-wide financial information about the revenues derived from the company's products, the geographic locations in which the company earns revenues and holds assets and major customers (i.e. any customer accounting for 10 percent or more of the company's revenue) is also disclosed. See Note 14 for segment reporting information.

Software Development Costs

In 1999, the company adopted Statement of Position (SOP) 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use". SOP 98-1 provides guidance on accounting for costs related to obtaining or developing internal-use software. The adoption does not have a material impact on the company's operating results or financial position.

Reclassifications

Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform to the 1999 presentation.

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

2.   Acquisitions

On May 8, 1998, the company purchased an additional 34.5 percent of the outstanding stock of Stepan Colombia raising its stake in the Colombia company to 84.5 percent. On August 19, 1998, the remaining shares (15.5 percent) were acquired. As a result, Stepan Colombia became a wholly-owned subsidiary. The transaction was accounted for as a step acquisition purchase, and Stepan Colombia's financial results have been reported on a consolidated basis from the date that controlling interest was acquired. Prior to the May 1998 purchase date, the investment was accounted for under the equity method. The reported consolidated results of operations for 1997 and 1998 would not have been materially affected had this transaction occurred at the beginning of 1997.

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

3.   Inventories

The composition of inventories was as follows:

                                                December 31
                                     ----------------------------
   (Dollars in thousands)                1999           1998
   --------------------------------------------------------------
   Finished products                    $32,729        $33,444
   Raw materials                         19,120         19,052
   --------------------------------------------------------------
         Total inventories              $51,849        $52,496
   ==============================================================

If the first-in, first-out (FIFO) inventory valuation method had been used, inventories would have been approximately $10,600,000 and $10,000,000 higher than reported at December 31, 1999 and 1998, respectively.

4.    Debt

Debt was composed of the following:

                                                                  December 31
                                                      ----------------------------------
(Dollars in thousands)               Maturity Dates          1999             1998
----------------------------------------------------------------------------------------
Unsecured promissory notes
         6.59%                           2003-2013          $ 30,000         $ 30,000
         7.22%                           2000-2007            24,000           30,000
         7.77%                           2000-2010            30,000           30,000
         7.69%                           2001-2005            10,000           10,000
         9.70%                           2000-2003             4,000            6,000
         9.52%                             1999                   --            1,429
         9.70%                             1999                   --              667
Unsecured bank debt                        2003               14,500            3,100
Debt of foreign subsidiaries
   payable in foreign currency           2000-2006             2,583            3,319
----------------------------------------------------------------------------------------
         Total debt                                          115,083          114,515
         Less current maturities                               7,663            6,807
----------------------------------------------------------------------------------------
                Long-term debt                              $107,420         $107,708
========================================================================================

Unsecured bank debt at December 31, 1999, consisted of borrowings under a committed $60,000,000 revolving credit agreement with interest at varying rates averaging 5.89 percent during the year. The agreement requires a commitment fee to be paid on the unused portion of the commitment which averaged 0.15 percent during the year. Periodically, the company also had other borrowings under notes payable to banks under which there were no outstanding balances at December 31, 1999 and 1998.

     The various loan agreements contain provisions which, among others, require maintenance of certain financial ratios and place limitations on additional debt, investments and payment of dividends. Unrestricted retained earnings were $48,329,000 and $44,346,000 at December 31, 1999 and 1998, respectively. The company is in compliance with all loan agreements.

     Debt at December 31, 1999, matures as follows: $7,663,000 in 2000; $9,049,000 in 2001; $9,020,000 in 2002; $26,245,000 in 2003; $10,743,000 in 2004
and $52,363,000 after 2004.

     Net interest expense for the years ended December 31 was composed of the following:

(Dollars in thousands)                1999             1998          1997
----------------------------------------------------------------------------
Interest expense                    $ 8,661          $ 8,235       $ 8,205
Interest income                        (211)            (364)         (173)
----------------------------------------------------------------------------
                                      8,450            7,871         8,032
Capitalized interest                    (74)            (418)         (437)
----------------------------------------------------------------------------
     Interest, net                  $ 8,376          $ 7,453       $ 7,595
============================================================================

5.   Leased Properties

The company leases certain property and equipment (primarily transportation equipment, buildings and computer equipment) under operating leases. Total rental expense was $3,661,000, $3,918,000 and $3,884,000 in 1999, 1998 and 1997,
respectively.

     Minimum future rental payments under operating leases with terms in excess of one year as of December 31, 1999, are:

(Dollars in thousands)                         Year               Amount
-------------------------------------------------------------------------
                                               2000              $ 3,183
                                               2001                2,067
                                               2002                1,580
                                               2003                1,284
                                               2004                1,196
                                 Subsequent to 2004                5,868
-------------------------------------------------------------------------
               Total minimum future rental payments              $15,178
=========================================================================

6.   Income Taxes

The provision for taxes on income and the related income before taxes are as follows:

Taxes on Income
(Dollars in thousands)              1999          1998           1997
-----------------------------------------------------------------------
Federal
    Current                       $ 6,618        $ 8,544       $ 11,321
    Deferred                        2,280          3,285           (321)
State
    Current                         1,301          1,704          1,953
    Deferred                          506            718            502
Foreign
    Current                         1,983          1,047          1,451
    Deferred                           12             14           (442)
-----------------------------------------------------------------------
            Total                 $12,700        $15,312       $ 14,464
=======================================================================
Income before Taxes
(Dollars in thousands)                            1998           1997
-----------------------------------------------------------------------
Domestic                          $29,163        $35,766       $ 31,758
Foreign                             5,666          3,000          3,116
-----------------------------------------------------------------------
         Total                    $34,829        $38,766       $ 34,874
=======================================================================

     No federal income taxes have been provided on $30,145,000 of undistributed earnings of the company's foreign subsidiaries. In general, the company reinvests earnings of foreign subsidiaries in their operations indefinitely. However, the company will repatriate earnings from a subsidiary where excess cash has accumulated and it is advantageous for tax or foreign exchange reasons. Because of the probable availability of foreign tax credits, it is not practicable to estimate the amount, if any, of the deferred tax liability on earnings reinvested indefinitely.

     The variations between the effective and statutory federal income tax rates are summarized as follows:

                                                                1999                       1998                     1997
-------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                              Amount         %          Amount          %         Amount        %
-------------------------------------------------------------------------------------------------------------------------
Income tax provision at statutory tax rate           $12,190    35.0        $13,568        35.0        $12,206       35.0
State taxes on income
   less applicable federal tax benefit                 1,175     3.4          1,574         4.1          1,215        3.5
Effect of equity in foreign joint ventures              (499)   -1.4           (278)       -0.7            665        1.9
Other items                                             (166)   -0.5            448         1.1            378        1.1
-------------------------------------------------------------------------------------------------------------------------
     Total income tax provision                      $12,700    36.5        $15,312        39.5        $14,464       41.5
=========================================================================================================================

     The net deferred tax liability at December 31 is comprised of the following:

(Dollars in thousands)                                   1999             1998
-----------------------------------------------------------------------------------
Current deferred income taxes
   Gross assets                                         $ 10,148         $ 11,203
   Gross liabilities                                        (787)            (631)
-----------------------------------------------------------------------------------
      Total current deferred tax assets                    9,361           10,572
Non-current deferred income taxes
   Gross assets                                            7,001            7,073
   Gross liabilities                                     (48,976)         (46,993)
-----------------------------------------------------------------------------------
      Total non-current deferred tax liabilities         (41,975)         (39,920)
-----------------------------------------------------------------------------------
   Net deferred tax liability                           $(32,614)        $(29,348)
===================================================================================

At December 31, the tax effect of significant temporary differences representing deferred tax assets and liabilities is as follows:

(Dollars in thousands)                                      1999            1998
--------------------------------------------------------------------------------------
Tax over book depreciation                                $(45,104)       $(43,884)
Safe Harbor leases                                          (2,576)         (2,795)
SFAS No. 87 pension accounting                              (2,736)         (3,043)
State income tax accrual                                     2,408           2,062
Deferred revenue                                             2,340           4,505
Book reserves deductible in other periods                   12,456          13,966
Other, net                                                     598            (159)
--------------------------------------------------------------------------------------
     Net deferred tax liability                           $(32,614)       $(29,348)
======================================================================================

7.   Stockholders' Equity

The company's preferred stock is convertible at the option of the holder at any time (unless previously redeemed) into shares of common stock at a conversion of
1.14175 shares of common stock for each share of preferred stock. Dividends on preferred stock accrue at a rate of $1.375 per share per annum which are cumulative from the date of original issue. The company may not declare and pay any dividend or make any distribution of assets (other than dividends or other distribution payable in shares of common stock) or redeem, purchase or otherwise acquire, shares of common stock, unless all accumulated and unpaid preferred dividends have been paid or are contemporaneously declared and paid. The preferred stock is subject to optional redemption by the company, in whole or in part, at any time on or after September 1, 1997, at a redemption price of $25.69 per share reduced annually by $0.14 per share to a minimum of $25 per share on or after September 1, 2002, plus accrued and unpaid dividends thereon to the date fixed for redemption. Preferred stock is entitled to 1.14175 votes per share on all matters submitted to stockholders for action, and votes together with the common stock as a single class, except as otherwise provided by law or the Certificate of Incorporation of the company. There is no mandatory redemption or sinking fund obligation with respect to the preferred stock.

     On May 11, 1999, shareholders approved an amendment to the company's Certificate of Incorporation which increased the number of authorized shares of common stock, par value $1 per share, from 15,000,000 shares to 30,000,000 shares.

     On December 17, 1999, 400,000 shares of common stock held in treasury were retired in accordance with the Board of Directors' authorization. At December 31, 1999, treasury stock consists of 172,520 shares of preferred stock and 196,864 shares of common stock. On December 8, 1998, 500,000 shares of common stock held in treasury were retired in accordance with the Board of Directors' authorization. At December 31, 1998, treasury stock consisted of 133,874 shares of preferred stock and 305,048 shares of common stock.

8.   Stock Option Plans

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

     The company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the 1992 Plan been determined based on the fair value at the grant date for awards in 1999, 1998 and 1997 consistent with the provisions of SFAS No. 123, the company's net income and earnings per share would have been reduced to the following pro forma amounts:

(In thousands, except per share data)              1999          1998          1997
---------------------------------------------------------------------------------------
Net Earnings - as reported                        $22,129       $23,454       $20,410
Net Earnings - pro forma                           21,272        22,575        19,716
Basic Earnings per share - as reported               2.22          2.29          1.97
Basic Earnings per share - pro forma                 2.13          2.20          1.90
Diluted Earnings per share - as reported             2.08          2.12          1.86
Diluted Earnings per share - pro forma               2.01          2.05          1.80
---------------------------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997: expected dividend yield of
2.5 percent in 1999 and 1998 and 2.7 percent in 1997.  Expected volatility of
26.7 percent in 1999, 27.0 percent in 1998 and 28.0 percent in 1997; expected lives of 7.5 years; and risk-free interest rate of 5.21 percent in 1999, 5.75 percent in 1998 and 6.24 percent in 1997.

     A summary of the status of the company's stock option plans at December 31, 1999, 1998 and 1997, and changes during the years then ended is presented as follows:

                                                                      Weighted
                                                                      -Average
                                                      1999            Exercise            1998              1997
                                                     Shares              Price          Shares            Shares
-----------------------------------------------------------------------------------------------------------------
Options outstanding, beginning of year               1,247,591        $ 18.76        1,168,252         1,266,252
Options exercised                                      (85,250)         12.76         (151,200)         (200,500)
Options canceled                                        (4,036)         30.97           (3,229)           (4,000)
Options granted                                         64,058          23.42          233,768           106,500
-----------------------------------------------------------------------------------------------------------------
Options outstanding, end of year                     1,222,363          19.38        1,247,591         1,168,252
-----------------------------------------------------------------------------------------------------------------
Option price range at end of year                   $    9.438-                     $    9.438-       $    9.438-
                                                        30.969                          30.969            19.750
Option price range for exercised shares                  9.438-                          9.438-            9.438-
                                                        19.750                          19.750            18.219
-----------------------------------------------------------------------------------------------------------------
Options available for grant at end of year             255,561                         315,583           546,122
-----------------------------------------------------------------------------------------------------------------
Weighted-average fair value of options,
 granted during the year                            $     6.98                      $     9.64        $     6.18
-----------------------------------------------------------------------------------------------------------------

     A summary of stock options outstanding at December 31, 1999, is as follows:

                                                      Options Outstanding                 Options Exercisable
                                             -----------------------------------------------------------------------
                                                    Weighted-
                                                      Average            Weighted                         Weighted
                                    Number          Remaining            -Average            Number       -Average
Range of                       Outstanding        Contractual            Exercise       Exercisable       Exercise
Exercise Price                 at 12/31/99               Life               Price       at 12/31/99          Price
--------------------------------------------------------------------------------------------------------------------
   $9.438                         54,800               1.33             $   9.44           54,800         $    9.44
$12.563 - $14.000                400,300               5.09                13.86          400,300             13.86
$18.219 - $30.969                767,263               7.51                22.97          476,702             19.16
                               ---------                                                ---------
                               1,222,363               6.44              $ 19.38          931,802         $   16.31
                               =========                                                =========

9.   Pension Plans

The company has non-contributory defined benefit plans covering substantially all employees. The benefits under these plans are based primarily on years of service and compensation levels. The company funds the annual provision deductible for income tax purposes. The plans' assets consist principally of marketable equity securities and government and corporate debt securities. The plans' assets at December 31, 1999, and 1998, included $9,818,000 and $11,183,000, respectively, of the company's common stock.

Net 1999, 1998 and 1997 periodic pension cost for the plans consists of the following:

  (Dollars in thousands)                                1999            1998            1997
  ----------------------------------------------------------------------------------------------
  Service cost                                        $  2,344        $  1,969        $  1,754
  Interest cost on projected benefit obligation          3,629           3,262           3,029
  Expected return on plan assets                        (5,156)         (4,658)         (4,158)
  Amortization of unrecognized net transition
  assets                                                  (567)           (567)           (567)
  Amortization of unrecognized prior service cost          287             269             268
  Amortization of unrecognized net loss/(gain)              14              (5)             (4)
  ----------------------------------------------------------------------------------------------
       Net pension expense                            $    551        $    270        $    322
  ==============================================================================================

Changes in benefit obligations for the years ending December 31, 1999 and 1998 were as follows:

     (Dollars in thousands)                    1999            1998
     ------------------------------------------------------------------
     Benefit obligation at beginning of       $ 53,169        $ 44,391
      year
     Service cost                                2,344           1,969
     Interest cost                               3,629           3,262
     Plan amendments                               515              23
     Actuarial (gain)/loss                      (7,217)          5,064
     Benefits paid                              (1,713)         (1,540)
     ------------------------------------------------------------------
          Benefit obligation at end of year   $ 50,727        $ 53,169
     ==================================================================

Changes in the fair value of plan assets during fiscal years 1999 and 1998 were as follows:

  (Dollars in thousands)                             1999             1998
  -----------------------------------------------------------------------------
  Fair value of plan assets at beginning of         $ 67,183         $ 64,786
   year
  Actual return on plan assets                        10,778            3,350
  Employer contributions                                  --              587
  Benefits paid                                       (1,713)          (1,540)
  -----------------------------------------------------------------------------
       Fair value of plan assets at end of the year $ 76,248         $ 67,183
  =============================================================================

The reconciliation of the funded status of the plans to the amount reported in the company's consolidated balance sheet is as follows:

  (Dollars in thousands)                               1999             1998
  -----------------------------------------------------------------------------
  Plan assets in excess of projected  benefit         $ 25,522         $ 14,014
   obligations
  Unrecognized net transition assets                      (567)          (1,134)
  Unrecognized prior service cost                        1,767            1,748
  Unrecognized net gain                                (20,240)          (7,386)
  -----------------------------------------------------------------------------
    Prepaid benefit cost                              $  6,482         $  7,242
  =============================================================================

The prepaid pension asset is included in the "Other Assets" caption on the Consolidated Balance Sheets. The weighted-average assumptions as of December 31, 1999, 1998 and 1997, were as follows:

                                         1999            1998          1997
-----------------------------------------------------------------------------------
Discount rate                            7.75%           6.75%          7.25%
Expected return on plan assets           8.50%           8.50%          8.50%
Rate of compensation increase         4.25%-6.25%     4.25%-6.25%    4.50%-6.50%
-----------------------------------------------------------------------------------

The plans' net transitional assets are being amortized over a period of 15 years. The prior service costs are being amortized over an average of 12 years.

10.  Accrued Liabilities

Accrued liabilities consisted of:

                                                          December 31
                                           -----------------------------------
(Dollars in thousands)                              1999               1998
------------------------------------------------------------------------------
Accrued payroll and benefits                      $ 17,421        $   14,236
Accrued customer discounts                           8,007             6,760
Deferred revenue -- current                          3,020             4,451
Other accrued liabilities                           13,258            11,713
------------------------------------------------------------------------------
     Total accrued liabilities                    $ 41,706        $   37,160
------------------------------------------------------------------------------

11.  Other Non-current Liabilities

Other non-current liabilities were comprised of the following:


                                                                  December 31
                                                   ---------------------------------------
(Dollars in thousands)                                      1999               1998
------------------------------------------------------------------------------------------
Deferred revenue                                          $ 2,508            $ 6,242
Environmental and legal matters (Note 12)                   9,564             14,563
------------------------------------------------------------------------------------------
     Total other non-current liabilities                  $12,072            $20,805
------------------------------------------------------------------------------------------

During and prior to 1998, the company received prepayments on certain multi-year commitments for future shipments of products. As the commitments are fulfilled, a proportionate share of the deferred revenue is recognized into income. In 1999, approximately $1.4 million of previously deferred revenue was accelerated and recorded in net sales when a customer released the company from further performance under a prepaid contract that originally extended into the year 2000. Related deferred revenue at December 31, 1999 and 1998, is $5,528,300 and $10,693,000, respectively, of which the amount recognizable within one year is included in the "Accrued Liabilities" caption of the Consolidated Balance Sheets.

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

     After partial remediation payments at certain sites, the company has estimated a range of possible environmental and legal losses from $4.2 million to $25.2 million at December 31, 1999, compared to $4.1 million to $26.4 million at December 31, 1998. At December 31, 1999, the company's reserve was $11.6 million for legal and environmental matters compared to $17.6 million at December 31, 1998. The company made payments of $15.8 million, net of insurance recoveries, in 1999 and $3.6 million in 1998 related to legal costs, settlements and costs related to remedial design studies at various sites.

     For certain sites, estimates cannot be made of the total costs of compliance, or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup, and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings, in the 1999 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which filings are available upon request from the company.

13.  Legal Settlement

On December 1, 1999, the company settled a lawsuit in New Jersey, for alleged personal injuries related to environmental claims. All terms of the settlement are confidential pursuant to a court order. As a result of this settlement, the company incurred a $6.3 million after-tax charge ($0.59 per share diluted). The charge was net of insurance recoveries and previously recorded reserves and was included in administrative expenses.

14.  Segment Reporting

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

Segment data for the three years ended December 31, 1999, 1998 and 1997, is as follows (prior year data has been reclassified to conform to 1999 presentation):

                                                                        Specialty   Segment
     (Dollars in thousands)                 Surfactants     Polymers    Products    Totals
     -----------------------------------------------------------------------------------------
             1999
             ----
     Net sales                                $524,956      $121,438    $20,390   $666,784
     Operating income                           51,123        21,453      4,454     77,030
     Assets                                    315,580        52,434     18,760    386,774
     Capital expenditures                       24,423         4,846        807     30,076
     Depreciation and amortization expenses     31,091         5,856      1,128     38,075
     -----------------------------------------------------------------------------------------

             1998
             ----
     Net sales                                $474,454      $116,460    $19,537   $610,451
     Operating income                           41,997        21,811      3,511     67,319
     Assets                                    315,549        48,795     17,478    381,822
     Capital expenditures                       37,091         3,632      1,652     42,375
     Depreciation and amortization expenses     29,265         5,847      1,249     36,361
     -----------------------------------------------------------------------------------------

             1997
             ----
     Net sales                                $457,109      $105,754    $19,086   $581,949
     Operating income                           43,989        16,296      2,959     63,244
     Assets                                    278,559        57,295     18,020    353,874
     Capital expenditures                       23,873         6,494      3,850     34,217
     Depreciation and amortization expenses     27,507         5,819        983     34,309
     -----------------------------------------------------------------------------------------

Below are reconciliations of segment data to the accompanying consolidated financial statements:

(Dollars in thousands)                                   1999           1998          1997
--------------------------------------------------------------------------------------------
Operating income - segment totals                      $ 77,030      $  67,319     $  63,244
Unallocated corporate expenses/(a)/                     (35,252)       (21,896)      (18,874)
Interest expenses                                        (8,376)        (7,453)       (7,595)
Income /(Loss) from equity in joint ventures              1,427            796        (1,901)
--------------------------------------------------------------------------------------------
     Consolidated income before income taxes           $ 34,829      $  38,766     $  34,874
============================================================================================

Assets - segment totals                                $386,774      $ 381,822     $ 353,874
Unallocated corporate assets/(b)/                        27,802         22,539        21,062
--------------------------------------------------------------------------------------------
     Consolidated assets                               $414,576      $ 404,361     $ 374,936
============================================================================================

Capital expenditures - segment totals                  $ 30,076      $  42,375     $  34,217
Unallocated corporate expenditures                        2,621          1,681         1,372
--------------------------------------------------------------------------------------------
     Consolidated capital expenditures                 $ 32,697      $  44,056     $  35,589
============================================================================================
Depreciation and amortization expenses - segment
 totals                                                $ 38,075      $  36,361     $  34,309
Unallocated corporate depreciation expenses               1,377            986           972
     Consolidated depreciation and
      amortization expenses                            $ 39,452      $  37,347     $  35,281
============================================================================================

     (a) Includes corporate administrative and corporate manufacturing expenses which are not included in segment operating income and not used to evaluate segment performance.
     (b) Includes items such as deferred tax asset, prepaid pension asset, joint venture investments and LIFO inventory reserve which are not allocated to segments.

     Company-wide geographic data for the years ended December 31, 1999, 1998 and 1997, is as follows (net sales attributed to countries based on selling location):

(Dollars in thousands)                     1999          1998          1997
-------------------------------------------------------------------------------
Net sales
  United States                         $ 532,174      $506,075      $494,496
  All foreign countries                   134,610       104,376        87,453
-------------------------------------------------------------------------------
    Total                               $ 666,784      $610,451      $581,949
===============================================================================

Long-lived assets
  United States                         $ 193,436      $200,587      $192,821
  All foreign countries                    16,045        14,509        13,780
-------------------------------------------------------------------------------
     Total                              $ 209,481      $215,096      $206,601
===============================================================================

15.  Earnings Per Share


Below is the computation of basic and diluted earnings per share for the years ended December 31, 1999, 1998 and 1997:

(In thousands, except per share amounts)                     1999           1998          1997
------------------------------------------------------------------------------------------------
Computation of Basic Earnings per Share
Net income                                                  $22,129        $23,454       $20,410
Deduct dividends on preferred stock                             858            896         1,027
------------------------------------------------------------------------------------------------
Income applicable to common stock                           $21,271        $22,558       $19,383

Weighted-average number of shares outstanding                 9,592          9,843         9,831

Basic earnings per share                                    $  2.22        $  2.29       $  1.97
------------------------------------------------------------------------------------------------

Computation of Diluted Earnings per Share
Net income                                                  $22,129        $23,454       $20,410

Weighted-average number of shares outstanding                 9,592          9,843         9,831
Add net shares from assumed exercise of options
  (under treasury stock method)                                 324            456           275
Add weighted-average shares from assumed
  conversion of convertible preferred stock                     716            744           853
------------------------------------------------------------------------------------------------
Shares applicable to diluted earnings                        10,632         11,043        10,959

Diluted earnings per share                                  $  2.08        $  2.12       $  1.86
------------------------------------------------------------------------------------------------

                               Five Year Summary
              (In thousands, except per share and employee data)

For the Year                                          1999           1998           1997           1996            1995
-------------------------------------------------------------------------------------------------------------------------
Net Sales                                          $666,784       $610,451       $581,949        $536,635        $528,218
Operating Income                                     41,778         45,423         44,370          40,386          32,620
   Percent of net sales                                 6.3%           7.4%           7.6%            7.5%            6.2%
-------------------------------------------------------------------------------------------------------------------------
Pre-tax Income                                       34,829         38,766         34,874          32,261          24,991
   Percent of net sales                                 5.2%           6.4%           6.0%            6.0%            4.7%
-------------------------------------------------------------------------------------------------------------------------
Provision for Income Taxes                           12,700         15,312         14,464          13,194           8,872
-------------------------------------------------------------------------------------------------------------------------
Net Income                                           22,129         23,454         20,410          19,067          16,119
   Per share (Diluted)/(a)/                            2.08           2.12           1.86            1.71            1.46
   Percent of net sales                                 3.3%           3.8%           3.5%            3.6%            3.1%
   Percent to stockholders' equity/(b)/                15.0%          17.0%          15.5%           15.6%           14.5%
-------------------------------------------------------------------------------------------------------------------------
Cash Dividends Paid                                   6,727          6,432          6,069           5,846           5,540
   Per common share                                   .6125          .5625          .5125           .4775           .4475
-------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization                        39,452         37,347         35,281          32,138          30,384
Capital Expenditures                                 32,697         44,056         35,589          44,923          39,247
Weighted-Average Common
Shares Outstanding                                    9,592          9,843          9,831          10,002           9,984
-------------------------------------------------------------------------------------------------------------------------

As of Year End
-------------------------------------------------------------------------------------------------------------------------
Working Capital                                    $ 68,615       $ 61,814       $ 63,789        $ 70,322        $ 66,856
Current Ratio                                           1.7            1.7            1.8             1.8             1.8
-------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, net                  209,481        215,096        206,601         207,159         192,470
Total Assets                                        414,576        404,361        374,936         381,012         362,527
Long-term Debt, less current maturities             107,420        107,708         94,898         102,567         109,023
-------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity                                155,064        147,984        137,598         131,615         122,477
   Per share /(c)/                                    15.20          14.18          13.01           12.24           11.25
Number of Employees                                   1,365          1,372          1,292           1,270           1,267
=========================================================================================================================

/(a)/ Based on weighted-average number of common shares outstanding during the year.
/(b)/  Based on equity at beginning of year.
/(c)/ Based on common shares and the assumed conversion of the convertible preferred shares outstanding at year end.

Quarterly Stock Data (Unaudited)

                                                                                          Dividends Paid
                                             Stock Price Range                           Per Common Share
           -------------------------------------------------------------------------------------------------
                          1999                                        1998              1999         1998
           -------------------------------------------------------------------------------------------------
Quarter          High             Low              High              Low
----------------------------------------------------------------------------------
 First       $26     11/16    $22      1/4      $30     1/2        $26      1/8         15.00c       13.75c
 Second       25     11/16     22      1/4       32     1/4         29      5/8         15.00c       13.75c
 Third        26       1/4     22      5/8       31     1/4         23      1/8         15.00c       13.75c
 Fourth       24       1/8     22     3/16       29                 24      5/8         16.25c       15.00c
                                                                                      ----------------------
 Year         26     11/16     22     3/16       32     1/4         23      1/8         61.25c       56.25c
------------------------------------------------------------------------------------------------------------

Quarterly Financial Data (Unaudited)
(Dollars in thousands, except per share data)

                                                                   1999
                                   ------------------------------------------------------------------
Quarter                                 First        Second        Third       Fourth       Year
-----------------------------------------------------------------------------------------------------
Net Sales                             $163,961      $166,759      $166,932     $169,132    $666,784
-----------------------------------------------------------------------------------------------------
Gross Profit                            28,919        32,391        28,249       31,386     120,945
-----------------------------------------------------------------------------------------------------
Interest, net                           (2,110)       (2,158)       (2,052)      (2,056)     (8,376)
-----------------------------------------------------------------------------------------------------
Pre-tax Income                          10,148        12,963            23       11,695      34,829
-----------------------------------------------------------------------------------------------------
Net Income                               6,142         7,956            14        8,017      22,129
-----------------------------------------------------------------------------------------------------
Net Income per Share (Diluted)             .57           .75          (.02)         .76        2.08
-----------------------------------------------------------------------------------------------------



                                                                1998
                                   ------------------------------------------------------------------
Quarter                               First       Second        Third       Fourth        Year
-----------------------------------------------------------------------------------------------------
Net Sales                          $150,388     $155,509      154,134     $150,420      $610,451
-----------------------------------------------------------------------------------------------------
Gross Profit                         27,829       29,654       25,827       28,285       111,595
-----------------------------------------------------------------------------------------------------
Interest, net                        (1,907)      (1,769)      (1,853)      (1,924)       (7,453)
-----------------------------------------------------------------------------------------------------
Pre-tax Income                        9,538       11,859        8,131        9,238        38,766
-----------------------------------------------------------------------------------------------------
Net Income                            5,722        7,110        5,032        5,590        23,454
-----------------------------------------------------------------------------------------------------
Net Income per Share (Diluted)          .52          .64          .45          .51          2.12
-----------------------------------------------------------------------------------------------------