Form 10-K, Exhibit 13
period 2000-12-31
STEPAN CO
filed 2001-03-13
CIK 94049

                                                                   Exhibit 13

                            Financial Highlights

(In thousands, except per share                                                 % Change                        % Change
and stockholder amounts)                         2000          1999      (2000 vs. 1999)         1998    (1999 vs. 1998)
-------------------------------------------------------------------------------------------------------------------------
Net Sales *                                  $698,937      $694,659                   +1     $635,756                +9
Net Income                                     15,008        22,129                  -32       23,454                -6
  Per Share (Diluted)                            1.47          2.08                  -29         2.12                -2
  Percent of Net Sales                            2.1%          3.2%                 -34          3.7%              -14
  Percent Return on Beginning Equity              9.7%         15.0%                 -35         17.0%              -12
Depreciation and Amortization                  39,277        39,452                   --       37,347                +6
Capital Expenditures                           28,442        32,697                  -13       44,056               -26
Dividends Per Common Share                      66.25c        61.25c                  +8        56.25c               +9
Working Capital                                68,872        68,615                   --       61,814               +11
Current Ratio                                     1.6           1.7                   -6          1.7                --
Long-term Debt, less current maturities        96,466       107,420                  -10      107,708                --
Stockholders' Equity                          154,176       155,064                   -1      147,984                +5
Stockholders' Equity Per Share                  15.57         15.20                   +2        14.18                +7
Average Common Shares Outstanding               9,355         9,592                   -2        9,843                -3
Number of Stockholders                          1,357         1,514                  -10        1,587                -5

* Prior years Net Sales have been restated to conform to the requirements of EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs".


                       Net Sales                        Net Income
                (Dollars in thousands)            (Dollars in thousands)
             -------------------------------    ------------------------------
              1995                  548,196      1995                  16,119
              1996                  557,973      1996                  19,067
              1997                  605,574      1997                  20,410
              1998                  635,756      1998                  23,454
              1999                  694,659      1999                  22,129
              2000                  698,937      2000                  15,008
                Compound Annual Growth             Compound Annual Growth
                    Five Years +5%                     Five Years -1%

                     Net Income Per                      Dividends Per
                 Common Share (Diluted)                   Common Share
                        (Dollars)                          (Dollars)
             -------------------------------        ----------------------
               1995                     1.46           1995         .4475
               1996                     1.71           1996         .4775
               1997                     1.86           1997         .5125
               1998                     2.12           1998         .5625
               1999                     2.08           1999         .6125
               2000                     1.47           2000         .6625
                   Compound Annual Growth            Compound Annual Growth
                      Five Years +0%                     Five Years +8%

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

2000 Compared with 1999

Net sales for 2000 increased one percent from $694.7 million in 1999 to $698.9 million in 2000 (prior year data has been reclassified to conform to 2000 presentation). The increase was due to a three percent rise in sales volume. Net sales by segment were as follows:

                                                      Percent
(Dollars in thousands)       2000             1999     Change
--------------------------------------------------------------

Surfactants              $537,006         $547,359         -2
Polymers                  140,786          126,774        +11
Specialty Products         21,145           20,526         +3
                         --------         --------
   Total                 $698,937         $694,659         +1
                         ========         ========


     Surfactants are a principal ingredient in consumer and industrial cleaning products such as detergents, shampoos, lotions, toothpastes and cosmetics. Other applications include lubricating ingredients and emulsifiers for agricultural products, and plastics and composites.

     Surfactants net sales, representing 77 percent of the company's revenue, decreased $10.4 million, or two percent, from $547.4 million in 1999 to $537.0 million in 2000. Foreign operations' net sales decreased $13.2 million, or 10 percent, from $133.0 million in 1999 to $119.8 million in 2000, which accounted for the overall net sales decline. The decrease was mainly due to a decline in revenue reported by the company's Mexican and European subsidiaries. Mexican operations reported lower revenue due to decreased sales volume. Despite a volume gain between years, European operations' net sales decreased. Weaker selling prices and lower exchange rates contributed to the overall decline. Domestic sales increased $2.8 million, or one percent, from $414.4 million in 1999 to $417.2 million in 2000. A six percent rise in sales volume offset a five percent drop in average selling prices. Average selling prices declined largely due to sales mix, increased market competition and the non-recurring favorable impact in 1999 of the settlement of a contract cancellation. Sales volume grew six percent due to higher demand for the company's laundry and cleaning products and rising export sales to Asia.

     The polymers product group includes phthalic anhydride (PA), polyurethane systems and polyurethane polyols. PA is used in polyester alkyd resins and plasticizers for applications in construction materials and components of automotive, boating and other consumer products. Polyurethane systems provide thermal insulation and are sold to the construction, industrial and appliance markets. Polyurethane polyols are used in the manufacture of laminate board for the construction industry. Polyurethane polyols are also sold to the appliance, coatings, adhesives, sealants and elastomers markets.

     Polymer net sales, accounting for 20 percent of the company's revenue, increased 11 percent, from $126.8 million in 1999 to $140.8 million in 2000. The increase was due to a five percent rise in sales volume coupled with increased average selling prices. Globally, polyurethane polyols' net sales rose $6.7 million, or ten percent, from $70.0 million in 1999 to $76.7 million in 2000. The increase was entirely due to a nine percent rise in sales volume. Both domestic and foreign operations sales increased between years. PA's net sales increased 14 percent from $36.3 million in 1999 to $41.4 million in 2000. The improvement was entirely due to a 14 percent rise in average selling prices. The higher prices were due to increased raw material costs, which were passed on to customers. Sales volume was flat between years. Polyurethane systems reported a $2.2 million, or 11 percent, increase in net sales. A nine percent rise in sales volume coupled with a two percent increase in average selling prices caused an overall improvement.

     Specialty products include flavors, emulsifiers and solubilizers used in the food and pharmaceutical industry. Net sales for the year were $21.1 million, a rise of $0.6 million, or three percent over 1999. Higher average selling prices led to the growth.

     Gross profit decreased to $112.0 million in 2000 from $120.9 million in 1999. Surfactants gross profit was down $8.3 million, or nine percent, from $87.6 million in 1999 to $79.3 million in 2000. Domestic operations reported a $6.6 million, or nine percent, decrease due to lower average margins. Termination of the previously mentioned supply contract coupled with lower pricing in the higher volume product lines led to the margin decline. Gross profit for foreign operations decreased $1.7 million, or 11 percent, between years. Decreased sales volume for Mexican operations coupled with lower margins reported by the company's French subsidiary led to the overall decline. Weaker exchange rates in Europe and strong competition contributed to the decrease. Polymers' gross profit increased slightly between years to $27.9 million in 2000 from $27.8 million in 1999. Lower margins offset the impact of increased sales volume. Globally, polyurethane polyols gross profit was down $2.6 million, or 12 percent, between years. Decreased domestic and European margins, due to higher raw material costs, caused the drop in gross profit. PA's gross profit was up $1.9 million, or 42 percent, between years, despite a $0.9 million write-off of damaged catalyst. Improved margins accounted for the increase. A rise in margins and sales volume also led to a $0.7 million, or 17 percent, increase in polyurethane systems gross profit. Specialty products gross profit decreased by $0.7 million, or 13 percent, between years mainly due to lower sales of higher margin products.

     Operating income was $32.0 million, a $9.8 million, or 23 percent, decrease from 1999. Operating expenses, consisting of marketing, administrative and research and development expenses, increased one percent between years. Marketing expenses rose $1.4 million, or six percent, primarily due to increased bad debt provision. Administrative expenses decreased just $0.6 million, or two percent, despite unusually high 1999 expenses that resulted from a $10.2 million legal settlement charge. 2000 administrative expenses included $6.1 million of legal and environmental-related charges, most of which related to potential future remediation costs at the company's Maywood, New Jersey, plant (see Environmental and Legal Matters section of this discussion for additional information). General legal expense was also up $1.4 million between years.

     Philippine joint venture equity income fell $0.7 million, or 51 percent, between years. An $0.8 million unfavorable swing in foreign currency exchange losses, due to a weaker Philippine peso, caused the decline. The impact from foreign exchange fluctuations excluding the joint venture was immaterial to the results of the company's operations.

     Pretax income declined $10.4 million, or 30 percent, to $24.4 million in 2000 from $34.8 million in 1999.

     The effective tax rate was 38.5 percent in 2000 compared to 36.5 percent in 1999. The higher effective tax rate was primarily attributable to the inability to tax benefit losses in Germany and Mexico. A lower tax benefit realized on Philippine income during 2000 also contributed to the higher effective tax rate (see Note 6 of the Notes to the Consolidated Financial Statements for a reconciliation of the statutory rate to the effective tax rate).

     Net income for the year was $15.0 million, or $1.47 per share diluted, compared with $22.1 million, or $2.08 per share diluted, a year ago.

1999 Compared with 1998

Net sales for 1999 increased nine percent to $694.7 million. The increase was primarily the result of a nine percent growth in sales volume. Net sales by segment were as follows (prior year data has been reclassified to conform to 2000 presentation):

                                                          Percent
(Dollars in thousands)         1999             1998       Change
-----------------------------------------------------------------

Surfactants                $547,359         $493,930          +11
Polymers                    126,774          122,148           +4
Specialty Products           20,526           19,678           +4
                           --------         --------
   Total                   $694,659         $635,756           +9
                           ========         ========

     Surfactants net sales, accounting for 79 percent of the company's revenue, increased $53.4 million, or 11 percent, due mainly to a 10 percent rise in sales volume. Domestic and foreign operations contributed to the overall growth. Domestic operations increased $25.5 million, or seven percent, due to a six percent gain in sales volume. Rising demand for personal care and laundry and cleaning products was the main contributor to the improved sales volume. Exports to Asia also experienced a solid recovery from the weakness of a year ago. Foreign operations reported a $27.9 million, or 27 percent, increase in net sales, due largely to higher sales volume. All foreign operations posted net sales increases. Canadian operations benefited from the fourth quarter 1998 acquisition of the anionic and cationic surfactants business from Boehme-Filatex Canada, Inc. Mexican operations' net sales increase also was aided by a major customer switching from consigning raw material and paying a processing fee to buying finished products inclusive of raw materials costs. 1999 was the first full-year consolidation of Stepan Colombia.

     Polymers' net sales, accounting for 18 percent of the company's revenue, increased four percent, mainly due to a four percent rise in sales volume. Globally, polyurethane polyols accounted for most of the growth with a gain in net sales of $5.3 million, or eight percent, due to a 12 percent growth in sales volume. North American, South American and European sales all increased between years. Polyurethane systems reported a $1.0 million, or five percent, growth in net sales based on improved sales volume. PA's sales volume drop of four percent, coupled with decreased average selling prices, caused a $1.7 million, or four percent, decline in net sales.

     Specialty products net sales were $20.5 million, a rise of $0.8 million, or four percent, over 1998. Increased volume and higher average selling prices contributed to the growth.

     Gross profit increased to $120.9 million in 1999 from $111.6 million in 1998. 1999 surfactants gross profit of $87.6 million rose 11 percent from $79.7 million in 1998. The increase was due to a nine percent growth in sales volume. Domestic operations reported a $5.9 million, or nine percent, rise based on a six percent improvement in sales volume. In addition, the early termination of a sales contract resulted in the recognition of $2.7 million of income. Higher sales volumes and margins for French and Canadian operations coupled with the whole year consolidation of the Colombian subsidiary led to the increase in foreign operations. Weakness in the German results adversely affected gross profit from foreign subsidiaries. Polymers' gross profit remained flat at $27.8 million between years despite record results from domestic polyurethane polyols and higher polyurethane systems profit. Globally, polyurethane polyols' profit rose $2.6 million, or 13 percent. Improved domestic margins and higher sales volume led to the gain. Decreased margins in Europe dampened polyurethane polyols results. Higher volumes and margins also caused a $0.5 million, or 14 percent, profit increase for polyurethane systems. Lower PA gross profit, due to decreased volume and margins, offset the gains reported by polyurethane polyols and systems. Specialty products gross profit grew by $0.5 million, or 11 percent, to $5.5 million in 1999. Improved margins caused the increase.

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

     Pre-tax income declined 10 percent between years due mainly to the lawsuit settlement. Interest expense increased 12 percent due to decreased capitalized interest and higher average levels of debt partially offset by lower average interest rate.

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

     Net income for the year was $22.1 million, or $2.08 per share diluted, compared with $23.5 million, or $2.12 per share diluted, in 1998. Excluding the effect of the previously discussed lawsuit settlement ($6.3 million after-tax charge), net income would have been $28.4 million, a 21 percent increase over 1998.

Fourth Quarter 2000 Compared with 1999

For the quarter ended December 31, 2000, the company reported a net loss of $2.1 million, or a $0.25 loss per share diluted, compared to a record $8.0 million, or $0.76 per share diluted, in the fourth quarter of 1999. Approximately $6.1 million ($3.7 million after-tax) of legal and environmental charges were included in the fourth quarter results of 2000. Most of the charges were related to potential future remediation costs at the company's Maywood, New Jersey, plant. Net sales for the quarter decreased four percent to $169.4 million from $176.1 million a year ago. Gross profit was down 20 percent from $31.4 million in the fourth quarter of 1999 to $25.2 million in the fourth quarter of 2000. Surfactants gross profit decreased $6.3 million, or 27 percent, due primarily to lower average domestic margins and to lower foreign sales volumes and margins. Polymers reported a $1.9 million, or 35 percent, increase in gross profit. Increased average margins more than offset a three percent decline in sales volume. Gross profit for specialty products was down $1.8 million between quarters. A drop in sales volume of higher margin products led to the decline. Operating expenses rose $8.5 million, or 46 percent, in comparison to the fourth quarter of 1999. Higher administrative expenses ($8.1 million), which included the previously mentioned legal and environmental charges, accounted for most of the increase. Acquisition investigation ($0.6 million), other legal ($0.5 million) and severance ($0.5 million) expenses contributed to the administrative expense increase. Marketing expenses also rose between quarters ($0.6 million) largely due to an increased provision for bad debts. Philippine joint venture equity income fell $0.5 million between quarters. Foreign currency exchange losses, due to a weaker Philippine peso, accounted for about $0.4 million of the decline.

Liquidity and Financial Condition

For the 12 months ended December 31, 2000, net cash from operations totaled $53.5 million, up by $2.9 million from the total in 1999. Net income decreased by $7.1 million from year to year. However, non-cash income items were up by $4.2 million from 1999 levels, primarily due to a $5.1 million increase in environmental and legal liabilities. Working capital netted to a cash source of $1.4 million for the current year, compared to a cash use of $4.4 million in 1999. Accounts payable and accrued liabilities increased by $10.9 million while inventories and accounts receivables increased by $8.3 million and $1.4 million, respectively. Other working capital, mainly prepaid expenses, decreased by $0.2 million. Capital spending totaled $28.4 million, down by $4.3 million from the 1999 total.

     Consolidated debt decreased by $9.0 million during 2000, ending the year at $106.1 million. As of December 31, 2000, the ratio of long-term debt to long-term debt plus shareholders' equity was 38.5 percent compared to 40.9 percent one year earlier.

The company maintains contractual relationships with its domestic banks that provide for $60 million of committed, revolving credit which may be drawn upon as needed for general corporate purposes.

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

Market Risk Analysis

FOREIGN CURRENCY EXCHANGE RISK

Because the company operates in the global marketplace, its cash flows and operating results are exposed to foreign currency fluctuations. The company manufactures and sells products in many foreign locations and, therefore, believes its currency exchange risk is well diversified. Except as noted below, substantially all the company's foreign subsidiaries' financial instruments are denominated in their respective functional currencies. As such, exposure to exchange rate risk on foreign currency financial instruments is insignificant.

The company's 50 percent owned Philippine joint venture has U.S. dollar-denominated debt with the potential for future translation gains or losses. A 10 percent change in this exchange rate would not have a material effect on the company's operating results or cash flow. A substantial majority of the revenues of the Philippine joint venture is also denominated in U.S. dollars.

INTEREST RATES

The company's debt was composed of fixed-rate and variable-rate borrowings totaling $92.4 million and $13.7 million, respectively, as of December 31, 2000. For 2001, it is projected that interest on variable-rate borrowings will comprise about 21 percent of the company's total interest expense. A 10 percent increase or decrease to short-term interest rates would be immaterial to the company's operating results or cash flow.

The fair value of the company's fixed-rate debt, including current maturities, was estimated to be $88.7 million as of December 31, 2000, which was approximately $3.7 million below the carrying value. Market risk was estimated as the potential increase to the fair value that would result from a hypothetical 10 percent decrease in the company's weighted average long-term borrowing rates at December 31, 2000, or $2.7 million. Such a rate decrease would be immaterial to future operating results or cash flow.

COMMODITY PRICE RISK

Certain raw materials used in the manufacture of the company's products are subject to price volatility caused by weather, petroleum prices and other unpredictable factors. In many cases, the company has the ability to pass on raw material price increases to customers. Therefore, commodity financial instruments are generally not used. Periodically, firm purchase commitments are entered into which fix the price of a specific commodity that will be delivered at a future time. Such commitments usually cover only a portion of the company's anticipated requirements. At December 31, 2000, the company had no significant firm commitments and, as a result, the price risk is not material to the company's consolidated financial position, results of operations or cash flow.

Environmental and Legal Matters

     The company is subject to extensive federal, state and local environmental laws and regulations. Although the company's environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent environmental regulation could require the company to make additional unforeseen environmental expenditures. The company will continue to invest in the equipment and facilities necessary to comply with existing and future regulations. During 2000, the company's expenditures for capital projects related to the environment were $2.1 million. These projects are capitalized and depreciated over their estimated useful lives, which is typically 10 years. Recurring costs associated with the operation and maintenance of facilities for waste treatment and disposal and managing environmental compliance in ongoing operations at our manufacturing locations were approximately $7.9 million for 2000 compared to $7.5 million for 1999. While difficult to project, it is not anticipated that these recurring expenses will increase significantly in the future.

     The company has been named by the government as a potentially responsible party at 16 waste disposal sites where cleanup costs have been or may be incurred under the federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. In addition, damages are being claimed against the company in general liability actions for alleged personal injury or property damage in the case of some disposal and plant sites. The company believes that it has made adequate provisions for the costs it may incur with respect to the sites. After partial remediation payments at certain sites, the company has estimated a range of possible environmental and legal losses from $7.5 million to $35.0 million at December 31, 2000, compared to $4.2 million to $25.2 million at December 31, 1999. At December 31, 2000, the company's reserve was $16.6 million for legal and environmental matters compared to $11.6 million at December 31, 1999. The increase in the reserve was primarily due to additional potential remediation costs at the company's Maywood, New Jersey, plant (see Footnote 12, Contingencies, in the Notes to Consolidated Financial Statements). During 2000, non-capital expenditures related to legal and environmental matters approximated $2.5 million compared to $15.8 million, net of insurance recoveries, expended in 1999. While it is difficult to forecast the timing of the expenditures, the company believes that

$3.0 million of the $16.6 million reserve is likely to be paid out in 2001. The balance of the reserve would probably be paid out over many years.

     For certain sites, estimates cannot be made of the total costs of compliance or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings, in the 2000 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which are available upon request from the company. See also Footnote 12, Contingencies, in the Notes to Consolidated Financial Statements for a summary of the environmental proceedings related to the company's Maywood, New Jersey, and Ewan and D'Imperio environmental sites.

New Accounting Standard

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, which deferred the effective date to fiscal years beginning after June 15, 2000. The new standard establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Such instruments are to be recognized on the balance sheet as either an asset or a liability measured at fair value. Changes in fair value must be recognized currently in earnings or in other comprehensive income if specific hedge criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the statement of income, to the extent effective. If a transaction is designated to receive hedge accounting, the company must establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedge and the measurement approach for determining the ineffective aspect of the hedge. Stepan Company has analyzed its activities and has determined that it has limited transactions that fall under the accounting rules of SFAS No. 133. As a result, the adoption of SFAS No. 133 in the first quarter of 2001 will not have a material effect on the company's consolidated results of operations or financial position.

     In January 2001, the Emerging Issues Task Force (EITF), issued EITF Issue No. 00-22 "Accounting for `Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." EITF Issue No. 00-22 provides guidance regarding timing of recognition and income statement classification of costs incurred in connection with offers of volume-based sales incentives that are provided to customers at a future date upon reaching certain volume purchase levels. This guidance requires certain volume rebate offers delivered subsequent to the related transactions in which they are earned, be recognized when incurred and reported as a reduction of revenue in the statement of operations. The effective date of EITF No. 00-22 is the first quarter ending after February 15, 2001. The company's accounting policies are currently consistent with the guidance provided in this EITF; therefore, this standard will have no impact on the company's statements of income or financial position.

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


February 16, 2001

                   Report of Independent Public Accountants

To the Stockholders of Stepan Company:

We have audited the accompanying consolidated balance sheets of Stepan Company (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows and stockholders' equity, for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stepan Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



Chicago, Illinois
February 16, 2001

                          Consolidated Balance Sheets
                           December 31, 2000 and 1999

(Dollars in thousands)                                                                          2000             1999
---------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
 Cash and cash equivalents                                                                  $  3,536         $  3,969
 Receivables, less allowances of $3,154 in 2000 and $2,389 in 1999                            98,488           97,089
 Inventories (Note 3)                                                                         60,132           51,849
 Deferred income taxes (Note 6)                                                               10,866            9,361
 Other current assets                                                                          4,191            4,392
                                                                                            --------         --------
 Total current assets                                                                        177,213          166,660
                                                                                            ========         ========

Property, Plant and Equipment:
 Land                                                                                          5,786            5,905
 Buildings and improvements                                                                   69,654           68,560
 Machinery and equipment                                                                     530,564          514,397
 Construction in progress                                                                     13,292            8,042
                                                                                            --------         --------
                                                                                             619,296          596,904
 Less: Accumulated depreciation                                                              420,149          387,423
                                                                                            --------         --------
 Property, plant and equipment, net                                                          199,147          209,481
                                                                                            --------         --------

Other Assets                                                                                  38,689           38,435
                                                                                            --------         --------
 Total assets                                                                               $415,049         $414,576
                                                                                            ========         ========

Liabilities and Stockholders' Equity
Current Liabilities:
 Current maturities of long-term debt (Note 4)                                              $  9,586         $  7,663
 Accounts payable                                                                             57,255           48,676
 Accrued liabilities (Note 10)                                                                41,500           41,706
                                                                                            --------         --------
 Total current liabilities                                                                   108,341           98,045
                                                                                            --------         --------
Deferred Income Taxes (Note 6)                                                                39,170           41,975
                                                                                            --------         --------
Long-term Debt, less current maturities (Note 4)                                              96,466          107,420
                                                                                            --------         --------
Other Non-current Liabilities (Note 11)                                                       16,896           12,072
                                                                                            --------         --------

Stockholders' Equity (Note 7):
 5 1/2 percent convertible preferred stock, cumulative, voting, without par value;
       authorized 2,000,000 shares; issued 583,469 in 2000 and 783,003
       shares in 1999                                                                         14,587           19,575
 Common stock, $1 par value; authorized 30,000,000 shares; issued
       9,411,106 shares in 2000 and 9,684,600 shares in 1999                                   9,411            9,685
 Additional paid-in capital                                                                   13,343           11,909
 Accumulated other comprehensive loss                                                        (12,402)         (10,631)
 Retained earnings                                                                           133,308          134,224
                                                                                            --------         --------
                                                                                             158,247          164,762
 Less:  Treasury stock, at cost                                                                4,071            9,698
                                                                                            --------         --------
 Stockholders' equity                                                                        154,176          155,064
                                                                                            --------         --------
 Total liabilities and stockholders' equity                                                 $415,049         $414,576
                                                                                            ========         ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

                       Consolidated Statements of Income
             For the years ended December 31, 2000, 1999 and 1998

(In thousands, except per share amounts)                                 2000            1999            1998
--------------------------------------------------------------------------------------------------------------
Net Sales (Note 1)                                                    $698,937        $694,659        $635,756
                                                                      --------        --------        --------
Cost of Sales                                                          586,911         573,714         524,161
                                                                      --------        --------        --------
Gross Profit                                                           112,026         120,945         111,595
                                                                      --------        --------        --------

Operating Expenses:
   Marketing                                                            25,166          23,799          23,365
   Administrative (Note 13)                                             32,152          32,775          21,825
   Research, development and technical services (Note 1)                22,680          22,593          20,982
                                                                      --------        --------        --------
                                                                        79,998          79,167          66,172
                                                                      --------        --------        --------

Operating Income                                                        32,028          41,778          45,423

Other Income (Expenses):
   Interest, net (Note 4)                                               (8,328)         (8,376)         (7,453)
   Income from equity joint venture (Note 1)                               703           1,427             796
                                                                      --------        --------        --------
                                                                        (7,625)         (6,949)         (6,657)
                                                                      --------        --------        --------

Income Before Provision for Income Taxes                                24,403          34,829          38,766
Provision for Income Taxes (Note 6)                                      9,395          12,700          15,312
                                                                      --------        --------        --------
Net Income                                                            $ 15,008        $ 22,129        $ 23,454
                                                                      ========        ========        ========

Net Income Per Common Share (Note 15):
   Basic                                                              $   1.52        $   2.22        $   2.29
                                                                      ========        ========        ========
   Diluted                                                            $   1.47        $   2.08        $   2.12
                                                                      ========        ========        ========

Shares Used to Compute Net Income
Per Common Share  (Note 15):
   Basic                                                                 9,355           9,592           9,843
                                                                      ========        ========        ========
   Diluted                                                              10,236          10,632          11,043
                                                                      ========        ========        ========

   The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                Combined Sales

(Dollars in thousands)
                                              Specialty      Consolidated
               Surfactants       Polymers      Products             Total

     1996          431,362        108,191        18,420           557,973
     1997          475,585        110,753        19,236           605,574
     1998          493,930        122,148        19,678           635,756
     1999          547,359        126,774        20,526           694,659
     2000          537,006        140,786        21,145           698,937




                        2000 Sales Dollar Distribution

(Dollars in thousands)

          Material                            415,707      59.5%
          Other Expenses                      122,288      17.5%
          Payroll and Fringes                  97,262      13.9%
          Depreciation and Amortization        39,277       5.6%
          Income Taxes                          9,395       1.3%
          Net Income                           15,008       2.2%

                     Consolidated Statements of Cash Flows
              For the years ended December 31, 2000, 1999 and 1998

(Dollars in thousands)                                                      2000            1999            1998
----------------------------------------------------------------------------------------------------------------
Net Cash Flows from Operating Activities
    Net income                                                          $ 15,008        $ 22,129        $ 23,454
      Depreciation and amortization                                       39,277          39,452          37,347
      Deferred revenue recognition                                        (1,761)         (5,165)         (4,327)
      Customer prepayments                                                    --              --             800
      Deferred income taxes                                               (3,905)          3,745           4,244
      Environmental and legal liabilities                                  5,069          (4,999)         (3,035)
      Other non-cash items                                                (1,565)            (98)           (998)
      Changes in Working Capital:
        Receivables, net                                                  (1,399)        (15,199)            179
        Inventories                                                       (8,283)            647          (2,840)
        Accounts payable and accrued liabilities                          10,890          10,676           2,731
        Other                                                                201            (575)          1,292
                                                                        --------        --------        --------
        Net Cash Provided by Operating Activities                         53,532          50,613          58,847
                                                                        --------        --------        --------

Cash Flows from Investing Activities
    Expenditures for property, plant and equipment                       (28,442)        (32,697)        (44,056)
    Investment in acquisitions                                                --            (450)        (21,195)
    Other non-current assets                                              (1,122)           (594)          1,587
                                                                        --------        --------        --------
        Net Cash Used for Investing Activities                           (29,564)        (33,741)        (63,664)
                                                                        --------        --------        --------

Cash Flows from Financing and Other Related Activities
    Revolving debt and notes payable to banks, net                        (1,500)         11,400         (10,310)
    Other debt borrowings                                                     --              --          30,000
    Other debt repayments                                                 (7,531)        (10,832)         (6,151)
    Purchases of treasury stock, net                                      (8,732)         (8,255)         (8,402)
    Dividends paid                                                        (7,004)         (6,727)         (6,432)
    Stock option exercises                                                 1,397           1,088           2,473
    Other non-cash items                                                  (1,031)           (560)           (885)
                                                                        --------        --------        --------
        Net Cash Provided by (Used for)
        Financing and Other Related Activities                           (24,401)        (13,886)            293
                                                                        --------        --------        --------

Net Increase (Decrease) in Cash and Cash Equivalents                        (433)          2,986          (4,524)
Cash and Cash Equivalents at Beginning of Year                             3,969             983           5,507
                                                                        --------        --------        --------
Cash and Cash Equivalents at End of Year                                $  3,536        $  3,969        $    983
                                                                        ========        ========        ========

Supplemental Cash Flow Information
    Cash payments of income taxes, net of refunds                       $ 13,262        $ 10,564        $  9,295
    Cash payments of interest                                           $  8,775        $  8,780        $  7,781

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                             Capital Expenditures
                            (Dollars in thousands)

                         1995         39,247
                         1996         44,923
                         1997         35,589
                         1998         44,056
                         1999         32,697
                         2000         28,442


                            Compound Annual Growth
                                Five Years -6%



                               Equity Per Share
                               (Dollars)

                         1995         11.25
                         1996         12.24
                         1997         13.01
                         1998         14.18
                         1999         15.20
                         2000         15.57

                            Compound Annual Growth
                                Five Years +7%

                Consolidated Statements of Stockholders' Equity
             For the years ended December 31, 2000, 1999 and 1998

                                                                                             Accumulated
                                              Convertible           Additional                     Other
                                                Preferred   Common     Paid-in   Treasury  Comprehensive  Retained   Comprehensive
 (Dollars in thousands)                             Stock    Stock     Capital      Stock  Income (Loss)  Earnings          Income

-----------------------------------------------------------------------------------------------------------------------------------
 Balance, January 1, 1998                         $19,711  $10,342     $ 8,091  $(14,063)      $ (7,337)  $120,854              --
 Sale of 151,200 shares
    under stock option plan                            --      151       2,322        --             --         --              --
 Purchase of 288,744 shares of common
    treasury stock, net of sales                       --       --         462    (8,402)            --         --              --
 Retirement of 500,000 shares of common
    treasury stock                                     --     (500)       (552)   11,450             --    (10,398)             --
 Conversion of preferred stock
    to common stock                                  (100)       5          96        --             --         --              --
 Net income                                            --       --          --        --             --     23,454         $23,454
 Other comprehensive income:
    Foreign currency translation adjustments           --       --          --        --         (1,713)        --          (1,713)
                                                                                                                           -------
 Comprehensive income                                  --       --          --        --             --         --         $21,741
                                                                                                                           =======
 Cash dividends paid:                                  --       --          --        --             --         --              --
    Preferred stock ($1.375 per share)                 --       --          --        --             --       (896)             --
    Common stock (56.25c per share)                    --       --          --        --             --     (5,536)             --
 Non-qualified stock option tax benefit                --       --         543        --             --         --              --
-----------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1998                        19,611    9,998      10,962   (11,015)        (9,050)   127,478              --
 Sale of 85,250 shares
    under stock option plan                            --       85       1,003        --             --         --              --
 Purchase of 317,048 shares of common
    and 38,646 shares of preferred treasury
    stock, net of sales                                --       --           4    (8,255)            --         --              --
 Retirement of 400,000 shares of common
    treasury stock                                     --     (400)       (516)    9,572             --     (8,656)             --
 Conversion of preferred stock
    to common stock                                   (36)       2          34        --             --         --              --
 Net income                                            --       --          --        --             --     22,129         $22,129
 Other comprehensive income:
    Foreign currency translation adjustments           --       --          --        --         (1,581)        --          (1,581)
                                                                                                                           -------
 Comprehensive income                                  --       --          --        --             --         --         $20,548
                                                                                                                           =======
 Cash dividends paid:                                  --       --          --        --             --         --              --
    Preferred stock ($1.375 per share)                 --       --          --        --             --       (858)             --
    Common stock (61.25c per share)                    --       --          --        --             --     (5,869)             --
 Non-qualified stock option tax benefit                --       --         422        --             --         --              --
-----------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1999                        19,575    9,685      11,909    (9,698)       (10,631)   134,224              --
 Sale of 113,950 shares
    under stock option plan                            --      114       1,283        --             --         --              --
 Purchase of 386,709 shares of common
    and 16,015 shares of preferred treasury
    stock, net of sales                                --       --        (260)   (8,732)            --         --              --
 Retirement of shares of treasury stock:
    400,000 shares of common stock                     --     (400)       (565)    8,975             --     (8,010)             --
    188,535 shares of preferred stock              (4,713)      --         239     5,384             --       (910)             --
 Conversion of preferred stock
    to common stock                                  (275)      12         262        --             --         --              --
 Net income                                            --       --          --        --             --     15,008         $15,008
 Other comprehensive income:
    Foreign currency translation adjustments           --       --          --        --         (1,771)        --          (1,771)
                                                                                                                           -------
 Comprehensive income                                  --       --          --        --             --         --         $13,237
                                                                                                                           =======
 Cash dividends paid:                                  --       --          --        --             --         --              --
    Preferred stock ($1.375 per share)                 --       --          --        --             --       (815)             --
    Common stock (66.25c per share)                    --       --          --        --             --     (6,189)             --
 Non-qualified stock option tax benefit                --       --         475        --             --         --              --
-----------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 2000                       $14,587  $ 9,411     $13,343  $ (4,071)      $(12,402)  $133,308              --
===================================================================================================================================

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                  Notes to Consolidated Financial Statements
             For the years ended December 31, 2000, 1999 and 1998


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

Inventories

Inventories are valued at cost, which is not in excess of market value, and include material, labor and plant overhead costs. The last-in, first-out (LIFO) method is used to determine the cost of most company inventories. The first-in, first-out (FIFO) method is used for all other inventories. Inventories priced at LIFO as of December 31, 2000 and 1999, amounted to 86 percent of total inventories.

Property, Plant and Equipment

Depreciation of physical properties is provided on a straight-line basis over the estimated useful lives of various assets. Lives used for calculating depreciation are 30 years for buildings, 15 years for building improvements and from three to 15 years for machinery and equipment. Major renewals and betterments are capitalized in the property accounts, while maintenance and repairs ($18,472,000, $17,815,000 and

$18,350,000 in 2000, 1999 and 1998, respectively), which do not renew or extend the life of the respective assets, are charged to operations currently. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

     Included in property, plant and equipment are costs related to the acquisition and development of internal-use software. Capitalized costs include external direct costs of materials and services consumed in obtaining and developing the software. For development projects where major internal resources are committed, payroll and payroll-related costs incurred during the application development phase of the project are also capitalized. The capitalized costs are amortized over the useful life of the software, which is generally three to five years. Costs incurred in the preliminary project phase are expensed.

     Interest charges on borrowings applicable to major construction projects are capitalized and subsequently amortized over the lives of the related assets.

Revenue Recognition

Revenue is recognized upon shipment of goods to customers.

Environmental Expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost or range of possible costs can be reasonably estimated. When no amount within the range is a better estimate than any other amount, at least the minimum is accrued. Some of the factors on which the company bases its estimates include information provided by feasibility studies, potentially responsible party negotiations and the development of remedial action plans. Legal costs related to environmental matters are expensed as incurred. Expenditures that mitigate or prevent environmental contamination and that benefit future operations are capitalized. Capitalized expenditures are depreciated generally utilizing a 10 year life. See
Note 12 for contingency information.

Intangible Assets

Included in other assets are intangible assets consisting of patents, agreements not to compete, trademarks, customer lists and goodwill, all of which were acquired as part of business acquisitions. These assets are presented net of amortization provided on a straight-line basis over their estimated useful lives generally ranging from five to 15 years.

Research and Development Costs

The company's research and development costs are expensed as incurred. These expenses are aimed at discovery and commercialization of new knowledge with the intent that such effort will be useful in developing a new product or in bringing about a significant improvement to an existing product or process. Total expenses were $13,383,000, $13,113,000 and $12,219,000 in 2000, 1999 and 1998, respectively.
The balance of expenses reflected on the Consolidated Statements of Income relates to technical services which include routine product testing, quality control and sales support service.

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

Long-Lived Assets

Operating assets and associated goodwill are written down to fair value whenever an impairment review indicates that the carrying value cannot be recovered on an undiscounted cash flow basis. No impairment loss has needed to be recognized for applicable assets of continuing operations.

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

Per Share Data

Basic earnings per share amounts are computed based on the weighted-average number of common shares outstanding. Net income used in computing basic earnings per share has been reduced by dividends paid to preferred stockholders. Diluted earnings per share amounts are based on the increased number of common shares that would be outstanding assuming the exercise of certain outstanding stock options (under the treasury stock method) and the conversion of the convertible preferred stock, when such conversion would have the effect of reducing earnings per share. See Note 15 for the computation of earnings per share.

Comprehensive Income

Comprehensive income includes net income and all other nonowner changes in equity that are not reported in net income. For the twelve months ended December 31, 2000, 1999 and 1998, the company's comprehensive income included net income and foreign currency translation gains and losses. Comprehensive income is disclosed in the Consolidated Statements of Stockholders' Equity.

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

Shipping and Handling Fees and Costs

In September 2000, the Emerging Issues Task Force (EITF) reached a final consensus on the classification of shipping and handling fees (Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs"). Implementation of this consensus was required in the fourth quarter of 2000 with all prior periods restated to conform with current presentation. This consensus states that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenue to the vendor and should be classified as revenue. The consensus did not conclude on classification of costs related to shipping and handling; however, it does suggest that all costs incurred by the seller for shipping and handling should be classified as cost of sales. Prior to the adoption of EITF Issue 00-10, the company netted shipping and handling costs with shipping and handling revenues in net sales. Therefore, compliance with EITF Issue 00-10 required the reclassification of shipping and handling costs from net sales to cost of sales. Adoption of EITF Issue 00-10 had no impact on the company's financial position or net income.

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

Reclassifications

Certain amounts in the 1999 and 1998 financial statements have been reclassified to conform to the 2000 presentation.

2. Acquisitions

On May 8, 1998, the company purchased an additional 34.5 percent of the outstanding stock of Stepan Colombia raising its stake in the Colombia company to 84.5 percent. On August 19, 1998, the remaining shares (15.5 percent) were acquired. As a result, Stepan Colombia became a wholly-owned subsidiary. The transaction was accounted for as a step acquisition purchase, and Stepan Colombia's financial results have been reported on a consolidated basis from the date that controlling interest was acquired. Prior to the May 1998 purchase date, the investment was accounted for under the equity method. The reported consolidated results of operations for 1998 would not have been materially affected had this transaction occurred at the beginning of 1998.

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

3. Inventories

The composition of inventories was as follows:

                                                     December 31
   (Dollars in thousands)                          2000       1999
------------------------------------------------------------------
   Finished products                            $40,515    $32,729
   Raw materials                                 19,617     19,120
                                                -------    -------
     Total inventories                          $60,132    $51,849
                                                =======    =======

If the first-in, first-out (FIFO) inventory valuation method had been used, inventories would have been approximately $8,900,000 and $10,600,000 higher than reported at December 31, 2000 and 1999, respectively.

4. Debt

Debt was composed of the following:

                                                           December 31
(Dollars in thousands)           Maturity Dates         2000        1999
--------------------------------------------------------------------------
Unsecured promissory notes
    6.59%                           2003-2013       $ 30,000      $ 30,000
    7.77%                           2001-2010         27,272        30,000
    7.22%                           2001-2007         21,000        24,000
    7.69%                           2001-2005         10,000        10,000
    9.70%                           2001-2003          2,667         4,000
Unsecured bank debt                   2003            13,000        14,500
Debt of foreign subsidiaries
   payable in foreign currency      2001-2006          2,113         2,583
                                                    --------      --------
     Total debt                                      106,052       115,083
     Less current maturities                           9,586         7,663
                                                    --------      --------
          Long-term debt                            $ 96,466      $107,420
                                                    ========      ========

Unsecured bank debt at December 31, 2000, consisted of borrowings under a committed $60,000,000 revolving credit agreement with interest at varying rates averaging 7.10 percent during the year. The agreement requires a commitment fee to be paid on the unused portion of the commitment which averaged 0.15 percent during the year. Periodically, the company also had other borrowings under notes payable to banks under which there were no outstanding balances at December 31, 2000 and 1999.

     The various debt agreements contain provisions which, among others, require maintenance of certain financial ratios and place limitations on additional debt, investments and payment of dividends. Unrestricted retained earnings were $46,126,000 and $48,329,000 at December 31, 2000 and 1999, respectively. The company is in compliance with all debt covenants.

     Debt at December 31, 2000, matures as follows: $9,586,000 in 2001; $9,025,000 in 2002; $24,393,000 in 2003; $10,724,000 in 2004; $10,724,000 in
2005 and $41,600,000 after 2005.

     The fair value of the company's fixed-rate debt, including current maturities, was estimated to be $88.7 million as of December 31, 2000.

     Net interest expense for the years ended December 31 was composed of the following:

(Dollars in thousands)             2000            1999             1998
----------------------------------------------------------------------------
Interest expense                 $8,724          $8,661           $8,235
Interest income                    (124)           (211)            (364)
                                 ------          ------           ------
                                  8,600           8,450            7,871
Capitalized interest               (272)            (74)            (418)
                                 ------          ------           ------
     Interest, net               $8,328          $8,376           $7,453
                                 ======          ======           ======


5. Leased Properties

The company leases certain property and equipment (primarily transportation equipment, buildings and computer equipment) under operating leases. Total rental expense was $4,242,000, $3,661,000 and $3,918,000 in 2000, 1999 and 1998,
respectively.

     Minimum future rental payments under operating leases with terms in excess of one year as of December 31, 2000, are:

 (Dollars in thousands)                 Year                  Amount
--------------------------------------------------------------------
                                        2001                 $ 3,169
                                        2002                   2,380
                                        2003                   1,715
                                        2004                   1,285
                                        2005                   1,233
                          Subsequent to 2005                   5,728
                                                             -------
        Total minimum future rental payments                 $15,510
                                                             =======

6. Income Taxes

The provision for taxes on income and the related income before taxes are as follows:

Taxes on Income
(Dollars in thousands)         2000             1999              1998
-----------------------------------------------------------------------
Federal
    Current                 $10,479          $ 6,618           $ 8,544
    Deferred                 (4,019)           2,280             3,285
State
    Current                   1,890            1,301             1,704
    Deferred                   (650)             506               718
Foreign
    Current                   2,104            1,983             1,047
    Deferred                   (409)              12                14
                            -------          -------           -------
        Total               $ 9,395          $12,700           $15,312
                            =======          =======           =======

Income before Taxes
(Dollars in thousands)         2000               1999                1998
--------------------------------------------------------------------------
Domestic                    $20,850            $29,163             $35,766
Foreign                       3,553              5,666               3,000
                            -------            -------             -------
     Total                  $24,403            $34,829             $38,766
                            =======            =======             =======

    No federal income taxes have been provided on $32,250,000 of undistributed earnings of the company's foreign subsidiaries. In general, the company reinvests earnings of foreign subsidiaries in their operations indefinitely. However, the company will repatriate earnings from a subsidiary where excess cash has accumulated and it is advantageous for tax or foreign exchange reasons. Because of the probable availability of foreign tax credits, it is not practicable to estimate the amount, if any, of the deferred tax liability on earnings reinvested indefinitely.

    The variations between the effective and statutory federal income tax rates are summarized as follows:

                                                          2000             1999             1998
(Dollars in thousands)                           Amount      %    Amount      %    Amount      %
------------------------------------------------------------------------------------------------
Income tax provision at statutory tax rate       $8,541   35.0   $12,190   35.0   $13,568   35.0
State taxes on income
   less applicable federal tax benefit              806    3.3     1,175    3.4     1,574    4.1
Effect of equity in foreign joint venture          (198)  -0.8      (499)  -1.4      (278)  -0.7
Other items                                         246    1.0      (166)  -0.5       448    1.1
                                                 ------   ----   -------   ----   -------   ----
     Total income tax provision                  $9,395   38.5   $12,700   36.5   $15,312   39.5
                                                 ======   ====   =======   ====   =======   ====

     The net deferred tax liability at December 31 is comprised of the following:

(Dollars in thousands)                                     2000          1999
-----------------------------------------------------------------------------
Current deferred income taxes
   Gross assets                                        $ 11,530      $ 10,148
   Gross liabilities                                       (664)         (787)
                                                       --------      --------
     Total current deferred tax assets                   10,866         9,361
Non-current deferred income taxes
   Gross assets                                           9,326         7,001
   Gross liabilities                                    (48,496)      (48,976)
                                                       ========      ========
             Total non-current deferred tax             (39,170)      (41,975)
              liabilities                              --------      --------
   Net deferred tax liability                          $(28,304)     $(32,614)
                                                       ========      ========

At December 31, the tax effect of significant temporary differences representing deferred tax assets and liabilities is as follows:


(Dollars in thousands)                                    2000          1999
-------------------------------------------------------------------------------
Tax over book depreciation                              $(44,667)     $(45,104)
Safe Harbor leases                                        (2,338)       (2,576)
SFAS No. 87 pension accounting                            (3,146)       (2,736)
State income tax accrual                                   2,295         2,408
Deferred revenue                                           1,613         2,340
Book reserves deductible in other periods                 16,758        12,456
Other, net                                                 1,181           598
                                                        --------      ---------
     Net deferred tax liability                         $(28,304)     $(32,614)
                                                        ========      =========


7. Stockholders' Equity

The company's preferred stock is convertible at the option of the holder at any time (unless previously redeemed) into shares of common stock at a conversion of
1.14175 shares of common stock for each share of preferred stock. Dividends on preferred stock accrue at a rate of $1.375 per share per annum which are cumulative from the date of original issue. The company may not declare and pay any dividend or make any distribution of assets (other than dividends or other distribution payable in shares of common stock) or redeem, purchase or otherwise acquire, shares of common stock, unless all accumulated and unpaid preferred dividends have been paid or are contemporaneously declared and paid. The preferred stock is subject to optional redemption by the company, in whole or in part, at any time on or after September 1, 1997, at a redemption price of $25.69 per share reduced annually by $0.14 per share to a minimum of $25 per share on or after September 1, 2002, plus accrued and unpaid dividends thereon to the date fixed for redemption. Preferred stock is entitled to 1.14175 votes per share on all matters submitted to stockholders for action and votes together with the common stock as a single class, except as otherwise provided by law or the Certificate of Incorporation of the company. There is no mandatory redemption or sinking fund obligation with respect to the preferred stock.

       On May 11, 1999, shareholders approved an amendment to the company's Certificate of Incorporation which increased the number of authorized shares of common stock, par value $1 per share, from 15,000,000 shares to 30,000,000 shares.

     On November 3, 2000, 400,000 shares of common stock and 188,535 shares of preferred stock held in treasury were retired in accordance with the Board of Directors' authorization. At December 31, 2000, treasury stock consists of no shares of preferred stock and 183,573 shares of common stock. On December 17, 1999, 400,000 shares of common stock held in treasury were retired in accordance with the Board of Directors' authorization. At December 31, 1999, treasury stock consisted of 172,520 shares of preferred stock and 196,864 shares of common stock.

8. Stock Option Plans

The company has three fixed stock option plans: the 1982 Plan, the 1992 Plan and the 2000 Plan. No further grants may be made under the 1982 Plan. The 1992 Plan extends participation to directors who are not employees of the company. It authorizes the award of up to 1,600,000 shares of the company's common stock for stock options ("options") and stock appreciation rights ("SAR"). SARs entitle the employee to receive an amount equal to the difference between the fair market value of a share of stock at the time the SAR is exercised and the exercise price specified at the time the SAR is granted. The 2000 Plan authorizes the award of 1,000,000 shares of the company's common stock for options, SAR and stock awards. A stock award is a grant of shares of stock to an employee, the earnings vesting or distribution of which is subject to certain conditions established by the Compensation and Development Committee of the Board of Directors. Options are granted at the market price on the date of grant. An option may not be exercised within two years from the date of grant and no option will be exercisable after 10 years from the date granted.

     The company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for options granted under these stock option plans been determined based on the fair value at the grant date for awards in 2000, 1999 and 1998 consistent with the provisions of SFAS No. 123, the company's net income and earnings per share would have been reduced to the following pro forma amounts:


(Dollars in thousands, except per share data)     2000       1999         1998
-------------------------------------------------------------------------------
Net Income - as reported                       $15,008    $22,129      $23,454
Net Income - pro forma                          14,008     21,272       22,575
Basic Earnings per share - as reported            1.52       2.22         2.29
Basic Earnings per share - pro forma              1.41       2.13         2.20
Diluted Earnings per share - as reported          1.47       2.08         2.12
Diluted Earnings per share - pro forma            1.37       2.01         2.05

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998: expected dividend yield of
2.5 percent in 2000, 1999 and 1998. Expected volatility of 24.7 percent in 2000,
26.7 percent in 1999 and 27.0 percent in 1998; expected lives of 7.5 years; and risk-free interest rate of 6.72 percent in 2000, 5.21 percent in 1999 and 5.75 percent in 1998.

     A summary of the status of the company's stock option plans at December 31, 2000, 1999 and 1998, and changes during the years then ended is presented as follows:

                                               Weighted-                    Weighted-                   Weighted-
                                                 Average                      Average                     Average
                                      2000      Exercise             1999    Exercise          1998      Exercise
                                    Shares         Price           Shares       Price        Shares         Price
----------------------------------------------------------------------------------------------------------------------
Options outstanding,             1,222,363        $19.38        1,247,591      $18.76     1,168,252        $16.06
beginning of year
Options exercised                 (113,950)        12.26          (85,250)      12.76      (151,200)        16.36
Options canceled                   (24,238)        25.43           (4,036)      30.97        (3,229)        30.97
Options granted                    418,724         21.77           64,058       23.42       233,768         30.86
                                 ---------                      ---------                 ---------
Options outstanding,
end of year                      1,502,899         20.49        1,222,363       19.38     1,247,591         18.76
                                 ---------                      ---------                 ---------
Option price range               $  12.563-                     $   9.438-                $   9.438-
at end of year                      30.969                         30.969                    30.969
Option price range for           $   9.438-                     $   9.438-                $   9.438-
exercised shares                    19.750                         19.750                    19.750
Options available for grant
at end of year                     861,075                        255,561                   315,583
Weighted-average fair value
of options, granted during the
 year                            $    6.94                      $    6.98                 $    9.64

     A summary of stock options outstanding at December 31, 2000, is as follows:

                                                        Options Outstanding                       Options Exercisable
-------------------------------------------------------------------------------------------------------------------------
                                                      Weighted-
                                                        Average          Weighted                                Weighted
                                       Number         Remaining          -Average                Number          -Average
     Range of                  Outstanding at       Contractual          Exercise           Exercisable          Exercise
     Exercise Price                  12/31/00              Life             Price           at 12/31/00             Price
-------------------------------------------------------------------------------------------------------------------------
     $12.563 - $14.000                352,900              5.13            $13.88               352,900            $13.88
     $18.219 - $30.969              1,149,999              8.83             22.52               681,768             22.87
                                    ---------                                                 ---------
                                    1,502,899              7.96            $20.49             1,034,668            $19.81
                                    =========                                                 =========

9. Pension Plans

The company has non-contributory defined benefit plans covering substantially all employees. The benefits under these plans are based primarily on years of service and compensation levels. The company funds the pension plan up to the maximum amount deductible for income tax purposes. The plans' assets consist principally of marketable equity securities and government and corporate debt securities. The plans' assets at December 31, 2000 and 1999, included $10,023,000 and $9,818,000, respectively, of the company's common stock.

Net 2000, 1999 and 1998 periodic pension cost for the plans consisted of the following:

    (Dollars in thousands)                                    2000            1999            1998
    ----------------------------------------------------------------------------------------------
    Service cost                                           $ 2,047         $ 2,344         $ 1,969
    Interest cost on projected benefit obligation            3,970           3,629           3,262
    Expected return on plan assets                          (5,812)         (5,156)         (4,658)
    Amortization of unrecognized net transition
     assets                                                   (567)           (567)           (567)
    Amortization of unrecognized prior service cost            312             287             269
    Amortization of unrecognized net loss/(gain)              (517)             14              (5)
                                                           -------         -------         -------
         Net pension expense/(income)                      $  (567)        $   551         $   270
                                                           =======         =======         =======

Changes in benefit obligations for the years ending December 31, 2000 and 1999, were as follows:

    (Dollars in thousands)                            2000            1999
    ----------------------------------------------------------------------
    Benefit obligation at beginning of year        $50,727         $53,169
    Service cost                                     2,047           2,344
    Interest cost                                    3,970           3,629
    Plan amendments                                    844             515
    Actuarial (gain)/loss                            1,173          (7,217)
    Benefits paid                                   (2,107)         (1,713)
                                                   -------         -------
         Benefit obligation at end of year         $56,654         $50,727
                                                   =======         =======

Changes in the fair value of plan assets during years 2000 and 1999 were as follows:

    (Dollars in thousands)                                  2000             1999
    -----------------------------------------------------------------------------
    Fair value of plan assets at beginning of year       $76,249          $67,183
    Actual return on plan assets                            (792)          10,779
    Employer contributions                                   314               --
    Benefits paid                                         (2,107)          (1,713)
                                                         -------          -------
         Fair value of plan assets at end of             $73,664          $76,249
          the year                                       =======          =======


The reconciliation of the funded status of the plans to the amount reported in the company's Consolidated Balance Sheets is as follows:

    (Dollars in thousands)                                  2000             1999
    -----------------------------------------------------------------------------
    Plan assets in excess of projected benefit          $ 17,010         $ 25,522
     obligations
    Unrecognized net transition assets                        --             (567)
    Unrecognized prior service cost                        2,300            1,767
    Unrecognized net gain                                (11,947)         (20,240)
                                                        --------         --------
        Prepaid benefit cost                            $  7,363         $  6,482
                                                        ========         ========

The prepaid pension asset is included in the "Other Assets" caption in the Consolidated Balance Sheets. The weighted-average assumptions as of December 31, 2000, 1999 and 1998, were as follows:

                                                    2000                1999               1998
-----------------------------------------------------------------------------------------------
Discount rate                                       7.50%               7.75%              6.75%
Expected return on plan assets                      8.50%               8.50%              8.50%
Rate of compensation increase                 4.00%-6.00%         4.25%-6.25%        4.25%-6.25%

The plans' net transitional assets are being amortized over a period of 15 years. The prior service costs are being amortized over an average of 12 years.

10. Accrued Liabilities

Accrued liabilities consisted of:


                                                       December 31
                                           ------------------------------
(Dollars in thousands)                            2000               1999
---------------------------------------------------------------------------
Accrued payroll and benefits                   $16,308            $17,421
Accrued customer discounts                       9,800              8,530
Other accrued liabilities                       15,392             15,755
                                               -------            -------
     Total accrued liabilities                 $41,500            $41,706
                                               =======            =======


11.  Other Non-current Liabilities

Other non-current liabilities were comprised of the following:


                                                                December 31
                                                         ----------------------
(Dollars in thousands)                                       2000          1999
-------------------------------------------------------------------------------
Deferred revenue                                          $ 3,264       $ 2,508
Environmental and legal matters (Note 12)                  13,632         9,564
                                                          -------       -------
  Total other non-current liabilities                     $16,896       $12,072
                                                          =======       =======

During and prior to 1998, the company received prepayments on certain multi-year commitments for future shipments of products. As the commitments are fulfilled, a proportionate share of the deferred revenue is recognized into income. In 1999, approximately $1.4 million of previously deferred revenue was accelerated and recorded in net sales when a customer released the company from further performance under a prepaid contract that originally extended into the year 2000. In 2000, the term of a current contract was extended, and the recognition rate of deferred revenue into income was revised to correspond to the extended term. Related deferred revenue at December 31, 2000 and 1999, are $3,767,200 and $5,528,300, respectively, of which the amount recognizable within one year is included in the "Accrued Liabilities" caption in the Consolidated Balance Sheets.

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

     After partial remediation payments at certain sites, the company has estimated a range of possible environmental and legal losses from $7.5 million to $35.0 million at December 31, 2000, compared to $4.2 million to $25.2 million at December 31, 1999. At December 31, 2000, the company's reserve was $16.6 million for legal and environmental matters compared to $11.6 million at December 31, 1999. The increase in the reserve was primarily due to additional potential remediation costs at the company's Maywood, New Jersey, plant (see discussion about the Maywood, New Jersey, site below). The company made payments of $2.5 million in 2000 and $15.8 million, net of insurance recoveries, in 1999 related to legal costs, settlements and costs related to remedial design studies at various sites.

     For certain sites, estimates cannot be made of the total costs of compliance, or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup, and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings, in the 2000 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which filings are available upon request from the company. Following are summaries of the environmental proceedings related to the company's Maywood, New Jersey, and Ewan and D'Imperio environmental sites:

Maywood, New Jersey, Site
-------------------------

As reported previously, the company's site in Maywood, New Jersey and property formerly owned by the company adjacent to its current site, were listed on the National Priorities List in September 1993 pursuant to the provisions of the Comprehensive Environmental Response Compensation and Liabilities Act (CERCLA) because of certain alleged chemical contamination. Pursuant to an Administrative Order on Consent entered into between the United States Environmental Protection Agency (USEPA) and the company for property formerly owned by the company, and the issuance of an order by USEPA to the company for property currently owned by the company, the company completed a Remedial Investigation Feasibility Study (RI/FS) in 1994. In addition, the company submitted a Feasibility Study Addendum to USEPA in

October 2000. The company has been awaiting the issuance of a Record of Decision
(ROD) from USEPA which would relate to both the currently owned and formerly owned company property and would recommend the type of remediation required on each property. The company's understanding is that USEPA anticipates that it will issue the proposed ROD sometime during 2001 with a public comment period to follow. The final ROD will be issued sometime after the public comment period.

     In 1985, the company entered into a Cooperative Agreement with the United States of America represented by the Department of Energy (Agreement). Pursuant to this Agreement, the Department of Energy (DOE) took title to radiological contaminated materials and was to remediate, at its expense, all radiological waste on the company's property in Maywood, New Jersey. The Maywood property (and portions of the surrounding area) was being remediated by the DOE under the Formerly Utilized Sites Remedial Action Program, a federal program under which the U.S. Government undertook to remediate properties which were used to process radiological material for the U.S. Government. In 1997, responsibility for this clean-up was transferred to the United States Army Corps of Engineers (USACE). On January 29, 1999, the company received a copy of a USACE Report to Congress dated January 1998 in which the USACE expressed their intention to evaluate, with the USEPA, whether the company and/or other parties might be responsible for cost recovery or contribution claims related to the Maywood site. Subsequent to the issuance of that report, the USACE advised the company that it had requested legal advice from the Department of Justice as to the impact of the Agreement.

     By letter dated July 28, 2000, the Department of Justice advised the company that the USACE and USEPA had referred to the Justice Department claims against the company for response costs incurred or to be incurred by the USACE, USEPA and the DOE in connection with the Maywood site and the Justice Department stated that the United States is entitled to recovery of its response costs from the company under CERCLA. The letter referred to both radiological and non-radiological hazardous waste at the Maywood site and stated that the United States has incurred unreimbursed response costs to date of $138.0 million. Costs associated with radiological waste at the Maywood site, which the company believes represent all but a small portion of the amount referred to in the Justice Department letter, could be expected to aggregate substantially in excess of that amount. In the letter, the Justice Department invited the company to discuss settlement of the matter in order to avoid the need for litigation. The company believes that its liability, if any, for such costs has been resolved by the aforesaid Agreement. Despite the fact that the company continues to believe that it has no liability to the United States for such costs, discussions with the Justice Department are currently ongoing to attempt to resolve this matter.

     Based upon all of the above factors, the company has increased its reserves for claims associated with the Maywood site and believes that such increased reserves are now adequate. However, depending on the results of the ongoing discussions regarding the Maywood Site, the final cost of the remediation could differ from current estimates.

Ewan and D'Imperio Site
-----------------------

     As reported previously, the company has been named as a potentially responsible party (PRP) in the case USEPA v. Jerome Lightman (92 CV 4710) (JBS)
                                    ------------------------
which involves the Ewan and D'Imperio Superfund Sites located in New Jersey. Trial on the issue of the company's liability at these sites was completed in March 2000. The company is awaiting a decision from the court. If the company is found liable at either site, a second trial as to the company's allocated share of clean-up costs at these sites will likely be held in late 2001 or 2002. The company believes it has adequate defenses to the issue of liability. In the event of an unfavorable outcome related to the issue of liability, the company believes it has adequate reserves.

13.  Legal Settlement

On December 1, 1999, the company settled a lawsuit in New Jersey, for alleged personal injuries related to environmental claims. All terms of the settlement are confidential pursuant to a court order. As a result of this settlement, the company incurred a $6.3 million after-tax charge ($0.59 per share diluted). The charge was net of insurance recoveries and previously recorded reserves and was included in administrative expenses in the accompanying Consolidated Statements of Income.

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

Segment data for the three years ended December 31, 2000, 1999 and 1998, is as follows (prior year data has been reclassified to conform to 2000 presentation):

                                                                                  Specialty       Segment
     (Dollars in thousands)                    Surfactants          Polymers       Products        Totals
    ------------------------------------------------------------------------------------------------------
     2000
     Net sales                                    $537,006          $140,786        $21,145       $698,937
     Operating income                               41,718            21,001          3,130         65,849
     Assets                                        310,820            53,314         18,121        382,255
     Capital expenditures                           23,333             3,427            986         27,746
     Depreciation and amortization
      expenses                                      30,276             5,981          1,334         37,591

     1999
     Net sales                                    $547,359          $126,774        $20,526       $694,659
     Operating income                               51,123            21,453          4,454         77,030
     Assets                                        315,580            52,434         18,760        386,774
     Capital expenditures                           24,423             4,846            807         30,076
     Depreciation and amortization
      expenses                                      31,091             5,856          1,128         38,075

     1998
     Net sales                                    $493,930          $122,148        $19,678       $635,756
     Operating income                               41,997            21,811          3,511         67,319
     Assets                                        315,549            48,795         17,478        381,822
     Capital expenditures                           37,091             3,632          1,652         42,375
     Depreciation and amortization
      expenses                                      29,265             5,847          1,249         36,361

Below are reconciliations of segment data to the accompanying consolidated financial statements:

(Dollars in thousands)                                           2000               1999               1998
-----------------------------------------------------------------------------------------------------------
Operating income - segment totals                            $ 65,849           $ 77,030           $ 67,319
Unallocated corporate expenses(a)                             (33,821)           (35,252)           (21,896)
Interest expense                                               (8,328)            (8,376)            (7,453)
Income from equity in joint venture                               703              1,427                796
                                                             --------           --------           --------
   Consolidated income before income taxes                   $ 24,403           $ 34,829           $ 38,766
                                                             ========           ========           ========

Assets - segment totals                                      $382,255           $386,774           $381,822
Unallocated corporate assets(b)                                32,794             27,802             22,539
                                                             --------           --------           --------
   Consolidated assets                                       $415,049           $414,576           $404,361
                                                             ========           ========           ========

Capital expenditures - segment totals                        $ 27,746           $ 30,076           $ 42,375
Unallocated corporate expenditures                                696              2,621              1,681
                                                             --------           --------           --------
   Consolidated capital expenditures                         $ 28,442           $ 32,697           $ 44,056
                                                             ========           ========           ========
Depreciation and amortization expenses - segment
totals                                                       $ 37,591           $ 38,075           $ 36,361
Unallocated corporate depreciation expenses                     1,686              1,377                986
                                                             --------           --------           --------
   Consolidated depreciation and
   amortization expenses                                     $ 39,277           $ 39,452           $ 37,347
                                                             ========           ========           ========

   (a) Includes corporate administrative and corporate manufacturing expenses which are not included in segment operating income and not used to evaluate segment performance.
   (b) Includes items such as deferred tax asset, prepaid pension asset, joint venture investment and LIFO inventory reserve which are not allocated to segments.

Company-wide geographic data for the years ended December 31, 2000, 1999 and 1998, is as follows (net sales attributed to countries based on selling location):

(Dollars in thousands)              2000              1999             1998
---------------------------------------------------------------------------
Net sales
  United States                 $569,357          $553,966         $526,560
  All foreign countries          129,580           140,693          109,196
                                --------          --------         --------
    Total                       $698,937          $694,659         $635,756
                                ========          ========         ========

Long-lived assets
  United States                 $180,369          $193,436         $200,587
  All foreign countries           18,778            16,045           14,509
                                --------          --------         --------
     Total                      $199,147          $209,481         $215,096
                                ========          ========         ========

15.  Earnings Per Share

Below is the computation of basic and diluted earnings per share for the years ended December 31, 2000, 1999 and 1998:

(In thousands, except per share amounts)                    2000            1999           1998
-----------------------------------------------------------------------------------------------
Computation of Basic Earnings per Share
Net income                                               $15,008         $22,129        $23,454
Deduct dividends on preferred stock                          815             858            896
                                                         -------         -------        -------
Income applicable to common stock                        $14,193         $21,271        $22,558

Weighted-average number of shares outstanding              9,355           9,592          9,843
                                                         -------         -------        -------

Basic earnings per share                                 $  1.52         $  2.22        $  2.29
                                                         =======         =======        =======

Computation of Diluted Earnings per Share
Net income                                               $15,008         $22,129        $23,454

Weighted-average number of shares outstanding              9,355           9,592          9,843
Add net shares from assumed exercise of options
  (under treasury stock method)                              203             324            456
Add weighted-average shares from assumed
  Conversion of convertible preferred stock                  678             716            744
                                                         -------         -------        -------
Shares applicable to diluted earnings                     10,236          10,632         11,043
                                                         -------         -------        -------

Diluted earnings per share                               $  1.47         $  2.08        $  2.12
                                                         =======         =======        =======

                               Five Year Summary
              (In thousands, except per share and employee data)

For the Year                                           2000           1999           1998            1997            1996
-------------------------------------------------------------------------------------------------------------------------
Net Sales(a)                                       $698,937       $694,659       $635,756        $605,574        $557,973
Operating Income                                     32,028         41,778         45,423          44,370          40,386
   Percent of net sales                                 4.6%           6.0%           7.1%            7.3%            7.2%
Pre-tax Income                                       24,403         34,829         38,766          34,874          32,261
   Percent of net sales                                 3.5%           5.0%           6.1%            5.8%            5.8%
Provision for Income Taxes                            9,395         12,700         15,312          14,464          13,194
Net Income                                           15,008         22,129         23,454          20,410          19,067
   Per share (Diluted)(b)                              1.47           2.08           2.12            1.86            1.71
   Percent of net sales                                 2.1%           3.2%           3.7%            3.4%            3.4%
   Percent to stockholders' equity(c)                   9.7%          15.0%          17.0%           15.5%           15.6%
Cash Dividends Paid                                   7,004          6,727          6,432           6,069           5,846
   Per common share                                   .6625          .6125          .5625           .5125           .4775
Depreciation and Amortization                        39,277         39,452         37,347          35,281          32,138
Capital Expenditures                                 28,442         32,697         44,056          35,589          44,923
Weighted-average Common
Shares Outstanding                                    9,355          9,592          9,843           9,831          10,002

As of Year End
-------------------------------------------------------------------------------------------------------------------------
Working Capital                                    $ 68,872       $ 68,615       $ 61,814        $ 63,789        $ 70,322
Current Ratio                                           1.6            1.7            1.7             1.8             1.8
Property, Plant and Equipment, net                  199,147        209,481        215,096         206,601         207,159
Total Assets                                        415,049        414,576        404,361         374,936         381,012
Long-term Debt, less current maturities              96,466        107,420        107,708          94,898         102,567
Stockholders' Equity                                154,176        155,064        147,984         137,598         131,615
   Per share(d)                                       15.57          15.20          14.18           13.01           12.24
Number of Employees                                   1,387          1,365          1,372           1,292           1,270


(a) Prior years Net Sales have been restated to conform to the requirements of EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs".
(b) Based on weighted-average number of common shares outstanding during the year.
(c)  Based on equity at beginning of year.
(d) Based on common shares and the assumed conversion of the convertible preferred shares outstanding at year end.

Quarterly Stock Data (Unaudited)

                                                                                                            Dividends Paid
                                            Stock Price Range                                             Per Common Share
           -------------------------------------------------------------------------------------------------------------------------
                           2000                                       1999                               2000          1999
           -------------------------------------------------------------------------------------------------------------------------
Quarter           High                   Low              High                     Low
---------------------------------------------------------------------------------------------------
    First       $23 3/16          $19   7/8           $26 11/16                $22  1/4                16.25c        15.00c
    Second      $23  1/4          $20 15/16            25 11/16                 22  1/4                16.25c        15.00c
    Third       $25               $19   5/8            26   1/4                 22  5/8                16.25c        15.00c
    Fourth      $24               $18   1/2            24   1/8                 22 3/16                17.50c        16.25c
                                                                                                      ----------------------
    Year        $25               $18   1/2            26 11/16                 22 3/16                66.25c        61.25c
----------------------------------------------------------------------------------------------------------------------------

            Quarterly Financial Data (Unaudited)
            (Dollars in thousands, except per share data)

                                                                                     2000
                                              --------------------------------------------------------------------------------
            Quarter                                 First            Second            Third           Fourth             Year
          --------------------------------------------------------------------------------------------------------------------
            Net Sales                            $174,988          $177,897         $176,608         $169,444         $698,937
          --------------------------------------------------------------------------------------------------------------------
            Gross Profit                           27,083            30,680           29,025           25,238          112,026
          --------------------------------------------------------------------------------------------------------------------
            Interest, net                          (2,051)           (2,186)          (2,099)          (1,992)          (8,328)
          --------------------------------------------------------------------------------------------------------------------
            Pre-tax Income                          7,003            10,859            9,989           (3,448)          24,403
          --------------------------------------------------------------------------------------------------------------------
            Net Income                              4,271             6,625            6,233           (2,121)          15,008
          --------------------------------------------------------------------------------------------------------------------
            Net Income/(Loss) per Share              0.41              0.64             0.61            (0.25)            1.47
            (Diluted)
          -------------------------------------------------------------------------------------------------------------------


                                                                                     1999
                                       ------------------------------------------------------------------------------------
            Quarter                              First            Second            Third           Fourth             Year
          -----------------------------------------------------------------------------------------------------------------
            Net Sales                         $170,892          $173,899         $173,789         $176,079         $694,659
          -----------------------------------------------------------------------------------------------------------------
            Gross Profit                        28,919            32,391           28,249           31,386          120,945
          -----------------------------------------------------------------------------------------------------------------
            Interest, net                       (2,110)           (2,158)          (2,052)          (2,056)          (8,376)
          -----------------------------------------------------------------------------------------------------------------
            Pre-tax Income                      10,148            12,963               23           11,695           34,829
          -----------------------------------------------------------------------------------------------------------------
            Net Income                           6,142             7,956               14            8,017           22,129
          -----------------------------------------------------------------------------------------------------------------
            Net Income/(Loss) per Share           0.57              0.75            (0.02)            0.76             2.08
            (Diluted)
          -----------------------------------------------------------------------------------------------------------------