Form 10-K, Exhibit 13
period 2001-12-31
STEPAN CO
filed 2002-03-25
CIK 94049

                                                                      Exhibit 13

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

2001 Compared with 2000

Net sales for 2001 increased two percent from $698.9 million in 2000 to $711.5 million in 2001. Net sales by segment were as follows:

                                                           Percent
  (Dollars in thousands)        2001         2000           Change
------------------------------------------------------------------

  Surfactants                 $558,927     $537,006             +4
  Polymers                     127,722      140,786             -9
  Specialty Products            24,868       21,145            +18
                              --------     --------
      Total                   $711,517     $698,937             +2
                              ========     ========

         Surfactants are a principal ingredient in consumer and industrial cleaning products such as detergents, shampoos, lotions, toothpastes and cosmetics. Other applications include lubricating ingredients and emulsifiers for agricultural products, and plastics and composites.

         Surfactants net sales, representing 79 percent of the company's revenue, increased $21.9 million, or four percent, due to a four percent rise in sales volume. Foreign operations accounted for the overall improvement, reporting a $32.5 million, or 27 percent, rise in net sales due to a 28 percent increase in sales volume. Approximately $14.7 million of the foreign improvement was attributable to the fourth quarter acquisition of Stepan UK Limited (formerly Manro Performance Chemicals) located in Stalybridge, UK. In addition, all other foreign subsidiaries reported increased net sales, primarily due to higher sales volumes. European operations, excluding the United Kingdom, posted a net increase of $8.6 million. Net sales for South American operations grew $4.5 million, while net sales for Mexico and Canada increased $2.6 million and $2.1 million, respectively. Domestic operations, which accounted for 73 percent of total surfactant revenues, reported a $10.6 million, or three percent, decline in net sales from $417.2 million in 2000 to $406.6 million in 2001. The decrease was due to a one percent drop in sales volume and a one percent decline in average selling prices. Lower demand for laundry and cleaning products and increased market competition led to the decline. The economic slowdown adversely impacted sales volume of higher margin industrial surfactants.

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

         Polymer net sales, accounting for 18 percent of the company's revenue, decreased $13.1 million, or nine percent, from $140.8 million in 2000 to $127.7 million in 2001. The decline was due to a 13 percent drop in sales volume, driven primarily by a slowdown in the U.S. economy. PA's net sales decreased 21 percent to $32.8 million for 2001 from $41.4 million in 2000. A 24 percent decline in sales volume accounted for the decrease. Polyurethane systems net sales fell 15 percent to $19.4 million for 2001 from $22.7 million in 2000. A drop in sales volume accounted for the decline and more than offset an increase in average selling prices. Globally, polyurethane polyols net sales decreased $1.1 million, or one percent, between years from $76.7 million in 2000 to $75.5 million in 2001. Domestic net sales fell less than one percent due to a five percent decrease in sales volume, partially offset by an increase in average selling prices. European operations reported a decline in revenue due to an 11 percent drop in average selling prices, which offset a two percent gain in sales volume. Continued market pressures led to the average selling price drop.

         Specialty products include flavors, emulsifiers and solubilizers used in the food and pharmaceutical industries. Net sales for the year were $24.9 million, a rise of $3.7 million, or 18 percent, over 2000. Higher average selling prices coupled with a slightly higher sales volume led to the growth in revenue.

         Gross profit decreased to $107.2 million in 2001 from $112.0 million in 2000. Surfactants gross profit was down $4.8 million, or six percent, from $79.3 million in 2000 to $74.5 million in 2001. Domestic operations reported an $8.9 million decline in gross profit due primarily to a drop in average margins. Lower sales volume also contributed. The decrease in average margins was mainly due to weaker sales mix and higher energy costs. Higher margin industrial surfactants sales volume declined as the economy slowed down through the end of 2001. Gross profit for foreign surfactants increased $4.1 million, or 29 percent, from year-to-year. A 28 percent improvement in sales volume caused the increase in gross profit. The newly acquired United Kingdom subsidiary contributed $1.9 million of the foreign increase. European operations, excluding United Kingdom, and South American operations contributed $1.0 million and $0.7 million, respectively, of the gross profit gain. Polymers gross profit declined $4.1 million, or 15 percent, from $27.9 million in 2000 to $23.8 million in 2001. Gross profit for PA declined 51 percent to $3.2 million in 2001 from $6.4 million in 2000. Lower sales volume and lower average margins accounted for the drop. Higher unit overhead costs resulting from decreased production volume coupled with some price reductions resulting from competitive situations led to the declined average margins. Global polyurethane polyols gross profit fell $0.3 million, or two percent, between years. Domestic operations reported an increase of $0.2 million, or one percent, in gross profit due to improved average margins that more than offset lower sales volume. Foreign operations gross profit fell $0.6 million on reduced average margins that more than offset higher sales volume. Polyurethane systems gross profit declined eight percent on lower sales volume. Improved average margins due to an average selling price increase and favorable sales mix partially offset the impact of lower sales volume.
Specialty products reported an increase of $4.1 million in gross profit from year-to-year. The improvement was due to higher sales volume of higher margin products.

     Operating income was $31.2 million, a $0.8 million, or three percent, decrease in comparison with 2000. Operating expenses, consisting of marketing, administrative and research and development expenses, decreased five percent between years. Administrative expenses declined $3.9 million, or 12 percent, from those reported in the prior year. A $7.5 million decline in legal and environmental expense, partially offset by $4.7 million of 2001 expense for the implementation of an enterprise resource planning system, accounted for most of the decrease between years. The drop in legal and environmental expense was primarily due to $6.1 million of prior year expense related to the company's Maywood, New Jersey, site that was non-recurring in 2001. In addition, current year expense was reduced by insurance recoveries received of $2.0 million, somewhat offset by a $0.5 million year-to-year increase in general legal expenses. Marketing expenses declined one percent between years and research and development expenses remained almost unchanged.

     Interest expenses declined 14 percent from year-to-year due to lower overall borrowing rates coupled with lower average debt levels.

     Philippine joint venture equity income rose $1.2 million between years. The improvement was largely due to reduced foreign exchange losses resulting from a devaluation of the Philippine peso in 2000.

     Pretax income increased $1.5 million, or six percent, to $25.9 million in 2001 from $24.4 million in 2000.

     The effective tax rate was 37.7 percent in 2001 compared to 38.5 percent in 2000. The lower effective tax rate was primarily attributable to Philippine tax benefits realized during 2001 (see Note 6 of the Notes to the Consolidated Financial Statements for a reconciliation of the statutory rate to the effective tax rate).

     Net income for the year was $16.2 million, or $1.59 per share diluted, compared with $15.0 million, or $1.47 per share diluted, a year ago. The acquisition of Stepan UK Limited added $0.4 million to net income, or $0.03 per share diluted.

2000 Compared with 1999

Net sales for 2000 increased one percent from $694.7 million in 1999 to $698.9 million in 2000 (prior year data has been reclassified to conform to 2000 presentation). The increase was due to a three percent rise in sales volume. Net sales by segment were as follows:

                                                                 Percent
  (Dollars in thousands)           2000           1999            Change
  ----------------------------------------------------------------------

  Surfactants                   $537,006        $547,359              -2
  Polymers                       140,786         126,774             +11
  Specialty Products              21,145          20,526              +3
                                --------        --------
   Total                        $698,937        $694,659              +1
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

         Specialty products net sales for the year 2000 were $21.1 million, a rise of $0.6 million, or three percent over 1999. Higher average selling prices led to the growth.

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

         Operating income was $32.0 million in 2000, a $9.8 million, or 23 percent, decrease from 1999. Operating expenses, consisting of marketing, administrative and research and development expenses, increased one percent between years. Marketing expenses rose $1.4 million, or six percent, primarily due to increased bad debt provision. Administrative expenses decreased just $0.6 million, or two percent, despite unusually high 1999 expenses that resulted from a $10.2 million legal settlement charge. 2000 administrative expenses included $6.1 million of legal and environmental-related charges, most of which related to potential future remediation costs at the company's Maywood, New Jersey, plant (see Environmental and Legal Matters section of this discussion for additional information). General legal expense was also up $1.4 million between years.

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

         Net income for the year 2000 was $15.0 million, or $1.47 per share diluted, compared with $22.1 million, or $2.08 per share diluted, for 1999.

Fourth Quarter 2001 Compared with 2000

For the quarter ended December 31, 2001, the company reported net income of $1.9 million, or a $0.18 per share diluted, compared to a net loss of $2.1 million, or a $0.25 loss per share diluted, in the fourth quarter of 2000. The newly acquired United Kingdom subsidiary contributed $0.4 million of 2001 fourth quarter net income, or $0.04 per share diluted. Net sales for the quarter grew five percent to $178.1 million from $169.4 million a year ago. Net sales for surfactants increased $12.6 million (10 percent), due to the acquisition of the United Kingdom subsidiary and to increased foreign sales volume. Domestic revenues and volumes declined between quarters. Polymer sales fell $3.9 million (12 percent) on a seven percent decline in sales volumes. Gross profit of $25.1 million was just shy of the $25.2 million reported in the fourth quarter of 2000. Surfactants gross profit increased $1.2 million, or seven percent, due to a $3.6 million increase recorded by foreign operations. The acquisition of the United Kingdom subsidiary contributed $1.9 million of the increased gross profit. Gross profit for polymers declined $1.9 million, or 25 percent, between quarters due to reduced sales volume coupled with lower margins. All polymer businesses reported decreased quarterly earnings. Gross profit for specialty products was up $0.6 million between quarters. Higher sales volume of higher margin products led to the growth. Operating expenses declined $5.2 million, or 19 percent, in comparison with the fourth quarter of 2000. Administrative expenses dropped $4.5 million, or 32 percent, between quarters. Legal and environmental expense decreased $6.4 million from quarter to quarter due to $6.1 million of prior year Maywood-related charges that did not recur in the fourth quarter of 2001. Most of these changes were related to potential future remediation costs at the company's Maywood, New Jersey plant. Non-recurring fourth quarter 2000 acquisition investigation expenses of $0.6 million also contributed to the decline. The decline was partially offset by $2.7 million in expense incurred in 2001 related to the implementation of an enterprise resource planning system and $0.8 million in expenses incurred by the new United Kingdom subsidiary. Marketing expenses decreased $0.7 million, or 10 percent, between quarters due mostly to a $1.2 million decrease in domestic bad debt expense resulting from improved collectibility estimates for certain accounts receivable. The decline was somewhat offset by $0.3 million in marketing expense reported by the United Kingdom. Research and development expenses were flat between quarters. Philippine joint venture equity income increased $0.5 million between quarters. Foreign currency exchange losses in 2000 resulting from a weaker Philippine peso, accounted for most of the improvement.

         Interest expenses declined 20 percent between quarters. The decrease was due to lower overall borrowing rates, partially offset by an increased level of debt.

Liquidity and Financial Condition

Net cash from operations for 2001 totaled $53.6 million compared to $53.5 million for the prior year. Working capital required the use of $0.6 million for the current year, compared to a cash source of $1.4 million during 2000. From year to year accounts receivable decreased by $6.1 million, while accounts payable and other accrued liabilities decreased by an equivalent and offsetting amount. Inventories decreased by $0.4 million during 2001 while other working capital items, mainly prepaid expenses, absorbed $1.0 million.

         Capital expenditures, excluding acquisitions, totaled $34.0 million for the current year compared to $28.4 million during 2000. Current year capital spending included $6.6 million for an enterprise resource planning (ERP) system, which is expected to be completed in 2002. It is anticipated that total 2002 capital spending will rise modestly over 2001 levels, due mostly to higher non-ERP spending.

         During September 2001 the company completed the acquisition of Manro Performance Chemicals Limited, located in Stalybridge, UK. This acquisition was made for cash totaling $24.6 million and was funded through the company's committed lines of credit.

         Consolidated debt increased by $14.3 million during 2001 to $120.3 million mainly in order to fund the Manro Performance Chemicals Limited acquisition. As of December 31, 2001, the ratio of long-term debt to long-term debt plus shareholders' equity was 40.7 percent compared to 38.5 percent one year earlier.

         The company maintains contractual relationships with its domestic banks that provide for revolving credit of up to $60 million, which may be drawn upon, through January 8, 2003, as needed for general corporate purposes. The company plans to renegotiate and extend this revolving credit agreement during the first quarter of 2002. The company also meets short-term liquidity requirements through uncommitted domestic bank lines of credit. The company's foreign subsidiaries maintain committed and uncommitted bank lines of credit in their respective countries to meet working capital requirements as well as to fund capital expenditure programs and acquisitions.

         The company anticipates that cash from operations and from committed credit facilities will be sufficient to fund anticipated capital expenditures, dividends and other planned financial commitments for the foreseeable future. Any substantial acquisitions would require additional funding.

         The 50 percent owned Philippine joint venture, which is accounted for under the equity method, has $5.1 million of debt, which is not consolidated with or guaranteed by Stepan Company.

Market Risk Analysis

FOREIGN CURRENCY EXCHANGE RISK

Because the company operates in the global marketplace, its cash flows and operating results are exposed to foreign currency fluctuations. The company manufactures and sells products in many foreign locations and, therefore, believes its currency exchange risk is well diversified. Except as noted below, substantially all the company's foreign subsidiaries' financial instruments are denominated in their respective functional currencies. As such, exposure to exchange rate risk on foreign currency financial instruments is insignificant. In addition, the foreign subsidiaries periodically use short- term forward exchange contracts to limit the exposure of certain foreign currency transactions and balances to fluctuating exchange rates. At December 31, 2001, the balance of such contracts was not significant.

The company's 50 percent owned Philippine joint venture has U.S.
dollar-denominated debt with the potential for future translation gains or losses. A 10 percent change in this exchange rate would not have a material effect on the company's operating results or cash flow.

INTEREST RATES

The company's debt was composed of fixed-rate and variable-rate borrowings totaling $83.3 million and $37.0 million, respectively, as of December 31, 2001. For 2002, it is projected that interest on variable-rate borrowings will comprise about 27 percent of the company's total interest expense. A 10 percent increase or decrease to short-term interest rates would be immaterial to the company's operating results or cash flow.

The fair value of the company's fixed-rate debt, including current maturities, was estimated to be $87.1 million as of December 31, 2001, which was approximately $3.8 million above the carrying value. Market risk was estimated as the potential increase to the fair value that would result from a hypothetical 10 percent decrease in the company's weighted average long-term borrowing rates at December 31, 2001, or $2.0 million. Such a rate decrease would be immaterial to future operating results or cash flow.

COMMODITY PRICE RISK

Certain raw materials used in the manufacture of the company's products are subject to price volatility caused by weather, petroleum prices and other unpredictable factors. In many cases, the company has the ability to pass on raw material price increases to customers. Therefore, commodity financial instruments are generally not used for raw material purchases. Periodically, firm purchase commitments are entered into which fix the price of a specific commodity that will be delivered at a future time. Such commitments usually cover only a portion of the company's anticipated requirements. Commodity future and forward contracts are used to a limited extent, most often to aid in managing the company's utility costs. As of December 31, 2001, unrealized gains and losses related to such contracts were not material. A hypothetical 10 percent fluctuation in the price of commodities covered by firm commitments and forward contracts would have an immaterial effect on the company's financial position, results of operations and cash flow.

Outlook

The prospect for earnings improvement in 2002 is dependent upon an economic recovery. Both polymers and surfactants, particularly those used in higher margin industrial applications, will need a lift from the economy. The enterprise resource planning system implementation is scheduled for completion in 2002 with additional charges projected to approximate $0.20 to $0.25 per share (diluted). European earnings are expected to benefit from the Manro (United Kingdom) acquisition by a projected $0.20 to $0.25 per share (diluted). In addition, the future impact of customer consolidations will be closely monitored, as the potential exists for such customers to bring surfactant production in house - a situation which could lead to a loss of customers and sales volumes.

Environmental and Legal Matters

         The company is subject to extensive federal, state and local environmental laws and regulations. Although the company's environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent environmental regulation could require the company to make additional unforeseen environmental expenditures. The company will continue to invest in the equipment and facilities necessary to comply with existing and future regulations. During 2001, the company's expenditures for capital projects related to the environment were $1.1 million. These projects are capitalized and depreciated over their estimated useful lives, which is typically 10 years. Recurring costs associated with the operation and maintenance of facilities for waste treatment and disposal and managing environmental compliance in ongoing operations at our manufacturing locations were approximately $7.9 million for 2001 and 2000. While difficult to project, it is not anticipated that these recurring expenses will increase significantly in the future.

         The company has been named by the government as a potentially responsible party at 16 waste disposal sites where cleanup costs have been or may be incurred under the federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. In addition, damages are being claimed against the company in general liability actions for alleged personal injury or property damage in the case of some disposal and plant sites. The company believes that it has made adequate provisions for the costs it may incur with respect to the sites. It is the company's accounting policy to record liabilities when environmental assessments and/or remedial efforts are probable and the cost or range of possible costs can be reasonably estimated. When no amount within the range is a better estimate than any other amount, at least the minimum is accrued. Some of the factors on which the company basis its estimates include information provided by feasibility studies, potentially responsible party negotiations and the development of remedial action plans. Because reported liabilities are recorded based on estimates, actual amounts could differ from those estimates. After partial remediation payments at certain sites, the company has estimated a range of possible environmental and legal losses from $7.4 million to $35.0 million at December 31, 2001, compared to $7.5 million to $35.0 million at December 31, 2000. At December 31, 2001, the company's reserve was $17.0 million for legal and environmental matters compared to $16.6 million at December 31, 2000. During 2001, non-capital expenditures related to legal and environmental matters approximated $2.6 million compared to $2.5 million, net of insurance recoveries, expended in 2000. While it is difficult to forecast the timing of the expenditures, the company believes that $3.0 million of the $17.0 million reserve is likely to be paid out in 2002. The timing of future payments is uncertain.

         For certain sites, estimates cannot be made of the total costs of compliance or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings, in the 2001 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which are available upon request from the company. See also Footnote 12, Contingencies, in the Notes to Consolidated Financial Statements for a summary of the environmental proceedings related to the company's Maywood, New Jersey, and Ewan and D'Imperio environmental sites.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001, for acquisitions entered into prior to June 30, 2001, and effective immediately for acquisitions entered into after June 30, 2001. SFAS No. 141 requires the use of the purchase method of accounting for all transactions initiated after June 30, 2001. SFAS No. 142 addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. The new standard establishes that goodwill is no longer to be amortized. Instead, goodwill will be tested for impairment by applying a fair-value-based test each year, and more frequently, if circumstances indicate a possible impairment. If the carrying amount exceeds the implied fair value of that goodwill, an impairment loss shall be recognized. Equity-method goodwill is not, however, subject to the new impairment rules; the impairment guidance in existing rules for equity-method investments continues to apply. The standard also establishes new accounting guidelines for intangible assets that are determined to have an indefinite useful life. These assets are no longer subject to amortization, but shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the carrying amount of an intangible asset exceeds the fair value, an impairment loss shall be recognized in an amount equal to that excess. Any impairment as a result of initial adoption of SFAS No. 142 will be recorded as a cumulative effect of changes in accounting principles. The company has applied the provisions of SFAS No. 141 and SFAS No. 142 to the September 13, 2001, acquisition of Manro Performance Chemicals in Stalybridge, UK (see Footnote 2, Acquisitions, in Notes to Condensed Consolidated Financial Statements). The provisions of SFAS No. 141 and SFAS No. 142 will be applied to acquisitions made prior to June 30, 2001, starting on January 1, 2002. The company estimates that approximately $0.4 million of goodwill amortization will stop being recorded. Presently, it is unknown whether any goodwill or intangible asset impairments will be recognized or whether the amortization of any identifiable intangible assets will be reduced. The company is currently assessing such matters.

         In April 2001, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products". EITF Issue No. 00-25 provides guidance regarding the reporting of consideration given by a vendor to a reseller of the vendor's products. This Issue requires certain considerations from vendor to a reseller of the vendor's products be considered: (a) as a reduction of the selling prices of the vendor's products and, therefore, be recorded as a reduction of revenue when recognized in the vendor's income statement, or (b) as a cost incurred by the vendor for assets or services received from the reseller and, therefore, be recorded as a cost or an expense when recognized in the vendor's income statement. EITF Issue No. 00-25 is effective for fiscal years beginning after December 15, 2001. The company's accounting policies are currently consistent with the guidance provided in this EITF. Therefore, adoption of this standard is not expected to have an impact on the company's statements of income or financial position.

Report of Management on Financial Statements

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


February 11, 2002

                    Report of Independent Public Accountants

To the Stockholders of Stepan Company:

We have audited the accompanying consolidated balance sheets of Stepan Company (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and stockholders' equity, for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stepan Company and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Chicago, Illinois
February 11, 2002

                           Consolidated Balance Sheets
                           December 31, 2001 and 2000

(Dollars in thousands)                                                                                   2001            2000
---------------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and cash equivalents                                                                        $       4,224   $       3,536
   Receivables, less allowances of $2,272 in 2001 and $3,154 in 2000                                      103,190          98,488
   Inventories (Note 3)                                                                                    61,863          60,132
   Deferred income taxes (Note 6)                                                                          10,684          10,866
   Other current assets                                                                                     5,233           4,191
                                                                                                    -------------   -------------
     Total current assets                                                                                 185,194         177,213
                                                                                                    =============   =============

Property, Plant and Equipment:
   Land                                                                                                     6,156           5,786
   Buildings and improvements                                                                              75,720          69,654
   Machinery and equipment                                                                                565,150         530,564
   Construction in progress                                                                                20,091          13,292
                                                                                                    -------------   -------------
                                                                                                          667,117         619,296
   Less: Accumulated depreciation                                                                         454,684         420,149
                                                                                                    -------------   -------------
      Property, plant and equipment, net                                                                  212,433         199,147
                                                                                                    -------------   -------------

Other Assets                                                                                               37,861          38,689
                                                                                                    -------------   -------------
      Total assets                                                                                  $     435,488   $     415,049
                                                                                                    =============   =============

Liabilities and Stockholders' Equity
Current Liabilities:
   Current maturities of long-term debt (Note 4)                                                    $      10,745   $       9,586
   Accounts payable                                                                                        62,410          57,255
   Accrued liabilities (Note 10)                                                                           36,575          39,121
                                                                                                    -------------   -------------
     Total current liabilities                                                                            109,730         105,962
                                                                                                    -------------   -------------
Deferred Income Taxes (Note 6)                                                                             35,040          39,170
                                                                                                    -------------   -------------
Long-term Debt, less current maturities (Note 4)                                                          109,588          96,466
                                                                                                    -------------   -------------
Other Non-current Liabilities (Note 11)                                                                    21,401          19,275
                                                                                                    -------------   -------------

Stockholders' Equity (Note 7):
   5 1/2 percent convertible preferred stock, cumulative, voting, without par value; authorized 2,000,000 shares; issued 583,252 shares in 2001
     and 583,469 shares in 2000                                                                            14,581          14,587
   Common stock, $1 par value; authorized 30,000,000 shares; issued
        9,604,003 shares in 2001 and 9,411,106 shares in 2000                                               9,604           9,411
   Additional paid-in capital                                                                              16,893          13,343
   Accumulated other comprehensive loss (Note 1)                                                          (14,800)        (12,402)
   Retained earnings                                                                                      142,110         133,308
                                                                                                    -------------   -------------
                                                                                                          168,388         158,247
   Less:  Treasury stock, at cost                                                                           8,659           4,071
                                                                                                    -------------   -------------
   Stockholders' equity                                                                                   159,729         154,176
                                                                                                    -------------   -------------
     Total liabilities and stockholders' equity                                                     $     435,488   $     415,049
                                                                                                    =============   =============

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        Consolidated Statements of Income
              For the years ended December 31, 2001, 2000 and 1999

(In thousands, except per share amounts)                                      2001               2000              1999
-----------------------------------------------------------------------------------------------------------------------
Net Sales (Note 1)                                                   $     711,517      $     698,937     $     694,659
                                                                     -------------      -------------     -------------
Cost of Sales                                                              604,288            586,911           573,714
                                                                     -------------      -------------     -------------
Gross Profit                                                               107,229            112,026           120,945
                                                                     -------------      -------------     -------------

Operating Expenses:
   Marketing                                                                24,884             25,166            23,799
   Administrative                                                           28,251             32,152            32,775
   Research, development and technical services (Note 1)                    22,869             22,680            22,593
                                                                     -------------      -------------     -------------
                                                                            76,004             79,998            79,167
                                                                     -------------      -------------     -------------

Operating Income                                                            31,225             32,028            41,778

Other Income (Expenses):
   Interest, net (Note 4)                                                   (7,168)            (8,328)           (8,376)
   Income from equity joint venture (Note 1)                                 1,869                703             1,427
                                                                     -------------      -------------     -------------
                                                                            (5,299)            (7,625)           (6,949)
                                                                     -------------      -------------     -------------

Income Before Provision for Income Taxes                                    25,926             24,403            34,829
Provision for Income Taxes (Note 6)                                          9,774              9,395            12,700
                                                                     -------------      -------------     -------------
Net Income                                                           $      16,152      $      15,008     $      22,129
                                                                     =============      =============     =============

Net Income Per Common Share (Note 14):
   Basic                                                             $        1.66      $        1.52     $        2.22
                                                                     =============      =============     =============
   Diluted                                                           $        1.59      $        1.47     $        2.08
                                                                     =============      =============     =============

Shares Used to Compute Net Income
Per Common Share  (Note 14):

   Basic                                                                     9,249              9,355             9,592
                                                                     =============      =============     =============
   Diluted                                                                  10,133             10,236            10,632
                                                                     =============      =============     =============

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                 Combined Sales

(Dollars in thousands)

                                                     Specialty     Consolidated
                   Surfactants          Polymers      Products            Total

     1997              475,585           110,753        19,236          605,574
     1998              493,930           122,148        19,678          635,756
     1999              547,359           126,774        20,526          694,659
     2000              537,006           140,786        21,145          698,937
     2001              558,927           127,722        24,868          711,517

                         2001 Sales Dollar Distribution

(Dollars in thousands)

               Material                               $428,506             60.2%
               Other Expenses                          113,864             16.0%
               Payroll and Fringes                     103,249             14.5%
               Depreciation and Amortization            39,972              5.6%
               Income Taxes                              9,774              1.4%
               Net Income                               16,152              2.3%

                      Consolidated Statements of Cash Flows
              For the years ended December 31, 2001, 2000 and 1999

(Dollars in thousands)                                                               2001           2000           1999
-----------------------------------------------------------------------------------------------------------------------
Net Cash Flows from Operating Activities
Net income                                                                    $    16,152   $     15,008   $     22,129
   Depreciation and amortization                                                   39,972         39,277         39,452
   Deferred revenue recognition                                                      (470)        (1,761)        (5,165)
   Deferred income taxes                                                           (2,383)        (3,905)         3,745
   Environmental and legal liabilities                                                331          5,069         (4,999)
   Other non-cash items                                                               610         (1,565)           (98)
   Changes in Working Capital:
      Receivables, net                                                              6,062         (1,399)       (15,199)
      Inventories                                                                     419         (8,283)           647
      Accounts payable and accrued liabilities                                     (6,075)        10,890         10,676
      Other                                                                        (1,042)           201           (575)
                                                                              -----------------------------------------
      Net Cash Provided by Operating Activities                                    53,576         53,532         50,613
                                                                              -----------------------------------------

Cash Flows from Investing Activities
Expenditures for property, plant and equipment                                    (34,014)       (28,442)       (32,697)
Investment in acquisitions                                                        (24,640)            --           (450)
Other non-current assets                                                            1,560         (1,122)          (594)
                                                                              -----------------------------------------
      Net Cash Used for Investing Activities                                      (57,094)       (29,564)       (33,741)
                                                                              -----------------------------------------

Cash Flows from Financing
   and Other Related Activities
Revolving debt and notes payable to banks, net                                     22,200         (1,500)        11,400
Other debt borrowings                                                               1,188             --             --
Other debt repayments                                                              (9,107)        (7,531)       (10,832)
Purchases of treasury stock, net                                                   (4,588)        (8,732)        (8,255)
Dividends paid                                                                     (7,350)        (7,004)        (6,727)
Stock option exercises                                                              3,151          1,397          1,088
Other non-cash items                                                               (1,288)        (1,031)          (560)
                                                                              -----------------------------------------
      Net Cash Provided by (Used for) Financing
      and Other Related Activities                                                  4,206        (24,401)       (13,886)
                                                                              -----------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                                  688           (433)         2,986
Cash and Cash Equivalents at Beginning of Year                                      3,536          3,969            983
                                                                              -----------------------------------------
Cash and Cash Equivalents at End of Year                                      $     4,224   $      3,536   $      3,969
                                                                              ========================================

Supplemental Cash Flow Information
      Cash payments of income taxes, net of refunds                           $    11,652   $     13,262   $     10,564
      Cash payments of interest                                               $     7,862   $      8,775   $      8,780

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                             Capital Expenditures
                             (Dollars in thousands)

                      1996                  44,923
                      1997                  35,589
                      1998                  44,056
                      1999                  32,697
                      2000                  28,442
                      2001                  34,014

                             Compound Annual Growth
                                 Five Years -5%

                                Equity Per Share
                                    (Dollars)

                      1996                   12.24
                      1997                   13.01
                      1998                   14.18
                      1999                   15.20
                      2000                   15.57
                      2001                   16.14

                             Compound Annual Growth
                                 Five Years +6%

                 Consolidated Statements of Stockholders' Equity
              For the years ended December 31, 2001, 2000 and 1999


                                                                                                Accumulated
                                                                                                      Other
                                            Convertible              Additional               Comprehensive
                                              Preferred      Common     Paid-in     Treasury         Income   Retained Comprehensive
(Dollars in thousands)                            Stock       Stock     Capital        Stock         (Loss)   Earnings        Income
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1999                      $  19,611   $   9,998   $  10,962    $ (11,015)   $  (9,050)   $ 127,478           --
Sale of 85,250 shares
   under stock option plan                           --          85       1,003           --           --           --           --
Purchase of 317,048 shares of common
   and 38,646 shares of preferred treasury
   stock, net of sales                               --          --           4       (8,255)          --           --           --
Retirement of 400,000 shares of common
   treasury stock                                    --        (400)       (516)       9,572           --       (8,656)          --
Conversion of preferred stock
   to common stock                                  (36)          2          34           --           --           --           --
Net income                                           --          --          --           --           --       22,129    $  22,129
Other comprehensive income:
   Foreign currency translation adjustments          --          --          --           --       (1,581)          --       (1,581)
                                                                                                                          ---------
Comprehensive income                                 --          --          --           --           --           --    $  20,548
                                                                                                                          =========
Cash dividends paid:                                 --          --          --           --           --           --           --
  Preferred stock ($1.375 per share)                 --          --          --           --           --         (858)          --
  Common stock (61.25(cent)per share)                --          --          --           --           --       (5,869)          --
Non-qualified stock option tax benefit               --          --         422           --           --           --           --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                       19,575       9,685      11,909       (9,698)     (10,631)     134,224           --
Sale of 113,950 shares
   under stock option plan                           --         114       1,283           --           --           --           --
Purchase of 386,709 shares of common and
   16,015 shares of preferred treasury
   stock, net of sales                               --          --        (260)      (8,732)          --           --           --
Retirement of shares of treasury stock:
   400,000 shares of common stock                    --        (400)       (565)       8,975           --       (8,010)          --
   188,535 shares of preferred stock             (4,713)         --         239        5,384           --         (910)          --
Conversion of preferred stock
   to common stock                                 (275)         12         262           --           --           --           --
Net income                                           --          --          --           --           --       15,008    $  15,008
Other comprehensive income:
   Foreign currency translation adjustments          --          --          --           --       (1,771)          --       (1,771)
                                                                                                                          ---------
Comprehensive income                                 --          --          --           --           --           --    $  13,237
                                                                                                                          =========
Cash dividends paid:                                 --          --          --           --           --           --           --
  Preferred stock ($1.375 per share)                 --          --          --           --           --         (815)          --
  Common stock (66.25(cent)per share)                --          --          --           --           --       (6,189)          --
Non-qualified stock option tax benefit               --          --         475           --           --           --           --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                       14,587       9,411      13,343       (4,071)     (12,402)     133,308           --
Sale of 192,650 shares
   under stock option plan                           --         193       2,958           --           --           --           --
Purchase of 189,214 shares of common stock,
   net of sales                                      --          --         (18)      (4,588)          --           --           --
Conversion of preferred stock
   to common stock                                   (6)         --           6           --           --           --           --
Net income                                           --          --          --           --           --       16,152    $  16,152
Other comprehensive income:
   Foreign currency translation adjustments          --          --          --           --       (1,414)          --       (1,414)
  Minimum pension liability adjustment
  (net of tax of $595)                               --          --          --           --         (984)          --         (984)
                                                                                                                          ---------
Comprehensive income                                 --          --          --           --           --           --    $  13,754
                                                                                                                          =========
Cash dividends paid:                                 --          --          --           --           --           --           --
  Preferred stock ($1.375 per share)                 --          --          --           --           --         (802)          --
  Common stock (70.75(cent)per share)                --          --          --           --           --       (6,548)          --
Non-qualified stock option tax benefit               --          --         604           --           --           --           --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                    $  14,581   $   9,604   $  16,893    $  (8,659)   $ (14,800)   $ 142,110           --
===================================================================================================================================

       The accompanying Notes to Consolidated Financial Statements are an
                       integral part of these statements.

                   Notes to Consolidated Financial Statements

              For the years ended December 31, 2001, 2000 and 1999


1.  Summary of Significant Accounting Policies

Nature of Operations

The company's operations consist predominantly of the production and sale of specialty and intermediate chemicals, which are sold to other manufacturers for use in a variety of end products. Principal markets for all products are manufacturers of cleaning and washing compounds (including detergents, shampoos, toothpastes and household cleaners), paints, cosmetics, food and beverages, agricultural products, plastics, furniture, automotive equipment, insulation and refrigeration.

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

Concentration of Credit Risks

The company grants credit to its customers who are widely distributed across the Americas, Europe, Asia and the Pacific. The company does not have any one single customer whose business represents more than 10 percent of the company's consolidated revenue. There is no material concentration of credit risk.

Inventories

Inventories are valued at cost, which is not in excess of market value, and include material, labor and plant overhead costs. The last-in, first-out (LIFO) method is used to determine the cost of most company inventories. The first-in, first-out (FIFO) method is used for all other inventories. Inventories priced at LIFO as of December 31, 2001 and 2000, amounted to 83 and 86 percent of total inventories, respectively.

Property, Plant and Equipment

Depreciation of physical properties is provided on a straight-line basis over the estimated useful lives of various assets. Lives used for calculating depreciation are 30 years for buildings, 15 years for building improvements and from three to 15 years for machinery and equipment. Major renewals and betterments are capitalized in the property accounts, while maintenance and repairs ($19,366,000, $18,472,000, and $17,815,000 in 2001, 2000 and 1999,
respectively), which do not renew or extend the life of the respective assets, are charged to operations currently. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

         Included in property, plant and equipment are costs related to the acquisition and development of internal-use software. Capitalized costs include external direct costs of materials and services consumed in obtaining and developing the software. For development projects where major internal resources are committed, payroll and payroll-related costs incurred during the application development phase of the project are also capitalized. The capitalized costs are amortized over the useful life of the software, which is generally three to ten years. Costs incurred in the preliminary project phase are expensed. At December 31, 2001, the consolidated "Construction in progress" amount included $6,012,000 of capitalized costs related to the company's enterprise resource planning system implementation project.

         Interest charges on borrowings applicable to major construction projects are capitalized and subsequently amortized over the lives of the related assets.

Revenue Recognition

Revenue is recognized upon shipment of goods to customers. The company records shipping and handling billed to a customer in a sales transaction as revenue. Costs incurred for shipping and handling are recorded in cost of sales. Also, the company recognizes, when incurred, certain volume rebate offers delivered subsequent to the related transactions in which they are earned and reports them as a reduction of revenue in the statement of income.

Environmental Expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost or range of possible costs can be reasonably estimated. When no amount within the range is a better estimate than any other amount, at least the minimum is accrued. Some of the factors on which the company bases its estimates include information provided by feasibility studies, potentially responsible party negotiations and the development of remedial action plans. Because reported liabilities are recorded based on estimates, actual amounts could differ from those estimates. Legal costs related to environmental matters are expensed as incurred. Expenditures that mitigate or prevent environmental contamination and that benefit future operations are capitalized. Capitalized expenditures are depreciated generally utilizing a 10 year life. See Note 12 for contingency information.

Intangible Assets

Included in other assets are intangible assets consisting of patents, agreements not to compete, trademarks, customer lists and goodwill, all of which were acquired as part of business acquisitions. These assets are presented net of amortization provided on a straight-line basis over their estimated useful lives generally ranging from five to 15 years.

         In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001, for acquisitions entered into prior to June 30, 2001, and effective immediately for acquisitions entered into after June 30, 2001. SFAS No. 141 requires the use of the purchase method of accounting for all transactions initiated after June 30, 2001. SFAS No. 142 requires that the goodwill acquired as a result of a business combination completed after June 30, 2001, should not be amortized. The company has applied the provisions of SFAS No. 141 and SFAS No. 142 to the September 2001 acquisition of Manro Performance Chemicals Limited (see Footnote 2 for acquisition information).

Research and Development Costs

The company's research and development costs are expensed as incurred. These expenses are aimed at discovery and commercialization of new knowledge with the intent that such effort will be useful in developing a new product or in bringing about a significant improvement to an existing product or process. Total expenses were $13,729,000, $13,383,000 and $13,113,000 in 2001, 2000 and
1999, respectively. The balance of expenses reflected on the Consolidated Statements of Income relates to technical services, which include routine product testing, quality control and sales support service.

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

Per Share Data

Basic earnings per share amounts are computed based on the weighted-average number of common shares outstanding. Net income used in computing basic earnings per share has been reduced by dividends paid to preferred stockholders. Diluted earnings per share amounts are based on the increased number of common shares that would be outstanding assuming the exercise of certain outstanding stock options (under the treasury stock method) and the conversion of the convertible preferred stock, when such conversion would have the effect of reducing earnings per share. See Note 14 for the computation of earnings per share.

Comprehensive Income

Comprehensive income includes net income and all other nonowner changes in equity that are not reported in net income. For the twelve months ended December 31, 2001, the company's comprehensive income included net income, foreign currency translation gains and losses and a minimum pension liability adjustment. For the twelve months ended December 31, 2000 and 1999, the company's comprehensive income included net income and foreign currency translation gains and losses. Comprehensive income is disclosed in the Consolidated Statements of Stockholders' Equity. At December 31, 2001, the total accumulated other comprehensive loss of $14,800,000 was comprised of $13,816,000 of foreign currency translation adjustments and $984,000 of minimum pension liability adjustments (net of tax of $595,000). At December 31, 2000, the accumulated other comprehensive loss included foreign currency translation adjustment of $12,402,000.

Segment Reporting

The company reports financial and descriptive information about its reportable operating segments. Operating segments are components of the company that have separate financial information that is regularly evaluated by the chief operating decision maker to assess segment performance and allocate resources. The company discloses segment revenue, operating income, assets, capital expenditures and depreciation and amortization expenses. Enterprise-wide financial information about the revenues derived from the company's products, the geographic locations in which the company earns revenues and holds assets is also disclosed. See Note 13 for segment reporting information.

Derivative Instruments

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, which deferred the effective date to fiscal years beginning after June 15, 2000. The new standard establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Such instruments are to be recognized on the balance sheet as either an asset or a liability measured at fair value. Changes in fair value must be recognized currently in earnings or in other comprehensive income if specific hedge criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the statement of income, to the extent effective. If a transaction is designated to receive hedge accounting, the company must establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedge and the measurement approach for determining the ineffective aspect of the hedge.

     The company has limited transactions that fall under the accounting rules of SFAS No. 133. Company policy prohibits the use of financial instruments for trading or speculative purposes. Periodically, the company enters into forward contracts to minimize exposure related to changing natural gas prices for a portion of the natural gas requirements used in its production facilities. In addition, the company's foreign subsidiaries make limited use of short-term forward exchange contracts to minimize the exposure of certain foreign currency transactions and balances to fluctuating exchange rates. As of December 31, 2001, the effects of the forward commodity and exchange contracts were not material to the company's consolidated financial statements.

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

Reclassifications

Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 presentation.

2.   Acquisitions

On September 13, 2001, the company acquired the stock of Manro Performance Chemicals Limited based in Stalybridge, UK, and changed its name to Stepan UK Limited. Manro Performance Chemicals Limited manufactures surfactants for a wide range of customers, and specializes in anionic surfactants, hydrotropes and acid catalysts. This acquisition gives the company greater critical mass in Europe. It brings an important market share for anionic surfactants in the United Kingdom and market share at some of the company's strategic multinational customers.

         The acquisition was accounted for as a purchase in accordance with SFAS No. 141. The acquisition cost was $24.6 million, which was $1.2 million in excess of the fair value of Manro Performance Chemicals Limited net assets. The $1.2 million excess acquisition cost over net assets was recorded as goodwill, which in accordance with SFAS No. 142, will not be amortized. The purchase price allocation is preliminary and subject to change, mainly due to finalization of fixed assets and pension valuations. The purchase price allocation will be finalized in the first half of 2002. This acquisition was funded through the company's committed lines of credit. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

                              At September 13, 2001

        --------------------------------------------------------------------
         (In thousands)

         Current assets                                     $     13,937
         Property, plant and equipment                            17,950
         Goodwill                                                  1,211
                                                            ------------
            Total assets acquired                           $     33,098
                                                            ============

         Current liabilities                                $      8,458
            Total liabilities assumed                              8,458
                                                            ------------
            Net assets acquired                             $     24,640
                                                            ============


         Presented below are the pro forma financial results prepared under the assumption that the acquisition of Manro Performance Chemicals Limited had been completed at the beginning of the year 2000. These pro forma financial results include the assumption that the acquisition price of $24.6 million was funded through the company's committed lines of credit. Applied weighted average interest rates were 4.63 percent in 2001 and 6.97 percent in 2000.

                           PRO FORMA FINANCIAL RESULTS

(In thousands, except per share amounts)                                Twelve Months Ended
                                                                            December 31
                                                             -----------------------------------------
                                                                      2001                2000
                                                                      ----                ----
Net Sales                                                        $      743,369      $      741,097
Income Before Income Taxes                                       $       27,401      $       23,082
Net Income                                                       $       17,074      $       14,195

Net Income Per Common Share:
      Basic                                                      $         1.76      $         1.43
                                                                 ==============      ==============
      Diluted                                                    $         1.68      $         1.39
                                                                 ==============      ==============

Shares used to compute Earnings
   Per Common Share:
     Basic                                                                9,249               9,355
                                                                ===============    ================
     Diluted                                                             10,133              10,236
                                                                ===============    ================

         These pro forma statements represent the company's preliminary determination of adjustments associated with the purchase of Manro Performance Chemicals Limited and are based upon available information and certain assumptions that the company believes to be reasonable. Consequently, the actual results may differ from the Pro Forma results.

3.   Inventories

The composition of inventories was as follows:

                                                         December 31

   (Dollars in thousands)                         2001                 2000
   --------------------------------------------------------------------------
   Finished products                      $     36,319         $     40,515
   Raw materials                                25,544               19,617
                                           -----------          -----------
        Total inventories                 $     61,863         $     60,132
                                          ============         ============

         If the first-in, first-out (FIFO) inventory valuation method had been used, inventories would have been approximately $7,500,000 and $8,900,000 higher than reported at December 31, 2001 and 2000, respectively.

4.   Debt

Debt was composed of the following:

                                                                                       December 31
(Dollars in thousands)                              Maturity Dates               2001               2000
----------------------------------------------------------------------------------------------------------
Unsecured promissory notes
           6.59%                                      2003-2013        $        30,000       $     30,000
           7.77%                                      2002-2010                 24,545             27,272
           7.22%                                      2002-2007                 18,000             21,000
           7.69%                                      2002-2005                  8,000             10,000
           9.70%                                      2002-2003                  1,667              2,667
Unsecured bank debt                                   2003                      35,200             13,000
Debt of foreign subsidiaries
   payable in foreign currency                        2002-2006                  2,921              2,113
                                                                       ---------------       ------------
      Total debt                                                               120,333            106,052
      Less current maturities                                                   10,745              9,586
                                                                       ---------------       ------------
                Long-term debt                                         $       109,588       $     96,466
                                                                       ===============       ============

         Unsecured bank debt at December 31, 2001, consisted of borrowings under a committed $60,000,000 revolving credit agreement with interest at varying rates averaging 3.88 percent during the year. The agreement requires a commitment fee to be paid on the unused portion of the commitment, which averaged 0.13 percent during the year. Periodically, the company also had other borrowings under notes payable to banks under which there were no outstanding balances at December 31, 2001 and 2000.

         The various loan agreements contain provisions, which, among others, require maintenance of certain financial ratios and place limitations on additional debt, investments and payment of dividends. Unrestricted retained earnings were $49,138,000 and $46,126,000 at December 31, 2001 and 2000,
respectively. The company is in compliance with all debt covenants.

         Debt at December 31, 2001, matures as follows: $10,745,000 in 2002; $46,579,000 in 2003; $10,709,000 in 2004; $10,709,000 in 2005; $8,582,000 in
2006 and $33,009,000 after 2006.

         The fair value of the company's fixed-rate debt, including current maturities, was estimated to be $87.1 million compared to a carrying value of $83.3 million as of December 31, 2001.

         Net interest expense for the years ended December 31 was composed of the following:

(Dollars in thousands)                             2001                  2000                  1999
--------------------------------------------------------------------------------------------------------
Interest expense                           $      7,858          $      8,724          $      8,661
Interest income                                    (229)                 (124)                 (211)
                                           ------------          ------------          ------------
                                                  7,629                 8,600                 8,450
Capitalized interest                               (461)                 (272)                  (74)
                                           ------------          ------------          ------------
     Interest, net                         $      7,168          $      8,328          $      8,376
                                           ============          ============          ============

5.   Leased Properties

The company leases certain property and equipment (primarily transportation equipment, buildings and computer equipment) under operating leases. Total rental expense was $4,174,000, $4,242,000 and $3,661,000 in 2001, 2000 and 1999,
respectively.

         Minimum future rental payments under operating leases with terms in excess of one year as of December 31, 2001, are:

   (Dollars in thousands)                                 Year           Amount
   -----------------------------------------------------------------------------
                                                          2002       $    2,591
                                                          2003            2,168
                                                          2004            1,742
                                                          2005            1,546
                                                          2006            1,259
                                            Subsequent to 2006            6,947
                                                                     ----------
                          Total minimum future rental payments       $   16,253
                                                                     ==========


6.   Income Taxes

The provision for taxes on income and the related income before taxes were as follows:

(Dollars in thousands)

                                                     2001                  2000                  1999
------------------------------------------------------------------------------------------------------
Taxes on Income

Federal
       Current                               $      9,173          $     10,479          $      6,618
       Deferred                                    (2,693)               (4,019)                2,280
State
       Current                                      1,498                 1,890                 1,301
       Deferred                                      (441)                 (650)                  506
Foreign
       Current                                      1,681                 2,104                 1,983
       Deferred                                       556                  (409)                   12
                                             ------------          -------------         ------------
               Total                         $      9,774          $      9,395          $     12,700
                                             ============          ============          ============

Income before Taxes
Domestic                                     $     21,405          $     20,850          $     29,163
Foreign                                             4,521                 3,553                 5,666
                                             ------------          ------------          ------------
         Total                               $     25,926          $     24,403          $     34,829
                                             ============          ============          ============

         No federal income taxes have been provided on $34,534,000 of undistributed earnings of the company's foreign subsidiaries. In general, the company reinvests earnings of foreign subsidiaries in their operations indefinitely. However, the company will repatriate earnings from a subsidiary where excess cash has accumulated and it is advantageous for tax or foreign exchange reasons. Because of the probable availability of foreign tax credits, it is not practicable to estimate the amount, if any, of the deferred tax liability on earnings reinvested indefinitely.

         The variations between the effective and statutory federal income tax rates are summarized as follows:

                                                                    2001                   2000                   1999
(Dollars in thousands)                                  Amount         %      Amount          %      Amount          %
-----------------------------------------------------------------------------------------------------------------------
Income tax provision at statutory tax rate          $    9,074      35.0  $    8,541       35.0  $   12,190       35.0
State taxes on income
   less applicable federal tax benefit                     687       2.6         806        3.3       1,175        3.4
Foreign income taxed at different rates                    655       2.5         452        1.9         (42)      -0.1
Effect of equity in foreign joint venture                 (654)     -2.5        (198)      -0.8        (499)      -1.4
Other items                                                 12       0.1        (206)      -0.9        (124)      -0.4
                                                    ----------      ----  ----------      -----  ----------      -----
     Total income tax provision                     $    9,774      37.7  $    9,395       38.5  $   12,700       36.5
                                                    ==========      ====  ==========      =====  ==========      =====



         The net deferred tax liability at December 31 was comprised of the following:

(Dollars in thousands)                                                                 2001                  2000
-----------------------------------------------------------------------------------------------------------------
Current deferred income taxes
       Assets                                                                 $      11,351         $      11,530
       Liabilities                                                                     (667)                 (664)
                                                                              --------------        -------------
             Total net current deferred tax assets                                   10,684                10,866
Non-current deferred income taxes
       Assets                                                                        12,324                 9,326
       Liabilities                                                                  (47,364)              (48,496)
                                                                              --------------        -------------
             Total net non-current deferred tax liabilities                         (35,040)              (39,170)
                                                                              --------------        -------------
       Net deferred tax liability                                             $     (24,356)        $     (28,304)
                                                                              ==============        =============


At December 31, the tax effect of significant temporary differences representing deferred tax assets and liabilities was as follows:

 (Dollars in thousands)                                                                 2001                 2000
-----------------------------------------------------------------------------------------------------------------
Tax over book depreciation                                                    $     (41,003)        $     (44,667)
Safe Harbor leases                                                                   (2,038)               (2,338)
SFAS No. 87 pension accounting                                                       (2,513)               (3,146)
State income tax accrual                                                              2,180                 2,295
Deferred revenue                                                                      1,419                 1,613
Book reserves deductible in other periods                                            16,156                16,758
Other, net                                                                            1,443                 1,181
                                                                              -------------         -------------
     Net deferred tax liability                                               $     (24,356)        $     (28,304)
                                                                              =============         =============

7. Stockholders' Equity

The company's preferred stock is convertible at the option of the holder at any time (unless previously redeemed) into shares of common stock at a conversion of
1.14175 shares of common stock for each share of preferred stock. Dividends on preferred stock accrue at a rate of $1.375 per share per annum, which are cumulative from the date of original issue. The company may not declare and pay any dividend or make any distribution of assets (other than dividends or other distribution payable in shares of common stock) or redeem, purchase or otherwise acquire, shares of common stock, unless all accumulated and unpaid preferred dividends have been paid or are contemporaneously declared and paid. The preferred stock is subject to optional redemption by the company, in whole or in part, at any time on or after September 1, 1997. As of September 1, 2001, the redemption price is $25.14 per share and will be reduced to the minimum redemption price of $25 per share on September 1, 2002, plus accrued and unpaid dividends thereon to the date fixed for redemption. Preferred stock is entitled to 1.14175 votes per share on all matters submitted to stockholders for action and votes together with the common stock as a single class, except as otherwise provided by law or the Certificate of Incorporation of the company. There is no mandatory redemption or sinking fund obligation with respect to the preferred stock.
         On November 3, 2000, 400,000 shares of common stock and 188,535 shares of preferred stock held in treasury were retired in accordance with the Board of Directors' authorization. At December 31, 2000, treasury stock consisted of no shares of preferred stock and 183,573 shares of common stock. No retirement of treasury stock took place during 2001. At December 31, 2001, treasury stock consisted of no shares of preferred stock and 372,787 shares of common stock.

8. Stock Option Plans

The company has three fixed stock option plans: the 1982 Plan, the 1992 Plan and the 2000 Plan. No further grants may be made under the 1982 Plan and no options granted under the 1982 Plan remain outstanding at December 31, 2001. The 1992 Plan extends participation to directors who are not employees of the company. It authorizes the award of up to 1,600,000 shares of the company's common stock for stock options ("options") and stock appreciation rights ("SAR"). SARs entitle the employee to receive an amount equal to the difference between the fair market value of a share of stock at the time the SAR is exercised and the exercise price specified at the time the SAR is granted. No further grants may be made under the 1992 Plan after December 31, 2001. The 2000 Plan, which also extends participation to non-employee directors, authorizes the award of 1,000,000 shares of the company's common stock for options, SAR and stock awards. A stock award is a grant of shares of stock to an employee, the earnings vesting or distribution of which is subject to certain conditions established by the Compensation and Development Committee of the Board of Directors. Options are granted at the market price on the date of grant. An option may not be exercised within two years from the date of grant and no option will be exercisable after 10 years from the date granted.

         The company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for options granted under these stock option plans been determined based on the fair value at the grant date for awards in 2001, 2000 and 1999 consistent with the provisions of SFAS No. 123, the company's net income and earnings per share would have been reduced to the following pro forma amounts:

(Dollars in thousands, except per share data)                         2001               2000                1999
------------------------------------------------------------------------------------------------------------------
Net Income - as reported                                           $ 16,152           $ 15,008            $ 22,129
Net Income - pro forma                                               15,227             14,008              21,272
Basic Earnings per share - as reported                                 1.66               1.52                2.22
Basic Earnings per share - pro forma                                   1.56               1.41                2.13
Diluted Earnings per share - as reported                               1.59               1.47                2.08
Diluted Earnings per share - pro forma                                 1.51               1.37                2.01

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999: expected dividend yield of
2.75 percent in 2001, and 2.50 percent in 2000 and 1999. Expected volatility of
24.2 percent in 2001, 24.7 percent in 2000 and 26.7 percent in 1999; expected lives of 7.5 years; and risk-free interest rate of 5.14 percent in 2001, 6.72 percent in 2000 and 5.21 percent in 1999.

     A summary of the status of the company's stock option plans at December 31, 2001, 2000 and 1999, and changes during the years then ended is presented as follows:

                                                    Weighted-                       Weighted-                       Weighted-
                                                      Average                         Average                         Average
                                         2001        Exercise           2000         Exercise            1999        Exercise
                                       Shares           Price          Shares           Price           Shares          Price
-----------------------------------------------------------------------------------------------------------------------------
Options outstanding,                1,502,899          $20.49       1,222,363          $19.38        1,247,591         $18.76
    beginning of year
Options exercised                    (192,650)          16.35        (113,950)          12.26          (85,250)         12.76
Options canceled                      (78,171)          24.48         (24,238)          25.43           (4,036)         30.97
Options granted                        26,630           23.30         418,724           21.77           64,058          23.42
                                   ----------                      ----------                      -----------
Options outstanding,
    end of year                     1,258,708           20.93       1,502,899           20.49        1,222,363          19.38
                                   ----------                      ----------                      -----------
Option price range                 $   14.000-                     $   12.563-                     $     9.438-
    at end of year                     30.969                          30.969                           30.969
Option price range                 $   12.563-                     $    9.438-                     $     9.438-
    for exercised shares               19.750                          19.750                           19.750
Options available for grant
    at end of year                    912,616                         861,075                          255,561
Weighted-average fair value
    of options, granted during
    the year                        $    6.22                      $     6.94                      $      6.98

   A summary of stock options outstanding at December 31, 2001, is as follows:

                                                                Options Outstanding                    Options Exercisable
--------------------------------------------------------------------------------------------------------------------------------
                                                             Weighted-
                                                               Average         Weighted                               Weighted
                                             Number          Remaining         -Average                Number         -Average
     Range of                        Outstanding at        Contractual         Exercise        Exercisable at         Exercise
     Exercise Price                        12/31/01               Life            Price              12/31/01            Price
----------------------------------------------------------------------------------------------------------------------------------
    $14.000                                 270,000               5.23        $   14.00               270,000          $ 14.00
    $18.219 - $30.969                       988,708               9.17            22.83               876,858            20.52
                                          ---------                                               -----------
                                          1,258,708               8.32        $   20.93             1,146,858          $ 18.99
                                          =========                                               ===========

9.  Pension Plans

The company has non-contributory defined benefit plans covering substantially all employees. The benefits under these plans are based primarily on years of service and compensation levels. The company funds the pension plan up to the maximum amount deductible for income tax purposes. The plans' assets consist principally of marketable equity securities and government and corporate debt securities. The plans' assets at December 31, 2001 and 2000, included $10,239,000 and $10,023,000, respectively, of the company's common stock.

Net 2001, 2000 and 1999 periodic pension cost for the plans consisted of the following:

    (Dollars in thousands)                              2001       2000       1999
    -------------------------------------------------------------------------------
    Service cost                                      $ 2,196    $ 2,047    $ 2,344
    Interest cost on projected benefit obligation       4,207      3,970      3,629
    Expected return on plan assets                     (6,233)    (5,812)    (5,156)
    Amortization of unrecognized net transition
        assets                                             --       (567)      (567)
    Amortization of unrecognized prior service cost       347        312        287
    Amortization of unrecognized net loss/(gain)         (448)      (517)        14
                                                      -------    -------    -------
         Net pension expense/(income)                 $    69    $  (567)   $   551
                                                      =======    =======    =======

Changes in benefit obligations for the years ending December 31, 2001 and 2000, were as follows:

         (Dollars in thousands)                                       2001                  2000
         -----------------------------------------------------------------------------------------
         Benefit obligation at beginning of year                   $ 56,654               $ 50,727
         Service cost                                                 2,196                  2,047
         Interest cost                                                4,207                  3,970
         Plan amendments                                                292                    844
         Actuarial loss                                               2,553                  1,173
         Benefits paid                                               (2,136)                (2,107)
                                                                   --------               --------
              Benefit obligation at end of year                    $ 63,766               $ 56,654
                                                                   ========               ========

Changes in the fair value of plan assets during years 2001 and 2000 were as follows:

     (Dollars in thousands)                                                 2001              2000
     -----------------------------------------------------------------------------------------------
     Fair value of plan assets at beginning of year                      $ 73,664          $ 76,249
     Actual return on plan assets                                          (8,319)             (792)
     Employer contributions                                                   110               314
     Benefits paid                                                         (2,136)           (2,107)
                                                                         --------          --------
          Fair value of plan assets at end of the year                   $ 63,319          $ 73,664
                                                                         ========          ========

The reconciliation of the funded status of the plans at December 31 was as follows:

     (Dollars in thousands)                                                 2001              2000
     ----------------------------------------------------------------------------------------------
     Plan assets (less than) / in excess of                              $   (447)         $ 17,010
         projected benefit obligations
     Unrecognized prior service cost                                        2,244             2,300
     Unrecognized net (loss) / gain                                         5,608           (11,947)
                                                                         --------          --------
         Net amount recognized                                           $  7,405          $  7,363
                                                                         ========          ========

The foregoing accumulated benefit obligation and fair value of plan assets amounts include both overfunded and underfunded plans. At December 31, 2001, the projected benefit obligation, the accumulated benefit obligation and fair value of plan assets for the underfunded plans were $12,375,000, $12,375,000 and $9,940,000, respectively.

The amounts recognized in the Consolidated Balance Sheets at December 31 consisted of the following:

     (Dollars in thousands)                                                2001              2000
     ---------------------------------------------------------------------------------------------
     Prepaid benefit cost                                                $ 6,762           $ 7,363
     Accrued benefit liability                                            (2,435)               --
     Intangible asset                                                      1,499                --
     Accumulated other comprehensive loss                                  1,579                --
                                                                         -------           -------
        Net amount recognized                                            $ 7,405           $ 7,363
                                                                         =======           =======

The prepaid benefit cost, accrued benefit liability and intangible asset amounts are included in the "Other Assets" caption of the Consolidated Balance Sheets. The accumulated other comprehensive loss amount is included in the "Shareholders' Equity" section of the Consolidated Balance Sheets.

The weighted-average assumptions as of December 31, 2001, 2000 and 1999, were as follows:

                                                                 2001                 2000                1999
------------------------------------------------------------------------------------------------------------------
  Discount rate                                                  7.25%                7.50%                7.75%
  Expected return on plan assets                                 8.50%                8.50%                8.50%
  Rate of compensation increase                               4.00%-6.00%          4.00%-6.00%          4.25%-6.25%

     The plans' net transitional assets are being amortized over a period of 15 years. The prior service costs are being amortized over an average of 12 years.

10.  Accrued Liabilities

Accrued liabilities consisted of:

                                                                              December 31
                                                                      --------------------------
  (Dollars in thousands)                                                2001              2000
------------------------------------------------------------------------------------------------
  Accrued payroll and benefits                                        $14,855           $13,929
  Accrued customer discounts                                            8,669             9,800
  Other accrued liabilities                                            13,051            15,392
                                                                      -------           -------
       Total accrued liabilities                                      $36,575           $39,121
                                                                      =======           =======

11.  Other Non-Current Liabilities

Other non-current liabilities were comprised of the following:

                                                                              December 31
                                                                     --------------------------
  (Dollars in thousands)                                                2001              2000
-----------------------------------------------------------------------------------------------
  Deferred revenue                                                    $ 2,568           $ 3,264
  Environmental and legal matters (Note 12)                            13,964            13,632
  Other non-current liabilities                                         4,869             2,379
                                                                      -------           -------
       Total other non-current liabilities                            $21,401           $19,275
                                                                      =======           =======


During and prior to 1998, the company received prepayments on certain multi-year commitments for future shipments of products. As the commitments are fulfilled, a proportionate share of the deferred revenue is recognized into income. In 2000, the term of a current contract was extended, and the recognition rate of deferred revenue into income was revised to correspond to the extended term. Related deferred revenue at December 31, 2001 and 2000, were $3,297,000 and $3,767,200, respectively, of which the amount recognizable within one year is included in the "Accrued Liabilities" caption in the Consolidated Balance Sheets.

12.  Contingencies

There are a variety of legal proceedings pending or threatened against the company. Some of these proceedings may result in fines, penalties, judgments or costs being assessed against the company at some future time. The company's operations are subject to extensive local, state and federal regulations, including the federal

Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) and the Superfund amendments of 1986 ("Superfund"). The company, and others have been named as potentially responsible parties at affected geographic sites. As discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, the company believes that it has made adequate provisions for the costs it may incur with respect to these sites.

         After partial remediation payments at certain sites, the company has estimated a range of possible environmental and legal losses from $7.4 million to $35.0 million at December 31, 2001, compared to $7.5 million to $35.0 million at December 31, 2000. At December 31, 2001, the company's reserve was $17.0 million for legal and environmental matters compared to $16.6 million at December 31, 2000. The company made payments of $2.6 million in 2001 and $2.5 million in 2000 related to legal costs, settlements and costs related to remedial design studies at various sites.

         For certain sites, estimates cannot be made of the total costs of compliance, or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup, and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings, in the 2001 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which filings are available upon request from the company. Following are summaries of the environmental proceedings related to the company's Maywood, New Jersey, and Ewan and D'Imperio environmental sites:

Maywood, New Jersey, Site

As reported previously, the company's site in Maywood, New Jersey and property formerly owned by the company adjacent to its current site, were listed on the National Priorities List in September 1993 pursuant to the provisions of the CERCLA because of certain alleged chemical contamination. Pursuant to an Administrative Order on Consent entered into between the United States Environmental Protection Agency (USEPA) and the company for property formerly owned by the company, and the issuance of an order by USEPA to the company for property currently owned by the company, the company completed a Remedial Investigation Feasibility Study (RI/FS) in 1994. In addition, the company submitted an FS Addendum to USEPA in October 2000 and its response to USEPA's comments in September 2001. Discussions between USEPA and the company are continuing and the company has submitted additional information regarding the remediation. The company is awaiting the issuance of a Record of Decision (ROD) from USEPA relating to the currently owned and formerly owned company property and the proposed remediation. The final ROD will be issued sometime after the public comment period.

         In 1985, the company entered into a Cooperative Agreement with the United States of America represented by the Department of Energy (Agreement). Pursuant to this Agreement, the Department of Energy (DOE) took title to radiological contaminated materials and was to remediate, at its expense, all radiological waste on the company's property in Maywood, New Jersey. The Maywood property (and portions of the surrounding area) were remediated by the DOE under the Formerly Utilized Sites Remedial Action Program, a federal program under which the U.S. Government undertook to remediate properties which were used to process radiological material for the U.S. Government. In 1997, responsibility for this clean-up was transferred to the United States Army Corps of Engineers (USACE). On January 29, 1999, the company received a copy of a USACE Report to Congress dated January 1998 in which the USACE expressed their intention to evaluate, with the USEPA, whether the company and/or other parties might be responsible for cost recovery or contribution claims related to the Maywood site. Subsequent to the issuance of that report, the USACE advised the company that it had requested legal advice from the Department of Justice as to the impact of the Agreement.

         By letter dated July 28, 2000, the Department of Justice advised the company that the USACE and USEPA had referred to the Justice Department claims against the company for response costs incurred or to be incurred by the USACE, USEPA and the DOE in connection with the Maywood site and the Justice Department stated that the United States is entitled to recovery of its response costs from the company under CERCLA. The letter referred to both radiological and non-radiological hazardous waste at the Maywood site and stated that the United States has incurred unreimbursed response costs to date of $138 million. Costs associated with radiological waste at the Maywood site, which the company believes represent all but a small portion of the amount referred to in the Justice Department letter, could be expected to aggregate substantially in excess of that amount. In the letter, the Justice Department invited the company to discuss settlement of the matter in order to avoid the need for litigation. The company believes that its liability, if any, for such costs has been resolved by the aforesaid Agreement. Despite the fact that the company continues to believe that it has no liability to the United States for such costs, discussions with the Justice Department are currently ongoing to attempt to resolve this matter.

         The company believes it has adequate reserves for claims associated with the Maywood site. However, depending on the results of the ongoing discussions regarding the Maywood site, the final cost of the remediation could differ from the current estimates.

Ewan and D'Imperio Sites

As reported previously, the company has been named as a potentially responsible party (PRP) in the case USEPA v. Jerome Lightman (92 CV 4710 D. N. J.), which involves the Ewan and D'Imperio Superfund Sites located in New Jersey. Trial on the issue of the company's liability at these sites was completed in March 2000. The company is awaiting a decision from the court. If the company is found liable at either site, a second trial as to the company's allocated share of clean-up costs at these sites will likely be held in 2002 or 2003. The company believes it has adequate defenses to the issue of liability. In the event of an unfavorable outcome related to the issue of liability, the company believes it has adequate reserves; however, the final cost related to Ewan and D'Imperio sites could differ from the current estimates.

13. Segment Reporting

Stepan Company has three reportable segments: surfactants, polymers and specialty products. Each segment provides distinct products and requires separate management due to unique markets, technologies and production processes. Surfactants are used in a variety of consumer and industrial cleaning compounds as well as in agricultural products, lubricating ingredients and other specialized applications. Polymers derive its revenues from the sale of phthalic anhydride, polyurethane polyols and polyurethane systems used in plastics, building materials and refrigeration systems. Specialty products sell chemicals used in food, flavoring and pharmaceutical applications.

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

Segment data for the three years ended December 31, 2001, 2000 and 1999, was as follows:

                                                                                 Specialty       Segment
      (Dollars in thousands)                 Surfactants         Polymers        Products         Totals
      ------------------------------------------------------------------------------------------------------
      2001
      Net sales                                 $558,927          $127,722         $24,868          $711,517
      Operating income                            35,168            17,264           7,807            60,239
      Assets                                     337,880            43,427          17,724           399,031
      Capital expenditures                        22,408             2,529           1,689            26,626
      Depreciation and amortization
      expenses                                    30,472             5,656           1,290            37,418

      2000
      Net sales                                 $537,006          $140,786         $21,145          $698,937
      Operating income                            41,718            21,001           3,130            65,849
      Assets                                     310,820            53,314          18,121           382,255
      Capital expenditures                        23,333             3,427             986            27,746
      Depreciation and amortization
      expenses                                    30,276             5,981           1,334            37,591

      1999
      Net sales                                 $547,359          $126,774         $20,526          $694,659
      Operating income                            51,123            21,453           4,454            77,030
      Assets                                     315,580            52,434          18,760           386,774
      Capital expenditures                        24,423             4,846             807            30,076
      Depreciation and amortization
      expenses                                    31,091             5,856           1,128            38,075

Below are reconciliations of segment data to the accompanying consolidated financial statements:

(Dollars in thousands)                                           2001               2000           1999
-----------------------------------------------------------------------------------------------------------
Operating income - segment totals                            $     60,239       $    65,849      $  77,030
Unallocated corporate expenses/(a)/                               (29,014)          (33,821)       (35,252)
Interest expense                                                   (7,168)           (8,328)        (8,376)
Income from equity in joint venture                                 1,869               703          1,427
                                                             ------------       -----------      ---------
     Consolidated income before income taxes                 $     25,926       $    24,403      $  34,829
                                                             ============       ===========      =========

Assets - segment totals                                      $    399,031       $   382,255      $ 386,774
Unallocated corporate assets/(b)/                                  36,457            32,794         27,802
                                                             ------------       -----------      ---------
     Consolidated assets                                     $    435,488       $   415,049      $ 414,576
                                                             ============       ===========      =========

Capital expenditures - segment totals                        $     26,626       $    27,746      $  30,076
Unallocated corporate expenditures                                  7,388               696          2,621
                                                             ------------       -----------      ---------
     Consolidated capital expenditures                       $     34,014       $    28,442      $  32,697
                                                             ============       ===========      =========

Depreciation and amortization expenses -
segment totals                                               $     37,418       $    37,591      $  38,075
Unallocated corporate depreciation expenses                         2,554             1,686          1,377
                                                             ------------       -----------      ---------
     Consolidated depreciation and
     amortization expenses                                   $     39,972       $    39,277      $  39,452
                                                             ============       ===========      =========

     (a) Includes corporate administrative and corporate manufacturing expenses which are not included in segment operating income and not used to evaluate segment performance.

     (b) Includes items such as deferred tax asset, prepaid pension asset, joint venture investment, corporate fixed assets and LIFO inventory reserve which are not allocated to segments.

Company-wide geographic data for the years ended December 31, 2001, 2000 and 1999, is as follows (net sales attributed to countries based on selling location):

(Dollars in thousands)                2001             2000          1999
----------------------------------------------------------------------------

Net sales
     United States                  $550,208         $569,357       $553,966
     All foreign countries           161,309          129,580        140,693
                                    --------         --------       --------
        Total                       $711,517         $698,937       $694,659
                                    ========         ========       ========

Long-lived assets
     United States                  $172,090         $180,369       $193,436
     All foreign countries            40,343           18,778         16,045
                                    --------         --------       --------
         Total                      $212,433         $199,147       $209,481
                                    ========         ========       ========

14.      Earnings Per Share

Below is the computation of basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999:

(In thousands, except per share amounts)                2001             2000            1999
------------------------------------------------------------------------------------------------
Computation of Basic Earnings per Share
Net income                                          $    16,152      $   15,008       $   22,129
Deduct dividends on preferred stock                         802             815              858
                                                    -----------      ----------       ----------
Income applicable to common stock                   $    15,350      $   14,193       $   21,271

Weighted-average number of shares outstanding             9,249           9,355            9,592
                                                    -----------      ----------       ----------

Basic earnings per share                            $      1.66      $     1.52       $     2.22
                                                    ===========      ==========       ==========

Computation of Diluted Earnings per Share
Net income                                          $    16,152      $   15,008       $   22,129

Weighted-average number of shares outstanding             9,249           9,355            9,592
Add net shares from assumed exercise of options
     (under treasury stock method)                          218             203              324
Add weighted-average shares from assumed
     conversion of convertible preferred stock              666             678              716
                                                    -----------      ----------       ----------
Shares applicable to diluted earnings                    10,133          10,236           10,632
                                                    -----------      ----------       ----------

Diluted earnings per share                          $      1.59      $     1.47       $     2.08
                                                    ===========      ==========       ==========

                                Five Year Summary
               (In thousands, except per share and employee data)

For the Year                                                2001          2000           1999         1998           1997
--------------------------------------------------------------------------------------------------------------------------
Net Sales                                               $711,517      $698,937       $694,659      $635,756       $605,574
Operating Income                                          31,225        32,028         41,778        45,423         44,370
   Percent of net sales                                      4.4%          4.6%           6.0%          7.1%           7.3%
Pre-tax Income                                            25,926        24,403         34,829        38,766         34,874
   Percent of net sales                                      3.6%          3.5%           5.0%          6.1%           5.8%
Provision for Income Taxes                                 9,774         9,395         12,700        15,312         14,464
Net Income                                                16,152        15,008         22,129        23,454         20,410
   Per share (Diluted)/(a)/                                 1.59          1.47           2.08          2.12           1.86
   Percent of net sales                                      2.3%          2.1%           3.2%          3.7%           3.4%
   Percent to stockholders' equity/(b)/                     10.5%          9.7%          15.0%         17.0%          15.5%
Cash Dividends Paid                                        7,350         7,004          6,727         6,432          6,069
   Per common share                                       0.7075        0.6625         0.6125        0.5625         0.5125
Depreciation and Amortization                             39,972        39,277         39,452        37,347         35,281
Capital Expenditures                                      34,014        28,442         32,697        44,056         35,589
Weighted-average Common
   Shares Outstanding                                      9,249         9,355          9,592         9,843          9,831

As of Year End
--------------------------------------------------------------------------------------------------------------------------
Working Capital                                         $ 75,464      $ 71,251       $ 68,615      $ 61,814       $ 63,789
Current Ratio                                                1.7           1.7            1.7           1.7            1.8
Property, Plant and Equipment, net                       212,433       199,147        209,481       215,096        206,601
Total Assets                                             435,488       415,049        414,576       404,361        374,936
Long-term Debt, less current maturities                  109,588        96,466        107,420       107,708         94,898
Stockholders' Equity                                     159,729       154,176        155,064       147,984        137,598
   Per share/(c)/                                          16.14         15.57          15.20         14.18          13.01
Number of Employees                                        1,491         1,387          1,365         1,372          1,292


/(a)/ Based on weighted-average number of common shares outstanding during the year.
/(b)/  Based on equity at beginning of year.
/(c)/ Based on common shares and the assumed conversion of the convertible preferred shares outstanding at year end.

     Quarterly Stock Data (Unaudited)

                                                                                                     Dividends Paid
                                     Stock Price Range                                              Per Common Share
             ---------------------------------------------------------------------------------------------------------------
                           2001                               2000                              2001             2000
             ----------------------------------------------------------------------------------------------------------------
 Quarter          High              Low            High                  Low
--------------------------------------------------------------------------------
 First           $24.75           $22.35          $23.19                 $19.88                17.50(c)         16.25(c)
 Second          $26.20           $23.10          $23.25                 $20.94                17.50(c)         16.25(c)
 Third           $26.38           $17.98          $25.00                 $19.63                17.50(c)         16.25(c)
 Fourth          $24.40           $17.80          $24.00                 $18.50                18.25(c)         17.50(c)
                                                                                            --------------------------------
 Year            $26.38           $17.80          $25.00                 $18.50                70.75(c)         66.25(c)
============================================================================================================================

     Quarterly Financial Data (Unaudited)
     (Dollars in thousands, except per share data)

                                                                                        2001
                                                   -----------------------------------------------------------------------------
     Quarter                                             First          Second            Third          Fourth             Year
     ---------------------------------------------------------------------------------------------------------------------------
     Net Sales                                     $   176,857     $   182,767      $   173,829     $   178,064      $   711,517
     ---------------------------------------------------------------------------------------------------------------------------
     Gross Profit                                       25,901          29,701           26,483          25,144          107,229
     ---------------------------------------------------------------------------------------------------------------------------
     Interest, net                                      (1,956)         (1,805)          (1,819)         (1,588)          (7,168)
     ---------------------------------------------------------------------------------------------------------------------------
     Pre-tax Income                                      6,000          10,040            7,335           2,551           25,926
     ---------------------------------------------------------------------------------------------------------------------------
     Net Income                                          3,628           6,173            4,481           1,870           16,152
     ---------------------------------------------------------------------------------------------------------------------------
     Net Income per Share (Diluted)                       0.36            0.61             0.44            0.18             1.59
     ===========================================================================================================================

                                                                                        2000
                                                   -----------------------------------------------------------------------------
     Quarter                                             First          Second            Third          Fourth             Year
     ---------------------------------------------------------------------------------------------------------------------------
     Net Sales                                     $   174,988     $   177,897      $   176,608     $   169,444      $   698,937
     ---------------------------------------------------------------------------------------------------------------------------
     Gross Profit                                       27,083          30,680           29,025          25,238          112,026
     ---------------------------------------------------------------------------------------------------------------------------
     Interest, net                                      (2,051)         (2,186)          (2,099)         (1,992)          (8,328)
     ---------------------------------------------------------------------------------------------------------------------------
     Pre-tax Income / (Loss)                             7,003          10,859            9,989          (3,448)          24,403
     ---------------------------------------------------------------------------------------------------------------------------
     Net Income / (Loss)                                 4,271           6,625            6,233          (2,121)          15,008
     ---------------------------------------------------------------------------------------------------------------------------
     Net Income/(Loss) per Share (Diluted)                0.41            0.64             0.61           (0.25)            1.47
     ===========================================================================================================================